

ELECTRONICS FOR IMAGING, INC.
2013 PROXY STATEMENT AND
2012 ANNUAL REPORT

efi

ELECTRONICS FOR IMAGING, INC.
303 Velocity Way
Foster City, California 94404

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on June 4, 2013

Proxy

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "*Annual Meeting*") of ELECTRONICS FOR IMAGING, INC., a Delaware corporation (the "*Company*"), will be held on June 4, 2013 at 8:00 a.m., Pacific Time, at the Company's corporate headquarters, 303 Velocity Way, Foster City, California 94404 for the following purposes:

1. To elect six (6) directors to hold office until the next annual meeting or until their successors are duly elected and qualified.
2. To approve the amendment and restatement of the 2009 Equity Incentive Award Plan and the reservation of an additional 4,600,000 shares of the Company's common stock for issuance pursuant to such amended and restated plan.
3. To approve the amendment and restatement of our 2000 Employee Stock Purchase Plan to provide for an increase of 2,000,000 shares of the Company's common stock for issuance pursuant to such amended and restated plan.
4. To approve a non-binding advisory proposal on executive compensation.
5. To ratify the appointment of the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2013.
6. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. The Board of Directors has approved the proposals described in the Proxy Statement and recommends that you vote "*FOR*" the election of all nominees for director in Proposal 1 and "*FOR*" Proposals 2, 3, 4 and 5.

Only stockholders of record at the close of business on April 8, 2013 are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to submit your proxy electronically, by telephone or by marking, signing, dating and returning the enclosed proxy for that purpose. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy.

Sincerely,

/s/ BRYAN KO

Bryan Ko
Secretary

Foster City, California
April 18, 2013

YOUR VOTE IS IMPORTANT.
IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING,
YOU ARE REQUESTED TO SUBMIT YOUR PROXY ELECTRONICALLY OR BY TELEPHONE,
AS DESCRIBED UNDER *"SUBMISSION OF PROXIES; INTERNET AND TELEPHONE VOTING"*
IN THE ATTACHED PROXY STATEMENT, OR
COMPLETE, SIGN AND DATE THE ENCLOSED PROXY
AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE.

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Proxy

ELECTRONICS FOR IMAGING, INC.

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS

June 4, 2013

INFORMATION CONCERNING SOLICITATION AND VOTING

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors" or the "Board") of ELECTRONICS FOR IMAGING, INC., a Delaware corporation (the "Company"), for use at the Annual Meeting of Stockholders to be held on June 4, 2013 at 8:00 a.m., Pacific Time (the "Annual Meeting"), or at any adjournment or postponement thereof. The Annual Meeting will be held at the Company's corporate headquarters, 303 Velocity Way, Foster City, California 94404. The Company intends to mail this Proxy Statement and accompanying proxy card on or about April 19, 2013 to stockholders entitled to vote at the Annual Meeting.

At the Annual Meeting, the stockholders of the Company will be asked: (1) to elect six (6) directors to hold office until the next annual meeting or until their successors are duly elected and qualified; (2) to approve the amendment and restatement of the 2009 Equity Incentive Award Plan (the "2009 Plan") and the reservation of an additional 4,600,000 shares of the Company's common stock for issuance pursuant to such amended and restated plan; (3) to approve the amendment and restatement of our 2000 Employee Stock Purchase Plan ("ESPP") to provide for an increase of 2,000,000 shares of the Company's common stock for issuance pursuant to such amended and restated plan; (4) to provide a non-binding advisory vote to approve the Company's executive compensation program; (5) to ratify the appointment of the Company's independent registered public accounting firm for the Company for the fiscal year ending December 31, 2013; and (6) to transact such other business as may properly come before the meeting or any adjournment or postponement thereof. All proxies that are properly completed, signed and returned to the Company or properly submitted electronically or by telephone prior to the Annual Meeting will be voted.

Voting Rights and Outstanding Shares

Only stockholders of record at the close of business on April 8, 2013 (the "Record Date") are entitled to receive notice of and to vote at the Annual Meeting. As of the Record Date, the Company had outstanding and entitled to vote 46,501,405 shares of common stock. The holders of a majority of the shares outstanding and entitled to vote at the Annual Meeting constitute a quorum. Therefore, the Company will need at least 23,250,703 shares entitled to vote present in person, by telephone or by proxy at the Annual Meeting for a quorum to exist. Each holder of record of common stock on the Record Date will be entitled to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting for the election of directors.

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions, withheld votes and broker non-votes. Abstentions, withheld votes and broker non-votes are counted as present for purposes of establishing a quorum for the transaction of business at the Annual Meeting. Abstentions represent a stockholder's affirmative choice to decline to vote on a proposal. Broker non-votes occur when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular matter because such broker, bank or other nominee does not have discretionary authority to vote on that matter and has not received voting instructions from the beneficial owner. Brokers, banks and other nominees typically do not have discretionary authority to vote on non-routine matters. Under the rules of the New York Stock Exchange (the "NYSE"), as amended (the "NYSE Rules"), which apply to all NYSE-licensed brokers, brokers have discretionary authority to vote on routine matters when they have not received timely voting instructions from the beneficial owner.

Stockholders' choices for Proposal One (election of directors) are limited to "for" and "withhold." A plurality of the shares of common stock voting in person or by proxy is required to elect each of the six

(6) nominees for director under Proposal One. A plurality means that the six (6) nominees receiving the largest number of votes cast (votes "for") will be elected. Because the election of directors under Proposal One is considered to be a non-routine matter under the NYSE Rules, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal One, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Abstentions and broker non-votes will have no effect on the outcome of Proposal One because the election of directors is based on the votes actually cast. Withheld votes will be considered for purposes of the Company's "majority withheld vote" policy as set forth in the Company's Board of Director Guidelines (the "Board of Director Guidelines"). The Board of Director Guidelines can be found at the Company's website at www.efi.com.

The affirmative vote of a majority of shares entitled to vote that are present in person or by proxy is required to approve Proposal Two (amendment and restatement of the 2009 Plan), Proposal Three (amendment and restatement of the ESPP) and Proposal Four (advisory vote on executive compensation). Because the vote under Proposal Two, Proposal Three and the advisory vote under Proposal Four are considered to be non-routine matters under the NYSE Rules, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Two, Proposal Three and Proposal Four, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Abstentions will have the same effect as negative votes on these proposals because they represent votes that are present, but not cast. Although broker non-votes are considered present for quorum purposes, they are not considered entitled to vote, and so have no effect on the outcome of Proposal Two, Proposal Three and Proposal Four.

The affirmative vote of a majority of shares entitled to vote that are present in person or by proxy is required to ratify the selection of the independent registered public accounting firm for the fiscal year ending December 31, 2013 under Proposal Five (ratification of appointment of auditors). Abstentions will have the same effect as negative votes on this proposal because they represent votes that are present, but not cast. Proposal Five is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Five, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of auditors.

Please be advised that Proposal Four (advisory vote on executive compensation) and Proposal Five (Ratification of appointment of auditors) are advisory only and not binding on the Company. Our Board of Directors will consider the outcome of the vote on each of these proposals in considering what action, if any, should be taken in response to the advisory vote by stockholders.

Adjournment of Meeting

In the event that sufficient votes in favor of the proposals are not received by the date of the Annual Meeting, the persons named as proxies may propose one or more adjournments of the Annual Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of shares entitled to vote present in person or by proxy at the Annual Meeting.

Submission of Proxies; Internet and Telephone Voting

If you hold shares as a registered stockholder in your own name, you should complete, sign and date the enclosed proxy card as promptly as possible and return it using the enclosed envelope. If your completed proxy card is received prior to or at the Annual Meeting, your shares will be voted in accordance with your voting instructions. If you sign and return your proxy card but do not give voting instructions, your shares will be voted FOR (1) the election of the Company's six (6) nominees as directors; (2) the amendment and restatement of the 2009 Plan; (3) the amendment and restatement of the ESPP; (4) the advisory vote on executive compensation; (5) the ratification of the appointment of the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2013; and (6) as the proxy holders deem advisable, in their discretion, on other matters that may properly come before the Annual Meeting. If you hold shares through a bank or brokerage firm, the bank or brokerage firm will provide you with separate voting instructions on a form you will receive from them. Many such firms make telephone or internet voting available, but the specific processes available will depend on those firms' individual arrangements.



Proxy

Solicitation

The cost of preparing, assembling, printing and mailing the Proxy Statement, the Notice of Annual Meeting and the enclosed proxy, as well as the cost of soliciting proxies relating to the Company's proposals for the Annual Meeting, will be borne by the Company. The Company will request banks, brokers, dealers and voting trustees or other nominees to solicit their customers who are beneficial owners of shares listed of record in names of nominees and will reimburse such nominees for the reasonable out-of-pocket expenses of such solicitations. The original solicitation of proxies by mail may be supplemented by telephone, facsimile, telegram, email and personal solicitation by directors, officers and regular employees of the Company or, at the Company's request, a proxy solicitation firm. No additional compensation will be paid to directors, officers or other regular employees of the Company for such services, but a proxy solicitation firm will be paid a customary fee if it renders solicitation services.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company at the Company's principal executive office, 303 Velocity Way, Foster City, California 94404, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Stockholder Proposals To Be Presented at Next Annual Meeting

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's annual meeting of stockholders to be held in 2014, pursuant to Securities and Exchange Commission (the "SEC") Rule 14a-8, is currently expected to be December 19, 2013. The Company's amended and restated bylaws (the "Bylaws") also establish a deadline with respect to discretionary voting for submission of stockholder proposals that are not intended to be included in the Company's proxy statement. For nominations of persons for election to the Board of Directors and other business to be properly brought before the 2014 annual meeting by a stockholder, notice must be delivered to or mailed and received at the principal executive offices of the Company not earlier than the close of business on February 4, 2014 and not later than the close of business on March 6, 2014 (the "Discretionary Vote Deadline"). These deadlines are subject to change if the date of the 2014 annual meeting is more than 30 calendar days before or more than 60 calendar days after the date of the Annual Meeting. If a stockholder gives notice of such proposal after the Discretionary Vote Deadline, the Company's proxy holders will be allowed to use their discretionary voting authority to vote the shares they represent as the Board of Directors may recommend, which may include a vote against the stockholder proposal when and if the proposal is raised at the Company's 2014 annual meeting.

Additional Copies

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the "Annual Report") will be mailed concurrently with the mailing of the Notice of Annual Meeting and Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. Except to the extent expressly incorporated by reference into this Proxy Statement, the Annual Report does not constitute, and should not be considered, a part of this proxy solicitation material.

If you would like a copy of the Annual Report, the Company will provide one to you free of charge upon your written request to Investor Relations at Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON June 4, 2013: The Company's Proxy Statement dated APRIL 18, 2013 and Annual Report are available electronically at http://ir.efi.com/proxy.cfm.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

There are six (6) nominees for election at the Annual Meeting. Each nominee currently serves as a director and, was elected by stockholders at the 2012 annual meeting. Votes cannot be cast, whether in person or by proxy, for more individuals than the six (6) nominees named in this Proxy Statement. Following the Annual Meeting, the Board of Directors will consist of six (6) members. Although fewer nominees are named than the number fixed by the Bylaws, proxies cannot be voted for a greater number of persons than the number of nominees named. The Board may elect additional members in the future in accordance with the Bylaws.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the six (6) nominees named below. In the event that any Board of Director's nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for the nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors by the present Board of Directors, the proxy holders intend to vote all proxies received by them in such a manner as will assure the election of as many of the nominees listed below as possible. Each person has been recommended for nomination by the Nominating and Governance Committee of the Board of Directors and has been nominated by the Board of Directors for election. Each person nominated for election has agreed to serve, and the Company is not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders or until his successor has been duly elected and qualified, or until such director's earlier death, resignation or removal.

As set forth in the Company's Board of Director Guidelines and the Nominating and Governance Committee Charter, the Company has a majority voting policy for the election of directors in an uncontested election. Pursuant to this policy, in the event that a nominee for director in an uncontested election receives more "withheld" votes for his or her election than "for" votes, the director must submit a resignation to the Board of Directors. The Nominating and Governance Committee of the Board of Directors will evaluate and make a recommendation to the Board of Directors with respect to the offered resignation. The Board of Directors will take action on the recommendation within 90 days following certification of the stockholder vote. No director who tenders a resignation may participate in the Nominating and Governance Committee's or the Board of Directors' consideration of the matter. The Company will publicly disclose the Board of Directors' decision including, as applicable, the reasons for rejecting a resignation.

The names of the nominees, each of whom is currently a director of the Company elected by the stockholders or appointed by the Board of Directors, and certain information about them as of April 8, 2013 are set forth below.

Name of Nominee and Principal Occupation	Age	Director Since
Eric Brown(3) Chief Operating Officer, Chief Financial Officer and Executive Vice President, Polycom, Inc.	47	2011
Gill Cogan(1)(2) Founding Partner, Opus Capital Ventures LLC	61	1992
Guy Gecht Chief Executive Officer and President of the Company	47	2000
Thomas Georgens(3) Chief Executive Officer, President and Director, NetApp, Inc.	53	2008
Richard A. Kashnow(2)(3) Consultant, Self-Employed	71	2008
Dan Maydan(1)(2) Member, Board of Trustees, Palo Alto Medical Foundation	77	1996

(1) Member of the Compensation Committee.
(2) Member of the Nominating and Governance Committee.
(3) Member of the Audit Committee.

Mr. Brown has served as a director of the Company since April 7, 2011. Mr. Brown has served as Chief Operating Officer, Chief Financial Officer, and Executive Vice President of Polycom, Inc. since February 21, 2012. Prior to that Mr. Brown served as Executive Vice President, Chief Financial Officer of Electronic Arts, Inc., an interactive entertainment software company, from April 2008 to February 2012. From January 2005 until March 2008, Mr. Brown worked at McAfee, Inc., a security technology company, serving as Chief Operating Officer and Chief Financial Officer from March 2006 until March 2008 and as Vice President and Chief Financial Officer from January 2005 until March 2006. Mr. Brown was the President and Chief Financial Officer of MicroStrategy Incorporated, a business intelligence software provider, from 2000 until 2004. From 1998 to 2000, Mr. Brown worked at Electronic Arts as Vice President and Chief Operating Officer of Electronic Arts Redwood Shores (California) studio division. From 1995 to 1998, Mr. Brown was co-founder and Chief Financial Officer of Datasage, Inc., a Boston-based enterprise technology company. Mr. Brown received a B.S. in Chemistry from the Massachusetts Institute of Technology and a M.B.A from the MIT Sloan School of Management. Mr. Brown's oversight of worldwide business and finance operations with responsibility for public company financial reporting, balance sheet management, audit, and tax matters provides the Board of Directors with a broad range of expertise on various operational and financial issues facing a global organization.

Mr. Cogan has served as a director of the Company since 1992 and as Chairman of the Board of Directors since June 28, 2007. Mr. Cogan is a founding Partner of Opus Capital Ventures LLC, a venture capital firm established in 2005. Previously, he was the Managing Partner of Lightspeed Venture Partners, a venture capital firm, from 2000 to 2005. From 1991 until 2000, Mr. Cogan was Managing General Partner of Weiss, Peck & Greer Venture Partners, L.P., a venture capital firm. From 1986 to 1990, Mr. Cogan was a partner of Adler & Company, a venture capital group handling technology-related investments. From 1983 to 1985, he was Chairman and Chief Executive Officer of Formtek, Inc., an imaging and data management computer company, whose products were based upon technology developed at Carnegie-Mellon University. Mr. Cogan is currently a director of several privately held companies. Mr. Cogan holds an M.B.A. from the University of California at Los Angeles. Mr. Cogan's experience in venture capital firms brings him extensive knowledge of technology companies that is valuable to the Board of Directors' discussions of the Company's technology-related investments.

Mr. Gecht was appointed Chief Executive Officer of the Company on January 1, 2000 and was also appointed President of the Company on May 11, 2012, a position he previously held from July 1999 to January 2000. From January 1999 to July 1999, he was Vice President and General Manager of Fiery products of the Company. From October 1995 through January 1999, he served as Director of Software Engineering. Prior to joining the Company, Mr. Gecht was Director of Engineering at Interro Systems, Inc., a technology company, from 1993 to 1995. From 1991 to 1993, he served as Software Manager of ASP Computer Products, a networking company, and from 1990 to 1991 he served as Manager of Networking Systems for Apple Israel, a technology company. From 1985 to 1990, he served as an officer in the Israeli Defense Forces, managing an engineering development team, and later was an acting manager of one of the IDF high-tech departments. Mr. Gecht currently serves as a member of the board of directors, audit committee and compensation committee of Check Point Software Technologies Ltd., a global information technology security company. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben Gurion University in Israel. Mr. Gecht's different previous roles within the Company, along with his experience as the Company's Chief Executive Officer for over ten (10) years, give him unique insights into the Company's challenges, opportunities and operations.

Mr. Georgens has served as a director of the Company since 2008. Mr. Georgens is currently Chief Executive Officer, President and Director of NetApp, Inc., a provider of data management solutions. Prior to becoming its Chief Executive Officer, from February 2008 to August 2009, Mr. Georgens was President and Chief Operating Officer of NetApp, Inc. From January 2007 to January 2008, Mr. Georgens was Executive Vice President, Product Operations and from October 2005 to January 2007, he was Executive Vice President and General Manager of Enterprise Storage

Systems for NetApp, Inc. From 1996 to 2005, Mr. Georgens served LSI Logic and its subsidiaries, including Engenio, in various capacities, including as President, Chief Executive Officer, Vice President and General Manager, and Director. Prior to working with LSI Logic and its subsidiaries, Mr. Georgens spent 11 years at EMC Corporation in a variety of engineering and marketing positions. Mr. Georgens currently serves as a director of Autodesk, Inc. Mr. Georgens graduated from Rensselaer Polytechnic Institute with B.S. and M.Eng. degrees in Computer and Systems Engineering, and also holds an M.B.A. from Babson College. Mr. Georgens's current role of Chief Executive Officer of a NASDAQ-100 company brings to the Board of Directors the perspective of a leader facing similar current economic, social and governance issues. In addition, his role provides Mr. Georgens with insight in the preparation and review of financial statements of a public company.

Mr. Kashnow has served as a director of the Company since 2008. Since 2003, Mr. Kashnow has been self-employed as a consultant. From 1999 until 2003, Mr. Kashnow served as President of Tyco Ventures, the venture capital unit he established for Tyco International, Inc., a diversified manufacturing and services company. From 1995 to 1999, he served as Chairman, Chief Executive Officer, and President of Raychem Corporation, a global technology materials company. He started his career as a physicist at General Electric's Corporate Research and Development Center in 1970. During his seventeen years with General Electric, he progressed through a series of technical and general management assignments. He served in the U.S. Army between 1968 and 1970 and completed his active duty tour as a captain. Until December 2012, Mr. Kashnow served on the board of directors of Ariba,Inc., which was a public company providing on-demand spend management solutions prior to its acquisition by SAP AG in October 2012. Until March 2008, he served as Chairman of ActivIdentity, a public software security company. Until September 2007, he also served as Chairman of Komag, Inc., a public data storage media company, which was acquired at that time by Western Digital. Until September 2006, he served on the board of directors of Parkervision, Inc., a radio frequency technology company, and as Chairman of its Compensation Committee. Mr. Kashnow received a Ph.D. in Physics from Tufts University in 1968 and a B.S. in Physics from Worcester Polytechnic Institute in 1963. Mr. Kashnow's experience in supervising a principal financial officer as the former Chief Executive Officer of Raychem Corporation provides the Board of Directors with a perspective of an executive involved in the preparation and review of financial statements of a public company.

Dr. Maydan has served as a director of the Company since 1996. Dr. Maydan was President of Applied Materials Inc., a semiconductor manufacturing equipment company, from January 1994 to April 2003 and a member of that company's board of directors from June 1992 to October 2005. From March 1990 to January 1994, Dr. Maydan served as Applied Materials' Executive Vice President, with responsibility for all product lines and new product development. Before joining Applied Materials in September 1980, Dr. Maydan spent thirteen years managing new technology development at Bell Laboratories during which time he pioneered laser recording of data on thin-metal films and made significant advances in photolithography and vapor deposition technology for semiconductor manufacturing. In 1998, Dr. Maydan was elected to the National Academy of Engineering. He serves on the board of directors of Infinera Corporation, a digital optical communications company and the board of directors of a privately held company. Dr. Maydan is a member of the Board of Trustees of the Palo Alto Medical Foundation (P.A.M.F.). Dr. Maydan received his B.S. and M.S. degrees in Electrical Engineering from Technion, the Israel Institute of Technology, and his Ph.D. in Physics from Edinburgh University in Scotland. Dr. Maydan's broad experience in technology, innovation, marketing and operations provides the Board of Directors with a global perspective on the issues faced by manufacturing and technology companies.

Vote Required

Subject to the "majority withheld votes" policy in the Board of Director Guidelines, directors are elected if they receive a plurality of the votes present in person or represented by proxy at the Annual Meeting. Accordingly, the six (6) nominees receiving the largest number of votes cast (votes "for") will be elected.

Recommendation of the Board of Directors

The Company's Board of Directors recommends a vote "FOR" the election of all six (6) nominees listed above. Proxies received by the Company will be voted "FOR" the election of all nominees listed above unless the stockholder specifies otherwise in the proxy.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings of Board of Directors and Committees

The Board of Directors of the Company held a total of eight (8) meetings in 2012. The Board of Directors has established the following committees, among others, to assist the Board of Directors in discharging its duties: (i) an Audit Committee, (ii) a Compensation Committee and (iii) a Nominating and Governance Committee (collectively, the "Board Committees"). Current copies of the charters for the Board Committees can be found on the Company's website at www.efi.com. Each director attended 75% or more of the total number of meetings of the Board of Directors and of the Board Committees upon which such director served during 2012.


Proxy

Audit Committee

The Audit Committee currently consists of Directors Georgens, Brown (Chairman) and Kashnow. The Audit Committee conducted nine (9) meetings in 2012. The Audit Committee oversees the accounting and financial reporting processes of the Company and audits of the financial statements of the Company and assists the Board of Directors in oversight and monitoring of the integrity of the Company's financial statements, the Company's compliance with certain legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and the Company's systems of internal controls. The Audit Committee also approves the engagement of and the services to be performed by the Company's independent auditors. The Board of Directors has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules (the "NASDAQ Rules") and also meet the additional criteria for independence of Audit Committee members set forth in Section 10A(m) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board of Directors has determined that each member of the Audit Committee is an "audit committee financial expert" as defined by the SEC.

The Audit Committee oversees the Company's Ethics Program, which presently includes, among other things, the Company's Code of Business Conduct and Ethics, the Company's Code of Ethics for the Management Team, the Company's Code of Ethics for the Accounting and Finance Team and the Company's Code of Ethics for the Sales Team (collectively, the "Codes"), an internal audit function responsible for receiving and investigating complaints, a 24-hour global toll-free hotline and an internal website whereby employees can anonymously submit complaints via email. The Company's Codes can be found on the Company's website at www.efi.com. As further set forth below, the Audit Committee also oversees the Company's risk assessment function.

We intend to disclose any amendment to the Codes, or waiver from, certain provisions of the Codes as applicable for our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, by posting such information on our website, at the address specified above.

Compensation Committee

The Compensation Committee currently consists of Directors Cogan (Chairman) and Maydan. The Compensation Committee held eight (8) meetings in 2012. The Board of Directors has determined that all members of the Compensation Committee are "independent" as that term is defined in Rule 5605(a)(2) of the NASDAQ Rules. The Compensation Committee reviews and approves the Company's executive compensation policy, administers the Company's stock plans and considers compensation consultant, counsel and other adviser conflict of interest. The Compensation Committee also reviews the Compensation Discussion and Analysis contained in the Company's proxy statements and prepares and approves the Compensation Committee Report for inclusion in the Company's proxy statements.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of Directors Cogan, Kashnow (Chairman) and Maydan. The Nominating and Governance Committee held two (2) meetings in 2012. The Board of

Directors has determined that all members of the Nominating and Governance Committee are "independent" as that term is defined in Rule 5605(a)(2) of the NASDAQ Rules. The Nominating and Governance Committee develops and recommends governance principles, recommends director nominees to the Board of Directors and considers the resignation offers of any nominee for director, in accordance with its Charter and the Company's Board of Director Guidelines.

Consideration of Director Nominees

Stockholder Nominees

The policy of the Nominating and Governance Committee is to consider properly submitted stockholder nominations for candidates for membership on the Board of Directors as described below under "Identifying and Evaluating Nominees for Directors." Properly communicated stockholder recommendations will be considered in the same manner as recommendations received from other sources. In evaluating such nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and to address the membership criteria set forth under "Director Qualifications."

Stockholders may recommend individuals for consideration by submitting the materials set forth below to the Company addressed to the Nominating and Governance Committee at the Company's corporate headquarters. To be timely, the written materials must be submitted within the time provided by the advance notice provisions in the Bylaws in order to be included in the Company's proxy statement for the subject annual meeting.

The written materials must include: (1) the name(s) and address(es) of the stockholder(s) providing the notice, as they appear in the Company's books, and of the other Proposing Persons (as defined below), (2) any Disclosable Interests (as defined in the Bylaws) of the stockholder(s) providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and/or each other Proposing Person, (3) all information with respect to such proposed nominee that would be required to be set forth in a stockholder's notice if such proposed nominee were a Proposing Person, (4) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 under the Exchange Act and the rules and regulations thereunder, (5) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the stockholder providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and/or any Proposing Person, on the one hand, and each proposed nominee, his or her respective affiliates and associates and any other persons with whom such proposed nominee (or any of his or her respective affiliates and associates) is Acting in Concert (as defined below), on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder or beneficial owner, as applicable, and/or such Proposing Person were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant, and (6) such other information (including one or more accurately completed and executed questionnaires and executed and delivered agreements) as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable stockholder's understanding of the independence or lack of independence of such proposed nominee.

For purposes of the information required to be disclosed in the written materials described above, the term "Proposing Person" means (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner, if different, on whose behalf the nomination proposed to be made at the meeting is made, (iii) any affiliate or associate of such beneficial owner (as such terms are defined in Rule 12b-2 under the Exchange Act) and (iv) any other person with whom such stockholder or such beneficial owner (or any of their respective affiliates or associates) is Acting in Concert.

A person shall be deemed to be "Acting in Concert" with another person for purposes of the information required to be disclosed in the written materials described above if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the management, governance or control of the Company in parallel with, such other person where (i) each person is conscious of the other person's conduct or intent and this awareness is an element in their decision-making process and (ii) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; *provided*, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies from such other person in connection with a public proxy solicitation pursuant to, and in accordance with, the Exchange Act. A person which is Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also acting in concert with such other person.


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Any director nominations proposed by stockholders for consideration by the Nominating and Governance Committee should be addressed to:

Electronics For Imaging, Inc.
Attention: Nominating and Governance Committee
c/o Bryan Ko
303 Velocity Way
Foster City, CA 94404

Director Qualifications

The Nominating and Governance Committee has established the following minimum criteria for evaluating prospective Board of Director candidates:

- Reputation for integrity, strong moral character and adherence to high ethical standards.
- Holds or has held a generally recognized position of leadership in the community and/or chosen field of endeavor, and has demonstrated high levels of accomplishment.
- Demonstrated business acumen and experience, and ability to exercise sound business judgment and common sense in matters that relate to the current and long-term objectives of the Company.
- Ability to read and understand basic financial statements and other financial information pertaining to the Company.
- Commitment to understand the Company and its business, industry and strategic objectives.
- Commitment and ability to regularly attend and participate in meetings of the Board of Directors, Board Committees and stockholders, the number of other company boards on which the candidate serves and the ability to generally fulfill all responsibilities as a director of the Company.
- Willingness to represent and act in the interests of all stockholders of the Company rather than the interests of a particular group.
- Good health and ability to serve.
- For prospective non-employee directors, independence under applicable standards of the SEC and the NASDAQ Rules, and the absence of any conflict of interest (whether due to a business or personal relationship) or legal impediment to, or restriction on, the nominee serving as a director.
- Willingness to accept the nomination to serve as a director of the Company.

Other Factors for Potential Consideration

The Nominating and Governance Committee will also consider the following factors in connection with its evaluation of each prospective nominee:

- Whether the prospective nominee will foster a diversity of skills and experiences.
- Whether the nominee possesses the requisite education, training and experience to qualify as "financially literate" or as an "audit committee financial expert" under applicable rules of the SEC and the NASDAQ Rules.
- Composition of the Board of Directors and whether the prospective nominee will add to or complement the Board of Director's existing strengths.

The Nominating and Governance Committee does not have a formal policy with respect to diversity; however, the Board of Directors and the Nominating and Governance Committee believe that it is essential that our directors represent diverse viewpoints, skills, education and professional experience. In considering candidates for the Board of Directors, the Nominating and Governance Committee considers the entirety of each candidate's credentials in the context of these standards.

All of our directors bring to the Board of Directors executive leadership experience derived from their service as executives and, in most cases, chief executive officers of large corporations. As a group, they bring extensive board experience and several decades of diverse and extensive business and technical experience. The process undertaken by the Nominating and Governance Committee in identifying and evaluating qualified director candidates is described below. Certain individual qualifications and skills of our directors that contribute to the Board of Directors' effectiveness as a whole are described above, under each director's biographical information.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee initiates the process by preparing a slate of potential candidates who, based on their biographical information and other information available to the Nominating and Governance Committee, appear to meet the criteria specified above and/or who have specific qualities, skills or experience being sought, based on input from the full Board of Directors.

- *Outside Advisors.* The Nominating and Governance Committee may engage a third party search firm or other advisors to assist in identifying prospective nominees.
- *Nomination of Incumbent Directors.* The re-nomination of existing directors should not be viewed as automatic, but should be based on continuing qualification under the criteria set forth above.

  For incumbent directors standing for re-election, the Nominating and Governance Committee will assess the incumbent director's performance during his or her term, including the number of meetings attended, level of participation and overall contribution to the Company, the number of other company boards on which the individual serves, composition of the Board of Directors at that time and any changed circumstances affecting the individual director which may bear on his or her ability to continue to serve on the Board of Directors.
- *Management Directors.* The number of officers or employees of the Company serving at any time on the Board of Directors should be limited such that, at all times, a majority of the directors is "independent" under applicable standards of the SEC and the NASDAQ Rules.

After reviewing appropriate biographical information and qualifications, first-time candidates will be interviewed by at least one member of the Nominating and Governance Committee and by the Company's Chief Executive Officer. Upon completion of the above procedures, the Nominating and Governance Committee will determine the list of potential candidates to be recommended to the full Board of Directors for nomination at an annual meeting or appointment to the Board of Directors between annual meetings. The Board of Directors will select the slate of nominees only from candidates identified, screened and approved by the Nominating and Governance Committee.

In accordance with the Company's "majority withheld vote" policy, the Nominating and Governance Committee will also consider the resignation offer of any nominee for director who, in an uncontested election, receives a greater number of votes "withheld" from his or her election than votes "for" such election, and recommend to the Board of Directors the action it deems appropriate to be taken with respect to such offered resignation.


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DIRECTOR COMPENSATION

FISCAL 2012 DIRECTOR COMPENSATION

The compensation paid by the Company to non-employee directors, for the fiscal year ended December 31, 2012 is summarized as follows:

Name(1) (a)	Fees earned or paid in cash (b)	Stock awards (2)(3) (c)	Option awards (2)(4) (d)	Non-equity incentive plan compensation (e)	Change in pension value and nonqualified deferred compensation earnings (f)	All other compensation (g)	Total (h)
Eric Brown	$63,500	$ 99,420	$140,918	$ —	$ —	$ —	$303,838
Gill Cogan	60,500	129,374(5)	140,918	—	—	—	330,787
Dan Maydan	53,000	99,420	140,918	—	—	—	293,338
Richard Kashnow	70,000	99,420	140,918	—	—	—	310,338
Thomas Georgens	50,500	99,420	140,918	—	—	—	290,838

(1) Guy Gecht, the Company's Chief Executive Officer and President is not included in this table as he is an employee of the Company, and thus he received no compensation for his services as director. The compensation received by Mr. Gecht is shown in the Summary Compensation Table for 2012 on page 54 of this Proxy Statement.

(2) The amounts reported in the Stock Awards and Option Awards columns represent the aggregate grant date fair value determined in accordance with ASC 718 of equity-based awards granted during 2012. See Note 12 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2012 regarding assumptions underlying the valuation of equity awards.

(3) At December 31, 2012, the aggregate number of restricted stock units outstanding for each non-employee director was as follows:

Name	Total (#)
Eric Brown	6,000
Gill Cogan	18,605
Dan Maydan	16,500
Richard Kashnow	16,500
Thomas Georgens	16,500

(4) At December 31, 2012, the aggregate number of option awards outstanding for each non-employee director was as follows:

	Options Outstanding		
Name	Vested (#)	Unvested (#)	Total (#)
Eric Brown	17,000	48,000	65,000
Gill Cogan	91,250	58,750	150,000
Dan Maydan	44,375	58,750	103,125
Richard Kashnow	81,250	58,750	140,000
Thomas Georgens	81,250	58,750	140,000

(5) Includes the annual Board of Directors Chair retainer paid in the form of an RSU grant issued to Mr. Cogan.

Director Compensation Program

The compensation of non-employee directors is determined by the Board of Directors. Employee members of the Board of Directors currently receive cash and equity compensation in connection with their employment with the Company and do not receive any additional compensation for service on the Board of Directors.

Cash Compensation. Non-employee directors receive cash compensation in the form of annual retainers and attendance fees per meeting of the Board of Directors and the Board Committees. In addition, the chairpersons of the Board of Directors and the Board Committees receive a chairperson premium, as set forth below:

	Annual Retainer		Meeting Fees	
	Chairperson Premium	Member	In Person	Telephone
Board of Directors	$ *	$25,000	$2,000	$1,000
Audit Committee	10,000	10,000	1,000	500
Compensation Committee	5,000	5,000	1,000	500
Nominating and Governance Committee	5,000	5,000	1,000	500


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* Annual Board of Directors chair retainer is paid annually in the form of an RSU grant on the first trading day of the year calculated as $30,000 divided by the closing stock price on the trading day preceding the annual grant date.

The Company reimburses each non-employee director for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and of the Board Committees.

Equity Compensation. Equity awards may be granted to the non-employee directors under the Company's stock incentive plans from time to time. Each non-employee director received an equity award grant of 25,000 stock options and 6,000 restricted stock units during 2012. The stock options are scheduled to vest with respect to 25% of the shares subject to the option on the first anniversary of the grant date and with respect to the remaining 75% of the shares subject to the option at the rate of 2.5% per month thereafter over the next 30 months. The restricted stock units are scheduled to vest in annual installments over the four-year period after the grant date.

CERTAIN RELATIONSHIPS, RELATED PARTY TRANSACTIONS, DIRECTOR INDEPENDENCE, LEADERSHIP STRUCTURE AND RISK OVERSIGHT

Indemnification of Officers and Directors

As permitted under Delaware law, and pursuant to the Bylaws, the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") and the indemnification agreements that the Company has entered into with its current and former executive officers, directors, and general counsel, the Company is required, subject to certain limited qualifications, to indemnify its executive officers, directors and general counsel for certain events or occurrences while the executive officer, director or general counsel is or was serving in such capacity at the Company's request. The indemnification period covers all pertinent events and occurrences during the executive officer's, director's, or general counsel's lifetime. The maximum potential amount of future payments the Company may be obligated to make under these indemnification agreements is unlimited; however, the Company has director and officer insurance coverage that limits its exposure and may enable the Company to recover a portion of any future amounts paid.

Related Party Transactions

The Audit Committee was responsible for reviewing and approving in advance any proposed related party transactions as defined under Item 404 of Regulation S-K during 2012. The obligation of the Audit Committee to review and approve in advance any proposed related party transaction is set forth in writing in the Charter of the Audit Committee. Further, the Company's Code of Business Conduct and Ethics provides that the nature of all related party transactions must be fully disclosed to the Chief Financial Officer, and, if determined to be material by the Chief Financial Officer, the Audit Committee must review and approve in writing in advance such related party transactions.

The Company has previously entered into employment agreements with its named executive officers. These agreements are described below under "Employment Agreements."

There were no other related party transactions as defined under Item 404 of Regulation S-K during 2012.

Director Independence

The Board of Directors has determined that each of the non-employee directors is independent and that each director who serves on each of its Board Committees is independent, as the term is defined by the applicable rules of the SEC and the NASDAQ Rules.

Leadership Structure

Effective June 2007, the Board of Directors separated the roles of Chief Executive Officer and Chairman of the Board. The Board of Directors leadership structure is set forth in the Board of Directors Guidelines, revised in February 2011. The Board of Directors believes that the designation of an independent Chairman of the Board facilitates processes and controls that support a strong and independently functioning Board of Directors and further strengthens the effectiveness of the Board of Directors' decision-making and appropriate monitoring of both compliance and performance. The Chief Executive Officer is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company, while the Chairman of the Board presides at all meetings of the stockholders and the Board of Directors at which he or she is present; establishes the agenda for each Board of Directors meeting; sets a schedule of an annual agenda, to the extent foreseeable; calls and prepares the agenda for and presides over separate sessions of the independent directors; acts as a liaison between the independent directors and the Company's management and performs such other powers and duties as may from time to time be assigned to him by the Board of Directors or as may be prescribed by the Company's bylaws. The independent Chairman of the Board is designated by the Board of Directors. Mr. Cogan has served as our Chairman of the Board since June 2007. Because Mr. Cogan meets the criteria for independence established by NASDAQ, he also presides over separate meetings for the independent directors. The Board of Directors regularly observes such independent directors separate meeting time. The Board of Directors will review from time to time the appropriateness of its leadership structure and implement any changes at it may deem necessary.

Risk Oversight

On behalf of the Board of Directors, the Audit Committee plays a key role in the oversight of the Company's risk management function performed by independent Business Risk Services ("BRS"), under the leadership of a BRS director (the "BRS Director"). BRS is an independent assessment function, responsible for advising management and the Board of Directors, through its Audit Committee, on the Company's system of internal controls and management of business risks. BRS assists management and the Audit Committee in fulfilling their control responsibilities by providing regular reports, based on BRS' reviews, that address: (i) compliance with laws, regulations, and internal policies and procedures; (ii) reliability of financial reporting; and (iii) efficiency and effectiveness of operations. BRS fulfills its objectives by providing analyses, assessments, recommendations, advice, and information to the management or the Audit Committee, as the case may be.

Each year, BRS develops an annual project plan based on assessed business risks and aligned with the Company's control objectives. BRS fulfills its responsibilities according to such annual project plan approved by the Audit Committee and reports on the results in the implementation of the plan at the meetings of the Audit Committee. Certain risks or policies are also discussed by the Board of Directors. While compensated by the Company, the BRS Director reports directly to the Chairman of the Company's Audit Committee.

Stock Ownership

In February 2011, the Board of Directors adopted a stock ownership policy for the Company's directors, including executive officers serving as directors. The policy was adopted to further align the interests of our stockholders and directors. According to the policy, included in the Board of Directors' Guidelines, directors are required to hold at least 10,000 shares of the Company's common stock within the later of three years of first becoming a director or three years of the date of adoption of the stock ownership policy, and continue holding such required minimum as long as they continue serving as directors. In determining whether the stock ownership requirements are met, the Board of Directors shall take into account a director's beneficial ownership, including shares of common stock held by the director, shares of common stock held in trust for the benefit of the director or his or her immediate family members, vested or unvested restricted stock and vested or unvested restricted stock units. The Nominating and Governance Committee may extend in its discretion the deadline for attainment of such stock ownership level.


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COMMUNICATION WITH THE BOARD OF DIRECTORS

Pursuant to the process established by the Board of Directors, stockholders who wish to communicate with any member (or all members) of the Board of Directors should send such communications via regular mail addressed to the Company's Secretary, at Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404. The Secretary will review each such communication and forward it to the appropriate member or members of the Board of Directors as he deems appropriate.

The Company encourages its directors to attend the Annual Meeting. Five (5) of our six (6) directors attended the Company's last annual meeting.

PROPOSAL TWO

APPROVAL OF AMENDMENTS TO OUR 2009 EQUITY INCENTIVE AWARD PLAN

The Company's stockholders are being asked to approve the following amendments to the Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan (the "2009 Plan"), which were adopted, subject to stockholder approval, by the Board of Directors on March 27, 2013.

- **Increase in Aggregate Share Limit.** The 2009 Plan currently limits the aggregate number of shares of Common Stock that may be delivered pursuant to all awards granted under the 2009 Plan to 7,000,000 shares. The proposed amendments would increase this limit by an additional 4,600,000 shares so that the new aggregate share limit for the 2009 Plan would be 11,600,000 shares. The proposed amendments would also increase the limit on the number of shares that may be delivered pursuant to "incentive stock options" granted under the 2009 Plan to 11,600,000 shares. For purposes of clarity, any shares that are delivered pursuant to incentive stock options also count against (and are not in addition to) the aggregate 2009 Plan share limit described above.
- **Extension of Performance-Based Award Feature.** The 2009 Plan offers the flexibility to grant certain performance-based awards designed to satisfy the requirements for deductibility of compensation under Section 162(m) of the U.S. Internal Revenue Code (the "Code"). These awards are referred to as "performance-based awards" and are in addition to other awards, such as stock options and stock appreciation rights, expressly authorized under the 2009 Plan which may also qualify as performance-based compensation for Section 162(m) purposes. If stockholders approve this 2009 Plan proposal, the performance-based award feature of the 2009 Plan will be extended through the first annual meeting of our stockholders that occurs in 2018 (this expiration time is earlier than the general expiration date of the 2009 Plan and is required under applicable tax rules). (See the section titled "Performance-based Awards" below.)

As of March 20, 2013, a total of 2,838,495 shares of Common Stock were subject to outstanding awards granted under the 2009 Plan, and an additional 732,307 shares of Common Stock were then available for new award grants under the 2009 Plan. For all of the Company's equity incentive plans (including the 2009 Plan), as of March 20, 2013, a total of 1,198,867 shares of Common Stock were subject to outstanding options (with a weighted-average exercise price of $14.55 and a weighted-average remaining term of 3.6 years), and a total of 2,180,138 shares of Common Stock were subject to "full-value awards" (awards other than stock options and stock appreciation rights). In each case, these numbers are calculated assuming that outstanding performance unit awards are ultimately paid out at target levels of performance. These numbers do not include shares authorized for issuance under our qualified Amended and Restated 2000 Employee Stock Purchase Plan. Other than the 2009 Plan and the Amended and Restated 2000 Employee Stock Purchase Plan, the Company does not maintain any other stock incentive plans under which new equity awards can be granted.

If stockholders approve the proposed amendments to the 2009 Plan, equity-based awards granted by the Company during its 2013, 2014 and 2015 fiscal years will be structured such that the Company's average annual burn rate with respect to such grants will not exceed 5.77% over this three-year period. We are currently fulfilling the burn rate commitment that was made on April 14, 2011, and expect to achieve our current three-year burn rate commitment of 5.84% for our 2011, 2012 and 2013 fiscal years. For this purpose, the "burn rate" for any one particular fiscal year means the total number of shares of Company common stock issuable upon exercise or payment, as the case may be, of the equity-based awards granted by the Company in that fiscal year divided by the Company's weighted average total number of shares of common stock issued and outstanding during that particular fiscal year. In calculating the burn rate, shares issuable upon exercise or payment, as the case may be, of equity-based awards other than options and stock appreciation rights will be counted as 2.0 shares for each share actually issuable in respect of the award. Shares issued in respect of equity-based awards that are initially granted by other entities and that are assumed or substituted for by the Company in connection with mergers and acquisitions will not be counted for purposes of calculating the burn rate.

The Company believes that incentives and stock-based awards focus employees on the objective of creating stockholder value and promoting the success of the Company, and that incentive compensation plans like the 2009 Plan are an important attraction, retention and motivation tool for participants in the plan. The Board of Directors approved the foregoing amendments to the 2009 Plan based, in part, on a belief that the number of shares of Common Stock currently available under the 2009 Plan does not give the Company sufficient authority and flexibility to adequately provide for future incentives. The Board of Directors believes that these amendments would give the Company greater flexibility to structure future incentives and better attract, retain and reward key employees.


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If stockholders do not approve this proposal, the current share limits under, and other terms and conditions of, the 2009 Plan will continue in effect.

Description of the 2009 Plan

The essential features of the 2009 Plan are outlined below. The following summary is qualified in its entirety by the full text of the 2009 Plan, as amended and restated, which is attached as Appendix A to this Proxy Statement.

General

The Board believes that the 2009 Plan promotes the success and enhances the value of the Company by continuing to link the personal interests of participants to those of the Company and its stockholders and by providing participants with an incentive for outstanding performance to generate superior returns to our stockholders. The Board further believes that the 2009 Plan provides flexibility to the Company in its ability to motivate, attract and retain the services of for employees and consultants of the Company and its subsidiaries and members of the Board, or as applicable, members of the board of directors of a subsidiary (collectively, "Directors") upon whose judgment, interest and special effort the successful operation of the Company is largely dependent.

The 2009 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units and performance-based awards to eligible participants. A summary of the principal provisions of the 2009 Plan is set forth below.

Section 162(m) of the Code generally limits the deductibility of compensation paid to certain executive officers of a publicly-held corporation to $1.0 million in any taxable year of the corporation. Certain types of compensation, including "qualified performance-based compensation," are exempt from this deduction limitation. In order to qualify for the exemption for qualified performance-based compensation, Section 162(m) of the Code generally requires that:

- The compensation be paid solely upon account of the attainment of one or more pre-established objective performance goals;
- The performance goals must be established by a compensation committee comprised of two or more "outside directors;"
- The material terms of the performance goals must be disclosed to and approved by the stockholders; and
- The compensation committee of "outside directors" must certify that the performance goals have indeed been met prior to payment.

Section 162(m) contains a special rule for stock options and stock appreciation rights ("SARs") which provides that stock options and SARs will satisfy the qualified performance-based compensation exception if the awards are made by a qualifying compensation committee, the plan sets forth the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. The 2009 Plan has been designed to permit a committee, which may be the Board or a committee appointed by the Board (collectively, for the purposes of this Proposal Two, the "Committee"), to grant stock options, SARs and other awards which may qualify as qualified performance-based compensation under Section 162(m) of the Code. The Board has delegated general administrative authority for the 2009 Plan to the Compensation Committee.

Administration

The 2009 Plan is administered by the Committee, except that with respect to awards granted to independent directors, the Board administers the 2009 Plan. Unless otherwise determined by the Board, the Committee will consist solely of two or more Board members who are "outside directors" for purposes of Section 162(m) of the Code, Non-Employee Directors (as defined in Rule 16b-3(b)(3) of the Exchange Act) and "independent directors" under the NASDAQ rules. The Board or the Committee may delegate to a committee of one or more Board members or one or more Company officers the authority to grant or amend awards under the 2009 Plan to participants other than (i) senior Company executives who are subject to Section 16 of the Exchange Act, (ii) employees who are "covered employees" within the meaning of Section 162(m) of Code, and (iii) Company officers or Directors to whom the authority to grant or amend awards under the 2009 Plan has been delegated.

The Committee has the exclusive authority to administer the 2009 Plan, including the power to (i) designate participants under the 2009 Plan, (ii) determine the types of awards granted to participants under the 2009 Plan, the number of such awards, and the number of shares of our common stock subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the 2009 Plan, including the vesting schedule, exercise price, whether to settle, or accept the payment of any exercise price, in cash, common stock, other awards or other property, and whether an award may be cancelled, forfeited or surrendered, (iv) prescribe the form of each award agreement, and (v) adopt rules for the administration, interpretation and application of the 2009 Plan.

Eligibility

Persons eligible to participate in the 2009 Plan include all employees (which include officers of the Company), Directors and consultants of the Company and its subsidiaries, as determined by the Committee. As of March 20, 2013, approximately 2,482 employees and consultants and five non-employee directors were eligible to participate in the 2009 Plan.

Limitation on Awards and Shares Available

The aggregate number of shares of common stock that may be issued or transferred under the 2009 Plan is currently 7,000,000. In addition, no more than 7,000,000 shares of our common stock may be issued upon the exercise of incentive stock options. If stockholders approve this 2009 Plan proposal, the aggregate share limit for the 2009 Plan, and the limit on the number of shares that may be issued pursuant to incentive stock options, would be increased by an additional 4,600,000 shares.

The shares of common stock covered by the 2009 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If an award under the 2009 Plan is forfeited (including a reimbursement of an unvested award upon a participant's termination of employment at a price equal to the par value of the common stock subject to the award) or expired, any shares of common stock subject to the award may be used again for new grants under the 2009 Plan.

The maximum number of shares of common stock subject to one or more awards granted to any one employee under the 2009 Plan shall be (i) 2,000,000 as to awards granted to an employee during the fiscal year of the Company in which the employee is initially employed by the Company or any subsidiary and

(ii) 1,000,000 as to awards granted to an employee in any subsequent fiscal year. (These limits also establish the maximum number of shares that may be subject to awards granted under the 2009 Plan to an employee during a fiscal year that are intended to qualify as "performance-based compensation" under Section 162(m).) The Company also has flexibility under the 2009 Plan to grant awards payable only in cash which are intended to qualify as performance-based compensation under Section 162(m). The maximum amount of compensation paid to an employee in any calendar year pursuant to such awards shall not exceed $5,000,000.


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Awards

The 2009 Plan provides for grants of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units and performance-based awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2009 Plan.

Stock Options. Stock options, including incentive stock options (as defined under Section 422 of the Code) and nonqualified stock options may be granted pursuant to the 2009 Plan. The exercise price of stock options granted pursuant to the 2009 Plan will not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of incentive stock options granted to any individual who owns, as of the date of grant, stock possessing more than 10% of the total combined voting power of all classes of our stock (the "Ten Percent Owner") will not be less than 110% of the fair market value of the common stock on the date of grant. The maximum term of stock options granted under the 2009 Plan will be determined by the Committee, but in no event will exceed (i) five years with respect to incentive stock options granted to a Ten Percent Owner, or (ii) 10 years with respect to all other stock options. Upon the exercise of a stock option, the exercise price must be paid in full in cash, by tendering previously-acquired shares of common stock with a fair market value at the time of exercise equal to the aggregate exercise price of the option or the exercised portion thereof or by tendering other property acceptable to the Committee.

Restricted Stock. Restricted stock awards may be granted pursuant to the 2009 Plan. A restricted stock award is the grant of shares of common stock at a price determined by the Committee (which may be satisfied by any consideration permitted under applicable law as determined by the Committee), that is subject to transfer restrictions and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Committee.

Stock Appreciation Rights. A SAR is the right to receive payment of an amount equal to (i) the excess of (A) the fair market value of a share of common stock on the date of exercise of the SAR over (B) a value established by the Committee in the award agreement that is not less than the fair market value of a share of common stock on the date of grant of the SAR, multiplied by (ii) the aggregate number of shares of common stock subject to the SAR. Such payment will be in the form of cash, common stock or a combination of cash and common stock, as determined by the Committee, and SARs settled in common stock shall satisfy all of the restrictions imposed by the 2009 Plan upon stock option grants. Each SAR must be evidenced by a written award agreement with terms and conditions consistent with the 2009 Plan. The Committee shall determine the time or times at which a SAR may be exercised in whole or in part, provided that the term of any SAR shall not exceed ten years.

Restricted Stock Units. Restricted stock units may be granted pursuant to the 2009 Plan, typically without consideration from the participant. Restricted stock units may be subject to vesting conditions including continued employment or achievement of performance criteria established by the Committee. Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until the vesting conditions are satisfied. Unlike restricted stock, the common stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied.

Performance Shares. Awards of performance shares are denominated in a number of shares of common stock and may be linked to any one or more performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee.

Performance Stock Units. Awards of performance stock units are denominated in unit equivalent of shares of common stock and/or units of value, including dollar value of shares of common stock, and may be linked to any one or more performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee.

Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value (in cash or common stock) of dividends paid on common stock. Dividend equivalents represent the value of the dividends per share of common stock paid by the Company, calculated with reference to the number of shares that are subject to any award held by the participant. Dividend equivalents are converted to cash or additional shares of common stock by such formula and at such time subject to such limitations as may be determined by the Committee.

Stock Payments. Stock payments include payments in the form of common stock, options or other rights to purchase common stock made in lieu of all or any portion of the compensation that would otherwise be paid to the participant. The number of shares will be determined by the Committee and may be based upon performance criteria determined appropriate by the Committee, determined on the date such stock payment is made or on any date thereafter.

Deferred Stock. Deferred stock may be awarded to participants and may be linked to any performance criteria determined to be appropriate by the Committee. Common stock underlying a deferred stock award will not be issued until the deferred stock award has vested, pursuant to a vesting schedule or performance criteria set by the Committee, and unless otherwise provided by the Committee, recipients of deferred stock generally will have no rights as a stockholder with respect to such deferred stock until the time the vesting conditions are satisfied and the stock underlying the deferred stock award has been issued, provided that as to any dividend equivalent rights granted in connection with an award granted under the 2009 Plan that is subject to performance-based vesting requirements, no dividend equivalent payment will be made unless the related performance-based vesting conditions of the award are satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the dividend payment will be subject to forfeiture or repayment, as the case may be, if the related performance-based vesting conditions are not satisfied).

Performance-Based Awards. The Committee may grant awards to employees who are or may be "covered employees," as defined in Section 162(m) of the Code, that are intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the Committee for the period are satisfied. With regard to a particular performance period, the Committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the Committee may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by the Company or any qualifying subsidiaries on the date the performance-based award is paid to be eligible for a performance-based award for any period. Stock options and SARs granted under the 2009 Plan will generally satisfy the exception for qualified performance-based compensation since they will be made by a qualifying compensation committee, the plan sets forth the maximum number of shares of common stock which may be subject to awards granted to any one participant during any calendar year, and the per share exercise price of options and SARs must be at least equal to the fair market value of a share of common stock on the date of grant. As noted above, the Company also has flexibility under the 2009 Plan to grant certain performance-based awards that are payable only in cash and not related to shares of the Company's common stock.

Pre-established performance goals for awards intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code must be based on one or more of the following performance criteria: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, operating income, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of common stock and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.


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Full Value Award Limitations. Except as may be determined by the Committee in the event of a participant's death, disability or retirement, or in connection with a change in control event, "Full Value Awards" (that is, restricted stock awards, performance share awards, performance stock unit awards, stock payment awards, dividend equivalents awards, deferred stock awards or restricted stock unit awards) that vest solely based on the passage of time must vest over a period of not less than three years and performance awards must vest over a period of not less than one year (which shall include fully-vested awards granted in lieu of cash awards that have been earned based on a performance period of at least one year). These vesting limitations shall not apply to a limited basket consisting of up to 10% of the shares of common stock available for issuance (as described in more detail above) or to awards granted to newly hired employees.

Transferability of Awards. Awards cannot be assigned, transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the Committee. The Committee may provide in any award agreement that an award may be transferred to certain persons or entities related to a participant in the 2009 Plan, including but not limited to members of the participant's family, charitable institutions or trusts or other entities whose beneficiaries or beneficial owners are members of the participant's family and/or charitable institutions, or to such other persons or entities as may be expressly permitted by the Committee. Such permitted assignees shall be bound by and subject to such terms and conditions as determined by the Committee.

Adjustments to Awards

If there is a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of common stock (or other securities of the Company) or the stock price of common stock (or other securities) and causes a change in the per share value of the common stock underlying outstanding awards, then the Committee shall make equitable adjustments to the number and type of securities subject to each outstanding award under the 2009 Plan, and the exercise price or grant price of such outstanding award (if applicable). The Committee can make other equitable adjustments it determines are appropriate to reflect such an event with respect to the aggregate number and kind of shares that may be issued under the 2009 Plan.

If there is any other combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or other change affecting the shares of common stock or the stock price of the common stock (other than an event described in the preceding paragraph), the Committee may, in its discretion:

- equitably adjust the aggregate number and type of shares of common stock subject to the 2009 Plan, the terms and conditions of any outstanding awards (including any performance targets or criteria with respect thereto), and the grant or exercise price per share of outstanding awards;

- provide for the termination of any award in exchange for an amount of cash (if any) and/or other property equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights;
- provide for the replacement of any award with other rights or property selected by the Committee in its sole discretion;
- provide that any outstanding award cannot vest, be exercised or become payable after such event;
- provide that awards may be exercisable, payable or fully vested as to shares of common stock covered thereby;
- provide that any surviving corporation (or its parent or subsidiary) shall assume awards outstanding under the 2009 Plan or shall substitute similar awards for those outstanding under the 2009 Plan, with appropriate adjustment of the number and kind of shares and the prices of such awards; or
- make adjustments (i) in the number and type of shares of common stock (or other securities or property) subject to outstanding awards or in the number and type of shares of restricted stock or deferred stock or (ii) to the terms and conditions of (including the grant or exercise price) and the criteria included in, outstanding rights, options and awards or future rights, options and awards.

Effect of a Change in Control

In the event of a change in control of the Company, an award shall become fully exercisable and all forfeiture restrictions on such award shall lapse, unless any surviving or acquiring entity assumes the participant's outstanding award or substitutes an equivalent award.

Amendment and Termination

The Committee, subject to approval of the Board, may terminate, amend or modify the 2009 Plan at any time; *provided, however*, that stockholder approval will be obtained (i) for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, (ii) to increase the number of shares of common stock available under the 2009 Plan, (iii) to permit options to be granted with a per share exercise price lower than fair market value on the date of grant, and (iv) to permit the Committee to extend the exercise period for an option beyond ten years from the date of grant. In addition, no option may be amended to reduce the per share exercise price of the shares subject to the option below the per share exercise price as of the date of grant and, except as described in the "Adjustments to Awards" section above or upon a change in control of the Company, no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price.

In no event may an award be granted pursuant to the 2009 Plan on or after the tenth anniversary of the date the 2009 Plan was adopted by our Board.

Federal Income Tax Consequences

The U.S. federal income tax consequences of the 2009 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2009 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or foreign tax consequences. Tax considerations may vary from locality to locality and depending on individual circumstances.

Section 409A of the Code. Certain types of awards under the 2009 Plan, including deferred stock and restricted stock units, may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be subject to tax earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to a 20% tax in addition to their ordinary tax liability in connection with the award (and, potentially, certain interest penalties). To the extent applicable, the 2009 Plan and awards granted under the plan will be structured and interpreted to comply with, or be exempt from, Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A. To the extent determined necessary or appropriate by the Committee, the 2009 Plan and applicable award agreements may be amended without award holder consent to exempt the applicable awards from Section 409A of the Code or to comply with Section 409A.


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Non-Qualified Stock Options. For federal income tax purposes, if participants are granted non-qualified stock options under the 2009 Plan, participants generally will not have taxable income on the grant of the option, nor will we be entitled to any deduction. Generally, on exercise of non-qualified stock options, participants will recognize ordinary income, and we will be entitled to a deduction, in an amount equal to the difference between the option exercise price and the fair market value of the common stock on the date of exercise. The basis that participants have in shares of common stock, for purposes of determining their gain or loss on subsequent disposition of such shares of common stock generally, will be the fair market value of the shares of common stock on the date the participants exercise their options. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options. There is no taxable income to participants when participants are granted an incentive stock option or when that option is exercised. However, the amount by which the fair market value of the shares of common stock at the time of exercise exceeds the option price will be an "item of adjustment" for participants for purposes of the alternative minimum tax. Gain realized by participants on the sale of an incentive stock option is taxable at capital gains rates, and no tax deduction is available to the Company, unless participants dispose of the shares of common stock within (i) two years after the date of grant of the option or (ii) within one year of the date the shares of common stock were transferred to the participant. If the shares of common stock are sold or otherwise disposed of before the end of the one-year and two-year periods specified above, the difference between the option exercise price and the fair market value of the shares of common stock on the date of the option's exercise (or the date of sale, if less) will be taxed at ordinary income rates, and we will be entitled to a deduction to the extent that participants must recognize ordinary income. If such a sale or disposition takes place in the year in which participants exercise their options, the income such participants recognize upon sale or disposition of the shares of common stock will not be considered income for alternative minimum tax purposes.

Incentive stock options exercised more than three months after a participant terminates employment, other than by reason of death or disability, will be taxed as a non-qualified stock option, and the participant will have been deemed to have received income on the exercise taxable at ordinary income rates. We will be entitled to a tax deduction equal to the ordinary income, if any, realized by the participant.

Restricted Stock. For federal income tax purposes, the grantee generally will not have taxable income on the grant of restricted stock, nor will we then be entitled to any deduction, unless the grantee makes a valid election under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the grantee generally will recognize ordinary income, and we will be entitled to a corresponding deduction, for an amount equal to the difference between the fair market value of the shares at the date such restrictions lapse over the purchase price for the restricted stock.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a SAR, but upon exercise of the SAR, the fair market value of the shares of common stock received, determined on the date of exercise of the SAR, or the amount of cash received in lieu of shares, must be treated as compensation taxable as ordinary income to the grantee in the year of such exercise. We will be entitled to a deduction for compensation paid in the same amount which the grantee realized as ordinary income.

Performance Shares. The grantee generally will not realize taxable income at the time of the grant of the performance shares, and we will not be entitled to a deduction at that time. When the award is paid, whether in cash or common stock, the grantee will have ordinary income, and we will be entitled to a corresponding deduction.

Performance Stock Units. The grantee generally will not realize taxable income at the time of the grant of the performance stock units, and we will not be entitled to a deduction at that time. When the award is paid, whether in cash or common stock, the grantee will have ordinary income, and we will be entitled to a corresponding deduction.

Dividend Equivalents. The grantee generally will not realize taxable income at the time of the grant of the dividend equivalents, and we will not be entitled to a deduction at that time. When a dividend equivalent is paid, the grantee will recognize ordinary income, and we will be entitled to a corresponding deduction.

Stock Payments. If the grantee receives a stock payment in lieu of a cash payment that would otherwise have been made, he or she generally will be taxed as if the cash payment has been received, and we will have a deduction in the same amount.

Deferred Stock. The grantee generally will not have taxable income upon the issuance of the deferred stock and we will not then be entitled to a deduction. However, when deferred stock vests and is issued to the grantee, he or she will realize ordinary income and we will be entitled to a deduction in an amount equal to the difference between the fair market value of the shares at the date of issuance over the purchase price, if any, for the deferred stock. Deferred stock may be subject to Section 409A of the Code, and the failure of any award of deferred stock that is subject to Section 409A to comply with Section 409A may result in adverse tax consequences to the grantee as described above.

Restricted Stock Units. The grantee generally will not realize taxable income at the time of the grant of the restricted stock units, and we will not be entitled to a deduction at that time. When an award is paid, whether in cash or common stock, the grantee will have ordinary income, and we will be entitled to a corresponding deduction. Restricted stock units may be subject to Section 409A of the Code, and the failure of any restricted stock unit that is subject to Section 409A to comply with Section 409A may result in may result in adverse tax consequences to the grantee as described above.

Section 162(m) of the Code. As described above, in general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits) for certain executive officers exceeds $1.0 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m) of the Code, the deduction limit does not apply to certain "qualified performance-based compensation."

In order to qualify for the exemption for qualified performance-based compensation, Section 162(m) of the Code generally requires that:

- The compensation be paid solely upon account of the attainment of one or more pre-established objective performance goals;
- The performance goals must be established by a compensation committee comprised of two or more "outside directors;"
- The material terms of the performance goals must be disclosed to and approved by the stockholders; and
- The compensation committee of "outside directors" must certify that the performance goals have indeed been met prior to payment.

Pursuant to a special rule under Section 162(m), stock options and stock appreciation rights will satisfy the "qualified performance-based compensation" exception if (i) the awards are made by a qualifying compensation committee, (ii) the plan sets the maximum number of shares that can be granted to any person within a specified period and (iii) the compensation is based solely on an increase in the stock price after the grant date. The 2009 Plan has been designed to permit the Committee to grant stock options and stock appreciation rights which will qualify as "qualified performance-based compensation." In addition, performance-based awards are intended to qualify as "qualified performance-based compensation."


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Specific Benefits under the 2009 Equity Incentive Award Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the proposed amendments to the 2009 Plan. The Company is not currently considering any other specific award grants under the 2009 Plan. If the additional shares that will be available under the 2009 Plan if stockholders approve the proposed amendments had been available for award purposes in 2012, the Company expects that its award grants made in 2012 would not have been substantially different from those actually made in that year under the 2009 Plan. For information regarding stock-based awards granted to the Company's named executive officers during 2012, see the material under the heading "Executive Compensation" below.

The closing market price for a share of Common Stock as of March 20, 2013 was $25.38 per share.

AGGREGATE PAST GRANTS UNDER THE 2009 PLAN

As of March 20, 2013, awards covering 7,158,042 shares of Common Stock had been granted under the 2009 Plan. This number of shares includes shares subject to awards that expired or terminated without having been exercised and paid and became available for new award grants under the 2009 Plan. The following table shows information regarding the distribution of those awards among the persons and groups identified below, option exercises and restricted stock and restricted stock units vesting prior to that date, and option and unvested restricted stock and restricted stock unit holdings as of that date.

Name and Position	Number of Shares Subject to Past Option Grants	Number of Shares Acquired On Exercise	Number of Shares Underlying Options as of March 20, 2013		Number of Shares/Units Subject to Past Restricted Stock/Unit Grants	Number of Shares/Units Vested as of 3/20/13	Number of Shares/Units Outstanding and Unvested as of 3/20/13
			Exercisable	Unexercisable			
Executive Group:							
Guy Gecht Chief Executive Officer and Director	440,800	219,416	126,388	94,996	635,256	322,267	299,834
Vincent Pilette Chief Financial Officer	—	—	—	—	285,979	139,427	141,600
Total for Current Executive Group (2 persons):	**440,800**	**219,416**	**126,388**	**94,996**	**921,235**	**461,694**	**441,434**
Non-Employee Director Group:							
Eric Brown	65,000	—	20,000	45,000	6,000	—	6,000
Gill Cogan	100,000	—	46,875	53,125	29,780	13,201	16,579
Thomas Georgens	100,000	—	46,875	53,125	24,000	9,000	15,000
Richard Kashnow	100,000	—	46,875	53,125	24,000	9,000	15,000
Dan Maydan	100,000	45,000	1,875	53,125	24,000	9,000	15,000
Total for Current Non-Employee Director Group (5 persons):	**465,000**	**45,000**	**162,500**	**257,500**	**107,780**	**40,201**	**67,579**
Each other person who has received 5% or more of the options, warrants or rights under the 2009 Plan	—	—	—	—	—	—	—
All employees, including all current officers who are not executive officers or directors, as a group	**447,000**	**180,597**	**26,887**	**12,763**	**4,776,227**	**2,482,290**	**1,648,448**
Total	**1,352,800**	**445,013**	**315,775**	**365,259**	**5,805,242**	**2,984,185**	**2,157,461**

Mr. Gecht and each of the non-employee directors identified above is a nominee for re-election as a director at the 2013 annual meeting.

Vote Required

The affirmative vote of the holders of a majority of shares of common stock present in person or represented by proxy and entitled to vote thereon, at the Annual Meeting is required for the approval of the 2009 Plan. Abstentions will have the same effect as negative votes on this proposal because they represent votes that are present, but not cast. Although broker non-votes are considered present for quorum purposes, they are not considered entitled to vote, and so have no effect on the outcome of this proposal. Should stockholder approval of this proposal not be obtained, then the 2009 Plan amendments will not be implemented.


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Recommendation of the Board of Directors

The Company's Board of Directors recommends a vote "FOR" the approval of the amendments to the 2009 Plan. Proxies received by the Company will be voted "FOR" this proposal unless the stockholder specifies otherwise in the proxy.

PROPOSAL THREE

APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR AMENDED AND RESTATED 2000 EMPLOYEE STOCK PURCHASE PLAN

The Company's stockholders are being asked to approve an amendment and restatement of the Electronics For Imaging, Inc. Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP") to provide for an increase in the number of shares authorized for issuance under the ESPP of 2,000,000 shares. The amended and restated ESPP was approved by the Board on March 27, 2013, subject to stockholder approval.

The purpose of the share increase is to ensure that we will continue to have a sufficient reserve of common stock available under the ESPP to provide eligible employees of the Company and its participating affiliates with the opportunity to acquire the common stock of the Company through participation in a payroll-deduction based employee stock purchase program designed to operate in compliance with Section 423 of the Internal Revenue Code. Of the currently authorized 6,154,509 shares, approximately 700,806 shares remain available for issuance under the ESPP. If the amended and restated ESPP is approved, the Company estimates that the approximate life of the ESPP will be four years at current stock price levels. As of March 20, 2013 the closing price of our common stock as reported on the NASDAQ Global Select Market was $25.38 per share.

Description of the ESPP

The essential features of the ESPP are outlined below. The following summary is qualified in its entirety by the full text of the ESPP, which is attached as Appendix B to this Proxy Statement.

Purpose

The purpose of the ESPP is to provide a means by which employees of the Company (and any parent or subsidiary of the Company designated by the Board to participate in the ESPP) may be given an opportunity to purchase common stock of the Company through payroll deductions, to assist the Company in retaining the services of its employees, to secure and retain the services of new employees, to provide incentives for such persons to exert maximum efforts for the success of the Company and to better align the interests of our employees with the interests of our stockholders. All of the Company's approximately 2,300 full-time employees as of March 20, 2013, which includes officers of the Company and employees of certain subsidiaries of the Company, are eligible to participate in the ESPP.

The rights to purchase common stock granted under the ESPP are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code").

Administration

The Board administers the ESPP and has the final power to construe and interpret both the ESPP and the rights granted under it. The Board has the power, subject to the provisions of the ESPP, to determine when and how rights to purchase common stock of the Company will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any parent or subsidiary of the Company will be eligible to participate in the ESPP. The Board may also adopt rules, procedures, separate offerings or sub-plans applicable to particular subsidiaries or locations.

Under the terms of the ESPP, the Board has the power to delegate administration of the ESPP to a committee composed of not fewer than two (2) members of the Board. As used herein with respect to the ESPP, the "Board" refers to any committee the Board appoints, as well as to the Board itself.

Stock Subject to the ESPP

The current number of shares of common stock reserved for issuance under the ESPP is 6,154,509 of which approximately 700,806 shares remain available for issuance as of March 20, 2013. If this proposal is approved, this number of shares of common stock reserved for issuance would be increased by 2,000,000 shares.

Offerings


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The ESPP is implemented by periodic offerings of rights to all eligible employees from time to time, as determined by the Board. The maximum period of time for an offering is 27 months. The Board, when establishing an offering, will determine the specific terms for such offering within the criteria permitted by the ESPP, including the length of the offering and the date or dates on which purchases will occur during the offering.

Eligibility

The Board has the discretion, from time to time, and within the parameters specified in the ESPP, to establish the eligibility requirements for employees to participate in any offering under the ESPP, including whether employees of any of the Company's subsidiaries are eligible and the length of time (if any) an employee must have been employed by the Company or a participating subsidiary in order to become eligible. However, the period of employment for eligibility may not exceed two (2) years. In addition, the Board may exclude employees who customarily work twenty (20) or fewer hours per week and five (5) or fewer months per year.

No employee is eligible to participate in the ESPP if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any parent or subsidiary of the Company (including any stock which such employee may purchase under all outstanding rights and options). In addition, no employee may accrue rights to purchase common stock under the ESPP at an annual rate that would exceed $25,000 worth of shares of common stock (determined at the fair market value of the shares at the time such rights are granted) under all employee stock purchase plans of the Company and its affiliates. Officers and affiliates are eligible to participate in the ESPP; however, the Board may provide that certain highly compensated employees may not be eligible to participate in the ESPP.

Participation in the ESPP

Eligible employees will enroll in the ESPP by delivering to the Company, prior to the date selected by the Board as the offering date for the offering, an agreement authorizing payroll deductions from such employees' compensation during the offering. The Board for each offering shall define "compensation" that will be taken into account for such purpose (for example, as base salary only or as total compensation, including bonuses and commissions, etc.). The Board also shall designate the maximum amount of such compensation, not exceeding 10% thereof, that a participant may have withheld and contributed during the offering.

Purchase Price

The purchase price per share at which shares of common stock are sold in an offering under the ESPP will be the lower of: (i) 85% of the fair market value of a share of common stock on the date the right to purchase such shares was granted (generally the first day of the offering), or (ii) 85% of the fair market value of a share of common stock on the applicable purchase date.

Payment of Purchase Price; Payroll Deductions

The amount used to purchase shares is accumulated by payroll deductions over the course of an offering. Participants may increase, reduce or terminate their payroll deductions during an offering to the extent provided by the Board in the terms of the offering. The Board also may provide the extent to which eligible employees, including employees who were not yet eligible at the start of the offering, may commence participating in an offering after the offering already has begun.

All payroll deductions made for a participant will be credited to his or her account under the ESPP and deposited with the general funds of the Company. A participant may not make additional payments into such account, unless specifically provided for in the offering terms and only if the maximum permitted amount has not already been withheld.

Purchase of Stock

On each purchase date under the ESPP, the balance of payroll deductions then held by the Company for the account of each participant will be applied to the purchase of shares of common stock for the participant. In connection with each offering under the ESPP, the Board shall specify a maximum number of shares of common stock an employee may be granted the right to purchase on each purchase date or during an offering and may specify a maximum aggregate number of shares of common stock that may be purchased by all participants. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of common stock available, then the Board will make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee's participation is discontinued (see "Withdrawal" below), his or her right to purchase shares is exercised automatically on each purchase date at the applicable price.

Withdrawal

A participant may withdraw from a given offering under the ESPP by terminating his or her payroll deductions and by delivering to the Company a notice of such withdrawal. The terms of an offering established by the Board may limit withdrawals to specified periods prior to a purchase date.

Upon any withdrawal from an offering by the employee, we will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of common stock on the employee's behalf during such offering, and such employee's interest in the offering will be automatically terminated.

Termination of Employment

Rights granted pursuant to any offering under the ESPP terminate immediately upon cessation of an employee's employment for any reason, and we will distribute to such employee all of his or her accumulated payroll deductions, without interest.

Restrictions on Transfer

Rights granted under the ESPP are not transferable and may be exercised only by the person to whom such rights are granted.

Effective Date, Duration, Amendment and Termination

The ESPP initially became effective on August 1, 2000 and was amended and restated effective as of March 27, 2013, subject to stockholder approval.

The ESPP has no fixed expiration date although the Board may suspend or terminate the ESPP at any time. The Board may also amend the ESPP at any time. Any amendment of the ESPP must be approved by the Company's stockholders within twelve (12) months of its adoption by the Board if the amendment would require stockholder approval in order for the ESPP to comply with Section 423 of the Code or Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

Rights granted before amendment or termination of the ESPP may not be impaired by any amendment or termination of the ESPP without consent of the employee to whom such rights were granted, except as may be necessary to comply with any applicable law or Section 423 of the Code.

Effect of Certain Corporate Events

In the event of a dissolution, liquidation or specified type of merger of the Company, the surviving corporation either will assume the rights under the ESPP or substitute similar rights, or the purchase date under any ongoing offering will be accelerated such that the outstanding rights may be exercised immediately prior to, or concurrent with, any such event. Any such determination will be made by the Board.


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Stock Subject to ESPP

In the event any change is made to the outstanding shares of common stock by reason of any recapitalization, reorganization, stock dividend, stock split, combination of shares, exchange of shares or other change in capital structure effected without the Company's receipt of consideration, appropriate adjustments will be made to the class and maximum number of securities subject to the ESPP and the class and number of shares and price per share of stock subject to each outstanding purchase right.

Federal Income Tax Information

The U.S. federal income tax consequences of the ESPP under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the ESPP. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or foreign tax consequences. Tax considerations may vary from locality to locality and depending on individual circumstances.

Rights granted under the ESPP are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant until the sale or disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is sold or otherwise disposed of for a gain more than two (2) years after the granting of the right to purchase the stock (typically, the beginning of the offering period) and more than one (1) year after the purchase date on which the stock is sold to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price or (ii) the excess of the fair market value of the stock as of the time the right was granted over the purchase price (determined as of the time the right was granted) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. Such capital gains currently are generally subject to lower tax rates than ordinary income.

If the stock is sold or otherwise disposed of before the expiration of either of the holding periods described above (a "disqualifying disposition"), then the excess of the fair market value of the stock on the purchase date over the purchase price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the purchase date, the same amount of ordinary income is recognized by the participant, and a capital loss is realized equal to the difference between the sales price and the fair market value of the stock on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to the Company by reason of the grant or exercise of rights under the ESPP. The Company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant in connection with either a qualifying or a disqualifying disposition (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

Securities Underlying Awards

As of March 20, 2013 the closing price of our common stock as reported on the NASDAQ Global Select Market was $25.38 per share.

New Plan Benefits

The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase shares of our common stock under the ESPP (subject to the limitations discussed below) is entirely within the discretion of each participant.

Since the inception of the ESPP, shares of our common stock have been purchased under the ESPP as follows: Guy Gecht, Chief Executive Officer—23,060 shares; Vincent Pilette, Chief Financial Officer—0 shares; Non-Executive Director Group—0 shares; and Non-Executive Employee Group (including, for the purpose of this disclosure, former named executive officers)—5,430,643 shares.

Vote Required

The affirmative vote of the holders of a majority of shares of common stock present in person or represented by proxy and entitled to vote thereon, at the Annual Meeting is required for the approval of the amended and restated ESPP. Abstentions will have the same effect as negative votes on this proposal because they represent votes that are present, but not cast. Although broker non-votes are considered present for quorum purposes, they are not considered entitled to vote, and so have no effect on the outcome of this proposal. Should stockholder approval of this proposal not be obtained, then the amendment and restatement of the ESPP will not be implemented.

Recommendation of the Board of Directors

The Company's Board of Directors recommends a vote "FOR" the approval of the amended and restated ESPP. Proxies received by the Company will be voted "FOR" this proposal unless the stockholder specifies otherwise in the proxy.

PROPOSAL FOUR

NON-BINDING ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Company is providing its stockholders with the opportunity to cast an advisory vote to approve executive compensation as described below. The Company believes that it is appropriate to seek the views of stockholders on the design and effectiveness of the Company's executive compensation program. After consideration of the stockholders' recommendations at the Company's 2011 annual meeting, the Company has decided to hold an advisory vote on the compensation of the Company's named executive officers every year until the earlier of the next statutorily required vote on frequency which shall be no later than the Company's annual meeting in 2017 or such as time as the Board of Directors determines, in its discretion, that it is appropriate to hold such votes on a less frequent basis.


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The Company's goal for its executive compensation program is to attract, motivate and retain a talented and dynamic team of executives. The Company seeks to accomplish this goal in a way that rewards performance and is aligned with its stockholders' long-term interests. The Company believes that its executive compensation program, which emphasizes long-term equity awards, satisfies this goal and is strongly aligned with the long-term interests of its stockholders.

The Compensation Discussion and Analysis, beginning on page 40 of this Proxy Statement, describes the Company's executive compensation program and the decisions made by the Compensation Committee in 2012 in more detail. Highlights of the program include the following:

- Our executive compensation program is designed to pay for performance. For 2012, the vast majority of the target total direct compensation for our named executive officers was in the form of incentive compensation. Approximately 82% of the target total direct compensation for our Chief Executive Officer and approximately 75% of the target total direct compensation for our Chief Financial Officer was in the form of incentive compensation tied to the achievement of specific financial performance goals and/or the level of our stock price. For these purposes, "total direct compensation" consists of the executive's base salary, annual incentive award and long-term equity awards based on the grant date fair value of the award as determined under the accounting principles used in the Company's financial reporting.
- Executive compensation is allocated among base salaries and short and long-term incentive compensation. The base salaries are fixed in order to provide the executives with a stable cash income, which allows them to focus on the Company's issues and objectives as a whole, while the short and long-term incentive compensation are designed to both reward executives for the Company's overall performance and align the executives' interests with those of our stockholders. Management recommended, and the Compensation Committee agreed, that the executives' base salaries would not be increased for 2012.
- Our executive annual performance-based bonus program is intended to encourage our named executive officers to focus on specific short-term goals important to our success, and which correlate to the long-term goals and strategy of the Company. Our named executive officers' annual bonus awards are determined based on a combination of objective, financial performance criteria. The awards payable under our annual bonus program are subject to a maximum payout.
- Awards under the fiscal year 2012 bonus program consisted of restricted stock unit awards and a cash bonus opportunity for exceptional performance. On-target bonus amounts were made in the form of performance-based restricted stock unit awards that help further align named executive officers' interests with those of our stockholders because the ultimate value of the awards is tied to the Company's stock price. The executive could also earn an additional cash bonus for exceptional performance under the program if the Company's performance exceeded certain targets established in the Company's 2012 operating plan approved by the Board of Directors. The performance measures

used to determine the payment of awards to our named executive officers are Company-wide measures only, designed to encourage our named executive officers to make decisions that are in the best long-term interests of the Company and our stockholders.

- The Compensation Committee determined that the Company's performance during 2012 exceeded the threshold levels for vesting of the restricted stock unit awards granted under the 2012 bonus program and was less than the target levels for full vesting. Consistent with our pay-for-performance philosophy, these awards vested as to only a portion of the total number of restricted stock units granted under the award. No bonuses were paid to our executives under the cash bonus component of the program as those bonuses would be paid only if our 2012 performance had exceeded the target levels for vesting of the restricted stock unit awards.
- Awards to our named executive officers under our long-term equity incentive program in 2012 consisted of 55% performance-based restricted stock units and 45% time-based restricted stock units. The value of restricted stock units is tied directly to our stock price to help further align our executives' interests with those of our stockholders. As with the performance-based restricted stock units granted under our annual bonus program, the performance awards granted under our long-term equity program vest based on the combined achievement of Company-wide revenue and non-GAAP operating income targets over a four consecutive quarter period in addition to continued employment requirements. These awards are intended to both provide a retention incentive and enhance executives' focus on specific financial goals considered important to the Company's long-term growth. Time-based grants under the program provide an additional retention incentive for our executives as they are subject to three-year vesting schedules. Because these time-based and performance-based awards will generally remain outstanding for a period of years, they help ensure that executives always have significant value tied to delivering long-term stockholder value.
- As of April 8, 2013, Mr. Gecht owns approximately 1.4% of the Company's outstanding common stock which significantly aligns his interests with the stockholders' interests.

The Company believes the compensation program for the named executive officers is instrumental in helping the Company achieve its financial performance. In 2012, the Company achieved record revenue, growing to approximately $652 million, that represented an increase of approximately $60 million or 10% growth over the prior year. This was the third consecutive year of double-digit percentage revenue growth.

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act) and the related rules of the SEC, our Board of Directors will request your advisory vote to approve the following resolution at the Annual Meeting:

> **RESOLVED**, that the compensation paid to the Company's named executive officers as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative disclosures that accompany the compensation tables), is hereby approved.

Vote Required

The approval of the executive compensation requires the affirmative vote of the holders of a majority of shares of common stock present in person or represented by proxy and entitled to vote thereon, at the Annual Meeting. As an advisory vote, this proposal is not binding on the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will continue to consider the outcome of the vote when making future compensation decisions for named executive officers.

Recommendation of the Board of Directors

The Company's Board of Directors recommends a vote "FOR" approval of the executive compensation.

PROPOSAL FIVE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP has served as the Company's independent registered public accounting firm since 1992 and has been appointed by the Audit Committee to continue as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

Stockholder ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 is not required by law, by the NASDAQ Rules, or by the Certificate of Incorporation or Bylaws. However, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to the Company's stockholders for ratification as a matter of good corporate governance and practice. If the stockholders fail to ratify the appointment, the Board of Directors will reconsider whether to retain that firm. Even if the selection is ratified, the Company may appoint a different independent registered public accounting firm during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

During the fiscal years ended December 31, 2012 and 2011, PricewaterhouseCoopers LLP provided various audit, audit related and non-audit services to the Company as follows (in thousands):

	2012	2011
Audit fees(a)	$1,575	$1,325
Audit related fees(b)	347	233
Tax fees(c)	4	—
All other fees(d)	4	2
Total	$1,930	$1,560

(a) Audit fees consist of aggregate fees incurred for professional services rendered for the audit of the Company's consolidated financial statements included in annual SEC filings and reports, review of interim consolidated financial statements, and the audit of the effectiveness of our internal control pursuant to Section 404 of the Sarbanes-Oxley Act.
(b) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These services primarily include due diligence services and audit procedures related to our acquisitions.
(c) Tax fees consist of fees billed for professional services for tax compliance, tax advice, and tax planning. These services include tax assistance regarding mergers and acquisitions.
(d) All other fees consist of services provided in connection with other services consisting primarily of accounting research tools.

The Audit Committee is responsible for pre-approving audit and non-audit services to be provided to the Company by the independent auditors (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible). In this regard, the Audit Committee has the sole authority to approve the employment of the independent auditors, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent auditors.

The Audit Committee has considered whether provision of the services described in sections (b), (c), and (d) above is compatible with maintaining the independent auditors' independence and has determined that such services have not adversely affected PricewaterhouseCoopers LLP's independence. All of the services of each of (b), (c), and (d) were pre-approved by the Audit Committee.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement and will be available to respond to appropriate questions.

Vote Required

The ratification of the selection of PricewaterhouseCoopers LLP requires the affirmative vote of the holders of a majority of shares of common stock present in person or represented by proxy and entitled to vote thereon, at the Annual Meeting.

Recommendation of the Board of Directors

The Company's Board of Directors recommends a vote "FOR" the ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013. Proxies received by the Company will be voted "FOR" this proposal unless the stockholder specifies otherwise in the proxy.

SECURITY OWNERSHIP

Except as otherwise indicated below, the following table sets forth certain information regarding beneficial ownership of common stock as of April 8, 2013 by: (1) each of the Company's current directors; (2) each of the named executive officers listed in the Summary Compensation Table for 2012 on page 54 of this Proxy Statement (collectively, the Company's "named executive officers"); (3) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's common stock based upon Schedules 13G filed with the SEC; and (4) all of the Company's directors and executive officers as a group. As of April 8, 2013, there were 46,501,405 shares of common stock outstanding.


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Shares of common stock subject to options or other rights that are currently exercisable or exercisable within 60 days of April 8, 2013 are considered outstanding and beneficially owned by the person holding the options or other rights for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404.

Name of beneficial owner(1)	Common stock	
	Number of shares	Percentage owned
Ameriprise Financial, Inc.(2) 145 Ameriprise Financial Center Minneapolis MN 55474	6,993,900	15.04%
BlackRock, Inc.(3) 40 East 52nd Street New York NY 10022	3,559,939	7.66
Dimensional Fund Advisors, LP(4) Palisades West, Building One 6300 Bee Cave Road Austin TX 78746	3,219,503	6.92
The Vanguard Group, Inc.(5) 100 Vanguard Blvd. Malvern PA 19355	2,920,973	6.28
FMR, LLC(6) 82 Devonshire Street Boston MA 02109	2,455,136	5.28
Guy Gecht(7)	655,042	1.39
Gill Cogan(8)	117,451	*
Dan Maydan(9)	15,810	*
Thomas Georgens(10)	100,250	*
Richard Kashnow(11)	100,250	*
Eric Brown(12)	22,000	*
Vincent Pilette(13)	54,368	*
All current executive officers and directors as a group (7 persons)(14)	1,065,171	2.25%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors, and principal stockholders on Schedules 13G and Forms 4 filed with the SEC as of April 8, 2013. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 46,501,405 shares outstanding on April 8, 2013, adjusted as required by rules promulgated by the SEC.

(2) Beneficial ownership information is based on information contained in Schedule 13G, as amended, filed with the SEC on February 13, 2013 by Ameriprise Financial, Inc. ("AFI"), Columbia Management Investment Advisers, LLC ("CMIA"), and Columbia Seligman Communications & Information Fund, Inc. ("C&I Fund"). AFI and CMIA each has shared voting power as to 1,699,770 shares of common stock and shared dispositive power as to 6,993,900 shares of common stock. C&I Fund has sole voting and shared dispositive power as to 4,675,900 shares of common stock. CMIA, in its capacity as investment adviser to the C&I Fund, may be deemed to beneficially own the shares of common stock reported by C&I Fund. AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported by CMIA. AFI, together with CMIA and C&I Fund, beneficially own 6,993,900 shares of common stock.

(3) Beneficial ownership information is based on information contained in Schedule 13G, as amended, filed with the SEC on February 8, 2013 by BlackRock, Inc. BlackRock, Inc. has sole voting and dispositive power as to 3,559,939 shares of common stock.

(4) Beneficial ownership information is based on information contained in Schedule 13G, as amended, filed with the SEC on February 11, 2013 by Dimensional Fund Advisors LP. Dimensional Fund Advisors, LP has sole voting power as to 3,161,717 shares of common stock and sole dispositive power as to 3,219,503 shares of common stock subject to the following qualification. Dimensional Fund Advisors, LP furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts, and accounts are collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors, LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser, and/or manager, neither Dimensional Fund Advisors, LP or its subsidiaries possess voting and/or investment power over the securities of the Company that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Company held by the Funds. Dimensional Fund Advisors, LP disclaims beneficial ownership of such securities.

(5) Beneficial ownership information is based on information contained in Schedule 13G, as amended, filed with the SEC on February 11, 2013 by The Vanguard Group, Inc. ("VGI"), Vanguard Fiduciary Trust Company ("VFTC"), and Vanguard Investments Australia, Ltd. ("VIA"). VFTC is the beneficial owner as to 69,228 shares of common stock as a result of serving as investment manager of collective trust accounts and VIA is the beneficial owner as to 2,100 shares of common stock as a result of serving as investment manager of Australian investment offerings. VGI has sole voting power over 71,328 shares of common stock and sole dispositive power as to 2,851,745 shares of common stock. VGI and VFTC have shared dispositive power as to 69,228 shares of common stock. VGI, as the parent company of VFTC and VIA, may be deemed to beneficially own the shares reported by VFTC and VIA. VGI, together with VFTC and VIA, beneficially own 2,920,973 shares of common stock.

(6) Beneficial ownership information is based on information contained in Schedule 13G, as amended, filed with the SEC on February 14, 2013 by FMR, LLC. Fidelity Management & Research Company ("FMRC") is a wholly-owned subsidiary of FMR, LLC. As an investment adviser to various investment companies, FMRC has sole voting power as to 351 shares of common stock and sole dispositive power over 2,455,136 shares of common stock.

(7) Includes 482,888 shares of common stock issuable upon the exercise of options granted to Mr. Gecht under the 2007 and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2013.

(8) Includes 76,250 shares of common stock issuable upon the exercise of options granted to Mr. Cogan under the 2004, 2007 and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2013.

(9) Includes 6,250 shares of common stock issuable upon the exercise of options granted to Mr. Maydan under the 2007 and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2013.

(10) Includes 91,250 shares of common stock issuable upon the exercise of options granted to Mr. Georgens under the 2007 and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2013.

(11) Includes 91,250 shares of common stock issuable upon the exercise of options granted to Mr. Kashnow under the 2007 and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2013.

(12) Includes 22,000 shares of common stock issuable upon the exercise of options granted to Mr. Brown under the 2009 equity incentive plan, which are currently exercisable and/or exercisable within 60 days of April 8, 2013.

(13) Mr. Pilette does not hold any options which are currently exercisable and/or exercisable within 60 days of April 8, 2013.

(14) Includes an aggregate of 769,888 shares of common stock issuable upon the exercise of options granted to executive officers and directors collectively under the 2004, 2007, and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2013.


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Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file reports of security ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent beneficial owners are also required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5 filings were required, the Company believes that during the period from January 1, 2012 to December 31, 2012, all Section 16(a) filing requirements were timely met.

EXECUTIVE OFFICERS

The following table lists certain information regarding the Company's executive officers as of December 31, 2012:

Name	Age	Position
Guy Gecht	47	Chief Executive Officer
Vincent Pilette	41	Chief Financial Officer

Mr. Gecht was appointed Chief Executive Officer of the Company on January 1, 2000 and was also appointed President of the Company on May 11, 2012, a position he previously held from July 1999 to January 2000. From January 1999 to July 1999, he was Vice President and General Manager of Fiery products of the Company. From October 1995 through January 1999, he served as Director of Software Engineering. Prior to joining the Company, Mr. Gecht was Director of Engineering at Interro Systems, a technology company, from 1993 to 1995. From 1991 to 1993, he served as Software Manager of ASP Computer Products, a networking company and from 1990 to 1991, he served as Manager of Networking Systems for Apple Israel, a technology company. From 1985 to 1990, he served as an officer in the Israeli Defense Forces, managing an engineering development team, and later was an acting manager of one of the IDF high-tech departments. Mr. Gecht currently serves as a member of the board of directors, audit committee and compensation committee of Check Point Software Technologies Ltd., a global information technology security company. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben Gurion University in Israel.

Mr. Pilette was appointed Chief Financial Officer of the Company on January 1, 2011. From January 2009 through December 2010, he served as Vice President of Finance for Enterprise Server, Storage and Networking Group at Hewlett-Packard Company ("HP"). Prior to this role, Mr. Pilette served as Vice President of Finance for HP Software Group from December 2005 through December 2008. Mr. Pilette occupied various other finance positions at HP, in the U.S and Europe, Middle East and Africa, since joining HP in 1997. Mr. Pilette holds a B.S. in Engineering and M.S. in Business from Louvain University in Belgium where he graduated magna cum laude. He also holds a Master's degree in Business Administration from Kellogg School of Management at Northwestern University.

COMPENSATION DISCUSSION AND ANALYSIS

The following sections of this proxy statement describe the Company's compensation arrangements with its named executive officers (below also referred to as the "executives"), who, for fiscal year 2012, included Guy Gecht, Chief Executive Officer and President; and Vincent Pilette, Chief Financial Officer.

Executive Summary

The Company believes that compensation paid to the named executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, and linked to specific, measurable results intended to create value for stockholders. The Compensation Committee oversees the executive compensation program and determines the compensation for the named executive officers.

The compensation of the named executive officers consists primarily of three elements—a base salary, an annual incentive program and long-term equity awards—that are designed to reward executives for performance and to promote retention among our executive team.

This Compensation Discussion and Analysis describes the Company's executive compensation program and the decisions made by the Compensation Committee in 2012 in more detail. Highlights of the program include the following:


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- Our executive compensation program is designed to pay for performance. For 2012, the vast majority of the target total direct compensation for our named executive officers was in the form of incentive compensation. Approximately 82% of the target total direct compensation for our Chief Executive Officer and approximately 75% of the target total direct compensation for our Chief Financial Officer was in the form of incentive compensation tied to the achievement of specific financial performance goals and/or the level of our stock price. For these purposes, "total direct compensation" consists of the executive's base salary, annual incentive award and long-term equity awards based on the grant date fair value of the award as determined under the accounting principles used in the Company's financial reporting.
- Executive compensation is allocated among base salaries and short and long-term incentive compensation. The base salaries are fixed in order to provide the executives with a stable cash income, which allows them to focus on the Company's issues and objectives as a whole, while the short and long-term incentive compensation are designed to both reward executives for the Company's overall performance and align the executives' interests with those of our stockholders. Executives recommended, and the Compensation Committee agreed, that the executives' base salaries would not be increased for 2012.
- Our executive annual performance-based bonus program is intended to encourage our named executive officers to focus on specific short-term goals important to our success, and which correlate to the long-term goals and strategy of the Company. Our named executive officers' annual bonus awards are determined based on a combination of objective, financial performance criteria. The awards payable under our annual bonus program are subject to a maximum payout.
- Awards under the fiscal year 2012 bonus program consisted of restricted stock unit awards and a cash bonus opportunity for exceptional performance. On-target bonus amounts were made in the form of performance-based restricted stock unit awards that help further align named executive officers' interests with those of our stockholders because the ultimate value of the awards is tied to the Company's stock price. The executive could also earn an additional cash bonus for exceptional performance under the program if the Company's performance exceeded certain targets established in the Company's 2012 operating plan approved by the Board of Directors. The performance measures used to determine the payment of awards to our named executive officers are Company-wide measures only, designed to encourage our named executive officers to make decisions that are in the best long-term interests of the Company and our stockholders.
- As described in more detail below, the Compensation Committee determined that the Company's performance during 2012 exceeded the threshold levels for vesting of the restricted stock unit awards granted under the 2012 bonus program and was less than the target levels for full vesting. Consistent with our pay-for-performance philosophy, these awards vested as to only a portion of the total number of restricted stock units granted under the award. No bonuses were paid to our executives under the cash bonus component of the program as those bonuses would be paid only if our 2012 performance had exceeded the target levels for vesting of the restricted stock unit awards.
- Awards to our named executive officers under our long-term equity incentive program in 2012 consisted of 55% performance-based restricted stock units and 45% time-based restricted stock units. The value of restricted stock units is tied directly to our stock price to help further align our executives' interests with those of our stockholders. As with the performance-based restricted stock units granted under our annual bonus program, the performance awards granted under our long-term equity program vest based on the combined achievement of Company-wide revenue and non-GAAP operating income targets over a four consecutive quarter period in addition to continued employment requirements. These awards are intended to both provide a retention incentive and enhance executives' focus on

specific financial goals considered important to the Company's long-term growth. Time-based grants under the program provide an additional retention incentive for our executives as they are subject to three-year vesting schedules. Because these time-based and performance-based awards will generally remain outstanding for a period of years, they help ensure that executives always have significant value tied to delivering long-term stockholder value.

- As of April 8, 2013, Mr. Gecht owns approximately 1.4% of the Company's outstanding common stock which significantly aligns his interests with the stockholders' interests.

The Company believes the compensation program for the named executive officers is instrumental in helping the Company achieve its financial performance. In 2012, the Company achieved record revenue, growing to approximately $652 million, that represented an increase of approximately $60 million or 10% growth over the prior year. This was the third consecutive year of double-digit percentage revenue growth. As described below, revenue is one of the metrics used to measure the Company's performance for purposes of the executives' annual bonus program and performance-based long-term incentive awards.

Compensation Objectives and Philosophy

The Company's compensation objectives and philosophy provide the guiding principles for compensation decisions made by the Compensation Committee for the Company's named executive officers. The Compensation Committee believes that compensation paid to the named executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, and linked to specific, measurable results intended to create value for stockholders. In establishing compensation programs for the named executive officers for fiscal year 2012, the Compensation Committee considered the following principles and objectives:

- attract and retain individuals of superior ability and managerial talent;
- help ensure compensation is closely aligned with the Company's corporate strategies, business and financial objectives and the long-term interests of the Company's stockholders;
- create incentives to achieve key strategic and financial performance goals of the Company by linking executive incentive award opportunities to the achievement of these goals; and
- help ensure that the total compensation is fair, reasonable and competitive.

The Compensation Committee of the Board of Directors

The Compensation Committee, serving under a charter adopted by the Board of Directors, is composed entirely of outside directors who have never served as officers of the Company. Under the charter, the Compensation Committee has responsibility for approving and evaluating matters relating to the overall compensation philosophy, compensation plans, policies and programs of the Company. This includes periodically reviewing and approving the Company named executive officers' annual base salaries, incentive bonus programs, equity compensation, employment agreements, severance arrangements, change in control agreements or provisions, as well as any other benefits or compensation arrangements for the named executive officers. In certain circumstances, the Compensation Committee may solicit input from the full Board of Directors before making final decisions relating to compensation of the named executive officers (below also referred to as "executive compensation"). In fulfilling its responsibilities, the Compensation Committee may consider, among other things, industry and general best practices, benchmark data and marketplace developments. Messrs. Cogan and Maydan served on the Compensation Committee during 2012 and continue to serve as of the date of this Proxy Statement.

Role of Management in Assisting Compensation Decisions

Members of the executive management team of the Company, such as the named executive officers, the Vice President of Human Resources and the General Counsel ("Executive Management"), provide administrative assistance and support for the Compensation Committee from time to time. Members of Executive Management also may provide recommendations and information to the Compensation Committee to consider, analyze and review in connection with any compensation proposal for the named executive officers. Members of Executive Management do not have any final decision-making authority in regards to named executive officer compensation. The Compensation Committee reviews any recommendations and information provided by Executive Management and approves the final executive compensation package. In 2012, the executives recommended to the Compensation Committee that their base salaries for 2012 not be increased.

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The Role of Stockholder Say-on-Pay Votes

The Company provides its stockholders with the opportunity to cast an annual advisory vote to approve its executive compensation program (referred to as a "say-on-pay proposal"). At the annual meeting of shareholders held in May 2012, approximately 96% of the votes actually cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes these strong results affirm stockholders' support of the Company's approach to its executive compensation program. In general, the Compensation Committee did not change its approach in 2012 and believes the program in place, as in prior years, includes a number of features that further the goals of the Company's executive compensation program and reflect best practices in the market. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay proposals when making future compensation decisions for the named executive officers.

Use of Outside Advisors

The Compensation Committee may use consultants to assist in the evaluation of compensation for the named executive officers. The Compensation Committee has the sole authority to retain and terminate any compensation consultant engaged to perform these services. The Compensation Committee also has authority to obtain advice and assistance from internal or external legal, accounting, or other advisers.

The Compensation Committee has retained Mercer (US) Inc. ("Mercer") since 2007 to provide information, analyses, and advice regarding executive and director compensation, as described below. The Compensation Committee evaluates Mercer's performance on an annual basis. In 2012, Mercer advised the Compensation Committee on a variety of compensation-related issues, including:

- compensation strategy;
- peer group;
- pay levels (base, short- and long-term incentive);
- incentive plan design (short- and long-term); and
- emerging compensation trends.

For 2012, Mercer also assisted the Compensation Committee in its assessment of the potential relationship between the Company's compensation program and risk-taking by management. For more information, see the "Compensation Risk Assessment" section on page 61 of this Proxy Statement.

In the course of conducting its activities, Mercer attended meetings of the Compensation Committee and presented its findings and recommendations for discussion. During the course of the year, Mercer worked with management to obtain and validate data, review materials and recommend potential changes. Mercer received approximately $88,000 in fees from the Company in connection with the Compensation Committee's determination of a variety of components of executive compensation during fiscal year 2012. In addition, in 2012, other Mercer business segments received fees from the Company of approximately $256,000, which was primarily related to health and benefits consulting services. Mercer is a subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), a diversified conglomerate of companies that provide insurance, strategy and human resources consulting services. During 2012, affiliates of MMC other than Mercer received approximately $172,500 in fees for their services. The decision to engage Mercer and other MMC affiliates to provide services other than assisting the Compensation Committee with executive compensation matters was made by members of management. Although the Compensation Committee did not specifically approve these engagements, the Company has reviewed the other services provided by Mercer and other MMC affiliates and, after consideration of such services and other factors prescribed by the SEC for purposes of assessing the independence of compensation consultants, has determined that no conflicts of interest exist between the Company and Mercer (or any individuals working on the Company's account on Mercer's behalf). In reaching this determination, the Company considered the following factors, all of which were confirmed by Mercer:

- Other than the services identified above, Mercer and all other affiliates of MMC (collectively, "MMC") provided no services to the Company during 2012;
- The aggregate amount of fees paid or payable by the Company to MMC for 2012 represented (or are reasonably certain to represent) less than 1% of MMC's total revenue for 2012;
- Mercer has established Global Business Standards to manage potential conflicts of interest for executive rewards consulting services, which policies and procedures were provided to the Company;
- There are no business or personal relationships between our Mercer executive remuneration advisors and any member of the Compensation Committee other than in respect of (1) the services provided to the Company by Mercer as described above, or (2) work performed by Mercer for any other company, board of directors or compensation committee for which such Compensation Committee member also serves as an independent director;
- Our Mercer executive remuneration advisors do not own stock in the Company; and
- There are no business or personal relationships between our Mercer executive remuneration advisors, Mercer, or other MMC affiliates and any executive officer of the Company other than in respect of the services provided to the Company as described above.

Review of External Compensation Data

The Compensation Committee does not apply a formulaic approach to setting individual elements of the named executive officers' compensation or their total compensation amounts and does not set compensation levels at any specific level or percentile against the peer group data described below (i.e., the Compensation Committee does not "benchmark" the Company's executive compensation levels). However, the Compensation Committee periodically reviews market compensation levels to inform its decision-making process and to determine whether the total compensation opportunities for the Company's named executive officers are appropriate in light of factors such as the compensation arrangements for similarly situated executives in the market and may make adjustments when the Compensation Committee determines they are appropriate.

Historically, the Compensation Committee, with assistance from Mercer, has selected a peer group of companies to help evaluate the Company's executive compensation programs. In early 2012, the Compensation Committee, upon Mercer's recommendation, considered that certain peers included in the 2011 peer group were no longer appropriate comparators. In particular, (i) the Company's revenue grew in 2012, suggesting that some of the 2011 peers were no longer size-appropriate for the compensation peer group and (ii) recent M&A activity within the 2011 peer group resulted in certain peer companies no longer being size appropriate or no longer being publicly traded. The selection criteria implemented in 2012 included similar criteria used in the past:

- U.S. publicly traded companies;
- Companies of comparable size with revenue within a range of approximately 0.5x to 2x the Company's projected 2012 revenue;

- Companies in technology-related industries: Communications Equipment, Computer Storage & Peripherals, Computer Hardware, Office Electronics and Systems Software; and
- Companies with similar business models and characteristics: business to business sales, manufacturing capabilities, software products and/or integrated solutions/services.

As a result of the reevaluation, the companies in the 2012 peer group consisted of the following:


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Ariba, Inc.
Arris Group, Inc.
Avid Technology, Inc.
Commvault Systems, Inc.
Emulex Corporation
F5 Networks, Inc.
Intermec Inc.
Netgear, Inc.
Progress Software Corporation
QLogic Corporation
Quantum Corporation
Silicon Graphics International Corporation
STEC, Inc.
Synaptics, Inc.
Zebra Technologies Corporation

Median revenue of the peer group was approximately $600 million based on the most recent trailing four quarters of revenue as of December 31, 2012, compared to the Company's 2012 fiscal year revenue of $652 million.

Executive Compensation Elements

For the 2012 fiscal year, the principal elements or components of compensation for the named executive officers were: (1) base salary; (2) short-term incentives; and (3) long-term incentives.

During 2012, for each element of executive compensation, the Compensation Committee considered a number of factors, such as the executive's employment experience, performance of the executive during the year, performance of the Company during the year, achievement of Company performance targets set by the Board of Directors as identified below, potential to enhance long-term stockholder value, information relating to marketplace competitiveness, executive compensation trends, current compensation levels and types within the peer group, compensation history, prior equity awards and the economic environment.

Since there are no static or fixed policies regarding the amount and allocation for each component or element of executive compensation, the determination and composition of total compensation is up to the discretion of the Compensation Committee and is decided in its judgment on an annual basis. However, the measurement or assessment of the Company's performance for 2012 and the achievement of Company performance targets was primarily quantitative with respect to the elements of incentive-based compensation, and are addressed in greater detail below.

The difference in the levels of compensation between the named executive officers reflects consideration of the executive's roles and responsibilities, the executive's tenure with the Company as well as the other factors mentioned above. The Compensation Committee considers the value of the entire compensation package when establishing the appropriate levels of compensation for each element.

Base Salary

The Company provides the named executive officers with a base salary, which is comprised of a fixed amount of annual cash compensation. In setting base salaries for the named executive officers, the Compensation Committee considers a number of factors, including the executive's prior salary history, current compensation levels, individual and Company performance and marketplace competitiveness for similarly situated named executive officers. The Compensation Committee considers changes to base salaries for the named executive officers on an annual basis. There are no formulaic increases; instead, the Compensation Committee exercises its judgment and discretion when determining and approving increases to the annual base salary of each named executive officer.

In February 2012, the Compensation Committee reviewed the base salary levels for Messrs. Gecht and Pilette. The executives recommended, and the Compensation Committee agreed, that no changes would be made to these levels for 2012. The Compensation Committee considered the base salary levels for these executives identified below to be appropriate in light of each executive's experience and responsibilities with the Company.

The base salaries of the named executive officers as in effect at the end of fiscal year 2012 are set forth in the following table:

Named Executive Officer	Annual Salary Rate In Effect at Fiscal 2012 Year-End
Guy Gecht	$620,000
Vincent Pilette	$350,000

Short-Term Incentive Compensation

The Company believes that a significant portion of executive compensation should be directly related to the Company's overall financial performance, stock price performance and other relevant financial factors that affect stockholder value. Accordingly, the Company sets goals designed to link executive compensation to the Company's overall performance and reserves the largest potential compensation awards for incentive-based programs, which may include both cash and equity awards. The executive incentive program allows named executive officers to receive short-term incentive compensation in the event certain specified corporate performance measures are achieved. Payments under the executive incentive program are contingent upon the executive's continued employment, subject to the terms of their employment agreements, and are determined by the Compensation Committee. The Compensation Committee believes that the payment of bonuses, whether in cash or equity, provides incentives necessary to retain the named executive officers and reward them for short-term Company performance.

The target short-term incentive for each of the named executive officers is calculated as a percentage of his base salary. The Compensation Committee sets the percentage of base salary for each named executive officer's target bonus in its judgment based on its review of each executive's total compensation package and compensation at the Company's peer group or emerging executive compensation trends, as the case may be, and its assessment of the past and expected future contributions of the named executive officers.

In February 2012, the Compensation Committee approved the 2012 performance-based equity and cash bonus program (the "2012 Program") for the named executive officers and established their target short-term incentive opportunities under the program as follows:

Named Executive Officer	Target Annual Incentive (Percentage of Base Salary)
Guy Gecht	105%
Vincent Pilette	70%

For each executive, the target short-term incentive opportunity for the 2012 fiscal year remained unchanged from the prior fiscal year. The difference in short-term incentive percentages between Mr. Gecht and Mr. Pilette correlated with their roles and level of responsibility within the Company.

Under the 2012 Program, each of the named executive officers was eligible to receive a bonus payable in shares of the Company's common stock, subject to achievement by the Company of certain financial performance objectives established by the Compensation Committee. In execution of the program, the Compensation Committee approved grants of performance-based awards of restricted stock units in February 2012 to each of the named executive officers, with the total number of stock units subject to the executive's award determined by dividing the executive's target bonus by the closing price of the Company's common stock on the trading day immediately preceding the grant date. Fifty percent of the executive's stock units were eligible to vest based on the Company's non-GAAP operating income for 2012 relative to the performance target established by the Compensation Committee, and the remaining fifty percent of the executive's stock units were eligible to vest based on the Company's revenue relative to the performance target. However, in each case, the vesting of these awards was also contingent on the Company's achieving a minimum threshold for non-GAAP operating income determined by the Compensation Committee and on the executive's continued employment with the Company through the vesting date (generally, the first anniversary of the grant date of the award or, if later, the date the Compensation Committee determined the Company's performance level for 2012).



The maximum number of restricted stock units that may vest under a 2012 Program award is 100% of the units subject to the award. However, each named executive officer was provided with an opportunity to receive a cash bonus if both the Company's revenue and non-GAAP operating income for 2012 exceeded the performance targets established by the Compensation Committee. If both of the performance targets were exceeded, the executive could receive a cash bonus up to the amount of the executive's target bonus under the 2012 Program. As with the equity bonus opportunity, the cash bonus opportunity under the 2012 Program was based fifty percent on the Company's non-GAAP operating income for 2012 and fifty percent on the Company's revenue for 2012 and was contingent on the executive's continued employment with the Company through the vesting date. The Compensation Committee believed that it was appropriate to grant this cash bonus opportunity to the executives as for any cash bonus to be payable under the 2012 Program, the Company would need to achieve performance for both performance metrics above the Company's operating plan for 2012 approved by the Board of Directors.

In determining that the 2012 Program would be structured to include awards in the form of restricted stock units, the Compensation Committee intended to provide a further link between executive incentive compensation and shareholder value. The Compensation Committee selected revenue and non-GAAP operating income as the performance measures for the equity and cash components of the 2012 Program to create further incentives for management to focus on the Company's revenue growth and profitability because the Compensation Committee believes these metrics are key to the Company's long-term growth and success. For these purposes, non-GAAP operating income is defined as operating income determined in accordance with GAAP and adjusted to remove the impact of recurring amortization of acquisition-related intangibles and stock-based compensation expense, as well as restructuring-related and non-recurring charges and gains (including acquisition-related transaction costs and the costs to integrate such acquisitions into the Company's business, the sale of non-strategic minority investment in a privately held company, and changes in the fair value of contingent consideration) and the tax effect of these adjustments, in each case as specified in the Company's annual and quarterly reports for the applicable fiscal year. The Compensation Committee believes that these adjustments to operating income for this purpose produce a better measure of the executives' impact on the ongoing operating performance of the Company over the corresponding year.

The performance targets selected by the Compensation Committee for the 2012 Program represented financial goals for the Company, based on the Company's operating plan approved by the Board of Directors, and also taking into consideration the economic and industry environment at the time the 2012 Program was established. The threshold and target performance levels for each of the restricted stock unit and cash bonus components of the 2012 Program are set forth in the table below.

Goals	Weighting	RSU Threshold	RSU Target	Cash Threshold	Cash Target
Revenue (in millions)	50%	$ 620	$ 686	$ 686	$ 750
(% of program component earned)	—	0%	100%	0%	100%
Non-GAAP operating income (in millions)	50%	$80.0	$90.0	$90.0	$125.0
(% of program component earned)	—	0%	100%	0%	100%

With respect to the equity bonus component of the 2012 Program, the minimum threshold for non-GAAP operating income for 2012 established by the Compensation Committee was $80 million. None of the restricted stock units granted under the 2012 Program would vest if this minimum threshold for non-GAAP operating income was not achieved. If this minimum level was achieved, the award would vest with respect to between 0%

and 100% of the units covered by the award, with 100% of the units vesting if the "RSU Target" levels for both revenue and non-GAAP operating income in the table above were met or exceeded. The number of units vesting for performance results for each metric between the threshold and target levels would be interpolated between the points noted in the table. With respect to the cash bonus component of the 2012 Program, no cash bonus would be paid unless the Company met or exceeded the "Cash Threshold" levels for both revenue and non-GAAP operating income set forth above. If both of these threshold levels were achieved, the executive would be entitled to a cash bonus of between 0% and 100% of his cash bonus opportunity, with the bonus amount being interpolated between the applicable levels of the table above. In no event would an executive be entitled to vest in more than 100% of the target number of restricted stock units subject to his award under the 2012 Program or to receive payment of a cash bonus greater than 100% of his target cash bonus amount.

During the first quarter of 2013, the Compensation Committee compared the Company's total 2012 fiscal year revenue and non-GAAP operating income to the revenue and non-GAAP operating income threshold and target amounts established by the Compensation Committee and determined that the RSU threshold levels were achieved for both performance measures. For purposes of the 2012 Program, the Company's revenue was $667.1 million, and the Company's non-GAAP operating income was $85.8 million. These amounts were determined after giving effect to certain adjustments deemed appropriate by the Compensation Committee and discussed below. Specifically, the Company's revenue as determined under GAAP (which was $652 million for 2012 as noted above) and non-GAAP operating income (which was $78.9 million as reflected in the Company's financial reporting) for 2012 were each adjusted to account for and mitigate the impact of fluctuations in currency exchange rates during the year, to exclude the impact of certain adjustments that are made under GAAP to the fair value of contingent consideration related to certain acquisitions by the Company, and to include certain revenues with respect to orders completed during 2012 that were not recognized on a GAAP basis until early 2013 because the Company did not have the inventory to ship the orders until early 2013 (with the understanding that such revenue would not be included in determining the Company's performance for 2013 for purposes of its incentive programs). Accordingly, the Compensation Committee determined that 71.3% of the restricted stock units granted to each of the named executive officers under the 2012 Program related to revenue had vested and that 58.1% of the restricted stock units related to non-GAAP operating income had vested. No amounts were awarded under the cash bonus component of the program for 2012.

Long-Term Equity Incentive Program

As indicated by its performance-based approach to compensation, the Company believes that equity ownership in the Company is important to closely align the interests of named executive officers with those of Company stockholders and thereby promote incentives to achieve sustained, long-term revenue growth, profitability and creation of stockholder value. The Company's named executive officers may receive awards of performance- or service-based stock options, restricted stock and/or restricted stock units at the discretion of the Compensation Committee. The number of shares subject to awards granted to each executive officer is determined and approved by the Compensation Committee in its judgment based upon several factors, including the individual's performance, the Company's performance, the value of the award at the time of grant, market compensation levels and the shares available for grant under our equity incentive plan.

To provide additional incentives for performance, the Company also grants equity awards that vest based upon the Company's achievement of pre-established financial performance. These performance-based equity awards also assist in aligning the interests of the named executive officers with those of stockholders. Over the past few years, we have granted a combination of performance-based restricted stock units and time-based restricted stock units. In order to provide an incentive for continued employment, restricted stock units granted to named executive officers under the long-term incentive program typically have a three-year annual vesting schedule.

In past years, the Company also granted stock options to named executive officers, which typically have a three and a half year vesting schedule. Stock options generally expire seven years from the date of the grant so as to incentivize long-term stock appreciation and provide a reasonable time frame for the named executive officer to benefit from appreciation of the Company's stock price, while managing the potential dilution to stockholders more effectively, as compared to a ten-year option term. The Company sets the per share exercise price of options granted under the Company's stock plans equal to 100% of the closing market price of a share of the Company's common stock on the date of grant of the award.

2012 Awards

In May 2012, the Compensation Committee approved the grant of restricted stock unit awards to each of Messrs. Gecht and Pilette under the Company's 2009 Equity Incentive Award Plan, as amended (the "2009 Equity Plan"), as set forth in the following table:


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Type of Security	Type of Vesting	Vesting Schedule
Restricted Stock Unit	Performance-based	This award will vest as follows: One-third of the award will vest if, for any period of four consecutive fiscal quarters ending no later than the second quarter of fiscal year 2013, the Company's revenue exceeds $680 million and its non-GAAP operating income exceeds $82 million (which goals reflect increases of 15% and 19% over the Company's 2011 levels of revenue and non-GAAP operating income, respectively). One-third of the award will vest if, over a period of four consecutive fiscal quarters ending no later than the second quarter of fiscal year 2014, the Company's revenue exceeds $725 million and its non-GAAP operating income exceeds $87 million (which goals reflect increases of 23% and 26% over the Company's 2011 levels of revenue and non-GAAP operating income, respectively). One-third of the award will vest if, over a period of four consecutive fiscal quarters ending no later than the second quarter of fiscal year 2015, the Company's revenue exceeds $769 million and its non-GAAP operating income exceeds $92 million (which goals reflect increases of 30% and 33% over the Company's 2011 levels of revenue and non-GAAP operating income, respectively).
Restricted Stock Unit	Time-based	This award will vest in annual installments over a three-year period after the date of grant.

The Compensation Committee believes that each of these grants further align the interests of executives with those of our stockholders. The performance-based restricted stock units are structured to help drive growth in the revenue and profitability of the Company over both the short- and long-term. The vesting requirements described above provide incentives to sustain high levels of growth rates over a multi-year period. The performance-based and time-based grants also create further incentives for executives to help maintain and increase our stock price (as the value of the grant depends on the value of our stock) and provide a retention incentive as the vesting of the grant in each case is contingent on the executive's continued employment with the Company through the vesting date.

As indicated in the Grants of Plan-Based Awards Table on page 55 of this Proxy Statement, the Compensation Committee allocated approximately 55% of the total grant-date value (determined in accordance with generally accepted accounting principles) of each executive's equity award for 2012 to restricted stock units that vest based on the Company's achievement of the performance goals identified above and approximately 45% of the total grant-date value of each executive's equity award to restricted stock units that vest based on the executive's continued service with the Company. The Compensation Committee determined the value of each named executive officer's total equity award in its judgment, taking into consideration its subjective assessment of the executive's individual performance, the retention value of these grants and the executives' prior long-term equity incentive grants, certain equity award ranges provided by Mercer based on comparisons against market benchmarks, the number of shares remaining under the 2009 Equity Plan and their planned use for purposes other than executive compensation, and the Company's philosophy that long-term equity incentives should constitute a substantial portion of each executive's total direct compensation. The Compensation Committee selected revenue and non-GAAP operating income as the performance measures for these awards for the same reasons these measures were used to measure performance under the executive annual bonus program as described above.

Vesting of 2011 Performance Awards

As described in the Company's 2012 proxy statement, the Company granted performance-based restricted stock unit awards to Mr. Gecht and Mr. Pilette in August 2011. As with the performance-based awards granted in May 2012 described above, the vesting of each of these awards is contingent on the Company's achieving specified levels of revenue and non-GAAP operating income. Specifically, one-third of the award will vest if, for any period of four consecutive fiscal quarters ending no later than the fourth quarter of fiscal year 2012, the Company's revenue exceeds its revenue level for 2010 by at least 21% and its non-GAAP operating income exceeds its non-GAAP operating income level for 2010 by at least 12%. One-third of the award will vest if, over a period of four consecutive fiscal quarters ending no later than the second quarter of fiscal year 2013, the Company's revenue exceeds its revenue level for 2010 by ate least 30% and its non-GAAP operating income exceeds its non-GAAP operating income level for 2010 by at least 13%. One-third of the award will vest if, over a period of four consecutive fiscal quarters ending no later than the second quarter of fiscal year 2014, the Company's revenue exceeds its revenue level for 2010 by at least 40% and its non-GAAP operating income exceeds its non-GAAP operating income level for 2010 by at least 15%. In May 2012, the Compensation Committee determined that, for the period from the second quarter of fiscal 2011 through the first quarter of fiscal 2012, the Company's revenue was $611 million (representing an increase of 21% over its revenue level for 2010) and the Company's non-GAAP operating income was $72 million (representing an increase of 100% over its non-GAAP operating income level for 2010). Accordingly, one-third of the units subject to each of these awards vested upon the Compensation Committee's determination.

2009 Performance Based Awards

As previously disclosed in the Company's 2009 proxy statement, the Company granted Mr. Gecht two performance-based option grants during 2009 that would vest based upon the achievement of performance goals established by the Compensation Committee. The vesting of one performance-based option grant is to be determined based on the price of the Company's common stock, as measured by the average per share closing price over a period of 20 consecutive trading days (the "average stock price"), attaining specified levels of appreciation over the per share closing stock price on the date of grant, or $10.77 (the "grant date stock price"), according to the following schedule: 25% of these options will vest when the average stock price equals or exceeds $16.16 (150% of the grant date stock price); 25% of these options will vest when the average stock price equals or exceeds $18.85 (175% of the grant date stock price); 25% of these options will vest when the average stock price equals or exceeds $21.54 (200% of the grant date stock price); and 25% of these options will vest when the average stock price equals or exceeds $24.23 (225% of the grant date stock price). The first three tranches of the option, each representing 25% of the total grant, vested and became exercisable on April 27, 2011, January 14, 2013 and February 11, 2013, respectively.

The vesting of the other performance-based option granted in 2009 is to be determined based on the Company's annual return on equity percentage, on a non-GAAP basis, (the "Annual ROE Percentage"), as compared with the issuer's annual return on equity percentage for its 2008 fiscal year, which was 7.1% (the "2008 ROE Percentage") according to the following schedule: 20% of these options will vest when the Annual

ROE Percentage is equal to or greater than two percentage points more than the 2008 ROE Percentage; 20% of these options will vest when the Annual ROE Percentage is equal to or greater than four percentage points more than the 2008 ROE Percentage; 20% of these options will vest when the Annual ROE Percentage is equal to or greater than six percentage points more than the 2008 ROE Percentage; 20% of these options will vest when the Annual ROE Percentage is equal to or greater than eight percentage points more than the 2008 ROE Percentage; and 20% of these options will vest when the Annual ROE Percentage is equal to or greater than ten percentage points more than the 2008 ROE Percentage. For these purposes, non-GAAP return on equity is defined as non-GAAP net income divided by stockholders' equity. Non-GAAP net income is defined as net income determined in accordance with GAAP adjusted to remove the impact of recurring amortization of acquisition-related intangibles, stock-based compensation expense, as well as restructuring related and non-recurring charges and gains and the tax effect of these adjustments, in each case as specified in the Company's annual and quarterly reports for the applicable fiscal year. The first tranche of the option (representing 20% of the total grant) vested and was certified by the Compensation Committee in February 2012 based on the Company's Annual ROE Percentage of 9.4% for the 2011 fiscal year.

Severance Arrangements

Each of the named executive officers is a party to an employment agreement with the Company which provides for severance benefits under certain events, such as a termination without cause or the executive resigning for good reason. Because the Company believes that a resignation by an executive for good reason (or constructive termination) is conceptually the same as an actual termination by the Company without cause, the Company believes it is appropriate to provide severance benefits following such a constructive termination of the executive's employment.

The employment agreements are designed to promote stability and continuity of senior management. In addition, the Company recognizes that the possibility of a change of control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders. Accordingly, the Compensation Committee has determined that appropriate steps should be taken to encourage the continued attention and dedication of members of the Company's management to their assigned duties without the distraction that may arise from the possibility of a change of control. As a result, the employment agreements include provisions relating to the payment of severance benefits under certain circumstances in the event of a change of control. Under the change of control provisions, in order for severance benefits to be triggered, an executive must be involuntarily terminated without cause or the executive must leave for good reason within 24 months after a change of control.

Information regarding the severance benefits for each of the named executive officers under their employment agreements is provided under the headings "Employment Agreements" and "Potential Payments upon Termination or Change of Control" on pages 58 through 60 of this Proxy Statement.

Other Elements of Compensation and Perquisites

There are no other material elements of compensation that the named executive officers receive. The named executive officers may not defer any component of any annual incentive bonus earned and do not participate in another deferred compensation plan. Likewise, the Company does not maintain any defined benefit pension plans for its employees. However, named executive officers are eligible to participate in the Company's 401(k) savings plan on the same terms and conditions as other Company employees. In addition, the named executive officers are eligible to participate in the Company's group health and welfare plans on the same terms and conditions as other Company employees.

Subsequent Committee Actions

In February 2013, the Compensation Committee approved the 2013 performance-based equity and cash bonus program (the "2013 Program") for Messrs. Gecht and Pilette. The structure of the 2013 Program is substantially the same as the 2012 Program described above. Each of these executives is eligible to be paid an equity bonus based on a target percentage of the executive's current annual base salary based upon the Company's financial performance relative to targets established by the Compensation Committee. In execution of the program, the Compensation Committee approved grants of performance-based awards of restricted stock units in February 2013 to each executive, with the total number of stock units subject to the executive's award determined by dividing the executive's target bonus by the closing price of the Company's common stock on February 15, 2013. In addition, each executive has an opportunity to receive an additional cash bonus up to the executive's target bonus amount if the Company achieves financial results above the Company's 2013 operating plan approved by the Board of Directors. Each of the equity and cash target bonus amounts for Messrs. Gecht and Pilette were set at 105% and 70%, respectively, of the executive's base salary, the same target bonus levels that were in effect for the 2012 Program. As under the 2012 Program, the performance metrics under the 2013 Program will be the Company's revenue and non-GAAP operating income, with each metric being weighted 50%.

Tax Considerations

As part of its performance-based compensation program, the Company aims to compensate the named executive officers in a manner that is tax effective for the Company. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1 million paid for any fiscal year to each of the corporation's named executive officers, other than the chief financial officer, as of the end of the fiscal year. However, Section 162(m) exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. Although the Compensation Committee considers the impact of Section 162(m) when developing and implementing executive compensation programs, the Compensation Committee believes that it is important and in the best interests of stockholders to preserve flexibility in designing compensation programs. Accordingly, the Compensation Committee has not adopted a policy that all compensation must qualify as deductible under Section 162(m). In practice, a significant portion of the compensation awarded under the Company's incentive programs (including the Company's grants of stock options and performance-based restricted stock unit awards under the executive incentive program described above) are intended to qualify as performance-based compensation exempt from Section 162(m) of the Internal Revenue Code. The Compensation Committee has from time to time approved, and may in the future approve, compensation arrangements for certain named executive officers that are not fully deductible. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding the Compensation Committee's efforts, that compensation intended to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

Stock Ownership Policy

In February 2011, the Board of Directors adopted a Stock Ownership Policy for the Company's directors. The Stock Ownership Policy applies to Mr. Gecht in his role as director of the Company. The policy was adopted to further align the interests of our shareholders and directors. According to the policy, included in the Board of Directors' Guidelines, directors are required to hold at least 10,000 shares of the Company's common stock within the later of three years of first becoming a director or three years of the date of adoption of the stock ownership policy, and continue holding such required minimum as long as they continue serving as directors. In determining whether the stock ownership requirements were met, the Board of Directors shall take into account a director's beneficial ownership, including shares of common stock held by the director, shares of common stock held in trust for the benefit of the director or his or her immediate family members, vested or unvested restricted stock and vested or unvested restricted stock units. The Nominating and Governance Committee may extend in its discretion the deadline for attainment of such stock ownership level.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has at any time been one of the Company's named executive officers or employees or had any relationships requiring disclosure by the Company under the SEC rules requiring disclosure of certain relationships and related party transactions. None of the Company's named executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more named executive officers serving on the Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT


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The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

Gill Cogan
Dan Maydan

Compensation of Executive Officers

Summary Compensation for 2012

The compensation paid by the Company to named executive officers for the fiscal years ended December 31, 2012, 2011, and 2010 is summarized as follows:

Name and principal position (a)	Year (b)	Salary (c)(1)	Bonus (d)(1)(4)	Stock awards (e)(2)(3)	Option awards (f)(2)(3)	Non-equity incentive plan compensation (g)(1)(4)	Change in pension value and nonqualified deferred compensation earnings (h)	All other compensation (i)(1)(5)	Total (j)
Guy Gecht, Chief Executive Officer	2012	$620,000	$—	$2,912,060	$ —	$ —	$—	$5,380	$3,537,440
	2011	620,000	—	2,611,393	—	464,903	—	5,380	3,701,676
	2010	542,500	—	2,024,909	555,815	—	—	9,335	3,132,559
Vincent Pilette, Chief Financial Officer	2012	350,000	—	1,024,474	—	—	—	2,808	1,377,282
	2011	350,000	—	2,929,079	—	174,963	—	2,808	3,456,850

(1) All cash compensation earned by each named executive officer in 2012, 2011, and 2010 is reflected in the "Salary," "Bonus," "Non-equity incentive plan compensation," or "All other compensation" columns of this table. There were no deferred salaries or other cash compensation in 2012, 2011, or 2010. The amount reported in the "Salary" column for 2010 reflects voluntary salary reductions for the named executive officer effective April 2009, which were reinstated effective November 2010.

(2) The amounts reported in the "Stock awards" and "Option awards" columns represent the aggregate grant date fair value determined in accordance with ASC 718, Stock Compensation, of equity-based awards granted during the applicable year. See Note 12 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2012 regarding assumptions underlying the valuation of equity awards.

(3) The amounts reported in the "Stock awards" and "Option awards" columns of the table above include the grant date fair value of performance-based and market-based awards granted to the named executive officers in each of these years based on the probable outcome (determined as of the grant date) of the performance-based and market-based conditions applicable to the awards. The probable grant date fair value for these awards was determined assuming that the highest level of performance conditions would be achieved and that all amounts reported in "Stock awards" and "Option awards" columns would vest.

(4) For fiscal year 2010, named executive officer bonuses awarded under our executive bonus program were payable solely in shares of stock. These awards are reflected in the "Stock awards" column of the table above. For fiscal year 2012 and 2011, the named executive officer bonuses that were awarded under our executive bonus program are payable in cash and shares of stock and, with respect to 2012, are reflected in the "2012 Grants of Plan-Based Awards Table" below. As described in the Compensation Discussion and Analysis above, the executives were awarded a portion of the stock component of the bonus for 2012 and did not receive any portion of the cash component. These awards are reflected in the "Non-equity incentive plan compensation" column (for 2011) and "Stock awards" column (for 2011 and 2012) of the table above.

(5) For fiscal year 2012, "All other compensation" includes 401(k) employer matching contributions and life insurance premiums as follows:

	Guy Gecht	Vincent Pilette
401(k) matching contribution	$4,900	$2,333
Life insurance premiums	480	475
Total	$5,380	$2,808

"All other compensation" for 2011 and 2010 has been adjusted from the amounts previously reported to correctly state life insurance premiums paid by the Company for each executive.

2012 Grants of Plan-Based Awards

Equity awards granted and estimated future payouts under incentive plans during the fiscal year ended December 31, 2012 to each of the Company's named executive officers were are follows:


Proxy

Name and Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ Share)	Grant Date Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Guy Gecht											
2/9/2012(3)(1)	Performance-based RSUs	$—	$ —	$ —	—	18,631	18,631	—	—	—	$ 322,130
2/9/2012(4)(1)	Performance-based RSUs	—	—	—	—	18,631	18,631	—	—	—	$ 322,130
2/9/2012(5)(1)	Cash Accelerator	—	651,000	651,000	—	—	—	—	—	—	$ —
5/18/2012(6)	Performance-based RSUs	—	—	—	26,583	79,750	79,750	—	—	—	$1,247,290
5/18/2012(7)	Restricted Stock Units	—	—	—	—	—	—	65,250	—	—	$1,020,510
Vincent Pilette											
2/9/2012(3)(1)	Performance-based RSUs	—	—	—	—	7,012	7,012	—	—	—	$ 121,237
2/9/2012(4)(1)	Performance-based RSUs	—	—	—	—	7,012	7,012	—	—	—	$ 121,237
2/9/2012(5)(1)	Cash Accelerator	—	245,000	245,000	—	—	—	—	—	—	$ —
5/18/2012(6)	Performance-based RSUs	—	—	—	9,166	27,500	27,500	—	—	—	$ 430,100
5/18/2012(7)	Restricted Stock Units	—	—	—	—	—	—	22,500	—	—	$ 351,900

(1) "Threshold," "Target," and "Maximum" columns in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" and "Estimated Future Payouts Under Equity Incentive Plan Awards" columns for awards granted in February 2012 represent amounts payable under our 2012 annual target bonus program. Threshold achievement results in no bonus payout, while Target and Maximum achievement results in 100% bonus payout, with pro rata payouts for achievement between these Threshold and Target levels.

(2) Grant Date Fair Value of Stock and Option Awards represents the grant date fair value of the applicable award calculated in accordance with ASC 718. See Note 12 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2012 regarding assumptions underlying the valuation of equity awards.

(3) These RSUs vest based on achievement of 2012 revenue targets with pro rata vesting between the threshold of $620 million (0% vesting) and the target of $686 million (100% vesting). The Compensation Committee certified on February 22, 2013 that these RSUs were 71.3% vested on that date based on actual 2012 revenue for purposes of the bonus program of $667.1 million.

(4) These RSUs vest based on achievement of 2012 non-GAAP operating income targets with pro rata vesting between the threshold of $80 million (0% vesting) and the target of $90 million (100% vesting). The Compensation Committee certified on February 22, 2013 that these RSUs were 58.1% vested on that date based on actual 2012 non-GAAP operating income for purposes of the bonus program of $85.8 million. As described in more detail in the Compensation Discussion and Analysis, "non-GAAP operating income" is defined as operating income determined in accordance with GAAP, adjusted to remove the impact of certain expenses.

(5) The cash accelerator is payable based on a weighting of 50% toward achievement of 2012 revenue targets with pro rata vesting between the threshold of $686 million (0% vesting) and the target of $750 million (100% vesting) and 50% toward achievement of 2012 non-GAAP operating income targets with pro rata vesting between the threshold of $90 million (0% vesting) and the target of $125 million (100% vesting). The cash accelerator did not vest on December 31, 2012, based on the actual 2012 revenue and non-GAAP operating income levels noted above.

(6) These RSUs will vest by one-third upon achieving $680 million in revenue and $82 million in non-GAAP operating income during any four consecutive quarters between the first quarter of 2012 and the second quarter of 2013. These RSUs vest by an additional one-third upon achieving $725 million in revenue and $87 million in non-GAAP operating income during any four consecutive quarters between the first quarter of 2012 and the second quarter of 2014. These RSUs vest by an additional one-third upon achieving $769 million in revenue and $92 million in non-GAAP operating income during any four consecutive quarters between the first quarter of 2012 and the second quarter of 2015.

(7) Each RSU award vests with respect to one-third of the units on the first, second, and third anniversaries of the date of grant.

Description of Plan-Based Awards

Equity Incentive Plan Awards. Each of the equity incentive awards reported in the above table was granted under, and is subject to, the terms of the Company's 2009 Equity Incentive Award Plan (the "2009 Plan"). The 2009 Plan is administered by the Compensation Committee. The Compensation Committee has authority to interpret the plan provisions and make all required determinations under the 2009 Plan. Awards granted under the 2009 Plan are generally only transferable to a beneficiary of a named executive officer upon his death or, in certain cases, to family members for tax or estate planning purposes.

Under the terms of the 2009 Plan, if there is a change in control of the Company, each named executive officer's outstanding awards granted under the plan will generally become fully vested and exercisable, in the case of options, unless the Compensation Committee provides for the substitution, assumption, exchange, or other continuation of the outstanding awards. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control or they will be cancelled in exchange for the right to receive a cash payment in connection with the change in control transaction.

In addition, each named executive officer may be entitled to accelerated vesting of his outstanding equity-based awards upon certain terminations of employment with the Company and/or a change in control of the Company. The terms of this accelerated vesting are described in the "Potential Payments upon Termination or Change in Control" section below.

Restricted Stock Units (RSUs). Grants of time-based RSUs made in 2012 to the named executive officers are reported in the table above under the heading "All Other Stock Awards: Number of Shares of Stock or Units." The vesting requirements applicable to each award granted to the named executive officers in 2012 are described in the footnotes to the table above and in the "Long-Term Equity Incentive Program" section of the Compensation Discussion and Analysis. RSUs are payable on vesting in an equal number of shares of the Company's common stock. The named executive officers do not have the right to vote or dispose of the RSUs and do not have any dividend rights with respect to the RSUs.

Performance Awards under Bonus Program. As described above, the named executive officers' 2012 bonus opportunities were granted in the form of RSU awards, supplemented by a cash accelerator, under our annual bonus program. These awards were granted in February 2012 and are reported in the table above under the headings "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" and "Estimated Future Payouts Under Equity Incentive Plan Awards." The material terms of these awards reported in the above table are described in the Compensation Discussion and Analysis section above under the heading "Short-Term Incentive Compensation."

Other Performance Awards. As described above, the named executive officers were granted performance awards in the form of RSU awards, which vest based on long-term revenue and non-GAAP operating income targets. These awards were granted in May 2012 and are reported in the table above under the heading "Estimated Future Payouts Under Equity Incentive Plan Awards." The material terms of these awards reported in the above table are described in the Compensation Discussion and Analysis section above under the heading "Long-Term Equity Incentive Program."

Outstanding Equity Awards at 2012 Fiscal Year-End

Certain information with respect to unexercised options and unvested stock awards granted to named executive officers as of December 31, 2012 is as follows:

		Option Awards					Stock Awards			
Name (a)	Grant Date	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: Number of securities underlying unexercised options (#) (d)	Option exercise price per share ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#) (g)	Market value of shares or units of stock that have not vested ($) (h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (j)
Guy Gecht	2/26/2008(2)	350,000	—	—	$15.88	2/26/2015	—	—	—	—
	8/28/2009(4)	43,707	—	43,707	$10.77	8/28/2016	—	—	—	—
	8/28/2009(5)	3,885	—	3,885	$10.77	8/28/2016	—	—	—	—
	8/28/2009(6)	110,722	5,828	—	$10.77	8/28/2016	—	—	—	—
	8/20/2010(6)	84,500	45,500	—	$11.40	8/20/2017	—	—	—	—
	8/20/2010(1)	—	—	—	—	—	40,000	$ 759,600	—	—
	8/15/2011(9)	—	—	—	—	—	—	—	23,833	$452,589
	8/15/2011(1)	—	—	—	—	—	39,000	$ 740,610	—	—
	2/9/2012(7)	—	—	—	—	—	18,631	$ 353,803	—	—
	2/9/2012(8)	—	—	—	—	—	18,631	$ 353,803	—	—
	5/18/2012(10)	—	—	—	—	—	—	—	26,583	$504,811
	5/18/2012(1)	—	—	—	—	—	65,250	$1,239,098	—	—
Vincent Pilette	1/5/2011(3)	—	—	—	—	—	—	—	31,000	$588,690
	1/5/2011(1)	—	—	—	—	—	40,000	$ 759,600	—	—
	8/15/2011(9)	—	—	—	—	—	—	—	8,250	$156,668
	8/15/2011(1)	—	—	—	—	—	13,500	$ 256,365	—	—
	2/9/2012(7)	—	—	—	—	—	7,012	$ 133,158	—	—
	2/9/2012(8)	—	—	—	—	—	7,012	$ 133,158	—	—
	5/18/2012(10)	—	—	—	—	—	—	—	9,166	$174,062
	5/18/2012(1)	—	—	—	—	—	22,500	$ 427,275	—	—

(1) Each RSU award vests with respect to one-third of the RSUs on the first, second, and third anniversary of the date of grant.

(2) Each option vests with respect to 33% of the shares subject thereto on the first anniversary of the date of grant and then at a rate of 2.23% of the total number of shares subject to the option per month over the next thirty months.

(3) These RSUs vest with respect to 28,000, 31,000, and 31,000 shares when the average closing stock price over a period of 20 consecutive trading days equals or exceeds $17.65, $21.17, and $24.70, respectively. The threshold performance goal requiring that an average stock price of $17.65 be realized for 20 consecutive trading days was achieved on January 10, 2011, resulting in the vesting of 28,000 shares. The number of securities underlying unvested RSUs shown in column (i) above is based on achieving the next performance level, which requires that an average stock price of $21.17 is realized for 20 consecutive trading days. The $21.17 average stock price was realized subsequent to year end for 20 consecutive trading days ending on February 7, 2013.

(4) The option vests with respect to 25% of the shares subject thereto when the average closing stock price over a period of 20 consecutive trading days equals or exceeds $16.16, $18.85, $21.54, and $24.23, respectively. The threshold performance goal requiring that an average stock price of $16.16 be realized for 20 consecutive trading days was achieved on April 27, 2011, resulting in the vesting of 43,707 shares. The number of securities underlying unexercised options shown in column (d) above is based on achieving the next performance level after December 31, 2012, which requires that an average stock price of $18.85 be realized for 20 consecutive trading days. The $18.85 and $21.54 average stock prices were realized after the end of 2012 for 20 consecutive trading days ending on January 14, 2013 and February 11, 2013, respectively, and the corresponding portions of the option vested on those dates.

(5) The option vests with respect to 20% of the shares subject thereto when non-GAAP return on equity for the year then ended exceeds non-GAAP return on equity for the year ended December 31, 2008 by 2, 4, 6, 8, and 10 percentage points, respectively. Non-GAAP return on equity is defined as non-GAAP net income divided by stockholders' equity. Non-GAAP net income is defined as net income determined in accordance with GAAP, adjusted to remove the impact of certain expenses, and the tax effects of these adjustments. The threshold performance goal requiring that non-GAAP return on equity exceed non-GAAP return on equity for the year ended December 31, 2008 by 2 percentage points was achieved on December 31, 2011, and certified by the Compensation Committee on February 9, 2012, resulting in the vesting of 3,885 shares. The number of securities underlying unexercised options shown in column (d) above is based on achieving the next performance level, which requires that non-GAAP return on equity exceed non-GAAP return on equity for the year ended December 31, 2008 by four percentage points.

(6) Each option vests with respect to 25% of the shares subject thereto on the first anniversary of the date of grant and then at a rate of 2.5% of the total number of shares subject to the option per month over the next thirty months.

(7) These RSUs vest based on achievement of 2012 revenue targets with pro rata vesting between the threshold of $620 million (0% vesting) and the target of $686 million (100% vesting). The Compensation Committee certified on February 22, 2013 that these RSUs were 71.3% vested on that date based on actual 2012 revenue for purposes of the bonus program of $667.1 million.
(8) These RSUs vest based on achievement of 2012 non-GAAP operating income targets with pro rata vesting between the threshold of $80 million (0% vesting) and the target of $90 million (100% vesting). The Compensation Committee certified on February 22, 2013 that these RSUs were 58.1% vested on that date based on actual 2012 non-GAAP operating income of $85.8 million. As used in these compensation tables and described in more detail in the Compensation Discussion and Analysis, "non-GAAP operating income" is defined as operating for purposes of the bonus program income determined in accordance with GAAP, adjusted to remove the impact of certain expenses.
(9) These RSUs vested by one-third upon, as certified by the Compensation Committee on May 23, 2012, achieving 21% revenue growth and 12% non-GAAP operating income growth during four consecutive quarters between the second quarter of 2011 and the first quarter of 2012. These RSUs will vest by an additional one-third upon achieving 30% revenue growth and 13% non-GAAP operating income growth during any four consecutive quarters between the first quarter of 2011 and the second quarter of 2013. These RSUs will vest by an additional one-third upon achieving 40% revenue growth and 15% non-GAAP operating income growth during any four consecutive quarters between the first quarter of 2011 and the second quarter of 2014. The number of securities underlying unvested RSUs shown in column (i) above is based on achieving the next performance level, which requires 30% revenue growth and 13% non-GAAP operating income growth during any four consecutive quarters between the first quarter of 2011 and the second quarter of 2013.
(10) These RSUs will vest by one-third upon achieving $680 million in revenue and $82 million in non-GAAP operating income during any four consecutive quarters between the first quarter of 2012 and the second quarter of 2013. These RSUs vest by an additional one-third upon achieving $725 million in revenue and $87 million in non-GAAP operating income during any four consecutive quarters between the first quarter of 2012 and the second quarter of 2014. These RSUs vest by an additional one-third upon achieving $769 million in revenue and $92 million in non-GAAP operating income during any four consecutive quarters between the first quarter of 2012 and the second quarter of 2015. The number of securities underlying unvested RSUs shown in column (i) above is based on achieving the threshold performance goal, which is $680 million of revenue and $82 million of non-GAAP operating income during any four consecutive quarters between the first quarter of 2012 and the second quarter of 2013.

Option Exercises and Stock Vested in 2012

Options exercised and restricted stock awards vested by the named executive officers during the year ended December 31, 2012 were as follows:

	Option Awards		Stock Awards	
Name (a)	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)(1)	Number of shares acquired on vesting (#)(d)	Value realized on vesting ($)(e)(2)
Guy Gecht	197,639	$49,410	152,691	$2,438,557
Vincent Pilette	—	—	51,355	795,060

(1) The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares to which the exercise of the option related by (ii) the difference between the per-share price of our common stock on the date of exercise and the exercise price of the options.
(2) The dollar amounts shown in Column (e) for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share price of our common stock on the vesting date.

Pension Benefits

The Company does not provide Pension Benefits to its employees.

Nonqualified Deferred Compensation

The Company historically has not provided nonqualified deferred compensation to its employees.

Employment Agreements

The Company has entered into employment agreements with each of its named executive officers. The employment agreement for Mr. Gecht was effective as of August 1, 2006, has an initial term of three years, and automatically renews for additional one year periods unless terminated by either party upon sixty days written notice prior to the expiration of the agreement. The employment agreement for Mr. Pilette was effective as of January 1, 2011. Each named executive officer's employment with the Company is at-will and either party may terminate the employment relationship at any time for any reason with or without cause and with or without notice.

Each employment agreement provides, among other things, that:

- the named executive officer shall be provided with a base salary and will be eligible for bonuses under the annual management bonus program as approved by the Compensation Committee;
- the named executive officer is eligible to receive stock options and other equity awards based on the named executive officer's performance;
- in the event that the Company terminates the named executive officer's employment without cause or the named executive officer voluntarily terminates his employment for good reason, the named executive officer is eligible for severance benefits consisting of salary continuation, a pro-rata bonus, employer subsidized health benefit continuation under COBRA, and outplacement services;
- if the named executive officer becomes entitled to receive severance and except as otherwise provided in the award document, the vesting of the named executive officer's outstanding and unvested stock options and other equity awards shall be either partially or fully accelerated, performance conditions waived, and the post-termination exercise period for stock options shall be extended;
- in the case of Mr. Gecht, if he is required to pay tax penalties under Section 409A of the Internal Revenue Code in connection with his receipt of severance benefits, the Company shall pay him a gross up payment to hold him harmless, on an after-tax basis, for any such penalties; and
- the named executive officer is subject to a non-solicitation covenant during his employment and for one year following termination of employment.

For more information on the severance provisions of these employment agreements, please see the severance tables and related footnotes in the section below.

Potential Payments upon Termination or Change of Control

Potential payments that may be made to the Company's named executive officers upon a termination of employment or a change of control, pursuant to their employment agreements or otherwise, are set forth below.

Quantitative severance benefits that would be provided to each of the Company's named executive officers employed by the Company on December 31, 2012 are estimated below. These estimates of quantitative benefits assume that the termination of employment and/or change in control triggering payment of these benefits occurred on the last business day of 2012, with benefits being valued using the closing sales price of the Company's common stock on such date ($18.99). Receipt of these benefits is subject to the Company's receipt of an executed separation agreement and full release of all claims from the named executive officer. The executive's actual benefits upon a termination or change of control may be different from those described below if such event were to occur on any other date or at any other price, or if any assumption is not factually correct.

Name	Lump sum severance payment (1)	Outplacement benefits (2)	Continued health care coverage benefits (3)	Value of accelerated vesting of stock options and restricted stock units (4)	Total
Guy Gecht	$1,697,792	$35,000	$28,150	$1,584,951	$3,345,893
Vincent Pilette	697,277	35,000	10,252	799,163	1,541,692

(1) The amount shown is the lump sum severance payment that consists of 24 months of base salary for Mr. Gecht and 18 months for Mr. Pilette, plus an amount equal to the value of the bonus (including, as applicable, the vesting of any equity awards and/or the payment of any cash bonus opportunity awarded under the bonus program) that the named executive officer would have earned in 2012 based upon the level of performance targets applicable to the bonus that were actually attained for 2012. If the named executive officer is terminated during the year by the Company without cause or by the executive for good reason, the bonus is prorated for the portion of the year that the named executive officer was with the Company.

(2) Messrs. Gecht and Pilette would be entitled to outplacement services up to a maximum of $35,000.
(3) Messrs. Gecht and Pilette would be entitled to premium reimbursement for health insurance coverage under Part 6 of Title I of ERISA (COBRA) for up to 18 months.
(4) Other than RSU awards related to the 2012 executive bonus program, which would be treated as described above in Note 1, Messrs. Gecht and Pilette would be entitled to accelerated vesting of options and RSUs with respect to that number of shares that would otherwise have vested during the six month period following the termination date without giving any consideration to performance conditions. For options and RSUs that vest on an annual basis, credit is given as if the vesting accrued monthly. Awards that are subject to performance requirements may vest to the extent the performance conditions are met within a specified period after the termination. The value of the accelerated options and RSUs is calculated based on the Company's closing stock price at December 31, 2012 of $18.99 per share, less the exercise price with respect to accelerated options. The number of stock options and RSUs subject to acceleration for each named executive officer if a termination by the Company without cause or by the named executive officer for good reason had occurred on December 31, 2012, were as follows:

Name	Stock Options (#)	Restricted Stock Units (#)
Guy Gecht	25,328	73,146
Vincent Pilette	—	42,083

The table below sets forth potential payments to the company's named executive officers upon termination without cause by the Company or upon termination for good reason by the named executive officers, in either case within 24 months following a change of control, as follows:

Name	Lump sum severance payment (1)	Outplacement benefits (2)	Continued health care coverage benefits (3)	Value of accelerated vesting of stock options and restricted stock units (4)	Total
Guy Gecht	$3,218,641	$35,000	$28,150	$6,757,717	$10,039,508
Vincent Pilette	1,211,317	35,000	10,252	3,456,180	4,712,748

(1) The amount shown is the lump sum severance payment that consists of 36 months of base salary for Mr. Gecht and 24 months for Mr. Pilette, plus an amount equal to the value of the bonus (including, as applicable, the vesting of any equity awards and/or the payment of any cash bonus opportunity awarded under the bonus program) that the named executive officer would have earned in 2012 assuming that 100% of any performance targets applicable to the bonus were attained.
(2) Messrs. Gecht and Pilette would be entitled to outplacement services up to a maximum of $35,000.
(3) Messrs. Gecht and Pilette would be entitled to premium reimbursement for health insurance coverage under Part 6 of Title I of ERISA (COBRA) for up to 18 months.
(4) Messrs. Gecht and Pilette would be entitled to accelerated vesting on 100% of all unvested options and RSUs as of their termination date without giving consideration to performance conditions, if any. The value of the accelerated options and RSUs is calculated based on the Company's closing stock price at December 31, 2012 of $18.99 per share, less the exercise price with respect to accelerated options. The number of stock options and RSUs subject to acceleration for each named executive officer if a termination by the Company without cause or by the executive for good reason had occurred on December 31, 2012 (assuming such termination was within 24 months after a change of control) are as follows:

Name	Stock Options (#)	Restricted Stock Units (#)
Guy Gecht	197,986	308,928
Vincent Pilette	—	196,024

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2012 concerning securities that are authorized under the Company's equity compensation plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 1)
Equity compensation plans approved by stockholders	3,881,672	$14.19(1)	1,829,494(2)
Equity compensation plans not approved by stockholders	—	—	—
Total	3,881,672	$14.19	1,829,494

(1) Calculated without taking into account 2,345,519 shares of RSUs that will become issuable as those units vest, without any cash consideration or other payment required for such shares.
(2) Includes 832,546 shares available under the 2009 Plan and 996,948 shares available under the ESPP.

Compensation Risk Assessment

The Company does not believe that its compensation programs encourage unnecessary risk-taking that could have a material adverse effect on the Company as a whole. In 2012, the Compensation Committee, with the assistance of Mercer, has reviewed the elements of (i) the Company's compensation programs and practices for all employees and (ii) of executive compensation for fiscal year 2012 to determine whether any portion of the program encouraged excessive risk taking. Following that review, the Compensation Committee does not believe that the Company's compensation programs and practices applicable to employees create risks that are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee also believes that the mix and design of the elements of our executive compensation program do not encourage management to take excessive risks, based on the following factors:

- Compensation is allocated among base salaries and short and long-term compensation so that excessive risk taking is not encouraged. Base salaries are fixed to provide executives with a stable cash income, which allows them to focus on the Company's issues and objectives as a whole. Short and long-term compensation are designed to both reward them for the Company's overall performance and align the named executive officers' interest with those of our stockholders;

- Our annual bonus program is intended to balance risk and encourage our named executive officers to focus on specific short-term goals important to our success. While our annual bonus program is based on achievement of annual goals, and annual goals could encourage the taking of short-term risks at the expense of long-term results, our named executive officers' annual bonus awards are determined based on a combination of objective corporate performance criteria as described above. In addition, threshold and target levels of performance, payouts at multiple levels of performance, and evaluation of performance based on objective measures are intended to assist in mitigating excessive risk taking. Finally, the awards payable under our annual bonus program are subject to a maximum number of shares with respect to the RSU portion of the award and a maximum cash payout with respect to the cash portion of the award, which limit the overall payout potential;

- Awards to our named executive officers under our annual bonus program for fiscal year 2012 for their on-target bonus amounts were made in the form of performance-based RSU awards that help further align named executive officers' interests with those of our stockholders because the ultimate value of the awards is tied to the Company's stock price. The performance measures used to determine the payment of awards to our named executive officers are Company-wide measures only, as opposed to measures linked to the performance of a particular business segment. Applying Company-wide performance measures is designed to encourage our named executive officers to make decisions that are in the best long-term interests of the Company and our stockholders;

- Awards to our named executive officers under our long-term equity incentive program in 2012 consisted of 55% performance-based RSUs and 45% time-based RSUs. The value of RSUs is tied directly to our stock price to help further align our executives' interests with those of our stockholders. As with the performance-based RSUs granted under our annual bonus program, the performance awards granted under our long-term equity program vest based on the achievement of Company-wide performance measures in addition to continued employment requirements and are intended to both provide a retention incentive and enhance executives' focus on specific financial goals considered important to the Company's long-term growth. Because these time-based and performance-based awards will generally remain outstanding for a period of years, they help ensure that executives always have significant value tied to delivering long-term stockholder value.
- As of April 8, 2013, Mr. Gecht owns approximately 1.4% of the Company's outstanding common stock which significantly aligns his interests with the stockholders' interests.

AUDIT COMMITTEE REPORT

As more fully described in its Charter, the Audit Committee oversees the accounting and financial reporting processes of the Company and audits of the financial statements of the Company and assists the Board of Directors in oversight and monitoring of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and the Company's systems of internal controls.


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In the performance of its oversight function, the Audit Committee has reviewed the Company's audited financial statements for the fiscal year ended December 31, 2012, included in the Company's Annual Report on Form 10-K for that year.

The Audit Committee has reviewed and discussed these audited financial statements and overall financial reporting process, including the Company's system of internal controls, with management of the Company.

The Audit Committee has discussed with the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380) as amended, as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, which includes, among other items, matters related to the conduct of the audit of the Company's financial statements.

The Audit Committee has received the written disclosures and the letter from PwC required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," as amended, and has discussed with PwC the independence of PwC from the Company.

Based on the review and discussions referred to above in this Report, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

AUDIT COMMITTEE

Eric Brown
Richard A. Kashnow
Thomas Georgens

NO INCORPORATION BY REFERENCE

In the Company's filings with the SEC, information is sometimes "incorporated by reference." This means that the Company is referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC regulations, the "Audit Committee Report" and the "Compensation Committee Report" contained in this Proxy Statement specifically are not incorporated by reference into any other filings with the SEC and shall not be deemed to be "Soliciting Material." In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

OTHER MATTERS

The Company knows of no other matters to be submitted at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors

/s/ BRYAN KO

Bryan Ko
Secretary

Dated: April 18, 2013

APPENDIX A

ELECTRONICS FOR IMAGING, INC.
2009 EQUITY INCENTIVE AWARD PLAN

ARTICLE 1.

PURPOSE


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The purpose of the Electronics for Imaging, Inc. 2009 Equity Incentive Award Plan, as amended and restated (the "Plan"), is to promote the success and enhance the value of Electronics for Imaging, Inc. (the "Company") by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Share award, a Performance Stock Unit award, a Dividend Equivalents award, a Stock Payment award, a Deferred Stock award, a Restricted Stock Unit award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

2.2 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.3 "Board" means the Board of Directors of the Company.

2.4 "Change in Control" means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.4(a) or Section 2.4(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; *provided, however,* that no person or group shall be treated for purposes of this Section 2.4(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's stockholders approve a liquidation or dissolution of the Company.

The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.5 "Code" means the Internal Revenue Code of 1986, as amended.

2.6 "Committee" means the committee of the Board described in Article 12.

2.7 "Consultant" means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or any Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person.

2.8 "Covered Employee" means an Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

2.9 "Deferred Stock" means a right to receive a specified number of shares of Stock during specified time periods pursuant to Section 8.5.

2.10 "Director" means a member of the Board, or as applicable, a member of the board of directors of a Subsidiary.

2.11 "Disability" means that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time.

2.12 "Dividend Equivalents" means a right granted to a Participant pursuant to Section 8.3 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.13 "Effective Date" shall have the meaning set forth in Section 13.1.

2.14 "Eligible Individual" means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.

2.15 "Employee" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

2.16 "Equity Restructuring" shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Awards.


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2.17 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.18 "Fair Market Value" means, as of any given date, (a) if Stock is traded on any established stock exchange, the closing price of a share of Stock as reported in the Wall Street Journal (or such other source as the Company may deem reliable for such purposes) for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred; or (b) if Stock is not traded on an exchange but is quoted on a national market or other quotation system, the last sales price on such date, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (c) if Stock is not publicly traded, the fair market value established by the Committee acting in good faith (understanding that if an Option or Stock Appreciation Right is intended by the Committee to be exempt from Section 409A of the Code, the fair market value shall be established using a method that complies with Section 409A of the Code and the Department of Treasury regulations and other guidance promulgated thereunder).

2.19 "Full Value Award" means any Award other than an Option or Stock Appreciation Right.

2.20 "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.21 "Independent Director" means a Director who is not an Employee.

2.22 "Non-Employee Director" means a Director who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) under the Exchange Act, or any successor rule.

2.23 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.24 "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.25 "Participant" means any Eligible Individual who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.26 "Performance-Based Award" means an Award granted to selected Covered Employees pursuant to Article 6 or 8, but which is subject to the terms and conditions set forth in Article 9, or a cash bonus Award which is subject to the terms and conditions set forth in Article 9. All Performance-Based Awards are intended to qualify as Qualified Performance-Based Compensation.

2.27 "Performance Criteria" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, operating income, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of Stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.28 "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.29 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.30 "Performance Share" means a right granted to a Participant pursuant to Section 8.1, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.31 "Performance Stock Unit" means a right granted to a Participant pursuant to Section 8.2, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.32 "Plan" means this Electronics for Imaging, Inc. 2009 Equity Incentive Award Plan, as it may be amended from time to time.

2.33 "Qualified Performance-Based Compensation" means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

2.34 "Restricted Stock" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.35 "Restricted Stock Unit" means an Award granted pursuant to Section 8.6.

2.36 "Securities Act" shall mean the Securities Act of 1933, as amended.

2.37 "Stock" means the common stock of the Company and such other securities of the Company that may be substituted for Stock pursuant to Article 11.

2.38 "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.39 "Stock Payment" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.4.

2.40 "Subsidiary" means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan is eleven million six hundred thousand (11,600,000). No more than eleven million six hundred thousand (11,600,000) shares of Stock may be issued upon the exercise of Incentive Stock Options.

(b) To the extent that an Award terminates, expires, or lapses for any reason, any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Additionally, any shares of Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to this Plan. Any Awards that are settled in cash (including the payment of Dividend Equivalents in cash in conjunction with any outstanding Awards) shall not be counted against the shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no shares of Common Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

3.2 Stock Distributed. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3 Limitation on Number of Shares Subject to Awards. The sub-limits set forth in this Section 3.3 shall apply notwithstanding any provision in the Plan to the contrary and subject to Article 11. The maximum number of shares of Stock with respect to all Awards that may be granted to any one Employee shall be (i) two million (2,000,000) as to Awards granted to an Employee during the fiscal year of the Company in which the Employee is initially employed by the Company or any Subsidiary and (ii) one million (1,000,000) as to Awards granted to an Employee during any subsequent fiscal year of the Company. For avoidance of doubt, the foregoing share limits shall establish the maximum number of shares of Stock that may be subject to all Options and SARs that may be granted under the Plan to any one Employee in any fiscal year of the Company and the maximum number of shares of Stock subject to all Performance-Based Awards (other than Options and SARs) intended to qualify as Qualified Performance-Based Compensation that may be granted under Article 9 to any one Employee in any fiscal year of the Company.

ARTICLE 4.

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3 Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other applicable law.

ARTICLE 5.

STOCK OPTIONS

5.1 General. The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 5.2(d), the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided that the term of any Option granted under the Plan shall not exceed ten years. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation: (i) cash, (ii) shares of Stock held for such period of time as may be required by the Committee in order to avoid adverse accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale). The Committee shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 Incentive Stock Options. Incentive Stock Options shall be granted only to Employees and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the provisions of this Section 5.2.

(a) Expiration. Subject to Section 5.2(c), an Incentive Stock Option shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii) Three months after the Participant's termination of employment as an Employee; and

(iii) One year after the date of the Participant's termination of employment or service on account of Disability or death. Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(b) Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) Ten Percent Owners. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d) Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(e) Right to Exercise. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(f) Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

ARTICLE 6.

RESTRICTED STOCK AWARDS

6.1 Grant of Restricted Stock. The Committee is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement.

6.2 Issuance and Restrictions. Subject to Section 10.6, Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.3 Forfeiture. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; provided, however, that, except as otherwise provided by Section 10.6, the Committee may (a) provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

ARTICLE 7.

STOCK APPRECIATION RIGHTS

7.1 Grant of Stock Appreciation Rights.

(a) A Stock Appreciation Right may be granted to any Eligible Individual selected by the Committee. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement. The Committee shall determine the time or times at which a Stock Appreciation Right may be exercised in whole or in part; provided that the term of any Stock Appreciation Right granted under the Plan shall not exceed ten years.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Stock on the date the Stock Appreciation Right is exercised over (B) a value established by the Committee in the Award Agreement that is not less than the Fair Market Value of the Stock on the date the Stock Appreciation Right was granted and (ii) the number of shares of Stock with respect to which the Stock Appreciation Right is exercised, subject to any limitations the Committee may impose.

7.2 Payment and Limitations on Exercise.

(a) Subject to Sections 7.2(b) payment of the amounts determined under Sections 7.1(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement.

(b) To the extent any payment under Section 7.1(b) is effected in Stock, it shall be made subject to satisfaction of all applicable provisions of Article 5 above pertaining to Options.

ARTICLE 8.

OTHER TYPES OF AWARDS

8.1 Performance Share Awards. Any Eligible Individual selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee, subject to Section 10.6. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2 Performance Stock Units. Any Eligible Individual selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in unit equivalent of shares of Stock and/or units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee, subject to Section 10.6. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3 Dividend Equivalents. Any Eligible Individual selected by the Committee may be granted Dividend Equivalents. Any such grant may be an independent Award or may be granted in tandem with an Award and based on the dividends declared on the shares of Stock that are subject to the Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee; provided, however that any dividends and/or Dividend Equivalents as to the unvested portion of a Restricted Stock Award that is subject to performance-based vesting requirements or the unvested portion of a Restricted Stock Unit Award that is subject to performance-based vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the Award to which they relate.

8.4 Stock Payments. Any Eligible Individual selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

8.5 Deferred Stock. Any Eligible Individual selected by the Committee may be granted an award of Deferred Stock in the manner determined from time to time by the Committee. The number of shares of Deferred Stock shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee subject to Section 10.6. Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Deferred Stock Award has vested and the Stock underlying the Deferred Stock Award has been issued.

8.6 Restricted Stock Units. The Committee is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate subject to Section 10.6. At the time of grant, the Committee shall specify the payment date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee in accordance with applicable tax laws. On the payment date, the Company shall, subject to Section 10.5(b), transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited.

8.7 Term. Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock or Restricted Stock Units shall be set by the Committee in its discretion.

8.8 Exercise or Purchase Price. The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Stock Units, Deferred Stock, Stock Payments or Restricted Stock Units; provided, however, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

8.9 Exercise upon Termination of Employment or Service. An Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Deferred Stock, Stock Payments and Restricted Stock Units shall only be exercisable or payable while the Participant is an Employee, Consultant or Director, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock or Restricted Stock Units may be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or disability, or otherwise; provided, however, that any such provision with respect to Performance Shares or Performance Stock Units shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

8.10 Form of Payment. Payments with respect to any Awards granted under Article 10.5(b) or this Article 8 shall be made in cash, in Stock, any other form of consideration permitted by law as determined by the Committee (which may include past services rendered to the Company or any of its Subsidiaries) or any combination thereof, as determined by the Committee.

8.11 Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.

ARTICLE 9.

PERFORMANCE-BASED AWARDS

9.1 Purpose. The purpose of this Article 9 is to provide the Committee the ability to qualify Awards (other than Options and SARs) that are granted pursuant to Articles 6 and 8 or that are granted as cash bonus Awards as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8; provided, however, that the Committee may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2 Applicability. This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3 Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code and subject to Section 10.6, with respect to any Award granted under Articles 6 or 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the

Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4 Payment of Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award is paid to be eligible to receive payment of the Award. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved. In determining the amount earned under a Performance-Based Award, the Committee may reduce or eliminate the amount of the Performance-Based Award earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate. In addition, the aggregate amount of compensation to be paid to any one Participant in respect of all Performance-Based Awards payable only in cash and not related to shares of Common Stock and granted to that Participant in any one calendar year shall not exceed $5,000,000.


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9.5 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10.

PROVISIONS APPLICABLE TO AWARDS

10.1 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.2 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

10.3 Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the Committee (or the Board in the case of Awards granted to Independent Directors). The Committee by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Stock Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a "blind trust" in connection with the Participant's termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities.

10.4 Beneficiaries. Notwithstanding Section 10.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

10.5 Stock Certificates; Book Entry Procedures.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.6 Full Value Award Vesting Limitations. Notwithstanding any other provision of this Plan to the contrary, Full Value Awards made to Employees or Consultants shall become vested over a period of not less than three years (or, in the case of vesting based upon the attainment of Performance Goals or other performance-based objectives, over a period of not less than one year) following the date the Award is made; provided, however, that, notwithstanding the foregoing, Full Value Awards that result in the issuance of an aggregate of up to 10% of the shares of Stock available pursuant to Section 3.1(a) may be granted to any one or more Participants without respect to such minimum vesting provisions.

10.7 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

ARTICLE 11.

CHANGES IN CAPITAL STRUCTURE

11.1 Adjustments.

(a) In the event of any combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock other than an Equity Restructuring, the Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.


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(b) In the event of any transaction or event described in Section 11.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.2 the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be equitably adjusted. The adjustments provided under this Section 11.1(c)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) The Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3).

11.2 Possible Acceleration Upon a Change in Control. Notwithstanding Section 11.1, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant's Awards are not converted, assumed, or replaced by a successor entity, then at least ten days prior to the Change in Control such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect.

11.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

ARTICLE 12.

ADMINISTRATION

12.1 Committee. Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the full Board, and for such purposes the term "Committee" as used in this Plan shall be deemed to refer to the Board. The Board, at its discretion or as otherwise necessary to comply with the requirements of Section 162(m) of the Code, Rule 16b-3 promulgated under the Exchange Act or to the extent required by any other applicable rule or regulation, may delegate administration of the Plan to a Committee consisting of two or more members of the Board. Unless otherwise determined by the Board, the Committee shall consist solely of two or more members of the Board each of whom is an "outside director," within the meaning of Section 162(m) of the Code, a Non-Employee Director and an "independent director" under the rules of the Nasdaq Global Select Market (or other principal securities market on which shares of Stock are traded); provided that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "Committee" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. In its sole discretion, the

Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

12.2 Action by the Committee. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.


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12.3 Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

12.4 Decisions Binding. The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

12.5 Delegation of Authority. To the extent permitted by applicable law, the Board may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) Employees who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board specifies at the time of such delegation, and the Board may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Board.

ARTICLE 13.

EFFECTIVE AND EXPIRATION DATE

13.1 Effective Date. The Plan is effective as of the date the Plan is approved by the Company's stockholders (the "Effective Date"). The Plan will be deemed to be approved by the stockholders if it is approved either:

(a) By a majority of the votes cast at a duly held stockholders meeting at which a quorum representing a representing a majority of outstanding voting stock is, either in person or by proxy, present and voting on the plan; or

(b) By a method and in a degree that would be treated as adequate under Delaware law in the case of an action requiring stockholder approval.

13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date, except that no Incentive Stock Options may be granted under the Plan after the earlier of the tenth anniversary of (a) the date the Plan is approved by the Board or (b) the Effective Date, provided that the term of the Plan may be extended with the approval of the Board and the Company's stockholders. Any Awards that are outstanding on the expiration of the Plan shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14.

AMENDMENT, MODIFICATION, AND TERMINATION

14.1 Amendment, Modification, and Termination. Subject to Section 15.14, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval shall be required for any amendment to the Plan that (i) increases the number of shares available under the Plan (other than any adjustment as provided by Article 11), (ii) permits the Committee to grant Options with an exercise price that is below Fair Market Value on the date of grant, or (iii) permits the Committee to extend the exercise period for an Option beyond ten years from the date of grant. Notwithstanding any provision in this Plan to the contrary, absent approval of the stockholders of the Company, no Option may be amended to reduce the per share exercise price of the shares subject to such Option below the per share exercise price as of the date the Option is granted and, except as permitted by Article 11, no Option may be granted in exchange for, or in connection with, the cancellation or surrender of an Option having a higher per share exercise price.

14.2 Awards Previously Granted. Except with respect to amendments made pursuant to Section 15.14, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15.

GENERAL PROVISIONS

15.1 No Rights to Awards. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

15.2 No Stockholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

15.3 Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold from a Participant's compensation or any other amount payable to the Participant, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement require that, or allow a Participant to elect to have, the Company withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

15.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

15.5 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.7 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.8 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries. Unless otherwise determined by the Committee, the expenses of exercising an Award or purchasing or trading the underlying shares of Stock of an Award and any similar expenses shall be borne solely by the Participant.

15.9 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.10 Fractional Shares. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.11 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.12 Government and Other Regulations. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, as amended, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

15.14 Section 409A. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

15.15 Clawback. The Awards granted under this Plan are subject to the terms of the Company's recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of the Awards or any shares of Stock or other cash or property received with respect to the Awards (including any value received from a disposition of the shares acquired upon exercise or payment of the Awards).

APPENDIX B

ELECTRONICS FOR IMAGING, INC.

AMENDED AND RESTATED

2000 EMPLOYEE STOCK PURCHASE PLAN

Original Effective Date: August 1, 2000

Amended and Restated: March 27, 2013

1. PURPOSE.

(a) The purpose of this Amended and Restated 2000 Employee Stock Purchase Plan (the "Plan") is to provide a means by which employees of Electronics For Imaging, Inc., a Delaware corporation (the "Company"), and its Affiliates, as defined in subparagraph 1(b), which are designated as provided in subparagraph 2(b), may be given an opportunity to purchase stock of the Company. This Plan amends and restates in its entirety the 2000 Employee Stock Purchase Plan, as amended.

(b) The word "Affiliate" as used in the Plan means any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f), respectively, of the Internal Revenue Code of 1986, as amended (the "Code").

(c) The Company, by means of the Plan, seeks to retain the services of its employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of the Company.

(d) The Company intends that the rights to purchase stock of the Company granted under the Plan be considered options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Code.

2. ADMINISTRATION.

(a) The Plan shall be administered by the Board of Directors (the "Board") of the Company unless and until the Board delegates administration to a committee as provided in subparagraph 2(c). Whether or not the Board has delegated administration, the Board shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(b) The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine when and how rights to purchase stock of the Company shall be granted and the provisions of each offering of such rights (which need not be identical).

(ii) To designate from time to time which Affiliates of the Company shall be eligible to participate in the Plan.

(iii) To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iv) To amend the Plan as provided in paragraph 13.

(v) Generally, to exercise such powers and to perform such acts as the Board or the Committee deems necessary or expedient to promote the best interests of the Company and its Affiliates and to carry out the intent that the Plan be treated as an "employee stock purchase plan" within the meaning of Section 423 of the Code.

(c) The Board may delegate administration of the Plan to a committee composed of not fewer than two (2) members of the Board (the "Committee"). If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(d) Notwithstanding anything else contained in the Plan to the contrary, the Board or the Committee may also adopt rules, procedures, separate offerings or sub-plans applicable to particular Affiliates or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code and need not comply with the otherwise applicable provisions of the Plan.

3. SHARES SUBJECT TO THE PLAN.

(a) Subject to the provisions of paragraph 12 relating to adjustments upon changes in stock, the aggregate number of shares of the Company's common stock (the "Common Stock") reserved for issuance under the Plan shall be eight million one hundred fifty-four thousand five hundred nine (8,154,509).

(b) The stock subject to the Plan may be unissued, or reacquired, shares of Common Stock, bought on the market or otherwise.

4. GRANT OF RIGHTS; OFFERING.

(a) The Board or the Committee may from time to time grant or provide for the grant of rights to purchase Common Stock of the Company under the Plan to eligible employees (an "Offering") on a date or dates (the "Offering Date(s)") selected by the Board or the Committee. Each Offering shall be in such form and shall contain such terms and conditions as the Board or the Committee shall deem appropriate, which shall comply with the requirements of Section 423(b)(5) of the Code that all employees granted rights to purchase stock under the Plan shall have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering shall include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering shall be effective, which period shall not exceed twenty-seven (27) months beginning with the Offering Date, and the substance of the provisions contained in paragraphs 5 through 8, inclusive.

(b) If an employee has more than one right outstanding under the Plan, unless he or she otherwise indicates in agreements or notices delivered hereunder: (1) each agreement or notice delivered by that employee will be deemed to apply to all of his or her rights under the Plan, and (2) a right with a lower exercise price (or an earlier-granted right, if two rights have identical exercise prices), will be exercised to the fullest possible extent before a right with a higher exercise price (or a later-granted right, if two rights have identical exercise prices) will be exercised.

5. ELIGIBILITY.

(a) Rights may be granted only to employees of the Company or, as the Board or the Committee may designate as provided in subparagraph 2(b), to employees of any Affiliate of the Company. Except as provided in subparagraph 5(b), an employee of the Company or any Affiliate shall not be eligible to be granted rights under the Plan unless, on the Offering Date, such employee has been in the employ of the Company or any Affiliate for such continuous period preceding such grant as the Board or the Committee may require, but in no event shall the required period of continuous employment be greater than two (2) years. In addition, unless otherwise determined by the Board or the Committee and set forth in the terms of the applicable Offering, no employee of the Company or any Affiliate shall be eligible to be granted rights under the Plan unless, on the Offering Date, such employee's customary employment with the Company or such Affiliate is for more than twenty (20) hours per week and more than five (5) months per calendar year.

(b) The Board or the Committee may provide that each person who, during the course of an Offering, first becomes an eligible employee of the Company or designated Affiliate will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an eligible employee or occurs thereafter, receive a right under that Offering, which right shall thereafter be deemed to be a part of that Offering. Such right shall have the same characteristics as any rights originally granted under that Offering, as described herein, except that:

(i) the date on which such right is granted shall be the "Offering Date" of such right for all purposes, including determination of the exercise price of such right;


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(ii) the period of the Offering with respect to such right shall begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board or the Committee may provide that if such person first becomes an eligible employee within a specified period of time before the end of the Offering, he or she will not receive any right under that Offering.

(c) No employee shall be eligible for the grant of any rights under the Plan if, immediately after any such rights are granted, such employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Affiliate. For purposes of this subparagraph 5(c), the rules of Section 424(d) of the Code shall apply in determining the stock ownership of any employee, and stock which such employee may purchase under all outstanding rights and options shall be treated as stock owned by such employee.

(d) An eligible employee may be granted rights under the Plan only if such rights, together with any other rights granted under "employee stock purchase plans" of the Company and any Affiliates, as specified by Section 423(b)(8) of the Code, do not permit such employee's rights to purchase stock of the Company or any Affiliate to accrue at a rate which exceeds twenty-five thousand dollars ($25,000) of fair market value of such stock (determined at the time such rights are granted) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any designated Affiliate shall be eligible to participate in Offerings under the Plan, provided, however, that the Board or the Committee may provide in an Offering that certain employees who are highly compensated employees within the meaning of Section 423(b)(4)(D) of the Code shall not be eligible to participate.

6. RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each eligible employee, pursuant to an Offering made under the Plan, shall be granted the right to purchase up to the number of shares of Common Stock of the Company purchasable with a percentage designated by the Board or the Committee not exceeding ten percent (10%) of such employee's Earnings (as defined by the Board for each Offering) during the period which begins on the Offering Date (or such later date as the Board or the Committee determines for a particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering. The Board or the Committee shall establish one or more dates during an Offering (each of which is hereinafter referred to as a "Purchase Date") on which rights granted under the Plan shall be exercised and purchases of Common Stock carried out in accordance with such Offering.

(b) In connection with each Offering made under the Plan, the Board or the Committee shall specify a maximum number of shares that may be purchased by any employee and may specify a maximum aggregate number of shares that may be purchased by all eligible employees pursuant to such Offering. In addition, in connection with each Offering that contains more than one Purchase Date, the Board or the Committee may specify a maximum aggregate number of shares which may be purchased by all eligible employees on any given Purchase Date under the Offering. If the aggregate purchase of shares upon exercise of rights granted under the

Offering would exceed any such maximum aggregate number, the Board or the Committee shall make a pro rata allocation of the shares available in as nearly a uniform manner as shall be practicable and as it shall deem to be equitable.

(c) The purchase price of stock acquired pursuant to rights granted under the Plan shall be not less than the lesser of:

(i) an amount equal to eighty-five percent (85%) of the fair market value of the stock on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the fair market value of the stock on the Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An eligible employee may become a participant in the Plan pursuant to an Offering by delivering a participation agreement to the Company within the time specified in the Offering, in such form as the Company provides. Each such agreement shall authorize payroll deductions of up to the maximum percentage specified by the Board or the Committee of such employee's Earnings (as defined by the Board for each Offering) during the Offering. The payroll deductions made for each participant shall be credited to an account for such participant under the Plan and shall be deposited with the general funds of the Company. A participant may reduce (including to zero) or increase such payroll deductions, and an eligible employee may begin such payroll deductions, after the beginning of any Offering only as provided for in the Offering. A participant may make additional payments into his or her account only if specifically provided for in the Offering and only if the participant has not had the maximum amount withheld during the Offering.

(b) At any time during an Offering, a participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the Company provides. Such withdrawal may be elected at any time prior to the end of the Offering except as provided by the Board or the Committee in the Offering. Upon such withdrawal from the Offering by a participant, the Company shall distribute to such participant all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire stock for the participant) under the Offering, without interest, and such participant's right to acquire Common Stock under that Offering shall be automatically terminated. A participant's withdrawal from an Offering will have no effect upon such participant's eligibility to participate in any other Offerings under the Plan but such participant will be required to deliver a new participation agreement in order to participate in subsequent Offerings under the Plan.

(c) Rights granted pursuant to any Offering under the Plan shall terminate immediately upon cessation of a participant's employment with the Company and any designated Affiliate, for any reason, and the Company shall distribute to such terminated employee all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire stock for the terminated employee), under the Offering, without interest.

(d) Rights granted under the Plan shall not be transferable by a participant other than by will or the laws of descent and distribution, or by a beneficiary designation as provided in paragraph 14, and during a participant's lifetime, shall be exercisable only by such participant.

8. EXERCISE.

(a) On each Purchase Date specified in the relevant Offering, each participant's accumulated payroll deductions and any other additional payments specifically provided for in the Offering (without any increase for interest) will be applied to the purchase of whole shares of stock of the Company, up to the maximum number of shares permitted pursuant to the terms of the Plan and the applicable Offering, at the purchase price specified in the Offering. Unless otherwise provided for in the applicable Offering, no fractional shares shall be issued upon the exercise of rights granted under the Plan. The amount, if any, of accumulated payroll deductions remaining in each participant's account after the purchase of shares which is less than the amount required to purchase one share of stock on the final Purchase Date of an Offering shall be held in each such participant's account for the purchase of shares under the next Offering under the Plan, unless such participant withdraws from such next Offering, as provided in subparagraph 7(b), or is no longer eligible to be granted rights under the Plan, as provided in paragraph 5, in which case such amount shall be distributed to the participant after such final Purchase Date, without interest. The amount, if any, of accumulated payroll deductions remaining in any participant's account after the purchase of shares which is equal to the amount required to purchase whole shares of Common Stock on the final Purchase Date of an Offering shall be distributed in full to the participant after such Purchase Date, without interest.


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(b) No rights granted under the Plan may be exercised to any extent unless the shares to be issued upon such exercise under the Plan (including rights granted thereunder) are covered by an effective registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the Plan is in material compliance with all applicable state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date in any Offering hereunder the Plan is not so registered or in such compliance, no rights granted under the Plan or any Offering shall be exercised on such Purchase Date, and the Purchase Date shall be delayed until the Plan is subject to such an effective registration statement and such compliance, except that the Purchase Date shall not be delayed more than twelve (12) months and the Purchase Date shall in no event be more than twenty-seven (27) months from the Offering Date. If on the Purchase Date of any Offering hereunder, as delayed to the maximum extent permissible, the Plan is not registered and in such compliance, no rights granted under the Plan or any Offering shall be exercised then all payroll deductions accumulated during the Offering (reduced to the extent, if any, such deductions have been used to acquire stock) shall be distributed to the participants, without interest.

9. COVENANTS OF THE COMPANY.

(a) During the terms of the rights granted under the Plan, the Company shall at all times make reasonable efforts to keep available the number of shares of stock required to satisfy such rights, provided that this section shall not require the Company to take any action that would result in adverse tax, accounting or financial consequences to the Company.

(b) The Company shall seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of stock upon exercise of the rights granted under the Plan. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such rights unless and until such authority is obtained.

10. USE OF PROCEEDS FROM STOCK.

Proceeds from the sale of stock to participants pursuant to rights granted under the Plan shall constitute general funds of the Company.

11. RIGHTS AS A STOCKHOLDER.

A participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to rights granted under the Plan unless and until the participant's shares acquired upon exercise of rights hereunder are recorded in the books of the Company (or its transfer agent).

12. ADJUSTMENTS UPON CHANGES IN STOCK.

(a) If any change is made in the stock subject to the Plan, or subject to any rights granted under the Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan and outstanding rights will be appropriately adjusted in the class(es) and maximum number of shares subject to the Plan and the class(es) and number of shares and price per share of stock subject to outstanding rights. Such adjustments shall be made by the Board or the Committee, the determination of which shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company.")

(b) In the event of: (1) a dissolution or liquidation of the Company; (2) a merger or consolidation in which the Company is not the surviving corporation; or (3) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then, as determined by the Board in its sole discretion, (i) any surviving or acquiring corporation may assume outstanding rights or substitute similar rights for those under the Plan, (ii) such rights may continue in full force and effect, or (iii) participants' accumulated payroll deductions may be used to purchase Common Stock immediately prior to the transaction described above and the participants' rights under the ongoing Offering terminated.

13. AMENDMENT OF THE PLAN.

(a) The Board or the Committee at any time, and from time to time, may amend the Plan. However, except as provided in paragraph 12 relating to adjustments upon changes in stock, no amendment shall be effective unless approved by the stockholders of the Company within twelve (12) months before or after the adoption of the amendment if such amendment requires stockholder approval in order for the Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3 promulgated under the Exchange Act.

(b) The Board or the Committee may amend the Plan in any respect the Board or the Committee deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to employee stock purchase plans and/or to bring the Plan and/or rights granted under it into compliance therewith.

(c) Rights and obligations under any rights granted before amendment of the Plan shall not be altered or impaired by any amendment of the Plan, except with the consent of the person to whom such rights were granted, or except as necessary to comply with any laws or governmental regulations, or except as necessary to ensure that the Plan and/or rights granted under the Plan comply with the requirements of Section 423 of the Code.

14. DESIGNATION OF BENEFICIARY.

(a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to the end of an Offering but prior to delivery to the participant of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death during an Offering.

(b) Such designation of beneficiary may be changed by the participant at any time by written notice in the form prescribed by the Company. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

15. TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board or the Committee in its discretion, may suspend or terminate the Plan at any time. No rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Rights and obligations under any rights granted while the Plan is in effect shall not be altered or impaired by suspension or termination of the Plan, except as expressly provided in the Plan or with the consent of the person to whom such rights were granted, or except as necessary to comply with any laws or governmental regulation, or except as necessary to ensure that the Plan and/or rights granted under the Plan comply with the requirements of Section 423 of the Code.


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16. EFFECTIVE DATE OF PLAN.

The Plan initially became effective on August 1, 2000 (the "Effective Date"). The Plan, as amended and restated herein, shall become effective as of March 27, 2013, but no rights granted under the amended portions of the Plan shall be exercised unless and until the amendment and restatement of the Plan has been approved by the stockholders of the Company within twelve (12) months before or after the date the amendment and restatement of the Plan is adopted by the Board.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-18805

ELECTRONICS FOR IMAGING, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-3086355**
(State or other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

303 Velocity Way, Foster City, CA 94404
(Address of principal executive offices) (Zip Code)

(650) 357-3500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Stock, $.01 Par Value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**


Form 10-K

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates computed by reference to the price at which the common stock was last sold on June 30, 2012 was $624,726,440.**

The number of shares outstanding of the registrant's common stock, $.01 par value per share, as of January 29, 2013 was 46,058,643.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2013 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

** Based on the last trade price of the registrant's common stock reported on The NASDAQ Global Select Market on June 30, 2012, the last business day of the registrant's second quarter of the 2012 fiscal year. Excludes 8,072,484 shares of common stock held by directors, executive officers and holders known to the registrant to hold 10% or more of the registrant's outstanding common stock in that such persons may be deemed to be affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 10-K, including, without limitation, statements made under this Part I, Item 1, "Business," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Part II Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," which are not historical facts, may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and is subject to risks and uncertainties and actual results or events may differ materially. When used herein, the words "anticipate," "believe," "estimate," "expect," "intend," "will," "may," "should," "plan," "potential," "seek," "continue," and similar expressions as they relate to the Company or its management are intended to identify such statements as "forward-looking statements." Such statements reflect the current views of the Company and its management with respect to future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance, or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Important factors that could cause the Company's actual results to differ materially from those included in the forward-looking statements made herein include, without limitation, those factors discussed in Item 1, "Business," in Item 1A, "Risk Factors," and elsewhere in this Annual Report on Form 10-K and in the Company's other filings with the Securities and Exchange Commission ("SEC"), including the Company's most recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K, and any amendments thereto. The Company assumes no obligation to revise or update these forward-looking statements to reflect actual results, events, or changes in factors or assumptions affecting such forward-looking statements.


Form 10-K

PART I

References to "EFI," the "Company," "we," "us," and "our" mean Electronics For Imaging, Inc. and its subsidiaries, unless the context means otherwise.

Item 1: Business

Filings

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and other documents with the SEC under the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements, information statements, and other information regarding issuers, including EFI, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge through our internet website (http://www.efi.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and if applicable, amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. None of the information on our website is incorporated by reference into our reports filed with, or furnished to, the SEC.

General

EFI was incorporated in Delaware in 1988 and commenced operations in 1989. Our initial public offering of common stock was effective in 1992. Our common stock is traded on The NASDAQ Global Select Market under the symbol EFII. Our corporate offices are located at 303 Velocity Way, Foster City, California 94404.

We are a world leader in customer-centric digital printing innovation focused on the transformation of the printing, packaging, and decorative industries from the use of traditional analog based presses to digital on-demand printing.

Our products include industrial super-wide and wide format, label and packaging, and ceramic tile decoration digital inkjet printers that utilize our digital ink; print production workflow, web-to-print, cross-media marketing, and business process automation solutions; and color digital print controllers creating an on-demand digital printing ecosystem. Our award-winning business process automation solutions are integrated from creation to print and are vertically integrated with our digital industrial inkjet printers. Our inks include digital ultra-violet ("UV") ink, of which we are the largest world-wide manufacturer, and textile dye sublimation ink. Our product portfolio includes inkjet products ("Industrial Inkjet") including VUTEk super-wide and EFI wide format industrial digital inkjet printers, Jetrion label and packaging digital inkjet printing systems, ink for each of these printers, and Cretaprint digital inkjet printers for ceramic tile decoration; print production workflow, web-to-print, cross-media marketing, and business process automation software ("Productivity Software"), which provides corporate printing, label and packaging, publishing, and mailing and fulfillment solutions for the printing industry; and Fiery digital controllers, digital print servers, and digital front ends ("DFEs") ("Fiery"). Our integrated solutions and award-winning technologies are designed to automate print and business processes, streamline workflow, provide profitable value-added services, and produce accurate digital output.

Products and Services

Industrial Inkjet

Our Industrial Inkjet products address the high-growth industrial digital inkjet segments where significant conversion of production from analog to digital inkjet printing is occurring. Industrial Inkjet products consist of our VUTEk super-wide and EFI wide format industrial digital inkjet printers, Jetrion label and packaging digital inkjet printing systems, Cretaprint digital inkjet printers for ceramic tile decoration, and related ink, parts, and services.

Our industry-leading VUTEk super-wide format UV and textile dye sublimation industrial digital inkjet printers and ink are used by commercial photo labs, large sign shops, graphic screen printers, specialty commercial printers, and digital and billboard graphics providers serving the out-of-home advertising and industrial specialty print segments by printing point of purchase displays, signage, banners, fleet graphics, building wraps, art exhibits, customized architectural elements, and other large graphic displays. We launched next generation models of our GS series of high-speed, high-resolution super-wide format industrial digital inkjet printers in 2012, 2011, and 2010. We introduced the HS100 printer in 2012, which will be launched in early 2013 and is a super-wide format industrial digital UV inkjet press incorporating LED technology that represents an alternative to analog presses. VUTEk printers primarily use UV curable ink, of which we are the largest world-wide manufacturer, although our solvent ink printers remain in use in the field. Our EFI roll-to-roll, hybrid, and flatbed entry level production UV wide format inkjet printers are developed, manufactured, and marketed to the entry-level and mid-range industrial digital inkjet printer market.

Our Jetrion products specialize in label and packaging digital inkjet printing and provide a wide array of label and packaging digital inkjet systems, custom high-performance integration solutions, and specialty digital UV ink to the label, packaging, and converting industries. Our Jetrion 4000 Full Color Digital Label printer is focused on short run, on-demand, color label printing. Our Jetrion 4830 handles wider web widths. We launched our Jetrion 4900 in 2011, which combines digital printing and finishing in a single end-to-end system. Our Jetrion 4900M was launched in 2012, which is a modular upgradeable version of the Jetrion 4900.

Our Cretaprint ceramic tile decoration digital inkjet printers are utilized by the ceramic tile industry. The ceramic tile decoration market is rapidly transitioning from analog to digital inkjet printing technology. We are applying our inkjet technology expertise to further enhance Cretaprint output quality, software control, and color management. Our digital experience and award winning imaging technology in combination with Cretaprint leading digital ceramic tile decoration products enables us to provide the ceramic tile industry with expanded offerings, workflow software, and world-wide support. Our next generation ceramic tile decoration digital inkjet printer was launched in September 2012. The Cretaprint C3 printer features a single chassis that accommodates up to eight print bars, which are accessed via a new slide-bar design, and can be independently configured for printing and special decoration effects. The multipurpose printer offers over 1,000 customizable settings controlling print width, speed, printer direction, and ink discharge.


Form 10-K

We are the largest world-wide manufacturer and marketer of digital UV ink used in our digital industrial inkjet printers. We were first to market with digital UV ink incorporating "cool cure" LED technology for use in high-end production super-wide and wide format and label and packaging digital inkjet printing systems. Our ink is customized for each of our printers to provide optimum performance and the highest output quality. Our ink provides a recurring revenue stream generated from sales to our existing customer base of installed printers.

Some of our digital industrial inkjet printers and their related features are as follows:

Printer Type	Models	Capabilities	Application Examples
VUTEk super-wide format	HS, GS, and QS Series Printers UltraVU UV Ink PressVU UV Ink	Printing widths of 2 to 5 meters; 6, 7, and 8 colors, plus white and greyscale; flexible and rigid substrates; UV curable, and LED "cool cure" inks.	Super-wide format banners, signage, building wraps, flags, point of purchase and exhibition signage, backlit displays, fleet graphics, photo-quality, and billboards.
EFI wide format	R family roll-to-roll printers H family hybrid printers T family flatbed printers	Speeds up to 87.2 square meters per hour (roll-to-roll) and 42.3 square meters per hour (hybrid & flatbed). Up to 1200 dpi and 4 colors. Handles media of thicknesses up to 5 centimeters.	Wide format indoor and outdoor graphics with photographic image quality. Entry-level and mid-range market.
Jetrion label & packaging	4830 4900	Print resolutions up to 1080 dpi; 4 or 5 colors; Precise color registration. The 4900 combines digital printing and finishing in a single end-to-end system.	Primary and secondary label applications, Industrial label or flexible packaging markets.
Cretaprint ceramic tile decoration	Cretaprinter Cretaplotter Cretavision	Single chassis accomodates up to 8 print bars. 1,000 customizable settings controlling printer widths up to one meter, speed, direction, and ink discharge.	Ceramic tile industry.

Productivity Software

To provide our customers with solutions to manage and streamline their printing operations, we have developed technology that enhances printing workflow and makes printing operations more powerful, productive, and easier to manage. Most of our software solutions have been developed with the express goal of automating print processes and streamlining workflow via open, integrated, and interoperable EFI products, services, and solutions.

The Productivity Software operating segment, which we previously referred to as Advanced Professional Print Software, includes (i) our business process automation software, including Monarch, PSI, Logic, PrintSmith, and PrintFlow; (ii) Pace, our business process automation software that is available in a cloud-based environment; (iii) Digital StoreFront, our cloud-based e-commerce solution that allows print service providers to accept, manage, and process printing orders over the internet; (iv) Online Print Solutions, our cloud-based e-commerce software that provides web-to-print, publishing, and cross-media marketing solutions over the internet; (v) Radius, our business process automation software for label and packaging printers; (vi) PrintStream, our business process automation software for mailing and fulfillment services in the printing industry; (vii) Prism, Metrics, and Technique, our business process automation solutions for the printing and packaging, publication, commercial, and direct marketing print industries; and (viii) Alphagraph, which includes business process automation solutions for the graphic arts industry.

We sell PrintSmith to small print-for-pay and small commercial print shops; Pace to medium and large commercial print shops, display graphics providers, in-plant printing operations, and government printing operations; Monarch to large commercial, publication, direct mail, and digital print shops; Radius to the label and packaging industry; Digital StoreFront and Online Print Solutions to customers desiring e-commerce, web-to-print, and cross-media marketing solutions; and PrintStream to Pace and Monarch customers that provide fulfillment services to their end customers.

Our enterprise resource planning and collaborative supply chain business process automation software solutions are designed to enable printers and print buyers to improve productivity and customer service while reducing costs. Web-to-print applications for print buyers and print producers facilitate web-based collaboration across the print supply chain. Customers recognize that business process automation is essential to improving their business practices and profitability. We are focused on making our business process automation solutions the global industry standard.

We provide consulting and support services, as well as warranty support for our software products. We typically sell an annual full service maintenance agreement with each license that provides warranty protection from date of shipment. The sale and renewal of annual maintenance agreements provide a recurring revenue stream.

Our primary software offerings include:

Product Name	Description	User
Business process automation software: Monarch, PSI, Logic, PrintSmith, PrintFlow, Radius, PrintStream, Prism, Metrics, Technique, and Alphagraph	Collect, organize, and present business process information to improve productivity and customer service while reducing costs.	Commercial, publishing, digital, in-plant, print for pay, large format, direct mail, and specialty printing and packaging companies.
Cloud-based business process automation software: Pace	Software modules for: estimating, scheduling, print production, accounting, e-commerce, and web-to-print.	Commercial, digital, display graphics, in-plant, and print for pay printing companies. Government printing operations.
Cloud-based order entry and order management systems, along with cross-media marketing Digital StoreFront, Online Print Solutions, PrinterSite, and PrintSmith Site	Procurement applications for print buyers, print producers, and marketing professionals to facilitate cloud-based collaboration across the supply chain.	Commercial, publishing, digital, in-plant, print for pay, large format, and specialty printers.


Form 10-K

Fiery

Our Fiery brand consists of print servers, controllers, and DFEs, which transform digital copiers and printers into high performance networked printing devices for the office and commercial printing market. Once networked, Fiery-powered printers and copiers can be shared across workgroups, departments, the enterprise, and the internet to quickly and economically produce high-quality color documents. We have a direct relationship with several leading printer manufacturers, which we previously referred to as original equipment manufacturers ("OEMs"). We work closely together to design, develop, and integrate Fiery controller and software technology to maximize the capability of each print engine. The printer manufacturers act as distributors and sell Fiery products to end customers through reseller channels. End customer and reseller channel preference for the Fiery controller and software solutions drives demand for Fiery products through the printer manufacturers.

Fiery products are comprised of (i) stand-alone print servers connected to digital copiers and other peripheral devices, (ii) embedded and design-licensed solutions used in digital copiers and multi-functional devices, (iii) optional software integrated into our controller solutions such as Fiery Central, Command WorkStation, and MicroPress, (iv) Entrac, our self-service and payment solution, (v) PrintMe, our mobile printing application, and (vi) stand-alone software-based solutions such as our proofing and scanning solutions.

Our main controller platforms, primary printer manufacturer customers, and end user environments are as follows:

Platform	Printer Manufacturers or Customers	User Environments
Fiery external print servers	Canon/Oce, Fuji Xerox, Konica Minolta, Kyocera Mita, Ricoh, Sharp, Toshiba, Xerox	Print for pay, corporate reprographic departments, graphic arts, advertising agencies, and transactional & commercial Printers
Fiery embedded and design-licensed solutions Digital Front End ("DFE")	Canon/Oce, Epson, Fuji Xerox, Konica Minolta, Kyocera Mita, OKI Data, Ricoh, Sharp, Toshiba, Xerox	Office, print for pay, and quick turnaround printers
Fiery Central, MicroPress Fiery Workflow Suite	Canon/Oce, Konica Minolta, Ricoh	Corporate reprographic departments, commercial printers, and production workflow solutions
Entrac	Fedex Office Staples	ExpressPay self-service and payment solutions for retail copy and print stores, hotel business centers, college campuses, and convention centers
PrintMe PrintMe Mobile	Canon/Oce, Channel Build Solutions, individual hotels, smaller channel resellers	Mobile printing from any mobile device to any network printer
Proofing software: ColorProof XF, Fiery XF, ColorProof eXpress, and Xflow	Digital color proofing and inkjet production print solutions offering fast, flexible workflow, power, and expandability	Digital, commercial and hybrid printers, prepress providers, publishers, creative agencies and photographers, and super-wide & wide format print providers

Sales, Marketing, and Distribution

We have assembled, internally and through acquisitions, an experienced team of technical support and sales and marketing personnel with backgrounds in color reproduction, digital pre-press, image processing, business process automation systems, networking, and software and hardware engineering, as well as market knowledge of enterprise printing, graphic arts, fulfillment systems, cross-media marketing, ceramic tile decoration, and commercial printing. We expect to continue to expand the scope and sophistication of our products and gain access to new markets and channels of distribution by applying our expertise in these areas.

Industrial Inkjet

Our Industrial Inkjet products are sold primarily through our direct sales force augmented by some select distributors. Any interruption of either of these distribution channels could negatively impact us in the future.

The ceramic tile industry is undergoing a shift from southern Europe (e.g., Spain and Italy) to the emerging markets of China, India, Brazil, and Indonesia. As a result, we opened a Cretaprint sales and support center in Foshan, Guangdong, China. Foshan is home to the largest concentration of tile manufacturers in China.

We promote our Industrial Inkjet products through public relations, direct mail, advertising, promotional material, trade shows, and ongoing customer communication programs. The majority of sales leads for our inkjet printer sales are generated from trade shows. Any interruption in our trade show participation could materially impact our revenue and profitability. There were approximately 800 customers in attendance at our annual EFI Connect trade show, which generates leads for the Industrial Inkjet and Productivity Software operating segments and generates end user demand for the Fiery segment. As a result of our acquisition of Creta Print S.L. ("Cretaprint"), we participated in the Ceramics China Guangzhou trade show in 2012, which attracted more than 60,000 visitors from 20 countries. We also participated in Drupa, which is the largest printing equipment trade show in the world and is held once every four years. Drupa was attended by over 300,000 attendees from more than 130 countries in 2012.

Productivity Software

Our enterprise resource planning and collaborative supply chain business process automation software solutions within our Productivity Software portfolio are primarily sold directly to end users by our direct sales force. An additional distribution channel for our Productivity Software products is through direct sale to a mix of distributors consisting of authorized distributors, dealers, and resellers who in turn sell the software solutions to end users either stand-alone or bundled with other solutions they offer.

Primary customers with whom we have established distribution agreements include Canon/Oce, Ricoh, Konica Minolta, and xpedx. Xerox began selling our Digital StoreFront cloud-based e-commerce and web-to-print solution in 2011. There are a number of small private resellers of our business process automation software in different geographic regions throughout the world where a direct sales force is not cost-effective. There can be no assurance that we will continue to successfully distribute products through these channels.

Our acquisition of Metrics Sistemas de Informação, Serviços e Comércio Ltda. and Metrics Sistemas de Informação e Serviço Ltda. (collectively, "Metrics") in 2012 and Prism Group Holdings Limited ("Prism") in 2011 allowed our Productivity Software operating segment to enter emerging markets in Latin America and Asia Pacific ("APAC"), respectively.


Form 10-K

Fiery

The primary distribution channel for our Fiery products is through our direct relationships with several leading printer manufacturers. We work closely together to design, develop, and integrate Fiery controller and software technology to maximize the capability of each print engine. The printer manufacturers act as distributors and sell Fiery products to end customers through reseller channels. End customer and reseller channel preference for our Fiery controller and software solutions drives demand for Fiery products through the printer manufacturers.

Although end customer and reseller channel preference for Fiery products drives demand, most Fiery revenue relies on these significant printer manufacturer / distributors to design, develop, and integrate Fiery technology into their print engine as described above. See Item 1A—*We do not typically have long-term purchase contracts with the printer manufacturer customers that purchase our Fiery controller and software solutions. They have in the past reduced or ceased, and could at any time in the future reduce or cease, to purchase products from us, thereby harming our operating results and business.*

We are aligned with the following significant printer manufacturers: Canon/Oce, Epson, Fuji Xerox, Konica Minolta, Kyocera Mita, OKI Data, Ricoh, Sharp, Toshiba, and Xerox.

Our proofing products are sold primarily to authorized distributors, dealers and resellers who in turn sell the solutions to end users either stand-alone or bundled with other solutions they offer. Primary customers with whom we have established distribution agreements include Canon, Xerox, Heidelberg, and Hewlett-Packard ("HP"). There can be no assurance that we will continue to successfully distribute our products through these channels.

Our Entrac self-service and payment solutions are primarily sold to Fedex Office, Staples, retail copy and print stores, hotel business centers, college campuses and libraries, and convention centers.

The PrintMe Mobile enterprise mobile print solution is primarily sold through various distributors. PrintMe Mobile is a real-time cloud-based printing solution that allows users to print anywhere on internet-enabled printers without software, cables, or complicated set-up.

Growth and Expansion Strategies

The growth and expansion of our revenue will be derived from (i) product innovation, (ii) increasing market coverage, (iii) expanding the addressable market, and (iv) establishing enterprise coherence and leveraging industry standardization. We expect to expand and improve our offerings of new generations of Industrial Inkjet products, including super-wide and wide format industrial digital inkjet printers, label and packaging digital inkjet printers, and ceramic tile decoration digital inkjet printers. We expect to expand and improve our Productivity Software offerings, including new product lines related to digital printing, graphic arts, fulfillment systems, cross-media marketing, workflow, and print management. We plan to continue to introduce new generations of Fiery digital print controllers, self-service and payment solutions, and mobile printing solutions.

We are increasing our market coverage through deeper penetration of our sales and distribution networks and geographic expansion into emerging markets in Latin America and APAC through the acquisitions of Cretaprint, Metrics, and Prism.

We are expanding our addressable market by extending into new markets within each of our operating segments such as ceramic tile decoration imaging, various cloud-based software solutions, self-service and payment solutions, and mobile printing.

Our primary goal is to offer best of breed solutions that are interoperable and conform to open standards, which will allow customers to configure the most efficient solution for their business by establishing enterprise coherence and leveraging industry standardization.

Product Innovation

We achieve product innovation through internal research and development efforts, as well as by acquiring businesses that own technology that are synergistic with our product lines and may be attractive to our customers. As more fully discussed under "Increasing Market Coverage," we also acquire businesses in order to expand our customer base. Although there can be no assurance that acquisitions will be successful, acquisitions have allowed us to broaden our product lines. Examples include:

	Acquired Business	Acquired Product or Product Line
2012	Creta Print S.L. ("Cretaprint")	Ceramic tile decoration digital inkjet printers
	Online Print Marketing Ltd. and DataCreation Pty Ltd. together doing business as Online Print Solutions ("OPS")	Web-to-print, publishing, and cross-media marketing Will integrate with Digital StoreFront and Fiery DFE
2011	Streamline Development, LLC ("Streamline")	PrintStream business process automation software specialized to support mailing and fulfillment services
	Entrac Technologies, Inc. ("Entrac")	Self-service and payment solutions
2010	Radius Solutions Incorporated ("Radius")	Business process automation for label and packaging printing

We have acquired five businesses in 2012. As indicated above, the Cretaprint and OPS acquisitions expanded our product offerings and increased our customer base. Our acquisition of the FXcolors ("FX Colors") business provided access to software and technology for industrial printing. Our acquisitions of Technique, Inc. and

Technique Business Systems Limited (collectively, "Technique") and Metrics expanded our customer base. We will continue to be acquisitive in the future in an opportunistic way supporting our product innovation and total addressable market expansion strategy.

Industrial Inkjet. Product innovation in the Industrial Inkjet operating segment has been accomplished through internal development of our super-wide and wide format industrial digital inkjet printers and label and packaging digital inkjet printing systems. We entered the ceramic tile decoration digital inkjet printer market through our acquisition of Cretaprint in 2012.

The QS family of super-wide format industrial digital inkjet printers offers high quality and mid-range productivity in a super-wide format. In 2012, we launched the QS2Pro and QS3Pro UV hybrid digital inkjet printers. These competitively-priced printers are driven by the HS100 operating system platform and combines greyscale print quality with production-level speeds for more color critical and higher premium printing than was previously available in our QS family of super-wide format printers.

The GS family of super-wide format industrial digital inkjet printers offers the highest quality and productivity in a super-wide format. The GS5000r printer was launched in 2010 and focuses on markets that demand point-of-purchase quality graphics. In 2011, we launched the GS3250LX roll-to-roll UV-curing digital inkjet printer incorporating "cool cure" LED technology and increased productivity. The GS3250r was also launched in 2011, which is a roll-to-roll printer developed to bring the cost savings and flexibility of solvent-based inks to a UV-curable platform. We launched the TX3250r textile dye sublimation digital inkjet printer in January 2012, which was developed for the textile and soft signage printing market.

The Fiery ProServer was launched in 2011, which is a high-performance DFE production solution for the complete line-up of VUTEk super-wide format UV digital inkjet printers.


Form 10-K

We introduced the HS100 industrial digital UV inkjet super-wide format press in 2012, which is an alternative to analog presses, incorporates LED technology, and utilizes an upgraded operating system platform. We expect to launch this product during the first quarter of 2013.

Our wide format industrial digital inkjet roll-to-roll, hybrid, and flatbed printers offer entry-level and midrange solutions for print businesses of all sizes and budgets. Our H652 hybrid and T1000 flatbed wide format industrial digital inkjet printers were launched in 2010. In 2012, we launched our R3225 roll-to-roll wide format (3.2 meter) industrial digital inkjet UV printer for the sign, banner, point-of-purchase, and graphics markets.

In 2011, we launched the Jetrion 4900, a UV digital inkjet label and packaging printing system combining digital printing with in-line laser finishing for label converters. In 2012, we launched the 4900M and 4900M-330 UV digital inkjet printing systems, which provides a modular format that is upgradable for business growth as the label market continues to evolve from analog to digital. The 4900M-330 features a larger 13 inch print width.

We acquired Cretaprint, headquartered in Castellon, Spain, on January 10, 2012. We subsequently merged Cretaprint into Electronics for Imaging España S.L.U., which changed its name post-merger to EFI Cretaprint S.L. Cretaprint is a leading developer and supplier of inkjet printers for ceramic tiles. The next generation ceramic tile decoration digital inkjet printer was launched in September 2012 in conjunction with the preview of the Fiery proServer for Cretaprint, which will be the first DFE for ceramic tile decoration. The Cretaprint C3 printer features a single chassis that accommodates up to eight print bars, which are accessed via a new slide-bar design, and can be independently configured for printing and special decoration effects. This multipurpose printer offers over 1,000 customizable settings controlling print width, speed, printer direction, and ink discharge.

Productivity Software. Product innovation in the Productivity Software operating segment has been accomplished through new version releases of each of our software products and new product offerings as a result of strategic business acquisitions. New versions of our PrintSmith, PrintFlow, Monarch, Pace, Radius, and Digital StoreFront software were released in 2012. Our Prinstream fulfillment software module has been integrated with our Pace and Monarch business process automation software. Our PrintFlow automated scheduling software has been integrated with our Radius label and packaging business process automation software, thereby providing a new module option to our packaging customers.

We have announced our continuing intention to explore additional acquisition opportunities in the Productivity Software operating segment to further consolidate the business process automation and cloud-based order entry and order management software industries, including cross-media marketing, in both the Americas and world-wide. Certain of these acquisitions enable us to offer new product offerings, in addition to expanding our customer base. In 2010, we acquired Radius, which provides business process automation software to the label and packaging industry. In 2011, we acquired Streamline, which provides PrintStream business process automation software for mailing and fulfillment services in the printing industry.

In 2012, we acquired OPS, which is a cloud-based e-commerce software that provides web-to-print, publishing, and cross-media marketing solutions over the internet. OPS will be integrated with Digital StoreFront and our Fiery DFE in the future. We have expanded the OPS product offering to include MPrint, a transactional application for smart phones that enables commercial printers to offer their clients a mobile platform for editing, proofing, ordering, and approving print jobs and CallTarget, a module for turning printed items of all types into trackable marketing pieces via unique phone numbers.

Fiery. We internally develop new digital print controllers that are "scalable," which means they meet the changing needs of the user as their business grows. Our products offer a broad range of features and functionality when connected to, or integrated with, digital color copiers. We intend to continue our development of platform enhancements that advance the performance and usability of our software applications to provide cohesive and integrated solutions for our customers. We have continued to upgrade and introduce new print engines within our printer manufacturer relationships.

In 2012, we launched Fiery Workflow Suite, which is an integrated set of Fiery products, including Fiery Central, Fiery JobFlow, and Fiery JobMaster, among others, to deliver a fully integrated workflow from job submission and business management to scheduling, preparation, and production. We also launched FS100 Pro, which is our next generation DFE, and Fiery Dashboard, which is a cloud-based service providing real-time access to print production data from any Internet browser, including mobile phones and tablets.

In 2011, we launched the next generation Fiery platform, "Fiery System 10". The new platform accelerated document delivery, updated system calibration technology to improve color consistency, tightened integration with the printer's finishing options, and increased the level of flexibility and control. We also launched the latest version of the Fiery Command WorkStation print job management and user interface software in 2011, with improved image quality, color output, usability, and workflow.

We launched various upgrades to our Fiery product line in 2010, including the next generation Fiery platform with new color tools, support of the Adobe® PDF Print Engine v2 for pure PDF workflows, and improved integration capabilities.

In 2010, we launched PrintMe Connect, which is a software application that enables direct printing from Apple®, iPad®, iPhone®, and iPod touch® iOS 4.2-enabled devices to EFI Fiery-driven printers or multi-function peripherals. PrintMe was the world's first cloud-based printing platform that enabled mobile workers to upload their documents to the PrintMe cloud and securely print them on any PrintMe-enabled printer. In 2011, we launched PrintMe Mobile, an enterprise solution that lets business users print directly from Apple, Android, and Blackberry tablets and smart phones to any networked printer. In 2012, we launched PrintMe Mobile L100, which is a Linux-based appliance that provides secure Wi-Fi printing for guests from mobile devices outside the corporate network to printers inside the corporate firewall and PrintMe Mobile 2.1 and 2.2, which provides the ability to better control and manage printing from tablets and smartphones.

In 2011, we acquired the Entrac business, a leading provider of self-service and payment solutions that allow service providers to offer access to business machines including printers, copiers, computers/internet access, fax machines, and photo printing kiosks. In 2012, we launched the M500, which accepts credit cards, campus cards, and cash cards at the device, thereby eliminating the need for coin-operated machines. The M500 is a flexible and scalable system for college campuses and libraries, which addresses student demands for printing from any mobile device as well as from popular cloud storage services.

Increasing Market Coverage

We are increasing our market coverage through geographic expansion into emerging markets in Latin America and APAC and deeper penetration of our sales and distribution networks. We also explore business acquisitions as a means of expanding our product lines and customer base.

Industrial Inkjet and Productivity Software. Our Industrial Inkjet and Productivity Software products are sold through our direct sales force and via distribution arrangements to all sizes of print providers. The acquisitions of Cretaprint, Metrics, OPS, and Technique in 2012; Prism and alphagraph team GmbH ("Alphagraph") in 2011; and Radius in 2010 have led to an increased international presence for our Productivity Software business including an expansion of our direct sales force.

We have established relationships with many leading distribution companies in the graphic arts and commercial print industries such as Nazdar, Heidelberg, 3M, and xpedx, as well as significant printer manufacturing companies including Ricoh, Canon/Oce, and Konica Minolta. We have also established global relationships with many of the leading print providers, such as R.R. Donnelley, Fedex Office, and Staples. These direct sales relationships, along with dealer arrangements, are important for our understanding of the end markets for our products and serve as a source of future product development ideas. In many cases, our products are customized for the needs of large customers, yet maintain the common intuitive interfaces that we are known for around the world.


Form 10-K

We have announced our continuing intention to explore additional acquisition opportunities in the Productivity Software operating segment to further consolidate the business process automation and cloud-based order entry and order management software industries, including cross-media marketing, in both the Americas and world-wide. Significant additions to our customer base were made through the acquisitions of Metrics, OPS, and Technique in 2012; Streamline, Prism, and Alphagraph in 2011, and Radius in 2010. For example, Alphagraph's software solutions are used in over 6,000 facilities in 15 countries.

Fiery. We have a direct relationship with several leading printer manufacturers. We work closely together to design, develop, and integrate Fiery controller and software technology to maximize the capability of each print engine. The printer manufacturers act as distributors to sell Fiery products to end customers through reseller channels. End customer and reseller channel preference for the Fiery controller and software solutions drives demand for Fiery products through the printer manufacturers.

Our relationships with the leading printer and copier industry companies are one of our most important assets. We have established relationships with leading printer and copier industry companies, including Canon/Oce, Epson, Fuji Xerox, Konica Minolta, Kyocera Mita, OKI Data, Ricoh, Sharp, Toshiba, and Xerox.

These relationships are based on business relationships that have been established over time. Our agreements generally do not require them to make any future purchases from us. They are generally free to purchase and offer products from our competitors, or build their own products for sale to the end customer, or cease purchasing our products at any time, for any reason, or no reason.

PrintMe was the world's first cloud-based printing platform that enabled mobile workers to upload their documents to the PrintMe cloud and securely print them on any PrintMe-enabled printer. Canon is a significant distributor and reseller of our PrintMe software application. Office workers, college students, and others can now print from virtually any mobile device to Canon's multifunction printers with PrintMe technology.

We are increasing the market coverage of our Entrac self-service and payment solution through the launch of the M500, which allowed the software to be marketed to college campuses and libraries.

Expanding Addressable Market

We are expanding our addressable market by extending into new markets within each of our operating segments such as ceramic tile decoration, various cloud-based software solutions, self-service and payment solutions, and mobile printing.

Industrial Inkjet. The Industrial Inkjet market consists of the super-wide format longer production run printer market, which we address via our VUTEk digital industrial inkjet product line, the wide format medium production run printer market, which we address via our EFI digital industrial inkjet product line, the label and packaging digital inkjet printer market, which we address via our Jetrion label and packaging digital inkjet product line, and the ceramic tile decoration market, which we address via our Cretaprint ceramic tile decoration digital inkjet printers.

The Industrial Inkjet addressable market is best measured through the growth of the signage market. We believe the overall printed signage market is expected to grow at a compound annual growth rate of 2% annually, according to internal market estimates. We expect the high end UV digital inkjet signage market to grow more rapidly at a compound annual growth rate of 8% annually, according to internal market estimates. We are helping to accelerate this transition from analog to digital printing technology through our introduction of high speed and high performance digital industrial inkjet printers. The addressable label and packaging digital inkjet market growth can be measured through growth in the label and packaging digital inkjet printing market and U.S. label demand (15% and 5% compound annual growth rates, respectively, since 2009, according to internal market estimates). Despite the growth in the digital industrial inkjet market, we estimate that digital inkjet is currently less than 5% of the market with analog comprising the remaining 95%, which is indicative of a significant opportunity to expand the addressable digital industrial inkjet market.

The addressable Industrial Inkjet market growth is also driven by the transition from solvent-based printing to UV curable-based printing and the transition from UV curing to UV/LED curing. Our product innovations are a key driver in this transition. We are the largest manufacturer of the digital UV ink that is used in our digital UV industrial inkjet printers in the world.

The ceramic tile decoration addressable market is best measured through the growth of the decorated ceramic tile market. We believe the analog ceramic tile decoration market is expected to grow at a compound annual growth rate of 6% annually, according to internal market estimates. We expect the digital ceramic tile decoration market to grow more rapidly at a compound annual growth rate of 35% annually, according to internal market estimates. We are participating in this transition from analog to digital ceramic tile decoration technology and increasing our market share through the introduction of innovative high speed and high performance ceramic tile decoration digital inkjet printers. Despite the growth in the ceramic tile decoration digital inkjet market, we estimate that digital ceramic tile decoration is currently between 10-15% of the market, with analog comprising the remaining 85 to 90%, which is indicative of a significant opportunity to expand the addressable ceramic tile decoration digital inkjet market.

Productivity Software. The addressable Productivity Software market consists primarily of business process automation and e-commerce software for the printing industry. We estimate that our business process automation market share of new software licenses is approximately 70% in the Americas, while our e-commerce market share is approximately 15% in the Americas. Outside of the Americas, the market share is extremely fragmented with lots of small sub-scaled software vendors. This market consists of small print-for-pay and small commercial print shops, medium and large commercial print shops, display graphics providers, in-plant printing operations, government printing operations, large commercial, publication, direct mail, fulfillment services, marketing professionals, digital print shops, and the packaging industry. We are the largest provider of business process automation software for the printing industry as measured in terms of revenue and number of installations world-wide.

The addressable Productivity Software market is growing primarily through the opportunity for our customers to develop a more efficient, integrated, and profitable business. We help drive our customers' business success with a scalable digital product solution and service portfolio that increases their profits, reduces cost, improves productivity, and optimizes their performance on every job from creation to print. Our growth in this market is being generated both externally, through our Metrics, OPS, and Technique acquisitions in 2012; our Streamline, Prism, and Alphagraph acquisitions in 2011; and our Radius acquisition in 2010, and internally through our sales efforts with respect to our legacy software products, and by converting our legacy software customers to our current product offerings of PrintSmith, Pace, Monarch, and Radius.

Fiery. The Fiery addressable market consists of commercial print, medium print-for-pay, and quick print businesses. The compound annual growth rate for the production digital print market has been 3.6% since 2010, according to InfoTrends U.S. Print On Demand Market Forecast. Our strategy is to grow the Fiery business in the high-end commercial print market with our digital engines, continue to gain share in the light production medium print-for-pay market via innovation and support, and expand into the enterprise quick print business by leveraging the cloud through our PrintMe technology.

Further growth in the addressable markets for Industrial Inkjet, Productivity Software, and Fiery has been driven by our development of an integrated VUTEk / Fiery / Productivity Software production workflow.

Establish Enterprise Coherence and Leverage Industry Standardization

Our primary goal is to offer best of breed solutions that are interoperable and conform to open standards, which will allow customers to configure the most efficient solution for their business by establishing enterprise coherence and leveraging industry standardization.



In developing new products and platforms, we establish coherence across our product lines by designing products that provide a consistent "look and feel" to the end user. We believe cross-product coherence creates higher productivity levels as a result of shortened learning curves. We believe the integrated coherence that end users can achieve using our products for all of their digital printing and imaging needs leads to a lower total cost of ownership. We advocate open architecture utilizing industry-established standards to provide interoperability across a range of digital printing devices and software applications, which ultimately provides end users with more choice and flexibility in their selection of products. For example, integration between our cloud-based Digital StoreFront application, our Monarch business process automation application, and our Fiery XF Production Color RIP including integration to our Fiery or VUTEk product lines, is achieved by leveraging the industry standard Job Definition Format ("JDF").

We received our tenth JDF certification from Printing Industries of America, and one of the first for digital printing, for our Pace product during 2011.

In 2012, our DFE became the first in the industry to achieve JDF certification for digital printing.

Significant Relationships

We have established and continue to build and expand relationships with the leading printer manufacturers and distributors of digital printing technology in order to benefit from their products, distribution channels, and marketing resources. Our customers include domestic and international manufacturers, distributors, and sellers of digital copiers and super-wide and wide format printers. We work closely with the leading printer manufacturers to develop solutions that incorporate leading technology and work optimally in conjunction with their products. The top revenue-generating printer manufacturers, in alphabetical order, that we sold products to in 2012 were Canon/Oce, Epson, Fuji Xerox, Konica Minolta, Kyocera Mita, OKI Data, Ricoh, Sharp, Toshiba, and Xerox. Sales to Xerox accounted for approximately 12% of our 2012 revenue. Because sales of our printer and copier-related products constitute a significant portion of our Fiery revenue and there are a limited number of printer manufacturers producing copiers and printers in sufficient volume to be attractive customers for us, we expect to continue to depend on a relatively small number of printer manufacturers for a significant portion of our revenue in future periods. Although end customer and reseller channel preference for Fiery products drives demand, most Fiery revenue relies on the leading printer manufacturer / distributors to design, develop, and integrate Fiery technology into the their print engines. Accordingly, if we experience reduced sales or lose an important printer manufacturing customer, we will have difficulty replacing the revenue traditionally generated from that customer with sales to new or existing customers and our revenue may decline.

We customarily enter into development and distribution agreements with our significant printer manufacturer customers. These agreements can be terminated under a range of circumstances and often on relatively short notice. The circumstances under which an agreement can be terminated vary from agreement to agreement and there can be no assurance that these significant printer manufacturers will continue to purchase products from us in the future, despite such agreements. Our agreements with the leading printer manufacturers generally do not commit such customers to make future purchases from us. They could decline to purchase products from us in the future and could purchase and offer products from our competitors, or build their own products for sale to the end customer. We recognize the importance of, and strive to maintain, our relationships with the leading printer manufacturers. Relationships with these companies are affected by a number of factors including, among others: competition from other suppliers, competition from their own internal development efforts, and changes in general economic, competitive, or market conditions including changes in demand for our products, changes in demand for the printer manufacturers' products, industry consolidation, or fluctuations in currency exchange rates. There can be no assurance that we will continue to maintain or build the relationships we have developed to date. See Item 1A—*We face competition from other suppliers as well as the leading printer manufacturers, which are also our customers. If we are not able to compete successfully, our business may be harmed.*

We have a continuing relationship pursuant to a license agreement with Adobe Systems, Inc. ("Adobe"). We license PostScript® software from Adobe for use in many of our Fiery solutions under the OEM Distribution and License Agreement entered into in September 2005, as amended from time to time. Under our agreement with Adobe, we have a non-exclusive, non-transferable license to use the Adobe deliverables (including any software, development tools, utilities, software development kits, fonts, drivers, documentation, or related materials). The scope of additional licensing terms varies depending on the type of Adobe deliverable. The initial term of the agreement was five years, unless either party gave written notice of termination for cause at least 180 days prior to September 19, 2010. Thereafter, the agreement renews automatically on each anniversary date for additional one year periods and can be terminated by either party for any or no cause upon 120 days prior written notice. All royalties due to Adobe under the agreement are payable within 45 days after the end of each calendar quarter.

Each Fiery solution requires page description language software to operate as provided by Adobe. Adobe's PostScript® software is widely used to manage the geometry, shape, and typography of hard copy documents. Adobe is a leader in providing page description software. Adobe can terminate our current PostScript® software license agreement without cause. Although to date we have successfully obtained licenses to use Adobe's PostScript® software when required, Adobe is not required to, and we cannot be certain that Adobe will, grant future licenses to Adobe PostScript® software on reasonable terms, in a timely manner, or at all. In addition, to obtain licenses from Adobe, Adobe requires that we obtain quality assurance approvals from them for our products that use Adobe software. If Adobe does not grant us such licenses or approvals, if the Adobe licenses are terminated, or if our relationship with Adobe is otherwise materially impaired, we would likely be unable to sell products that incorporate Adobe PostScript® software. If that occurred, we would have to license, acquire, develop, or re-establish our own competing software as a viable alternative for Adobe PostScript® and our financial condition and results of operations could be significantly harmed for a period of time. See Item 1A—*We license software used in most of our Fiery products and certain Productivity Software products from Adobe and the loss of these licenses would prevent shipment of these products.*

Our industrial inkjet printers are constructed with inkjet print heads, which are manufactured by a limited number of suppliers. If we experience difficulty obtaining print heads, our inkjet printer production would be limited and our revenue would be harmed. In addition, we manufacture UV ink for use in our printers and rely on a limited number of suppliers for certain pigments used in our ink. Our ink sales would decline significantly if we were unable to obtain the pigments as needed. See Item 1A—*We depend on a limited group of suppliers for key components in our products. The loss of any of these suppliers, the inability of any of these suppliers to meet our requirements, or delays or shortages of supply of these components could adversely affect our business.*

Human Resources

As of December 31, 2012, we employed 2,393 full time employees. Approximately 613 were in sales and marketing (including 207 in customer service), 297 were in general and administrative, 516 were in manufacturing, and 967 were in research and development. Of the total number of employees, we had approximately 1,366 employees located in the Americas (primarily the U.S.) and 1,027 employees located outside of the Americas.

Research and Development

Research and development expense was $120.3, $115.9, and $105.8 million for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012, 967 of our 2,393 full-time employees were involved in research and development. We believe that development of new products and enhancement of existing products are essential to our continued success. We intend to continue to devote substantial resources to research and new product development. We expect to make significant expenditures to support research and development in the foreseeable future.

We are developing products to support additional printing devices including high-end color copiers and multi-functional devices. We are developing new software applications designed to maximize workflow efficiencies and meet the needs of the graphic arts and commercial print professional, including business process automation, web-to-print, e-commerce, and proofing solutions. We expect to continue to develop new platforms for Industrial Inkjet print technologies as the industry continues and accelerates its transition from analog to digital technology and from solvent-based printing to UV curable ink printing. We have research and development sites in 12 U.S. locations, as well as in India, Europe, the United Kingdom ("U.K."), Brazil, Canada, New Zealand, China, Australia, and Japan. Please refer to *"Growth and Expansion Strategies—Product Innovation"* above. Substantial additional expense is required to complete and bring to market each of the products currently under development.

Manufacturing

We utilize subcontractors to manufacture our Fiery products and, to a lesser extent, our super-wide and wide format digital industrial inkjet printers. These subcontractors work closely with us to promote low cost and high quality while manufacturing our products. Subcontractors purchase components needed for our products from third parties. We are dependent on the ability of our subcontractors to produce the products sold by us. Although we supervise our subcontractors, there can be no assurance that such subcontractors will perform efficiently or effectively. We have outsourced our Fiery production with Avnet, Inc. ("Avnet") and formulation of certain solvent ink with Nazdar Company, Inc. ("Nazdar").

Should our subcontractors experience inability or unwillingness to manufacture or deliver our products, then our business, financial condition, and operations could be harmed. Since we generally do not maintain long-term agreements with our subcontractors and such agreements may be terminated with relatively short notice, any of our subcontractors could terminate their relationship with us and/or enter into agreements with our competitors that might restrict or prohibit them from manufacturing our products or could otherwise lead to an inability or unwillingness to fill our orders in a timely manner or at all. See Item 1A—*We are dependent on a limited number of subcontractors, with whom we do not have long-term contracts, to manufacture and deliver products to our customers. The loss of any of these subcontractors could adversely affect our business.*

Our VUTEk super-wide format printers are primarily manufactured at our Meredith, New Hampshire facility. We have encountered difficulties in hiring and retaining adequate skilled labor and management because

Meredith is not located in a major metropolitan area. Our digital UV ink that is used in our super-wide and wide format industrial digital inkjet printers and label and packaging digital inkjet printing systems is manufactured in a single location in our facility in Ypsilanti, Michigan. Most components used in manufacturing our printers and ink are available from multiple suppliers, except for inkjet print heads and certain key ingredients (primarily pigments and photoinitiators) for our ink. Although typically in low volumes, many key components are sourced from single vendors. If we were unable to obtain the print heads currently used, we would be required to redesign our printers to use different print heads. If we were unable to obtain the pigments, we would be required to reformulate the ink and test the new ink formulation. In two of our locations, we use hazardous materials to formulate digital UV ink. The storage, use, and disposal of those materials must meet the requirements of various environmental regulations. See Item 1A—*If we are not able to hire and retain skilled employees, we may not be able to develop products, or meet demand for our products, in a timely fashion; We depend on a limited group of suppliers for key components in our product. The loss of any of these suppliers, the inability of any of these suppliers to meet our requirements, or delays or shortages of supply of these components, could adversely affect our business;* and *We may be subject to environmental-related liabilities due to our use of hazardous materials and solvents.*

A significant number of the components necessary for manufacturing our products are obtained from a sole supplier or a limited group of suppliers. We depend largely on the following sole and limited source suppliers for our components and manufacturing services:

Supplier	Components
Intel	Central processing units ("CPUs"); chip sets
Toshiba	Application-specific integrated circuits ("ASIC") & inkjet print heads
Open Silicon	ASICs
Altera	ASICs & programmable devices
Tundra	Chip sets
Avnet	Contract manufacturing (Fiery)
Nazdar	Contract manufacturing (solvent ink)
Controls for Automation	Inkjet RFID (radio frequency identification)
Ink pigment suppliers	UV ink pigments and photoinitiators
Columbia Tech	Inkjet sub-assemblies
Roberts Tool	Inkjet sub-assemblies
SEI, S.p.A	Laser finishing and winders
Shenzen Runtianzhi Tech	Inkjet sub-assemblies
Seiko	Inkjet print heads
Xaar	Inkjet print heads
Dimatix	Inkjet print heads
Progress Software	Monarch and Radius operating system
Printable and XMPie	Digital StoreFront modular offerings

We generally do not maintain long-term agreements with our component suppliers. We primarily conduct business with such suppliers solely on a purchase order basis. If any of our sole or limited source suppliers were unwilling or unable to supply us with the components for which we rely on them, we may be unable to continue manufacturing our products utilizing such components.

The absence of agreements with many of our suppliers also subjects us to pricing fluctuations, which is a factor we believe is partially offset by the desire of our suppliers to sell a high quantity of components. Many of our components are similar to those used in personal computers; consequently, the demand and price fluctuations of personal computer components could affect our component costs. In the event of unanticipated volatility in demand for our products, we may be unable to manufacture certain products in quantities sufficient to meet end user demand or we may hold excess quantities of inventory due to their long lead times. We maintain an inventory of components for which we are dependent on sole or limited source suppliers and of components with prices that fluctuate significantly. We cannot ensure that at any given time we will have sufficient inventory to enable us to meet demand for our products, which would harm our financial results. See Item 1A—*We depend on a limited group of suppliers for key components in our products. The loss of any of these suppliers, the inability of any of these suppliers to meet our requirements, or delays or shortages of supply of these components could adversely affect our business.*

Competition

Competition in our markets is intense and involves rapidly changing technologies and frequent new product introductions. To maintain and improve our competitive position, we must continue to develop and introduce new products and features on a timely and cost effective basis to keep pace with the evolving needs of our customers.

Industrial Inkjet

Our line of super-wide and wide format digital industrial inkjet printers competes with printers produced by Agfa, Durst, HP, Canon/Oce, and Inca throughout most of the world. There are Chinese and Korean printer manufacturers in the marketplace, but their products are typically sold in their domestic markets and are not perceived as alternatives in most other markets. Our UV ink is sold to users of our UV industrial inkjet printers, which have advanced quality control systems to ensure that correct color and non-expired ink is used to prevent damage to the printer. This results in most ink used in our printers being sold by us. While third party ink is available, its use compromises the printer's quality control system and also voids most provisions of our printer warranty and service contracts. We believe that our broad product line and leading technology provide a competitive advantage.


Form 10-K

Our Cretaprint ceramic tile decoration digital inkjet printer competes with ceramic tile decoration printers manufactured in Spain (KERAjet), Italy (Durst, Flora, Technoferrari, Projecta-SiTi B&T, Intesa-Sacmi, and System), China (Hope, Meija, and Teckwin), and smaller emerging competition in other markets such as Indonesia. The ceramic tile industry is currently experiencing an ongoing relocation from southern Europe to the emerging markets of China, India, Brazil, and Indonesia. The Chinese market is primarily being targeted by competitors located in India, but we expect the most significant growth to come from ceramic tile decoration digital inkjet printer manufacturers that will relocate to China. Accordingly, we have opened a Cretaprint sales and support center in Foshan, Guangdong, China, which is home to the largest concentration of tile manufacturers in China.

Most ceramic tile decoration digital inkjet printer manufacturers have a background in analog equipment for ceramic tile plants and tile manufacturing facilities, while Durst and Flora entered the ceramic tile decoration market from the digital graphic arts business. Our ceramic tile decoration competitors are a mix of large, medium, and small ceramic tile decoration printer manufacturers, which are primarily privately owned. Cretaprint is the only vendor with a background in both digital inkjet graphic arts and traditional analog ceramic equipment. Success in the market is based on product development, competitive pricing, strong direct sales, customer service, and support.

Productivity Software

Our Productivity Software operating segment, which includes our business process automation and cloud-based order entry and order management systems, faces competition from software application vendors that specifically target the printing industry. These vendors are typically small, privately-owned companies. We also face competition from larger vendors that currently offer, or are seeking to develop, business process automation printing products including HP, Epicor, and SAP.

Fiery

The principal competitive factors affecting the market for our Fiery solutions include, among others, customer service and support, product reputation, quality, performance, price, and product features such as functionality, scalability, ease of use, and ability to interface with products produced by the significant printer manufacturers. We believe we have generally competed effectively against product offerings of our competitors on the basis of such factors; however, there can be no assurance that we will continue to compete effectively in the future based on these or any other competitive factors.

Although we have a direct relationship with each of the leading printer manufacturers and work closely together with them to design, develop, and integrate Fiery controller and software technology into their print engines to maximize their quality and capability, our primary competitors for stand-alone color controllers, embedded controllers, and design-licensed solutions are these same leading printer manufacturing companies. They each maintain substantial investments in research and development. Some of this investment is targeted at integrating products and technology that we have designed and some of this investment is targeted at developing products and technology that compete with our Fiery brand. Our market position, vis-à-vis internally developed controllers, is small; however, we are the largest third party controller vendor. We believe that our advantages include our continuously advancing technology, short time-to-market, brand recognition, end user loyalty, sizable installed base, number of products supported, price driven by lower development costs, and market knowledge. We intend to continue to develop new digital print controllers with capabilities that meet the changing needs of the printer manufacturers' product development roadmaps. Although we do not directly control the distribution channels, we provide a variety of features as well as unique "look and feel" to the printer manufacturers' products to differentiate our customers' products from those of their competitors. Ultimately, we believe that end customer and reseller channel preference for the Fiery controller and software solutions drives demand for Fiery products through the printer manufacturers.

We believe the principal competitive factor affecting our markets is the market acceptance rates for new printing technology. There can be no assurance that we will continue to advance our technology and products or compete effectively against other companies' product offerings. Any failure to do so could have a material adverse affect on our business, operating results, and financial condition.

Deferred Proceeds from Property Transaction

On November 1, 2012, we sold the 294,000 square foot building located at 303 Velocity Way in Foster City, California, which serves as our corporate headquarters, along with approximately four acres of land and certain other assets related to the property, to Gilead Sciences, Inc. ("Gilead") for $179.6 million. We will continue to use the facility for up to one year for which rent is not required to be paid. We are accounting for this transaction as a financing transaction related to our continued use of the facility and a sublease receivable relative to Gilead's use of a portion of the facility. Our use of the facility during the rent-free period constitutes a form of continuing involvement that prevents gain recognition. We will record interest expense on the financing obligation at our incremental borrowing rate and increase the financing obligation by the same amount. At the same time, we will record sublease income at an implied market rate from Gilead and record a sublease receivable for the same amount. We will vacate the facility during the fourth quarter of 2013. At that point, we will have no continuing involvement with the property and we will account for the transaction as a property sale, thereby recognizing a gain of approximately $118 million on the sale of the property, which represents the difference between the sales proceeds and the carrying value of the property and related assets as well as any direct incremental costs associated with the sale.

As more fully disclosed in Note 8—Commitments and Contingencies of the Notes to Consolidated Financial Statements, the building was subject to a synthetic lease agreement. The synthetic lease agreement was terminated in conjunction with the sale of the building to Gilead.

Intellectual Property Rights

We rely on a combination of patent, copyright, trademark, and trade secret laws; non-disclosure agreements; and other contractual provisions to establish, maintain, and protect our intellectual property rights. Although we believe that our intellectual property rights are important to our business, no single patent, copyright, trademark, or trade secret is solely responsible for the development and manufacturing of our products.

We are currently pursuing patent applications in the U.S. and certain foreign jurisdictions to protect various inventions. Over time, we have accumulated a portfolio of patents issued in these jurisdictions. We own or have rights to the copyrights to the software code in our products and the rights to the trademarks under which our products are marketed. We have registered certain trademarks in the U.S. and certain foreign jurisdictions and will continue to evaluate the registration of additional trademarks as appropriate.

Certain of our products include intellectual property licensed from our customers. We have also granted and may continue to grant licenses to our intellectual property, when and as we deem appropriate. For a discussion of risks relating to our intellectual property, see Item 1A—*We may be unable to adequately protect our proprietary information and may incur expenses to defend our proprietary information.*

Financial Information about Foreign and Domestic Operations and Export Sales

See Note 15—Segment Information, Geographic Data, and Major Customers and Note 11—Income Taxes of the Notes to Consolidated Financial Statements. See also Item 1A—*We face risks from our international operations* and *We face risks from currency fluctuations.*

Item 1A: Risk Factors


Form 10-K

We do not typically have long-term purchase contracts with the printer manufacturer customers that purchase our Fiery controller and software solutions. They have in the past reduced or ceased, and could at any time in the future reduce or cease, to purchase products from us, thereby harming our operating results and business.

Although end customer and reseller channel preference for Fiery controller and software solutions drives demand, most Fiery revenue relies on printer manufacturers to design, develop, and integrate Fiery technology into their print engines. We have a direct relationship with several leading printer manufacturers and work closely with them to design, develop, and integrate Fiery controller and software technology to maximize the capability of their print engines. These manufacturers act as distributors and sell Fiery products to end customers through reseller channels.

A significant portion of our revenue is, and has been, generated by sales of our Fiery printer and copier related products to a relatively small number of leading printer manufacturers. Xerox provided 12% of our revenue for the year ended December 31, 2012. Xerox and Ricoh each provided more than 10% of our revenue individually and together accounted for 26% of our revenue for the year ended December 31, 2011. Xerox and Canon each contributed over 10% of our revenue and together accounted for approximately 27% of our revenue for the year ended December 31, 2010. Because sales of our printer and copier-related products constitute a significant portion of our revenue and there are a limited number of printer manufacturers producing copiers and printers in sufficient volume to be attractive customers for us, we expect that we will continue to depend on a relatively small number of printer manufacturers for a significant portion of our Fiery controller revenue in future periods. Accordingly, if we lose or experience reduced sales to one of these printer manufacturer customers, we will have difficulty replacing that revenue with sales to new or existing customers and our Fiery revenue will likely decline significantly.

With the exception of certain minimum purchase obligations, we typically do not have long-term volume purchase contracts with our significant printer manufacturer customers, including Xerox, Konica Minolta, Ricoh, and Canon, and they are not obligated to purchase products from us. Accordingly, our printer manufacturer customers could at any time reduce their purchases from us or cease purchasing our products altogether. In the past, these printer manufacturer customers have elected to develop products on their own for sale to end customers, incorporated technologies developed by other companies into their products, and have directly sold third party competitive products, rather than rely solely or partially on our products. We expect that these printer manufacturer customers will continue to make such elections in the future.

Many of the products and technologies we are developing require that we coordinate development, quality testing, marketing, and other tasks with these printer manufacturers. We cannot control their development efforts or the timing of these efforts. We rely on these printer manufacturers to develop new printer and copier solutions, applications, and product enhancements that utilize our Fiery controller technologies in a timely and cost-effective manner. Our continued success in the controller industry depends on the ability of these printer manufacturers to utilize our technologies to develop the right solutions with the right features to meet ever changing customer requirements and responding to emerging industry standards and other technological changes. If our printer manufacturer customers fail to meet customer and market requirements, or delay the release of their products, our revenue and results of operations may be adversely affected.

These printer manufacturers work closely with us to develop products that are specific to each of their copiers and printers. Coordinating with them may cause delays in our own product development efforts that are outside of our control. If these printer manufacturers delay the release of their products, our revenue and results of operations may be adversely affected. Our revenue and results of operations may also be adversely affected if we cannot meet the product specifications of the printer manufacturers for their specific copiers and printers, as well as successfully manage the additional engineering and support effort and other risks associated with a wide range of products.

Because our printer manufacturer customers incorporate our products into products they manufacture and sell, any decline in demand for copiers or laser printers or any other negative developments affecting our major customers or the computer industry in general, including reduced end user demand, would likely harm our results of operations. Certain printer manufacturer customers have in the past experienced serious financial difficulties, which led to a decline in sales of our products. If any significant customers face such difficulties in the future, our operating results could be harmed through, among other things, decreased sales volume, write-off of accounts receivable, and write-off of inventories related to products we have manufactured for these customers' products.

A significant portion of our operating expenses are fixed in advance based on projected sales levels and margins, our forecasts of end user demand, sales forecasts from our significant customers, and product development programs. A substantial portion of our shipments are scheduled for delivery within 90 days or less and our customers may cancel orders and change volume levels or delivery times for products they have ordered from us without penalty. Accordingly, if sales are below expectations in any given quarter, the adverse impact of the shortfall in revenue on operating results may be, and has been in the past, increased by our inability to adjust expenses in the short-term to compensate for this shortfall.

We face competition from other suppliers as well as the leading printer manufacturers, which are also our customers. If we are not able to compete successfully, our business may be harmed.

The industrial digital inkjet printing marketplace is highly competitive and characterized by rapid technological change. We compete against a number of suppliers of imaging products and technologies, including the leading printer manufacturers, which are also our customers. Although we attempt to develop and support innovative products that end users demand, products or technologies developed by competing suppliers, including the leading printer manufacturers, could render our products or technologies obsolete or noncompetitive.

The leading printer manufacturers internally develop and sell products that compete directly with our current products. They have significant investments in their existing solutions and have substantial resources that may enable them to develop or improve, more quickly than us, technologies similar to ours that are compatible with their own products. They have marketed in the past, and likely will continue to market in the future, their own internal technologies and solutions in addition to ours, even when their technologies and solutions are less advanced, have lower performance, or are more expensive than our products. Given the significant financial, marketing, and other resources of our larger printer manufacturer customers and other significant printer manufacturers in the imaging industry who are not our customers, we may not be able to successfully compete by selling similar products that they develop internally. If we cannot compete successfully against their internally developed products, we may lose sales and market share in those areas where they choose to compete and our business may be harmed.

While many of the leading printer manufacturers incorporate our technologies into their end products on an exclusive basis, we do not have any formal agreements that prevent them from offering alternative products to end customers that do not incorporate our technologies. As has occurred in the past, if they offer products incorporating technologies from alternative suppliers instead of, or in addition to, products incorporating our technologies, our market share could decrease, which would likely reduce our revenue and adversely affect our financial results.

The market for our super-wide and wide format printers is very competitive.

The printing equipment industry is extremely competitive. Our super-wide and wide format industrial digital inkjet products compete against several companies that market industrial digital inkjet printing systems based on electrostatic, drop-on-demand, and continuous drop-on-demand inkjet, and other technologies and printers utilizing UV curable ink including Agfa, Durst, HP, Canon/Oce, and Inca. Certain competitors have greater resources to develop new products and technologies and market those products, as well as acquire or develop critical components at lower costs, which would provide them with a competitive advantage. They could also exert downward pressure on product pricing to gain market share.


Form 10-K

The local competitors in the Chinese and Korean markets are developing, manufacturing, and selling inexpensive printers mainly to the local Chinese and Korean markets. These Chinese and Korean manufacturers have begun penetrating the international market and have partnered with other super-wide format printer manufacturers. Our ability to compete depends on factors both within and outside of our control, including the price, performance, and acceptance of our current printers and any products we develop in the future.

We also face competition from existing conventional super-wide and wide format digital inkjet printing methods, including screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we can compete effectively with any such products.

The market for our ceramic tile decoration digital inkjet printers is very competitive.

Our Cretaprint ceramic tile decoration digital inkjet printer competes with ceramic tile decoration printers manufactured in Spain, Italy, Brazil, China, and smaller emerging competition in other markets such as Indonesia. The Chinese market is primarily being targeted by competitors located in India, but we expect the most significant growth to come from ceramic tile decoration digital inkjet printer manufacturers that will relocate to China.

Most ceramic tile decoration digital inkjet printer manufacturers have a background in analog equipment for ceramic tile plants and tile manufacturing facilities, while Durst and Flora entered the ceramic tile decoration market from the digital graphic arts business. Our ceramic tile decoration imaging competitors are a mix of large, medium, and small ceramic tile decoration printer manufacturers, which are primarily privately owned. Cretaprint is the only vendor with a background in both digital inkjet graphic arts and traditional analog ceramic equipment. Nevertheless, our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our ceramic tile decoration digital inkjet printers. We cannot assure you that we can compete effectively with any such products.

We face strong competition for printing supplies such as ink.

We compete with independent manufacturers in the ink market.

Our UV ink is sold to users of our super-wide and wide format UV industrial inkjet printers, which have advanced quality control systems to ensure that correct color and non-expired ink is used to prevent damage to the printer. This results in most ink used in our super-wide and wide format printers being sold by us. While third party ink is available, its use compromises the printer's quality control system and also voids most provisions of our printer warranty and service contracts.

Nevertheless, we cannot guarantee we will be able to remain the principal ink supplier for our printers. We could experience an overall price reduction within the ink market, which would also adversely affect our gross profit. The loss of ink sales or price reduction in our printer installed base could adversely impact our revenue and gross profit.

We face strong competition in our Productivity Software operating segment.

Our Productivity Software operating segment, which includes our business process automation and cloud-based order entry and order management systems, faces competition from software application vendors that specifically target the printing industry. These vendors are typically small, privately-owned companies. We also face competition from larger vendors that currently offer, or are seeking to develop, business process automation printing products including HP, Epicor, and SAP.

We believe the principal competitive factor affecting our markets is the market acceptance rates for new printing technology. There can be no assurance that we will continue to advance our technology and products or compete effectively against other companies' product offerings. Any failure to do so could have a material adverse affect on our business, operating results, and financial condition.

We sell our products to distributors and, with respect to some regions and products, directly to end users. If we are unable to effectively manage a direct sales force, our revenue could decline.

We sell our Industrial Inkjet and Productivity Software products to both distributors and directly to end users. Our Industrial Inkjet products are sold by a direct sales force in North America and Europe and by distributors world-wide. Our Productivity Software products are primarily sold directly to end users by our direct sales force world-wide.

If we are unable to effectively manage our direct sales force and develop marketing programs that reach end users, we are likely to see a decline in revenue from those products.

Price reductions for all of our products may affect our revenue in the future.

We have made, and may in the future make, price reductions for our products to drive demand and remain competitive. Depending on the price-elasticity of demand for our products, the pricing and quality of competitive products, and other economic and competitive conditions, such price reductions may have an adverse impact on our revenue and profit. If we are not able to compensate for price reductions with increased sales volume, our results of operations could be adversely affected.

Ongoing economic uncertainty has negatively affected our business in the past and may negatively affect our business in the future.

Our revenue and profitability depends significantly on the overall demand for information technology products that enable printing of digital data, which in turn depends on a variety of macro- and micro-economic conditions. In addition, revenue growth and profitability in our Industrial Inkjet operating segment depends on demand and spending for advertising and marketing products and programs, which also depends on a variety of macro-and micro-economic conditions.

Uncertainty about current global economic conditions, especially in Europe, poses a risk as our customers may delay purchases of our products in response to tighter credit, negative financial news, and/or declines in income or asset values. Any financial turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate or terminate their activities have resulted in a tightening in the credit market, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency, and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers and distributors to obtain credit to finance purchases of our products and/or customer and distributor insolvencies; increased difficulty in managing inventories; and other financial institutions negatively impacting our treasury operations.

Our financial performance could vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments or cash equivalents, impairment charges on our assets, gains or losses related to equity and other investments, and interest rates. Continuing volatility in the financial market and overall economic uncertainty increases the risk that actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them.

Sustained uncertainty about current global economic conditions together with delays or reductions in information technology spending could cause a decline in demand for our products and services and consequently harm our business, operating results, financial condition, and prospects, which could increase the volatility of our stock price.

Economic uncertainty is particularly acute in Europe recently. We have no European sovereign debt investments. Our European debt and money market investments consist of non-sovereign corporate debt included within money market funds and corporate debt securities of $38.1 million, which represents 23% of our money market funds and corporate debt securities at December 31, 2012. Our European debt investments are primarily with corporations domiciled in the northern or central European countries of Sweden, Germany, Netherlands, Switzerland, Norway, Denmark, Luxembourg, France, Belgium, and the U.K. However, approximately $1.7 million, or 5% of our European investments, consists of money market funds with two banks in the southern European country of Spain. We believe that we do not have significant exposure with respect to our money market and corporate debt investments in Europe. Nevertheless, we do have some exposure due to the interdependencies among the European Union countries.


Form 10-K

Since Europe is composed of varied countries and regional economies, our European risk profile is somewhat more diversified due to the varying economic conditions among the countries. Approximately 25% of our receivables are with European customers as of December 31, 2012. Of this amount, 34% of our European receivables (8% of consolidated receivables) are in the higher risk southern European countries (mostly Spain, Italy, and Portugal), which are adequately reserved. The ongoing relocation of the ceramic tile industry from southern Europe to the emerging markets of China, India, Brazil, and Indonesia will reduce our exposure to credit risk in southern Europe. Nevertheless, if the ongoing economic uncertainty continues in southern Europe and spreads among all the European Union countries, we may experience difficulty collecting receivables from our European customers.

Our operating results may fluctuate based on many factors, which could adversely affect our stock price.

Stock prices of high technology companies such as ours tend to be volatile as a result of various factors, including variations in operating results and, consequently, fluctuations in our operating results could adversely affect our stock price. Factors that have caused our operating results and stock price to fluctuate in the past and that may cause future fluctuations include:

- shrinking customer base in our Industrial Inkjet and Productivity Software operating segments due to business consolidations and shrinking installed base due to print shops ceasing operations;

- varying demand for our Fiery products from the leading printer manufacturing companies due to their product development and marketing efforts, financial and operating condition, inventory management practices, and general economic conditions;
- shrinking number of significant printer manufacturers due to business consolidation in the industry;
- shifts in customer demand to lower cost products;
- success and timing of new product introductions by the leading printer manufacturing companies and us;
- success and timing of new Industrial Inkjet product introductions;
- market penetration in the ceramic tile decoration digital inkjet printer market and growth in the ceramic tile industry generally;
- the performance of our products generally;
- volatility in foreign exchange rates, changes in interest rates, and/or financing credit to consumers of digital copiers and printers;
- price reductions by our competitors and us, which may be exacerbated by competitive pressures caused by economic conditions;
- substitution of third party ink for our ink products by users of our super-wide and wide format printers;
- delay, cancellation, or rescheduling of orders or projects;
- delays or shortages in the supply of our key components including, without limitation, inkjet print heads, ink components, and inability of our suppliers to meet our requirements;
- availability of key components and licenses, including possible delays in deliveries from suppliers, the performance of third party subcontract manufacturers, and the status of our relationships with key suppliers;
- potential excess or shortage of employees;
- potential excess or shortage of research and development center locations;
- synergy and contribution of acquisitions and integration of new businesses;
- potential reduction in acquired company customer base due to lack of customer acceptance of our legacy products or perceived inadequate support of the acquired product line;
- changes in our product mix between higher and lower gross profit products such as:
    - shifts within the Industrial Inkjet operating segment from super-wide format to wide format printers;
    - shifts within the Productivity Software operating segment from license revenue to higher gross profit maintenance or professional services;
    - shifts between the higher gross profit Fiery and Productivity Software operating segments to the lower gross profit Industrial Inkjet operating segment;
    - shifts within the Fiery operating segment from stand-alone products to lower gross profit embedded products;
- costs to comply with any applicable governmental regulations;
- cost associated with possible SEC and regulatory actions;
- costs related to our entry into new markets;
- general economic conditions, such as the current economic uncertainty, especially in Europe;

- commencement of litigation or adverse results in pending litigation; and
- other risks described herein.

Entry into new markets or distribution channels could result in higher operating expenses that may not be offset by increased revenue.

We continue to explore opportunities to develop or acquire additional product lines in new markets, such as print management business process automation software, document scanning solutions, ceramic tile decoration UV ink, and industrial inkjet printers. We expect to continue to invest funds to develop new distribution and marketing channels for these and additional new products and services, which will increase our operating expenses.

We do not know if we will be successful in developing these channels, or whether the market will accept any of our new products or services, or if we will generate sufficient revenue from these activities to offset the additional operating expenses we incur. Even if we are able to introduce new products or services, if customers do not accept these new products or services, or if we are not able to price such products or services competitively, our results of operations will likely be adversely affected.

We license software used in most of our Fiery products and certain Productivity Software products from Adobe and the loss of these licenses would prevent shipment of these products.

Many of our current products include software that we must license from Adobe. Specifically, we are required to obtain separate licenses from Adobe for the right to use Adobe PostScript® software in each type of copier or printer used with a Fiery controller, and other Adobe software for certain Productivity Software products. Although to date we have successfully obtained licenses to use Adobe PostScript® and other Adobe software when required, Adobe is not required to, and we cannot be certain that Adobe will, grant future licenses to Adobe PostScript® and other Adobe software on reasonable terms, in a timely manner, or at all. To obtain licenses from Adobe, Adobe requires that we obtain quality assurance approvals from them for our products that use Adobe software. Although to date we have successfully obtained such quality assurance approvals from Adobe, we cannot be certain they will grant us such approvals in the future. If Adobe does not grant us such licenses or approvals, if the Adobe licenses are terminated, or if our relationship is otherwise materially impaired, we would likely be unable to sell products that incorporate Adobe PostScript® or other Adobe software and our financial condition and results of operations would be significantly harmed.


Form 10-K

We depend on a limited group of suppliers for key components in our products. The loss of any of these suppliers, the inability of any of these suppliers to meet our requirements, or delays or shortages of supply of these components could adversely affect our business.

Certain components necessary for the manufacture of our products are obtained from a sole supplier or a limited group of suppliers. These include CPUs, chip sets, ASICs, and other related semiconductor components; inkjet print heads for our super-wide, wide format, label and packaging, and ceramic tile decoration printers, and certain key ingredients (primarily pigments and photoinitiators) for our digital UV ink. We generally do not maintain long-term agreements with our component suppliers and conduct business with such suppliers solely on a purchase order basis. If we are unable to continue to procure these sole or limited sourced components from our current suppliers in the required quantities, we will have to qualify other sources, if possible, or redesign our products. If we are unable to obtain the print heads that we currently use, we would be required to redesign our printers to use different print heads. If we are unable to obtain the required pigments, we would need to reformulate our digital UV ink and test the new ink formulation. These suppliers may be concentrated within similar industries or geographic locations, which could potentially exacerbate these risks. We cannot provide assurance that other sources of these components exist or will be willing to supply us on reasonable terms or at all, or that we will be able to design around these components. Any unavailability, delays, or shortages of these components or any inability of our suppliers to meet our requirements, could harm our business.

Because the purchase of certain key components involves long lead times, in the event of unanticipated volatility in demand for our products, we have in the past been, and may in the future be, unable to manufacture certain products in a quantity sufficient to meet demand. Further, as has occurred in the past, in the event that anticipated demand does not materialize, we may hold excess quantities of inventory that could become obsolete. To meet projected demand, we maintain an inventory of components for which we are dependent on sole or limited source suppliers and components with prices that fluctuate significantly. As a result, we are subject to risk of inventory obsolescence, which could adversely affect our operating results and financial condition.

Market prices and availability of certain components, particularly memory subsystems and Intel-designed components, which collectively represent a substantial portion of the total manufactured cost of our products, have fluctuated significantly in the past. Such fluctuations could have a material adverse effect on our operating results and financial condition including reduced gross profit.

We are dependent on a limited number of subcontractors, with whom we do not have long-term contracts, to manufacture and deliver products to our customers. The loss of any of these subcontractors could adversely affect our business.

We subcontract with other companies to manufacture certain of our products and we generally do not have long-term agreements with these subcontractors. While we closely monitor our subcontractors' performance, we cannot be assured that such subcontractors will continue to manufacture our products in a timely and effective manner. In the past, a weakened economy led to the dissolution, bankruptcy, or consolidation of some of our subcontractors, which decreased the available number of subcontractors. If the available number of subcontractors were to decrease in the future, it is possible that we would not be able to secure appropriate subcontractors to fulfill our demand in a timely manner, or at all, particularly if demand for our products increases.

The existence of fewer subcontractors may reduce our negotiating leverage, thereby potentially resulting in higher product costs. Financial problems resulting in the inability of our subcontractors to make or ship our products, or fix quality problems, or other difficulties, could harm our business, operating results, and financial condition. If we change subcontractors, we could experience delays in finding, qualifying, and commencing business with new subcontractors, which would result in delay in delivery of our products and potentially the cancellation of orders for our products.

A high concentration of Fiery controllers has been manufactured at a single subcontractor location, Avnet in San Jose, California. Certain solvent ink is formulated by Nazdar. Certain Industrial Inkjet sub-assemblies are manufactured by three subcontractors. One of these subcontractors has a very limited customer base. Should our subcontractors experience any inability, or unwillingness, to manufacture or deliver our products, then our business, financial condition, and operations could be harmed. Since we generally do not maintain long-term agreements with our subcontractors, any of our subcontractors could enter into agreements with our competitors that might restrict or prohibit them from manufacturing our products or could otherwise lead to an inability to fill our orders in a timely manner. In such event, we may not be able to find suitable replacement subcontractors, in which case our financial condition and operations would likely be harmed.

We may face increased risk of inventory obsolescence, excess, or shortages related to our Industrial Inkjet printers and ink.

We procure raw materials and internally manufacture our super-wide format digital industrial inkjet printers and digital UV ink and ceramic tile decoration digital inkjet printers based on our sales forecasts. If we do not accurately forecast demand for our products, we may produce or purchase excess inventory, which may result in our inventory becoming obsolete. We might not produce the correct mix of products to match actual demand if our sales forecast is not accurate, resulting in lost sales. If we have excess printers, ink, or other products, we may need to lower prices to stimulate demand.

Our ink products have a defined shelf life. If we do not sell the ink before the end of its shelf life, it will have to be written off. We have also experienced UV ink shortages in the past and may continue to experience such shortages in the future. UV ink shortages may require that we incur additional costs to respond to increased demand and overcome such shortages.

If we are not able to hire and retain skilled employees, we may not be able to develop products, or meet demand for our products, in a timely fashion.

We depend on skilled employees, such as software and hardware engineers, quality assurance engineers, chemists and chemical engineers and other technical professionals with specialized skills. We are headquartered in the Silicon Valley and additionally have research and development offices in India, Europe, the U.K., Brazil, Canada, New Zealand, China, Australia, and Japan. Competition has historically been intense among companies hiring engineering and technical professionals. In times of professional labor imbalances, it has in the past and is likely in the future, to be difficult to locate and hire qualified engineers and technical professionals and to retain these employees. There are many technology companies located near our corporate offices in the Silicon Valley and our operations in India that may attempt to hire our employees.

Our VUTEk printers are manufactured at our Meredith, New Hampshire facility, which is not located in a major metropolitan area. We have encountered difficulties in hiring and retaining adequate skilled labor and management at this location.

The movement of our stock price may also impact our ability to hire and retain employees. If we do not offer competitive compensation, we may not be able to recruit or retain employees, which may have an adverse effect on our ability to develop products in a timely fashion, which could harm our business, financial condition, and operating results.


Form 10-K

We offer a broad-based equity compensation plan based on granting stock options and restricted stock from stockholder-approved plans to remain competitive in the labor market. Any difficulty in obtaining stockholder approval of equity compensation plans could limit our ability to grant equity awards to employees in the future. If we cannot offer equity awards, when necessary, in order to provide compensation that is competitive with other companies seeking the same employees, it may be difficult to hire and retain skilled employees.

Growing market share in the Productivity Software and Industrial Inkjet operating segments increases the possibility that we will experience additional bad debt expense.

The leading printer manufacturers, which comprise the majority of the customer base in our Fiery operating segment, are typically large profitable customers with little credit risk to us. Our Productivity Software and Industrial Inkjet operating segments sell primarily through a direct sales force to a broader base of customers than Fiery. Many of the Productivity Software and Industrial Inkjet customers are smaller and potentially less creditworthy. Our ceramic tile decoration digital inkjet customer base is primarily located in geographic regions, which have recently been subject to economic challenges including southern Europe (primarily Spain, Italy, and Portugal) and emerging markets in APAC. Furthermore, if we increase the percentage of Productivity Software and Industrial Inkjet products that are sold internationally, it may be challenging to enforce our legal rights should collection issues arise.

Due to these and other factors, growing Industrial Inkjet and Productivity Software market share may cause us to experience an increase in bad debt expense.

Acquisitions may result in unanticipated accounting charges or otherwise adversely affect our results of operations and result in difficulties assimilating and integrating operations, personnel, technologies, products, and information systems of acquired companies or businesses.

We seek to develop new technologies and products from both internal and external sources. We have also purchased companies and businesses for the primary purpose of acquiring their customer base. As part of this effort, we have in the past made, and will likely continue to make, acquisitions of other companies or other companies' assets.

Acquisitions involve numerous risks, such as:

- equity securities issued in connection with an acquisition may be dilutive to our existing stockholders; alternatively, acquisitions made entirely or partially for cash will reduce cash reserves (as was the case with respect to each of our acquisitions during the past three years);
- difficulties integrating operations, employees, technologies, or products and the related diversion of management attention, time, and effort to accomplish successful integration;
- risk of entering markets in which we have little or no prior experience, or entering markets where competitors have stronger market positions;
- possible write-downs of impaired assets;
- possible restructuring of head count or leased facilities;
- potential loss of key employees of the acquired company;
- possible overruns (compared to expectations) relative to the expense levels and cash outflows of the acquired business;
- adverse reactions by customers, suppliers, or parties transacting business with the acquired company or us;
- risk of negatively impacting stock analyst ratings;
- potential litigation or any administrative proceedings arising from prior transactions or prior actions of the acquired company;
- inability to protect or secure technology rights;
- possible overruns of direct acquisition and integration costs; and
- increased operating costs.

Mergers and acquisitions of companies are inherently risky. We cannot provide assurance that previous or future acquisitions will be successful or will not harm our business, operating results, financial condition, or stock price.

We face risks relating to the potential impairment of goodwill and long-lived assets.

We complete a review of the carrying value of our assets annually and, based on a combination of factors (i.e., triggering events), we may be required to perform an interim analysis.

Given the uncertainty of the economic environment and its potential impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of our goodwill impairment testing at December 31, 2012 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or gross profit rates are not achieved, we may be required to record additional goodwill impairment charges in future periods relating to any of our reporting units, whether in connection with the next annual impairment testing in the fourth quarter of 2013 or prior to that, if an interim triggering event has occurred. It is not possible to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

No assurance can be given that any future impairments would not affect our financial performance and valuation of assets and, as a result, harm our operating results, financial condition, or stock price.

We face risks from currency fluctuations.

Approximately $298.0 (46%), $246.3(42%), and $210.3 (42%) million of revenue for the years ended December 31, 2012, 2011, and 2010, respectively, shipped to locations outside the Americas, primarily to EMEA and APAC. We expect that sales shipped outside the Americas will continue to represent a significant portion of total revenue.

Given the significance of non-U.S. sales to our total revenue, we face a continuing risk from the fluctuation of the U.S. dollar versus foreign currencies. Although the majority of our receivables are invoiced and collected in U.S. dollars, we have exposure from non-U.S. dollar-denominated sales (consisting of the Euro, British pound sterling, Japanese yen, Brazilian real, Australian dollar, and New Zealand dollar).

We have a substantial number of international employees, resulting in material operating expenses denominated in foreign currencies. We have exposure from non-U.S. dollar-denominated operating expenses in foreign countries (primarily the Euro, British pound sterling, Japanese yen, Indian rupee, Brazilian real, and Australian dollar). Changes in exchange rates, and in particular a weakening of the U.S. dollar, may adversely affect our consolidated operating expenses and operating income as expressed in U.S. dollars. We hedge our operating expense exposure in Indian rupees. The notional amount of our Indian rupee cash flow hedge was $2.7 million at December 31, 2012. As of December 31, 2012, we had not entered into hedges against any other currency exposures, but we may consider hedging against movements in other currencies, as well as adjusting the hedged portion of our Indian rupee exposure, in the future.

Our efforts to reduce risk from our international operations and from fluctuations in foreign currencies or interest rates may not be successful, which could harm our financial condition and operating results.


Form 10-K

We face risks from our international operations.

We are subject to certain risks because of our international operations as follows:

- changes in governmental regulation, including labor regulations, and our inability or failure to obtain required approvals, permits, or registrations could harm our international and domestic sales and adversely affect our revenue, business, and operations,
- violations of governmental regulation, including labor regulations, could result in fines and penalties, including prohibiting us from exporting our products to one or more countries, and could materially adversely affect our business,
- international labor regulations may be substantially different than the regulations we are accustomed to in the U.S., which may negatively impact labor efficiency and workforce relations,
- trade legislation in either the U.S. or other countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect our ability to sell or manufacture in international markets,
- adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries,
- potential changes in the tax structures of European countries necessitated by the recent global economic downturn, and
- some of our sales to international customers are made under export licenses that must be obtained from the U.S. Department of Commerce ("DOC") and certain transactions require prior approval of the DOC or other governmental agencies.

We incur additional legal compliance costs associated with our international operations and could become subject to legal penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the U.S. In many foreign countries, particularly those with developing economies, it may be common to engage in business practices that are prohibited by U.S. regulations such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors, and agents, as well as companies to which we outsource business operations, including those based in or from countries where practices that violate such U.S. laws may be customary, will not take actions in violation of our policies. Furthermore, there can be no assurance that employees, contractors, and agents of acquired companies did not take actions in violation of such laws and regulations prior to the date they were acquired by us, although we perform due diligence procedures to endeavor to discover any such actions prior to the acquisition date. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business.

Other risks include political and economic conditions in a specific country or region. Specifically, if the European economy continues to weaken, then credit markets may be impacted making it difficult for our customers to finance the purchase of our equipment. Marketing spending may be impacted if the European economy remains weak, which could reduce demand for our products.

Many countries in which we derive revenue do not have comprehensive and highly developed legal systems, particularly with respect to the protection of intellectual property rights, which, among other things, can result in a prevalence of infringing products and counterfeit goods in certain countries, which could harm our business and reputation.

We are subject to numerous federal, state, and foreign employment laws and may face claims in the future under such laws.

We are subject to numerous federal, state, and foreign employment laws and from time to time face claims by our employees and former employees under such laws. Although there are no material claims pending or threatened against us under federal, state, or foreign employment laws, we cannot assure you that material claims under such laws will not be made in the future against us, nor can we predict the likely impact of any such claims on us, or that, if asserted, we would be able to successfully resolve any such claims without incurring significant expense.

We may be unable to adequately protect our proprietary information and may incur expenses to defend our proprietary information.

We rely on copyright, patent, trademark, and trade secret protection, in addition to nondisclosure agreements, licensing, and cross-licensing arrangements to establish, maintain, and protect our intellectual property rights, all of which afford only limited protection. We have patents and pending patent applications in the U.S. and various foreign countries. There can be no assurance that patents will issue from our pending applications or from any future applications, or that, if issued, any claims allowed will be sufficiently broad to protect our technology. Any failure to adequately protect our proprietary information could harm our financial condition and operating results. We cannot be certain that any patents that have been, or may in the future be issued to us, or which we license from third parties, or any other proprietary rights will not be challenged, invalidated, or circumvented. In addition, we cannot be certain that any rights granted to us under any patents, licenses, or other proprietary rights will provide adequate protection of our proprietary information.

As different areas of our business change or mature, from time to time we evaluate our patent portfolio and decide to either pursue or not pursue specific patents and patent applications related to such areas. Choosing not to pursue certain patents, patentable applications, and failing to file applications for potentially patentable inventions, may harm our business by, among other things, enabling our competitors to more effectively compete with us, reducing potential claims we can bring against third parties for patent infringement, and limiting our potential defenses to intellectual property claims brought by third parties.

Litigation has been, and may continue to be, necessary to defend and enforce our proprietary rights. Such litigation, whether or not concluded successfully, could involve significant expense and the diversion of our attention and other resources, which could harm our financial condition and operating results.

We face risks from third party claims of infringement and potential litigation.

Third parties have claimed in the past, and may claim in the future, that our products infringe, or may infringe, their proprietary rights. Such claims have resulted in lengthy and expensive litigation in the past and could have a similar result in the future. Such claims and any related litigation, whether or not we are successful in the litigation, could result in substantial costs and diversion of our resources, which could harm our financial condition and operating results. Although we may seek licenses from third parties covering intellectual property that we are allegedly infringing, we cannot assure you that any such licenses could be obtained on acceptable terms, if at all.

We may be subject to risk of loss due to fire because certain materials we use in our ink manufacturing process are flammable.

We use flammable materials in the digital UV ink manufacturing process. Therefore, we may be subject to risk of loss resulting from fire. The risk of fire associated with these materials cannot be completely eliminated. We own certain facilities that manufacture our ink, which increases our exposure to such risk. We maintain insurance policies to cover losses caused by fire, including business interruption insurance. If one or more of these facilities is damaged or otherwise ceases operations as a result of fire, it would reduce our digital UV ink manufacturing capacity, which may reduce revenue and adversely affect our business.

The location and concentration of our facilities subjects us to risk of earthquakes, floods, or other natural disasters.


Form 10-K

Our corporate headquarters, including a significant portion of our research and development facilities, are located in the San Francisco Bay Area, which is known for seismic activity. This area has also experienced flooding in the past. Many of the components necessary for our products are purchased from suppliers based in areas that are subject to risk from natural disasters including the San Francisco Bay Area, Taiwan, and Japan. As a result of the natural disaster that occurred in Japan in March 2011, some of the leading printer manufacturers with operations in Japan reduced their orders of products from us as a result of interruptions in their businesses, and may continue to reduce their orders. Our sales to Japan decreased by 15% in 2011 as compared with the prior year, partially due to this impact.

A significant natural disaster, such as an earthquake, flood, tsunami, hurricane, typhoon, or other business interruptions due, for example, to power shortages and other interruptions could harm our business, financial condition, and operating results.

We may be subject to environmental-related liabilities due to our use of hazardous materials and solvents.

Our business operations involve the use of certain hazardous materials at two separate locations. At these facilities, we formulate and store UV, solvent, and dye sublimation ink. The formulation and storage of solvent ink requires the use of solvents; however, our formulation of solvent ink is limited as we have primarily outsourced solvent ink formulation. The hazardous materials and solvents that we use are subject to various governmental regulations relating to their transfer, handling, packaging, use, and disposal. We store ink at warehouses world-wide, including Europe and the U.S., and shipping companies distribute ink at our direction. We face potential liability for problems such as large spills or fires that may arise at ink manufacturing locations. While we customarily obtain insurance coverage typical for this kind of risk, such insurance may not be sufficient. If we fail to comply with these laws or an accident involving our ink waste or chemicals occurs, or if our insurance coverage is not sufficient, then our business and financial results could be harmed.

We do not sell the solvent-based ink that is used in our ceramic tile decoration imaging digital inkjet printers, but we plan to expand our business to include this recurring revenue stream in the future. We have not determined how much of the ink formulation process will be outsourced or performed with internal resources.

Future sales of our hardware products could be limited if we don't comply with current and future environmental/chemical content regulation in electrical and electronic equipment.

We believe that our products are currently compliant with RoHS, WEEE, REACH, and other regulations for the European Union as well as with China RoHS, and other applicable international, U.S., state, and local environmental regulations. We monitor environmental compliance regulations to ensure that our products are fully compliant prior to the implementation of any potential new requirements. However, new unforeseen legislation could require us to re-engineer our products, complete costly analyses, or perform supplier surveys, which could harm our business and negatively impact our financial results. We could also incur additional costs, sanctions, and liabilities in connection with non-compliant product recalls, regulatory fines, and exclusion of non-compliant products from certain markets.

New regulations related to "conflict minerals" may force us to incur additional expenses, may make our supply chain more complex, and may result in damage to our reputation with customers.

On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank"), the SEC adopted new requirements for companies that use certain minerals and metals in their products, known as "conflict minerals," whether or not these products are manufactured by third parties. These requirements will require companies to perform due diligence, disclose, and report whether such minerals originate from the Democratic Republic of Congo and adjoining countries. We will have to perform due diligence to determine whether such minerals are used in the manufacture of our products.

The implementation of these new requirements could adversely affect the sourcing, availability, and pricing of such minerals if they are found to be used in the manufacture of our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins of these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. The first report is due on May 31, 2014 for the 2013 calendar year. However, in October 2012, the U.S. Chamber of Commerce, the National Association of Manufacturers, and the Business Roundtable filed a petition challenging the adoption of the rules by the SEC. It is presently unclear if this challenge will delay the effectiveness of the rule.

Our products may contain errors or defects, which are not discovered until after shipping, which could subject us to warranty claims in excess of our warranty reserves.

Our products consist of hardware and software developed by ourselves and others, which may contain undetected errors. We have in the past discovered software and hardware errors or defects in certain of our products after their introduction, resulting in warranty expense and other expenses incurred in connection with rectifying such errors or defects or, in certain circumstances, replacing the defective product, which may damage our relationships with our customers. Errors or defects could be found in new versions of our products after commencement of commercial shipment and any such errors could result in a loss or delay in market acceptance of such products and thus harm our reputation and revenue. Errors or defects in our products (including errors in licensed third party software) detected prior to new product releases could result in delays in the introduction of new products and the incurrence of additional expense, which could harm our operating results. We generally provide a twelve month hardware limited warranty from date of shipment for certain Industrial Inkjet printer and Fiery controller products, which may cover both parts and labor.

Our standard warranties contain limits on damages and exclusions, including but not limited to alteration, modification, misuse, mishandling, and storage or operation in improper environments. While we record an accrual for estimated warranty costs when estimable and probable, based on historical experience, we may incur additional costs of revenue and operating expenses if our warranty provision does not reflect adequately the cost to resolve errors or defects in our products or if our liability limitations are declared enforceable, which could harm our business, financial condition, and operating results.

Actual or perceived security vulnerabilities in our products could adversely affect our revenue.

Maintaining the security of our software and hardware products is an issue of critical importance to our customers and for us. There are individuals and groups who develop and deploy viruses, worms, and other malicious software programs that could attack our products. Although we take preventative measures to protect our products, and we have a response team that is notified of high risk malicious events, these procedures may not be sufficient to mitigate damage to our products. Actual or perceived security vulnerabilities in our products could lead some customers to seek to return products, reduce or delay future purchases, or purchase competitive products. Customers may also increase their expenditures to protect their computer systems from attack, which could delay or reduce purchases of our products. Any of these actions or responses by customers could adversely affect our revenue.

System failures, or system unavailability, could harm our business.

We rely on our network infrastructure, internal technology systems, and internal and external websites for our development, marketing, operational, support, and sales activities. Our hardware and software systems related to such activities are subject to damage from malicious code released into the internet through vulnerabilities in popular software programs. These systems are also subject to acts of vandalism and potential disruption by actions or inactions of third parties. Any event that causes failures or interruption in our hardware or software systems could harm our business, financial condition, and operating results.


Form 10-K

We are partially self-insured for certain losses related to employee medical and dental coverage. Our self-insurance reserves may not be adequate to cover our medical and dental claim liabilities.

Beginning in 2011, we are partially self-insured for certain losses related to employee medical and dental coverage, excluding employees covered by health maintenance organizations. We generally have an individual stop loss deductible of $125 thousand per enrollee unless specific exposures are separately insured. We have accrued a contingent liability of $1.4 and $1.6 million as of December 31, 2012 and 2011, which are not discounted, based on an examination of historical trends, our claims experience, industry claims experience, actuarial analysis, and estimates. Although we do not expect that we will ultimately pay claims significantly different from our estimates, self-insurance reserves and cash flows could be materially affected if future claims experience differs significantly from our historical trends and assumptions.

The value of our investment portfolio is subject to interest rate volatility.

We maintain an investment portfolio of fixed income debt securities classified as available-for-sale securities. As a result, our investment portfolio is subject to counterparty risk and volatility if market interest rates fluctuate. We attempt to limit our exposure to interest rate risk by investing in securities with maturities of less than three years; however, we may be unable to successfully limit our risk to interest rate fluctuations. This may cause volatility in our investment portfolio value.

Our stock price has been volatile historically and may continue to be volatile.

The market price for our common stock has been and may continue to be volatile. During the twelve months ended December 31, 2012, the price of our common stock as reported on The NASDAQ Global Select Market ranged from a low of $12.89 to a high of $19.10. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

- actual or anticipated variations in our quarterly or annual operating results;
- ability to initiate or complete stock repurchase programs;
- announcements of technological innovations or new products or services by our competitors or by us;
- announcements relating to strategic relationships, acquisitions, or investments;
- announcements by our customers regarding their businesses or the products in which our products are included;
- changes in financial estimates or other statements by securities analysts;
- any failure to meet security analyst expectations;
- changes in the securities analysts' rating of our securities;
- terrorist attacks and the affects of military engagements or natural disasters;
- commencement of litigation or adverse results of pending litigation;
- changes in the financial performance and/or market valuations of other software and high technology companies; and
- changes in general economic conditions.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts from time to time and the trading prices of our securities could decline as a result. The stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high technology companies, impacted by the continuing uncertainty in our economy. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of high technology companies could depress our stock price regardless of our operating results.

Our stock repurchase program could affect our stock price and add volatility.

In August 2012, our board of directors authorized $100 million for the repurchase of our outstanding common stock. This authorization expires in February 2014. Any repurchases pursuant to our stock repurchase program could affect our stock price and add volatility. There can be no assurance that repurchases will be made at the best possible price. Potential risks and uncertainties also include, but are not necessarily limited to, the amount and timing of future stock repurchases and the origin of funds used for such repurchases. The existence of a stock repurchase program could also cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time. Any such suspension could cause the market price of our stock to decline.

Under regulations required by the Sarbanes-Oxley Act of 2002, our internal controls over financial reporting may be deemed to be ineffective and this could negatively impact on our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and assess the design and operating effectiveness of our internal control structure and procedures for financial reporting on an ongoing basis. Although no known material weaknesses are believed to exist at this time, it is possible that material weaknesses may exist. If we are unable to identify and remediate the weaknesses, our management would be required to conclude and disclose that our internal controls over financial reporting were not effective. In addition to their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements, errors, omissions, or fraud.

Due to the closing of the sale of our building and land in Foster City, we expect to relocate our offices, which may cause disruption of our operations.

On November 1, 2012, we sold the 294,000 square foot building located at 303 Velocity Way in Foster City, California, which serves as our corporate headquarters, along with approximately four acres of land and certain other assets related to the property, to Gilead for $179.6 million. The property is subject to a leaseback of up to one year for which rent is not required to be paid; however, we are required to vacate a portion of the building at various times during the leaseback period and consolidate our operations into a smaller portion of the building. We will incur additional expenses and may encounter disruption of operations related to the consolidation of space, which could have an adverse effect on our financial condition and results of operations.

We expect to continue to occupy the building for up to 12 months from November 1, 2012 and relocate our operations to a new San Francisco Bay Area location. We will incur rent and/or depreciation expenses, which will increase our ongoing cost structure. There is no assurance that we will be able to relocate our operations when expected and retain our employees at the new location. The uncertainty could be disruptive to our business. Furthermore, certain penalty payments would be paid to Gilead if we fail to vacate the building within 12 months. We expect to incur additional expenses associated with the relocation, including exit costs, and may encounter disruption of operations related to the expected move, all of which could have an adverse effect on our financial condition and results of operations. If we are unable to find a location in the San Francisco Bay Area, we may have to relocate our operations to a further location, which may make it more difficult to retain certain of our employees, and any resulting need to recruit and train new employees could be disruptive to our business.

Our profitability may be affected by unanticipated changes in our tax provisions, the adoption of new U.S. or foreign tax legislation, or exposure to additional income tax liabilities.

We are subject to income taxes in the U.S. and many foreign countries. Intercompany transaction pricing can impact our tax liabilities. We are potentially subject to tax audits in various countries and tax authorities may disagree with our tax treatments, including intercompany pricing or other matters, and assess additional taxes. We regularly review the likely outcomes of these audits to determine whether our tax provisions are sufficient. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the final assessments of these audits can have a material impact on our net income.

Our effective tax rate in the future may be impacted by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and new information discovered during the preparation of our tax returns. U.S. and foreign tax legislative proposals could adversely affect our effective tax rate, if enacted. Any of these changes could negatively impact our net income.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements. Any changes to those estimates and assumptions could adversely affect our results of operations.

In connection with the preparation of our consolidated financial statements, we use certain estimates and assumptions based on historical experience and other factors. Our most critical accounting estimates and assumptions are described in "Critical Accounting Policies" within "Management's Discussion and Analysis of Financial Condition and Results of Operations". Our critical accounting estimates and assumptions are related to revenue recognition, allowance for doubtful accounts, inventory reserves and purchase commitments, warranty obligations, litigation, restructuring reserves, self-insurance, fair value of financial instruments, stock-based compensation, income taxes, intangible assets and goodwill, business combinations, contingencies, and the determination of functional currencies. While we believe these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could adversely affect our results of operations.

Certain provisions contained in our amended and restated certificate of incorporation, our amended and restated bylaws, and under Delaware law could delay or impair a change in control.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by our board of directors. Our amended and restated certificate of incorporation allows the board of directors to issue preferred stock, which may include powers, preferences, privileges, and other rights superior to our common stock, thereby limiting our stockholders' ability to transfer their shares and may affect the price they are able to obtain. Our amended and restated bylaws do not allow stockholders to call special meetings and include, among other things, procedures for advance notification of stockholder nominations and proposals, which may have the effect of delaying or impairing attempts by our stockholders to remove or replace management, to commence proxy contests, or to effect changes in control or hostile takeovers of the Company.

As a Delaware corporation, we are subject to Delaware law, including Section 203 of the Delaware General Corporation Law, which imposes restrictions on certain transactions between a corporation and certain significant stockholders. These provisions could also have the effect of delaying or impairing the removal or replacement of management, proxy contests, or changes in control. Any provision of our amended and restated certificate of incorporation and amended and restated bylaws that has the effect of delaying or impairing a change in control of the Company could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could affect the price that certain investors may be willing to pay for our common stock.

Item 1B: Unresolved Staff Comments

None.

Item 2: Properties

As of December 31, 2012, we owned or leased a total of approximately 1.0 million square feet world-wide. The following table sets forth the location, size, and use of our principal facilities (square footage in thousands):

Location	Square Footage	Percent Utilized	Leased or Owned	Operating Segment	Principal Uses
Foster City, California (303 Velocity Way)	294	100%	Leased*	Corporate & Fiery	Corporate offices, design engineering, product testing, sales, customer service
Meredith, New Hampshire	163	100%	Owned	Industrial Inkjet	Manufacturing (Industrial Inkjet printers), design engineering, sales, customer service
Bangalore, India	76	100%	Leased	All	Design engineering, sales, administrative
Ypsilanti, Michigan	70	100%	Leased	Industrial Inkjet	Manufacturing (digital UV ink), design engineering, sales, customer service
Brussels, Belgium	57	100%***	Leased	Industrial Inkjet	Sales, Industrial Inkjet demonstration center
Norcross, Georgia	52	75%**	Leased	Fiery & Productivity Software	Design engineering, sales, customer service, quality assurance, and software engineering
Minneapolis, Minnesota	44	100%	Owned	Fiery & Productivity Software	Design engineering, customer service, software engineering

Location	Square Footage	Percent Utilized	Leased or Owned	Operating Segment	Principal Uses
Castellon, Spain	44	100%	Leased	Industrial Inkjet	Manufacturing, (Cretaprint), administrative, design engineering, sales, customer service
Laconia, New Hampshire	30	100%	Leased	Industrial Inkjet	Warehouse
Scottsdale, Arizona	29	58%**	Leased	Fiery & Productivity Software	Administrative, customer service
Ratingen, Germany	27	100%	Leased	Fiery	Software engineering, sales, customer service
Pittsburgh, Pennsylvania	18	100%	Leased	Productivity Software	Software engineering, sales
Schiphol-Rijk, The Netherlands	17	100%	Leased	Industrial Inkjet	European corporate offices, sales, support services
Sao Paolo, Brazil	15	100%	Leased	Industrial Inkjet & Productivity Software	Design engineering, software engineering, sales, customer service
Richmond Hill, Ontario, Canada	15	64%**	Leased	Fiery	Manufacturing, (Entrac), administrative, design engineering, sales, customer service
Parsippany, New Jersey	9	100%	Leased	Fiery	Design and engineering
West Lebanon, New Hampshire	9	100%	Leased	Productivity Software	Software engineering
Essen, Germany	9	100%	Leased	Productivity Software	Design engineering, software engineering, sales, customer service
Shanghai, China	9	100%	Leased	Industrial Inkjet	Sales, Industrial Inkjet demonstration center
Jacksonville, Florida	8	100%	Leased	Productivity Software	Software engineering
Fushan, China	7	100%	Leased	Industrial Inkjet	Sales, ceramic tile decoration digital inkjet demonstration center
Auckland, New Zealand	5	100%	Leased	Productivity Software	Design engineering, software engineering, sales, customer service
Dronnfield, United Kingdom	5	100%	Leased	Productivity Software	Design engineering, software engineering, sales, customer service


Form 10-K

* On November 1, 2012, we sold the 294,000 square foot building located at 303 Velocity Way in Foster City, California, which serves as our corporate headquarters. The property is subject to a leaseback of up to one year for which rent is not required to be paid. Please see Note 13—Deferred Proceeds from Property Transaction of the Notes to Consolidated Financial Statements.

** Non-utilized square footage has been fully reserved.

*** Currently occupying two facilities in Brussels, Belgium, as part of our transition into a new facility in 2013.

We lease 11 additional domestic and international regional operations and sales offices, excluding facilities that have been fully reserved, and we own one additional international sales office building. We believe that our facilities, in general, are adequate for our present needs. We do not expect that we would experience difficulties in obtaining additional space at fair market rates, if the need arose.

Item 3: Legal Proceedings

We may be involved, from time to time, in a variety of claims, lawsuits, investigations, or proceedings relating to contractual disputes, securities laws, intellectual property rights, employment, or other matters that may arise in the normal course of business. We assess our potential liability in each of these matters by using the information available to us. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and various combinations of appropriate litigation and settlement strategies. We accrue estimated losses from contingencies if a loss is deemed probable and can be reasonably estimated.

As of December 31, 2012, we are subject to the various claims, lawsuits, investigations, or proceedings discussed below.

Digitech Image Technologies, LLC ("Digitech") Patent Litigation

On August 16, 2012, Digitech initiated litigation against EFI; Konica Minolta Holdings, Inc., Konica Minolta Holdings, U.S.A., Inc., and Konica Minolta Business Solutions, U.S.A., Inc. (collectively, "Konica Minolta"); and Xerox Corporation ("Xerox") for infringement of a patent related to the creation of device profiles in digital image reproduction systems in the United States District Court for the Central District of California.

In addition to its own defenses, EFI has contractual obligations to indemnify certain of its customers to varying degrees subject to various circumstances, including Konica Minolta and Xerox. We do not believe that our products infringe any valid claim of Digitech's patent and have filed our response to the action, denying infringement and arguing that the patent at issue is not valid. Nevertheless, because this proceeding is in the preliminary discovery stage and litigation is inherently uncertain, we are not in a position to determine whether the loss is probable or reasonably possible, and if it is probable or reasonably possible, the estimate of the amount or range of loss that may be incurred.

Durst Fototechnik Technology GmbH ("Durst") v. Electronics for Imaging GmbH ("EFI GmbH") and EFI, et al. – Mannheim Litigation

On February 23, 2007, Durst brought an action to enforce a utility model patent right against EFI GmbH in the Mannheim District Court in Germany. On May 10, 2007, EFI GmbH filed its Statement of Defenses. These defenses include lack of jurisdiction, non-infringement, invalidity, and unenforceability based on Durst's improper actions before the German patent office. EFI filed its Statement of Defense on August 29, 2007. EFI's defenses include those for EFI GmbH, as well as an additional defense for prior use based on EFI's own European patent rights. The Mannheim court conducted a trial on November 30, 2008 and, following a recess to receive additional expert testimony, finished the trial on August 28, 2009.

In a subsequent decision, the Mannheim court invalidated Durst's utility model registration patent and dismissed Durst's actions against EFI on February 26, 2010. Durst appealed the Mannheim court's decision to the Higher Regional Court of Karlsruhe which, on December 21, 2011, upheld the lower court's decision invalidating Durst's utility model right. Durst filed a request for further appeal in the German Federal Supreme Court, but withdrew that request in April 2012. The lower court's decision invalidating the utility model right is now final. As such, it is no longer possible for EFI to incur a loss in this matter. The Mannheim court has awarded EFI restitution of costs of approximately $0.1 million, which was paid to us by Durst.

Durst v. EFI GmbH and EFI, et al. – Dusseldorf Litigation

On or about June 14, 2011, Durst filed an action against EFI GmbH and EFI in the Regional Court of Dusseldorf, Germany, alleging infringement of a German patent. We have filed our response to the action, denying infringement and arguing that the patent is not valid. A hearing on the matter was held on February 14, 2013, and a decision is expected within a few months thereafter. Although we do not believe that we infringe any valid claim of the patent at issue, because of the inherent uncertainties of litigation, we are not in a position to determine whether the loss is probable or reasonably possible, and if it is probable or reasonably possible, the estimate of the amount or range of loss that may be incurred.

N.V. Perfectproof Europe ("Perfectproof") v. BEST GmbH

On December 31, 2001, Perfectproof filed a complaint against BEST GmbH, currently Electronics For Imaging, GmbH ("BEST") in the *Tribunal de Commerce* of Brussels, in Belgium (the "Commercial Court"), alleging unlawful unilateral termination of an alleged "exclusive" distribution agreement and claiming damages of approximately EUR 0.6 million for such termination and additional damages of EUR 0.3 million, or a total of approximately $1.1 million. In a judgment issued by the Commercial Court on June 24, 2002, the court declared that the distribution agreement was not "exclusive" and questioned its jurisdiction over the claim. Perfectproof appealed, and by decision dated November 30, 2004, the *Court d'Appel* of Brussels (the "Court of Appeal") rejected the appeal and remanded the case to the Commercial Court. Subsequently, by judgment dated November 17, 2009, the Commercial Court dismissed the action for lack of jurisdiction of Belgian courts over the claim. On March 25, 2009, Perfectproof again appealed to the Court of Appeal. On November 16, 2010, the Court of Appeal declared, among other things, that the Commercial Court was competent to hear the case; that the agreement between BEST and Perfectproof should be analyzed as an "exclusive" distribution agreement; and that as such, the agreement required reasonable notice prior to termination. The court further determined that Perfectproof is entitled to damages, for lack of receiving such notice, and appointed an expert to review the parties' records and address certain questions relevant in assessing Perfectproof's damages claim. On October 19, 2011, the expert issued its final report itemizing damages that are, in the aggregate, significantly less than the amount claimed by Perfectproof. The final determination of damages will not be binding until it is approved or adopted by the court. The Court of Appeal has not determined the date of the hearing, but we expect the hearing to take place during the first half of 2013.

Although we do not believe that Perfectproof's claims are founded and we do not believe it is probable that we will incur a material loss in this matter, it is reasonably possible that our financial statements could be materially affected by the court's decision regarding the assessment of damages. The court may approve the expert's final report and pronounce the final amount of damages to be paid by us, or require additional analysis, or consider further challenges to the final determination of damages. Accordingly, it is reasonably possible that we could incur a material loss in this matter. We estimate the range of loss to be between one dollar and $1.1 million.

KERAjet S.A ("Kerajet") vs. Cretaprint

In conjunction with our acquisition of Cretaprint, which closed on January 10, 2012, we assumed potential liability in a lawsuit related to a patent infringement action brought against Cretaprint by Jose Vicente Tomas Claramonte, the President of Kerajet.

In May 2011, Mr. Claramonte filed an action against Cretaprint in the Commercial Court in Valencia, Spain, alleging, among other things, that certain Cretaprint products infringe a patent held by Mr. Claramonte. The trial was held on October 4, 2012. On January 2, 2013, the Spanish court ruled in favor of Cretaprint, agreeing that the Cretaprint products do not infringe the Claramonte patent. On January 30, 2013, Mr. Claramonte appealed.

As part of EFI's acquisition of Cretaprint, the former owners of Cretaprint agreed to indemnify EFI against this potential liability in the event that Mr. Claramonte prevails in any claim, demand, or action against Cretaprint. We accrued the contingent liability based on a reasonable estimate of the legal obligation that was probable as of the acquisition date. In addition, we accrued a contingent asset reflecting an indemnification arrangement to recover a portion of the expense from the former shareholders. The net obligation accrued in the opening balance sheet on the acquisition date is EUR 2.5 million (or approximately $3.3 million).

EFI has also filed actions against Mr. Claramonte in the U.K., Italy, and Germany alleging, among other things, that the Claramonte patent is not valid and/or that Cretaprint's products do not infringe the patent. The court in the U.K. issued a default judgment of non-infringement by Cretaprint. The actions in Italy and Germany remain pending.

Insurance Litigation Settlement

From 2007 to 2008, EFI was a nominal defendant in derivative litigation brought by certain shareholders against EFI and members of its board of directors concerning our historical stock option granting practices. The litigation was settled in September 2008. Pursuant to the settlement, we received $5.0 million in insurance proceeds and paid approximately $3.1 million in plaintiffs' legal fees and costs. The settlement also provided for certain remedial measures, including the cancellation and repricing of certain stock options, certain payments to be made to the Company, and a number of changes to our corporate governance and procedures.

After the settlement, EFI had discussions with its excess director and officer liability ("D&O") insurers about whether those insurers had liability related to the derivative litigation under EFI's D&O insurance policies entered into with its insurers. EFI, on the one hand, and its D&O insurers, on the other hand, each subsequently initiated litigation against each other over the proper interpretation of the D&O insurance policies. EFI sought damages against the excess insurers, alleging that the insurers acted in bad faith and breached the insurance agreements by refusing to contribute financially to the settlement of the derivative action. Pursuant to a settlement executed in April 2012, EFI received an additional $0.3 million in insurance proceeds, net of legal fees and costs.

Other Matters

As of December 31, 2012, we were also subject to various other claims, lawsuits, investigations, and proceedings in addition to those discussed above. There is at least a reasonable possibility that additional losses may be incurred in excess of the amounts that we have accrued. However, we believe that certain of these claims are not material to our financial statements or the range of reasonably possible losses is not reasonably estimable. Litigation is inherently unpredictable, and while we believe that we have valid defenses with respect to legal matters pending against us, our financial statements could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies or because of the diversion of management's attention and the incurrence of significant expenses.

Item 4: Mine Safety Disclosure

Not applicable.

PART II

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has traded on The NASDAQ Global Select Market (formerly The NASDAQ National Market) under the symbol EFII since October 2, 1992. The table below lists the high and low sales price during each quarter the stock was traded in 2012 and 2011.

	2012				2011			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High ...	$17.90	$18.99	$17.06	$19.10	$15.95	$19.17	$18.34	$15.89
Low ...	$12.89	$14.32	$13.95	$16.00	$13.52	$14.52	$12.73	$12.71

As of January 29, 2013, there were 142 stockholders of record, excluding a substantially greater number of "street name" holders or beneficial holders of our common stock, whose shares are held of record by banks, brokers, and other financial institutions.

We did not declare or pay cash dividends on our common stock in either 2012 or 2011. We currently anticipate that we will retain all available funds for the operation of our business and do not plan to pay any cash dividends in the foreseeable future. We believe that the most strategic uses of our cash resources include business acquisitions, strategic investments to gain access to new technologies, repurchases of shares of our common stock, and working capital.

Equity Compensation Plan Information

Information regarding our equity compensation plans may be found in Note 12, Employee Benefit Plans, of the Notes to Consolidated Financial Statements and Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, of this Annual Report on Form 10-K and is incorporated herein by reference.


Form 10-K

Repurchases of Equity Securities

Repurchases of equity securities during the twelve months ended December 31, 2012 were as follows (in thousands except per share amounts):

Fiscal month	Total number of shares purchased (2)	Average price paid per share	Total number of shares purchased as part of publicly announced plans	Approximate dollar value of shares that may yet be purchased under the plans (1)
January 2012	8	$13.94	—	$20,001
February 2012	90	17.13	—	20,001
March 2012	2	16.14	—	20,001
April 2012	416	17.43	—	20,001
May 2012	32	16.37	—	20,001
June 2012	—	—	—	20,001
July 2012	—	—	—	20,001
August 2012	172	15.03	—	20,001
September 2012	378	16.82	378	93,645
October 2012	706	17.03	706	81,631
November 2012	245	17.02	238	77,576
December 2012	32	18.04	24	77,144
Total	2,081		1,346	$77,144

---

(1) In February and August 2011, our board of directors authorized a total of $60 million for the repurchase of our outstanding common stock. Under these publicly announced plans, we have made no repurchases during the year ended December 31, 2012. We repurchased 2.5 million shares for an aggregate purchase price of $40 million during the year ended December 31, 2011.

On August 31, 2012, our board of directors cancelled $20 million remaining for repurchase under the 2011 authorizations and approved a new authorization to repurchase $100 million of outstanding common stock. This authorization expires in February 2014. Under this publicly announced plan, we repurchased a total of 1.3 million shares for an aggregate purchase price of $22.9 million during the year ended December 31, 2012.

(2) Includes 0.7 million shares purchased from employees to satisfy the exercise price of certain stock options and any tax withholding obligations incurred in connection with such exercises and minimum tax withholding obligations that arose on the vesting of restricted stock units ("RSUs").

Comparison of Cumulative Total Return among Electronics For Imaging, Inc., NASDAQ Composite, and NASDAQ Computer Manufacturers Index

The stock price performance graph below includes information required by the SEC and shall not be deemed incorporated by reference by any general statement incorporating by reference in this Annual Report on Form 10-K into any filing under the Securities Act or under the Exchange Act, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under the Securities Act or the Exchange Act, or subject to the liabilities of Section 18 of the Exchange Act.

The following graph compares cumulative total returns based on an initial investment of $100 in our common stock to the NASDAQ Composite and the NASDAQ Computer Manufacturers Index. The stock price performance shown on the graph below is not indicative of future price performance and only reflects the Company's relative stock price for the five-year period ending on December 31, 2012. All values assume reinvestment of dividends and are calculated at December 31 of each year.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Electronics For Imaging, Inc., the NASDAQ Composite Index,
and the NASDAQ Computer Manufacturers Index
$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
Electronics For Imaging, Inc.
NASDAQ Composite
NASDAQ Computer Manufacturers

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6: Selected Financial Data

The following table summarizes selected consolidated financial data as of and for the five years ended December 31, 2012. This information should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes thereto. For a more detailed description, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(in thousands, except per share amounts)	For the years ended December 31, 2012	2011	2010	2009	2008
Operations[1]					
Revenue	$ 652,137	$591,556	$504,007	$401,108	$ 560,380
Gross profit[2]	354,821	330,983	267,685	211,483	317,417
Income (loss) from operations[2][3]	33,886	27,333	(276)	(67,017)	(145,015)
Net income (loss)[2][3][4]	$ 83,269	$ 27,465	$ 7,487	$ (2,171)	$(113,444)
Earnings per share					
Net income (loss) per basic common share	$ 1.79	$ 0.59	$ 0.16	$ (0.04)	$ (2.16)
Net income (loss) per diluted common share	$ 1.74	$ 0.58	$ 0.16	$ (0.04)	$ (2.16)
Shares used in basic per-share calculation	46,453	46,234	45,387	49,682	52,553
Shares used in diluted per-share calculation	47,734	47,579	47,152	49,682	52,553

(in thousands)	December 31, 2012	2011	2010	2009	2008
Financial Position					
Cash, cash equivalents, and short-term investments	$ 364,962	$219,158	$229,663	$204,201	$ 189,351
Working capital	264,008	244,824	265,250	246,652	293,830
Total assets	1,073,784	739,734	706,581	661,181	751,948
Stockholders' equity	650,793	564,783	551,749	522,426	601,218

(1) Includes acquired company results of operations beginning on the date of acquisition. See Note 3—Acquisitions of the Notes to Consolidated Financial Statements for a summary of recent acquisitions during the years ended December 31, 2012, 2011, and 2010.

(2) Gross profit includes $2.3 million provision for excess solvent inventories and related end-of-life purchases resulting from the accelerating transition from solvent to UV technology for the year ended December 31, 2010.

(3) Income (loss) from operations includes the following:

- Amortization of acquisition-related intangibles of $18.6, $11.2, $12.4, $18.5, and $32.0 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.
- Stock-based compensation expense of $19.7, $23.4, $15.9, $18.6, and $33.4 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.
- Goodwill and long-lived asset impairment charges of $0.7, $3.2, and $111.9 million for the years ended December 31, 2010, 2009, and 2008, respectively. Based on our assessment of goodwill impairment during the fourth quarter of 2008, we recognized a non-cash goodwill impairment charge of $104 million and a non-cash long-lived asset impairment charge of $7.9 million. The long-lived asset impairment charge consisted of $6.1 million related to minority investments in privately held companies and $1.8 million related to project abandonment charges related to equipment in the Industrial Inkjet operating segment.

- Restructuring and other charges of $5.8, $3.3, $3.6, $9.0, and $11.0 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.
- Acquisition-related costs of $2.2, $2.3, and $1.2 million for the years ended December 31, 2012, 2011, and 2010 associated with businesses acquired during the years ended December 31, 2012, 2011, and 2010, respectively, and anticipated transactions, subsequent to the effective date of the new business combination accounting guidance, which requires such costs to be expensed.
- Change in fair value of contingent consideration of $(1.4), $1.5, and $0.4 million for the years ended December 31, 2012, 2011, and 2010. Accounting Standards Codification ("ASC") 805, Business Combinations, requires that we estimate the fair value of acquisition-related contingent consideration based on the probability of realization of the performance targets. Differences between the contingent consideration liability included in the determination of fair value at the acquisition date and the amount ultimately earned via achievement of the required performance targets must be charged to earnings. The 2012 Entrac and Alphagraph earnout performance targets were not achieved and partially achieved, respectively, resulting in a $2.1 million benefit to operating results, net of interest accretion. The 2011 and 2010 Radius earnout performance targets were achieved resulting in charges of $1.5 and $0.4 million, respectively.
- Acquired in-process research & development ("IPR&D") costs of $2.7 million were incurred during the year ended December 31, 2008 in association with acquisitions that closed prior to the new business combination accounting guidance becoming effective. IPR&D is capitalized as an intangible asset after the effective date of that guidance.

(4) Net income includes the following:

- Tax benefit from the release of previously unrecognized tax benefits of $11.8, $2.6, and $8.5 million for the years ended December 31, 2012, 2011, and 2010, respectively, resulting from the release of previously unrecognized tax benefits resulting from the expiration of U.S. federal and state statutes of limitations.
- Tax benefit of $43.6 million during the year ended December 31, 2012 resulting from a capital loss related to the liquidation of a wholly-owned subsidiary.
- Tax benefit of $6.5 million during the year ended December 31, 2012 resulting from the increase in value of acquired intangibles for tax purposes due to an operational restructuring in Spain.
- Gain on sale of building and land of $80 million for the year ended December 31, 2009 resulting from the sale of a portion of our Foster City, California campus in January 2009 to Gilead for $137.3 million.
- Gain on sale of minority investment in a privately held company. Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services considered to be strategic to us. Each of these investments had been fully impaired in prior years. In September 2011, we sold one of these investments for $2.9 million because it was no longer considered to be strategic.


Form 10-K

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes thereto included in this Annual Report on Form 10-K.

All assumptions, anticipations, expectations, and forecasts contained herein are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. Forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes," and similar language. Our actual results could differ materially from those discussed here. For a discussion of the factors that could impact our results, readers are referred to Item 1A, "Risk Factors," in Part I of this Annual Report on Form 10-K and to our other reports filed with the SEC. We do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

Overview

Key financial results for 2012 were as follows:

- Our results for the year ended December 31, 2012 reflect revenue growth, reduced operating expenses as a percentage of revenue, significant tax benefits, and improved profitability despite a decrease in gross profit as a percentage of revenue. Our revenue growth was primarily driven by the strength of our Industrial Inkjet operating segment and the benefits of the acquisition strategy in our Productivity Software operating segment, partially offset by delayed new product launches by the leading printer manufacturers in our Fiery operating segment and weakness in the European economy. We completed our acquisitions of Cretaprint, Metrics, OPS, and Technique in 2012. We completed our acquisitions of Streamline, Entrac, Prism, and Alphagraph in 2011. We completed our acquisition of Radius in 2010. Their results are included in our results of operations subsequent to their respective acquisition dates.
- Our consolidated revenue increased by approximately 10%, or $60.6 million, from $591.6 million for the year ended December 31, 2011 to $652.1 million for the year ended December 31, 2012 consisting of increased Industrial Inkjet and Productivity Software revenue of $79.9 and $22.3 million, respectively, partially offset by decreased Fiery revenue of $41.6 million.
  - Industrial Inkjet revenue increased by 33% primarily due to the acquisition of Cretaprint, which closed during the first quarter of 2012 enabling our entry into the ceramic tile decoration market, and increased sales of super-wide and wide format UV printers and UV ink. We continue to experience growth resulting from the ongoing analog to digital and solvent to UV migration, strong demand for our GS3250LX UV- curing digital inkjet printer incorporating "cool cure" LED technology, which was launched in 2011, and acceptance of the QS2Pro and QS3Pro UV hybrid digital inkjet printers, which were launched in 2012.
  - Productivity Software revenue increased by 27% primarily due to our acquisition strategy in the Productivity Software operating segment, as well as increased revenue from Monarch and Pace products and professional services. Productivity Software revenue benefited from our acquisition of Prism, which closed during the third quarter of 2011; Alphagraph, which closed during the fourth quarter of 2011; Metrics, which closed during the second quarter of 2012; and OPS and Technique, which closed during the fourth quarter of 2012. The acquisitions of OPS, Technique, Prism, Alphagraph, and Radius have increased the international presence of our Productivity Software business and, specifically, the acquisition of Metrics has increased our Latin American presence. Our acquisitions have significantly increased our recurring maintenance revenue base.
  - Fiery revenue decreased by 15% primarily due to delayed new product launches by printer manufacturers, as well as the slow down in the European economy. Although end customer and reseller channel preference for Fiery products drives demand, most Fiery revenue relies on printer manufacturers to design, develop, and integrate Fiery technology into their print engines.

- The gross profit percentage decreased by 2 percentage points from 56% in 2011 to 54% in 2012, primarily due to the change in mix between our operating segments. Our lower margin Industrial Inkjet operating segment revenue increased from 40% of consolidated revenue during the year ended December 31, 2011 to 49% of consolidated revenue during the year ended December 31, 2012. Meanwhile, our higher margin Fiery operating segment revenue decreased from 46% of consolidated revenue during the year ended December 31, 2011 to 35% of consolidated revenue during the year ended December 31, 2012. The unfavorable impact of the change in mix was partially offset by our improved gross profit percentage in the Industrial Inkjet and Productivity Software segments.
- Operating expenses as a percent of revenue decreased from 52% in 2011 to 49% in 2012. Operating expenses increased by $17.3 million between 2011 and 2012, but decreased as a percentage of revenue due to the 10% increase in revenue during the corresponding periods. The increase in operating expenses was primarily driven by head count increases related to our business acquisitions, commission payments resulting from increased revenue, and increased trade show spending due to Drupa, which is a European trade show that is held once every four years, partially offset by targeted head count reductions undertaken to lower our quarterly operating expense run rate in the Fiery and Productivity Software operating segments.
- Interest and other income (expense), net, decreased by $2.0 million from a gain of $3.1 million in 2011 to a gain of $1.1 in 2012. This decrease is primarily due to the $2.9 million gain on sale of a minority interest in a privately-held company in the prior year, imputed interest expense of $0.6 million related to the sale of building and land, and $0.2 million decrease in interest income due to lower cash equivalent and investment balances earlier in 2012, partially offset by a foreign currency fluctuation of $1.7 million between the periods. This foreign currency fluctuation was the result of a $0.6 million foreign exchange gain resulting from the revaluation of our foreign currency denominated net assets (mainly denominated in Euros, British pounds sterling, Brazilian reais, and Indian rupees) compared with a $1.1 million foreign exchange loss in the prior year.
- We recorded a tax benefit of $48.2 million in 2012 on pre-tax income of $35.0 million compared to a tax provision of $3.0 million in 2011 on pre-tax income of $30.4 million primarily due the $43.6 million benefit related to the capital loss from the liquidation of a wholly-owned subsidiary and the $6.5 million benefit related to the operational restructuring in Spain. In 2012, we also recognized $11.8 million of previously unrecognized tax benefits as compared to $2.6 million in 2011. The increased tax benefit in 2012 was partially offset by the impact of the increase in pre-tax operating income in 2012.


Form 10-K

Results of Operations

The following table presents items in our consolidated statements of operations as a percentage of total revenue for 2012, 2011, and 2010. These operating results are not necessarily indicative of results for any future period.

	For the years ended December 31,		
	2012	2011	2010
Revenue	100%	100%	100%
Gross profit	54	56	53
Operating expenses:			
Research and development	18	20	21
Sales and marketing	19	20	21
General and administrative	8	9	8
Amortization of identified intangibles	3	2	2
Restructuring and other	1	1	1
Total operating expenses	49	52	53
Income (loss) from operations	5	4	—
Interest and other income (expense), net	—	1	—
Income (loss) before income taxes	5	5	—
Benefit from (provision for) income taxes	8	(1)	2
Net income	13%	4%	2 %

Revenue

We classify our revenue, gross profit, assets, and liabilities in accordance with our three operating segments as follows:

Industrial Inkjet, which consists of our VUTEk super-wide and EFI wide format industrial digital inkjet printers, Jetrion label and packaging digital inkjet printing systems, Cretaprint digital inkjet printers for ceramic tile decoration, and related ink, parts, and services.

We sell VUTEk super-wide format UV and textile dye sublimation industrial digital inkjet printers and ink to commercial photo labs, large sign shops, graphic screen printers, specialty commercial printers, and digital and billboard graphics providers serving the out-of-home advertising and industrial specialty print segments by printing point of purchase displays, signage, banners, fleet graphics, building wraps, art exhibits, customized architectural elements, and other large graphic displays. We sell EFI hybrid and flatbed UV wide format graphics printers to the mid-range industrial digital inkjet printer market. We sell Jetrion label and packaging digital inkjet printing systems, custom high-performance integration solutions, and specialty inks to the converting, packaging, and direct mail industries. We sell Cretaprint ceramic tile decoration, digital inkjet printers to the ceramic tile industry.

Productivity Software, which consists of (i) our business process automation software, including Monarch, PSI, Logic, PrintSmith, and PrintFlow; (ii) Pace, our business process automation software that is available in a cloud-based environment; (iii) Digital StoreFront, our cloud-based e-commerce solution that allows print service providers to accept, manage, and process printing orders over the internet; (iv) Online Print Solutions, our cloud-based e-commerce software that provides web-to-print, publishing, and cross-media marketing solutions over the internet; (v) Radius, our business process automation software for label and packaging printers; (vi) PrintStream, our business process automation software for mailing and fulfillment services in the printing industry; (vii) Prism, Metrics, and Technique, our business process automation solutions for the printing and packaging, publication, commercial, and direct marketing print industries; and (viii) Alphagraph, which includes business process automation solutions for the graphic arts industry.

We sell PrintSmith to small print-for-pay and small commercial print shops; Pace to medium and large commercial print shops, display graphics providers, in-plant printing operations, and government printing operations; Monarch to large commercial, publication, direct mail, and digital print shops; Radius to the label and packaging industry; Digital StoreFront and Online Print Solutions to customers desiring e-commerce, web-to-print, and cross-media marketing solutions; and PrintStream to Pace and Monarch customers that provide fulfillment services to their end customers.

Fiery, which consists of print servers, controllers, and DFEs that transform digital copiers and printers into high performance networked printing devices for the office and commercial printing market. This operating segment is comprised of (i) stand-alone print servers connected to digital copiers and other peripheral devices, (ii) embedded and design-licensed solutions used in digital copiers and multi-functional devices, (iii) optional software integrated into our controller solutions such as Fiery Central, Command WorkStation, and MicroPress, (iv) Entrac, our self-service and payment solution, (v) PrintMe, our mobile printing application, and (vi) stand-alone software-based solutions such as our proofing and scanning solutions.

Revenue by Operating Segment

Our revenue by operating segment for the years ended December 31, 2012, 2011, and 2010 was as follows (in thousands):

	For the years ended December 31,						% change	
	2012		2011		2010		2012 over 2011	2011 over 2010
Industrial Inkjet	$320,228	49%	$240,318	40%	$207,654	41%	33	16%
Productivity Software	103,466	16	81,165	14	57,732	12	27	41
Fiery	228,443	35	270,073	46	238,621	47	(15)%	13
Total revenue	$652,137	100%	$591,556	100%	$504,007	100%	10%	17%



Overview

Revenue was $652.1, $591.6, and $504.0 million for the years ended December 31, 2012, 2011, and 2010, respectively, resulting in a 10% increase in 2012 compared with 2011 and a 17% increase in 2011 compared with 2010. The $60.6 million increase in 2012 compared with 2011 consisted of increased Industrial Inkjet and Productivity Software revenue of $79.9 and $22.3 million, respectively, partially offset by decreased Fiery revenue of $41.6 million. The $87.6 million increase in 2011 compared with 2010 consisted of increased Industrial Inkjet, Productivity Software, and Fiery revenue of $31.5, $32.7, and $23.4 million, respectively.

Industrial Inkjet Revenue

Industrial Inkjet revenue increased by $79.9 million, or 33%, in 2012 compared with 2011 primarily due to the acquisition of Cretaprint, which closed during the first quarter of 2012 enabling our entry into the ceramic tile decoration market, and increased sales of super-wide and wide format UV printers and UV ink. We continue to experience growth resulting from the ongoing analog to digital and solvent to UV migration. Our revenue benefited from strong demand for our GS3250LX UV – curing digital inkjet printer incorporating "cool cure" LED technology, which was launched in 2011, and acceptance of our QS2Pro and QS3Pro super-wide format UV hybrid digital inkjet printers, which were launched in 2012. The QS2Pro and QS3Pro printers were re-designed based on GS technology to replace the QS product line, thereby resulting in numerous operational efficiencies including interchangeability of components and consistent technology between the GS and QS product lines. UV ink revenue increased as a result of the high utilization that our UV printers are experiencing in the field, partially offset by decreased solvent printer installed base demand measured by solvent ink usage.

Industrial Inkjet revenue increased by $32.7 million, or 16%, in 2011 compared with 2010, across all of our Industrial Inkjet product lines encompassing increased printer, digital UV ink, and service part sales. We continued to extend the GS product family in 2010 and 2011 with LED technology on our hybrid GS, as well as a GS roll-to-roll version. In addition, we launched new printing solutions including textile and entry-level production UV hybrid printers.

Productivity Software Revenue

Productivity Software revenue increased by $22.3 million, or 27%, in 2012 compared with 2011, primarily due to our acquisition strategy in the Productivity Software operating segment, as well as increased revenue from Monarch and Pace products and professional services. Productivity Software revenue benefited from our acquisition of Prism, which closed during the third quarter of 2011; our acquisition of Alphagraph, which closed during the fourth quarter of 2011; our acquisition of Metrics, which closed during the second quarter of 2012; and our acquisitions of OPS and Technique, which closed during the fourth quarter of 2012; as well as increased revenue from Monarch and Pace products and professional services. The acquisitions of OPS, Technique, Prism, Alphagraph, and Radius have increased the international presence of our Productivity Software business and, specifically, the acquisition of Metrics has increased our Latin American presence. Our acquisitions have significantly increased our recurring maintenance revenue base. The economic downturn has benefited this operating segment, which focuses on the automation of printing business functions thereby improving productivity and cost reduction by our customers.

Productivity Software revenue increased by $23.4 million, or 41%, in 2011 compared with 2010, primarily due to internally generated revenue increases with respect to the Pace, Monarch, Radius, and web-to-print products. Productivity Software revenue benefited from our acquisition of Prism, which closed during the third quarter of 2011 and to a lesser extent, our acquisitions of Streamline and Alphagraph, which closed during the first and fourth quarters of 2011, respectively. Productivity Software recurring revenue includes subscription revenue and maintenance fees.

Fiery Revenue

Fiery revenue decreased by $41.6 million, or 15%, in 2012 compared with 2011. Although end customer and reseller channel preference for Fiery products drives demand, most Fiery revenue relies on printer manufacturers to design, develop, and integrate Fiery technology into their print engines. The Fiery revenue decline is primarily due to delayed new product launches by these printer manufacturers as well as the slowdown in the European economy.

Fiery revenue increased by $31.5 million, or 13%, in 2011 compared with 2010. The Fiery operating segment experienced strong demand in 2011 for current products from the leading printer manufacturers and increased revenue from stand-alone and embedded servers and proofing software. Fiery revenue benefited to a lesser extent from the Entrac business acquisition, which closed during the third quarter of 2011.

Revenue by Geographic Area

Our revenue by geographic area for the years ended December 31, 2012, 2011, and 2010 was as follows (in thousands):

	For the years ended December 31,						% change	
	2012		2011		2010		2012 over 2011	2011 over 2010
Americas	$354,114	54%	$345,303	58%	$293,747	58%	3%	18%
EMEA	195,397	30	178,471	30	149,488	30	9	19
APAC	102,626	16	67,782	12	60,772	12	51	12
Japan	*27,870*	*4*	*35,655*	*6*	*41,853*	*8*	*(22)*	*(15)*
Rest of world ("ROW")	*74,756*	*12*	*32,127*	*6*	*18,919*	*4*	*133*	*70*
Total revenue	$652,137	100%	$591,556	100%	$504,007	100%	10%	17%

2012 Compared with 2011

Our consolidated revenue increase of $60.6 million, or 10%, in 2012 compared with 2011, resulted from increased revenue in the Americas, EMEA, and ROW, partially offset by decreased revenue in Japan.

Americas revenue increased by 3% in 2012 compared with 2011, primarily due to increased Industrial Inkjet and Productivity Software revenue, partially offset by decreased Fiery revenue as follows:

- Industrial Inkjet revenue increased primarily due to sales of super-wide and wide format UV printers and UV ink.
- Productivity Software revenue increased in the Americas primarily due to revenue realized from our 2011 acquisitions of Streamline and Prism, as well as increased Monarch, Pace, and Radius revenue.
- Fiery revenue decreased primarily as a consequence of delayed product launches by the leading printer manufacturers.

EMEA revenue increased by 9% in 2012 compared with 2011 primarily due to:

- increased Industrial Inkjet revenue resulting from increased label and packaging digital UV printer revenue , UV ink revenue, and the acquisition of Cretaprint, which closed during the first quarter of 2012, and
- increased Productivity Software revenue primarily due to our acquisitions of Prism and Alphagraph, supported by increased Radius revenue,
- partially offset by decreased Fiery revenue.

Japan revenue decreased by 22% in 2012 compared with 2011 primarily due to decreased Fiery revenue resulting from the slow economy in Japan and delayed product launches by the leading printer manufacturers.


Form 10-K

ROW revenue increased by 133% in 2012 compared with 2011 primarily due to the Cretaprint acquisition, which closed during the first quarter of 2012, our acquisition of Prism, which closed during the third quarter of 2011, and our acquisition of Metrics, which closed during the second quarter of 2012. The shift of the ceramic tile industry from southern Europe (e.g., Spain and Italy) to the emerging markets China, India, Brazil, and Indonesia has accelerated revenue growth in this geographic region.

2011 Compared with 2010

Our consolidated revenue increase of $87.6 million, or 17%, in 2011 compared with 2010, resulted from double digit percentage growth in Americas, EMEA, and ROW resulting from increased revenue in all three operating segments, partially offset by decreased revenue in Japan. The 2011 and 2010 Fiery and Industrial Inkjet product launches mitigated the impact of the weak economic environment in 2011. The operating segment geographic breakdown in 2011 remained comparable to 2010 with the exception of the decrease in Japan.

Americas revenue increased by $51.6 million, or 18%, in 2011 compared with 2010. Americas revenue increased due to double digit percentage revenue increases in all three of our operating segments.

EMEA revenue increased by $29.0 million, or 19%, in 2011 compared with 2010, due to double digit percentage revenue growth in all three of our operating segments.

- Industrial Inkjet revenue growth was primarily driven by increased sales of our super-wide format printers, digital UV ink, and parts.
- Our Productivity Software customer base has increased significantly as a result of the Alphagraph and Prism acquisitions and benefited from an expanded international sales force acquired with the Alphagraph, Prism, and Radius acquisitions.

- Fiery revenue increased due to strong demand for current products from the leading printer manufacturers and increased revenue from stand-alone and embedded servers and proofing software.

Japan revenue decreased by $6.2 million, or 15%, in 2011 compared with 2010, primarily due to decreased Industrial Inkjet and Fiery revenue resulting from the poor economy in Japan and delayed sales and supply constraints resulting from the March 2011 earthquake and tsunami.

ROW revenue increased by $13.2 million, or 70%, in 2011 compared with 2010, primarily due to increased demand for Industrial Inkjet and Fiery products in China and the rest of Asia. We have expanded our international sales force as a result of the Alphagraph, Prism, and Radius acquisitions.

Revenue by Geographic Area by Operating Segment in 2012 Compared with 2011

Industrial Inkjet revenue represented 43%, 56%, 4%, and 75% of 2012 revenue in the Americas, EMEA, Japan, and ROW, respectively, compared with 40%, 49%, 7%, and 41% of 2011 revenue.

Productivity Software revenue represented 23%, 9%, 0%, and 7% of 2012 revenue in the Americas, EMEA, Japan, and ROW, respectively, compared with 20%, 5%, 0%, and 8% of 2011 revenue.

Fiery revenue represented 34%, 35%, 96%, and 18% of 2012 revenue in the Americas, EMEA, Japan, and ROW, respectively, compared with 40%, 46%, 93%, and 51% of 2011 revenue.

Shipments to some of our significant printer manufacturer customers are made to centralized purchasing and manufacturing locations, which in turn ship to other locations, making it difficult to obtain accurate geographical shipment data. Accordingly, we believe that export sales of our products into each region may differ from what is reported. We expect that sales outside of the U.S. will continue to represent a significant portion of our total revenue.

Although end customer and reseller channel preference for Fiery products drives demand, most Fiery revenue relies on printer manufacturers to design, develop, and integrate Fiery technology into their print engines. A significant portion of our revenue is, and has been, generated by sales of our Fiery printer and copier related products to a relatively small number of leading printer manufacturers. The printer manufacturers act as distributors and sell Fiery products to end customers through reseller channels. Xerox provided 12% of our revenue for the year ended December 31, 2012. Xerox and Ricoh each provided more than 10% of our revenue individually and together accounted for 26% of our revenue for the year ended December 31, 2011. Xerox and Canon each contributed over 10% of our revenue and together accounted for approximately 27% of our revenue for the year ended December 31, 2010. No assurance can be given that our relationships with these and other printer manufacturers will continue or that we will successfully increase the number of printer manufacturing customers or the size of our existing relationships. We expect that if we continue to increase our revenue in the Industrial Inkjet and Productivity Software operating segments, the percentage of our revenue from printer manufacturing customers will decrease.

Our reliance on revenue from the leading printer manufacturers decreased significantly during 2012 due to the change in mix between our operating segments. In 2012, 68% of our revenue was from other sources as compared with 57% from other sources in 2011 and 2010. Over time, we expect our revenue from the leading printer manufacturers to continue to decline. Because sales of our printer and copier-related products constitute a significant portion of our revenue and there are a limited number of printer manufacturers producing copiers and printers in sufficient volume to be attractive customers for us, we expect that we will continue to depend on a relatively small number of printer manufacturers for a significant portion of our Fiery controller revenue in future periods. Accordingly, if we lose or experience reduced sales to one of these printer manufacturer/distributors, we will have difficulty replacing that revenue with sales to new or existing customers and our Fiery revenue will likely decline significantly.

We intend to continue to develop new products and technologies for each of our product lines including new generations of super-wide and wide format printers, ceramic tile decoration, server and controller products, and other new product lines, and to distribute those new products to or through current and new printer manufacturers, distributors, and end users in 2012 and beyond. No assurance can be given that the introduction or market acceptance of current or future products will be successful.

If sales of our products do not grow over time in absolute terms, or if we are not able to meet demand for higher unit volumes, it could have a material adverse effect on our operating results. There can be no assurance that products that we introduce in the future will successfully compete, be accepted by the market, or otherwise effectively replace the volume of revenue and/or income from our older products. Market acceptance of our software products, products acquired through acquisitions, and other products cannot be assured. In addition, we may experience potential loss of sales, unexpected costs, or adverse impact on relationships with customers or suppliers as a result of acquisitions.

In addition to the factors described above, price reductions for our products will affect revenue in the future. We have previously reduced, and in the future will likely change, prices for our products. Depending on the price elasticity of demand for our products, the pricing and quality of competitive products, and other economic and competitive conditions, price changes have had, and may in the future have, an adverse impact on our revenue and profits.

Gross Profit

Gross profit by operating segment, excluding stock-based compensation, for the years ended December 31, 2012, 2011, and 2010 was as follows (in thousands):

	For the years ended December 31,		
	2012	2011	2010
Industrial Inkjet			
Revenue	$320,228	$240,318	$207,654
Gross profit	127,783	92,738	68,121
Gross profit percentages	39.9%	38.6%	32.8%
Productivity Software			
Revenue	$103,466	$ 81,165	$ 57,732
Gross profit	74,426	56,825	39,329
Gross profit percentages	71.9%	70.0%	68.1%
Fiery			
Revenue	$228,443	$270,073	$238,621
Gross profit	153,805	183,084	161,219
Gross profit percentages	67.3%	67.8%	67.6%


Form 10-K

A reconciliation of operating segment gross profit to the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010 is as follows (in thousands):

	For the years ended December 31,		
	2012	2011	2010
Segment gross profit	$356,014	$332,647	$268,669
Stock-based compensation expense	(1,193)	(1,664)	(984)
Gross profit	$354,821	$330,983	$267,685

Overview

Our gross profit percentages were 54.4%, 56.0%, and 53.1% for the years ended 2012, 2011, and 2010, respectively. Our gross profit percentage decreased by 1.6 percentage points in 2012, as compared with 2011, primarily due to the change in mix between our operating segments. Our lower margin Industrial Inkjet operating segment revenue increased from 40% of consolidated revenue during the year ended December 31, 2011 to 49% of consolidated revenue during the year ended December 31, 2012. Meanwhile, our higher margin Fiery operating segment revenue decreased from 46% of consolidated revenue during the year ended December 31, 2011 to 35% of consolidated revenue during the year ended December 31, 2012. The unfavorable impact of the change in mix was partially offset by our improved gross profit percentage in the Industrial Inkjet and Productivity Software operating segment.

Our gross profit percentage improved by 2.9 percentage points in 2011, as compared with 2010, primarily due to a 5.8 percentage point increase in the Industrial Inkjet gross profit percentage, a 1.9 percentage point increase in the Productivity Software gross profit percentage, and increased Fiery revenue.

Industrial Inkjet Gross Profit

The Industrial Inkjet gross profit percentage increased from 38.6% in 2011 to 39.9% in 2012 primarily due to targeted cost reduction initiatives, achieving post-acquisition cost synergies in the Cretaprint business, fixed manufacturing costs being spread over higher Industrial Inkjet revenue, higher selling prices for new products, favorable product mix shift toward higher margin printers, and reduced warranty exposure, partially offset by expenses related to engineering design modifications to improve quality.

The Industrial Inkjet gross profit percentage increased from 32.8% in 2010 to 38.6% in 2011. The improvement in the Industrial Inkjet gross profit percentage compared with the prior year is primarily due to fixed manufacturing costs being spread over higher Industrial Inkjet revenue and reduced warranty exposure, which resulted from improved product performance, partially offset by engineering design modifications to improve quality. The Industrial Inkjet gross profit percentage also increased due to the $2.3 million write-off of excess solvent inventories and related end-of-life purchases during 2010, as a result of the accelerating transition from solvent to UV technology.

Productivity Software Gross Profit

The increase in the Productivity Software gross profit percentage from 70.0% in 2011 to 71.9% in 2012 was primarily due to efficiencies gained through increased revenue and the achievement of certain post-acquisition cost synergies. The increase in Productivity Software revenue aided the gross profit percentage due to the fixed component included within the Productivity Software cost of revenue.

The increase in the Productivity Software gross profit percentage from 68.1% in 2010 to 70.0% in 2011 was primarily due to efficiencies gained through increased revenue. Productivity Software revenue increased from 12% of total revenue in 2010 to 14% of total revenue in 2011.

Fiery Gross Profit

The Fiery gross profit percentage of 67.3% in 2012 was comparable to 67.8% in 2011 primarily due to comparable product mix and stable pricing.

The Fiery gross profit percentage of 67.8% in 2011 was comparable to 67.6% in 2010. The increase in Fiery revenue dollars aided the consolidated gross profit percentage due to the fixed component included within the Fiery cost of revenue.

If our product mix changes significantly, our gross profit will fluctuate. In addition, gross profit can be impacted by a variety of other factors. These factors include market prices achieved on our current and future products, availability and pricing of key components (including memory subsystems, processors, and print heads), subcontractor manufacturing costs, product mix, distribution channel, geographic mix, product transition results, new product introductions, competition, business acquisitions, and general economic conditions in the U.S. and abroad. Consequently, gross profit may fluctuate from period to period. In addition, if we reduce prices, gross profit could be lower.

Many of our products and sub-assemblies are manufactured by subcontract manufacturers that purchase most of the necessary components. If our subcontract manufacturers cannot obtain necessary components at favorable prices, we could experience increased product costs. We purchase certain components directly, including processors, memory subsystems, certain ASICs, and software licensed from various sources, including Adobe PostScript® software.

Operating Expenses

Operating expenses for the years ended December 31, 2012, 2011, and 2010 were as follows (in thousands):

	For the years ended December 31,				
				% change	
	2012	2011	2010	2012 over 2011	2011 over 2010
Research and development	$120,298	$115,901	$105,769	4%	10%
Sales and marketing	125,513	119,487	107,322	5	11
General and administrative	50,727	53,756	38,185	(6)	41
Amortization of identified intangibles	18,594	11,248	12,385	65	(9)
Restructuring and other	5,803	3,258	3,615	78	(10)
Asset impairment	—	—	685	—	(100)
Total operating expenses	$320,935	$303,650	$267,961	6%	13%


Form 10-K

Operating expenses increased by $17.3 million, or 6%, in 2012 as compared with 2011, and by $35.7 million, or 13%, in 2011 as compared with 2010.

Operating expenses increased by $17.3 million between 2011 and 2012, but decreased as a percentage of revenue from 52% in 2011 to 49% in 2012 due to the 10% increase in revenue between the corresponding periods. Operating expenses increased due to head count increases related to business acquisitions in all three operating segments, commission payments resulting from increased revenue, and increased trade show and marketing program spending, primarily due to Drupa, which is a European trade show that is held once every four years, partially offset by the change in fair value of contingent consideration related to our Entrac and Alphagraph acquisitions.

Operating expenses increased by $35.7 million between 2010 and 2011, but decreased as a percentage of revenue from 53% in 2010 to 52% in 2011 due to the 17% increase in revenue during the corresponding periods. The increase in operating expenses was primarily driven by head count increases related to our business acquisitions, reinstatement of salaries and benefits reduced during the economic downturn, variable compensation due to improved profitability, commission payments resulting from increased revenue, non-recurring engineering expenses related to our product launches, change in fair value of contingent consideration related to our Radius acquisition, and increased stock-based compensation expense.

Research and Development

Research and development expenses consist primarily of costs associated with personnel, consulting, travel, research and development facilities, and prototype materials. Research and development expenses for the years ended December 31, 2012, 2011, and 2010 were $120.3 million, or 18% of revenue, $115.9 million, or 20% of revenue, and $105.8 million, or 21% of revenue, respectively.

Research and development expenses increased by $4.4 million, or 4%, in 2012 as compared with 2011. Personnel-related expenses increased by $6.4 million primarily due to head count increases related to our business acquisitions, partially offset by decreased variable compensation. Prototypes and non-recurring engineering, consulting, contractor, and related travel expenses decreased by $1.3 million. Facility and information technology expenses decreased by $0.7 million.

Research and development expenses increased by $10.1 million, or 10%, in 2011 as compared with 2010. Personnel-related expenses increased by $7.3 million primarily due to head count increases related to the Alphagraph, Prism, Entrac, and Streamline acquisitions, reinstatement of salaries and benefits reduced during the economic downturn, and increased variable compensation due to improved profitability. Prototypes and non-recurring engineering, consulting, contractor, and travel expenses increased by $4.8 million related to upcoming product launches, support of existing products, and trade show support. Stock-based compensation expense increased by $1.6 million related to new equity awards granted and a true-up of estimated forfeitures. Facility and information technology expenses decreased by $3.6 million primarily due to closure or downsizing of certain research and development locations during the last twelve months.

Research and development head count was 967, 944, and 834 as of December 31, 2012, 2011, and 2010, respectively.

We expect that if the U.S. dollar remains volatile against the Indian rupee, Euro, British pound sterling, or Brazilian real, research and development expenses reported in U.S. dollars could fluctuate, although we hedge our operating expense exposure to the Indian rupee, which partially mitigates this risk.

Sales and Marketing

Sales and marketing expenses include personnel expenses, costs of trade shows, marketing programs and promotional materials, sales commissions, travel and entertainment expenses, depreciation, and costs associated with sales offices in the U.S., Europe, and ROW. Sales and marketing expenses for the years ended December 31, 2012, 2011, and 2010 were $125.5 million, or 19% of revenue, $119.5 million, or 20% of revenue, and $107.3 million, or 21% of revenue, respectively.

Sales and marketing expenses increased by $6.0 million, or 5%, in 2012 as compared with 2011. Personnel-related expenses increased by $6.1 million primarily due to head count increases related to our business acquisitions and increased commission payments resulting from increased revenue, partially offset by reduced variable compensation. Trade show and marketing program spending, including related travel and freight, increased by $1.6 million, primarily due to Drupa, which is a European trade show that is held once every four years. Stock-based compensation expense decreased by $0.8 million primarily due to a true-up of estimated forfeitures. Facility and information technology expenses decreased by $0.9 million.

Sales and marketing expenses increased by $12.2 million, or 11%, in 2011 as compared with 2010. Personnel-related expenses increased by $9.4 million primarily due to head count increases related to our business acquisitions, reinstatement of salaries and benefits reduced during the economic downturn, increased commission payments resulting from increased revenue, and increased variable compensation due to improved profitability. We have increased trade show and marketing program spending, and related travel and freight, by $2.2 million. Stock-based compensation expense increased by $0.4 million due to new equity awards granted and a true-up of estimated forfeitures.

Sales and marketing head count was 613, 583, and 527 as of December 31, 2012, 2011, and 2010, respectively, including 207, 188, and 168 in customer service for each of the years presented.

Over time, our sales and marketing expenses may increase in absolute terms if revenue increases in future periods as we continue to actively promote our products and introduce new products and services. We expect that if the U.S. dollar remains volatile against the Euro, British pound sterling, Brazilian real, and other currencies, sales and marketing expenses reported in U.S. dollars could fluctuate.

General and Administrative

General and administrative expenses consist primarily of human resources, legal, and finance expenses. General and administrative expenses for the years ended December 31, 2012, 2011, and 2010 were $50.7 million, or 8% of revenue, $53.8 million, or 9% of revenue, and $38.2 million, or 8% of revenue, respectively.

General and administrative expenses decreased $3.1 million, or 6%, in 2012 as compared with 2011. Stock-based compensation expense decreased by $2.4 million primarily due to a true-up of estimated forfeitures. We incurred $0.5 million in settlement of a dispute with the lessor of a facility in the U.K., which was partially offset by the receipt of an additional $0.3 million in insurance proceeds, net of legal fees and costs, related to our securities derivative litigation, which was settled in 2008. Imputed sublease income of $0.5 million, partially offset by imputed depreciation of $0.3 million, has been accrued as of December 31, 2012 related to the sale of building and land. Acquisition-related expenses decreased by $0.2 million due to lower expenses related to the five acquisitions that closed during 2012, as well as other anticipated transactions which are anticipated to close subsequent to December 31, 2012, compared with higher expenses related to four acquisitions that closed during 2011.

The 2012 Entrac and Alphagraph earnout performance targets were not achieved and partially achieved, respectively. Consequently, the fair value of the Entrac and Alphagraph earnouts decreased by $1.4 and $0.7 million, respectively, as of December 31, 2012, partially offset by $1.7 million of earnout interest accretion. In accordance with ASC 805-30-35-1, changes in the fair value of contingent consideration subsequent to the acquisition date have been recognized in general and administrative expense.


Form 10-K

General and administrative expenses increased $15.6 million, or 41%, in 2011 as compared with 2010. Personnel-related expenses increased by $5.0 million primarily driven by head count increases related to our business acquisitions, reinstatement of salaries and benefits reduced during the economic downturn, and increased variable compensation due to improved profitability. Acquisition-related costs increased by $1.2 million as four acquisitions were closed in 2011, compared with one acquisition that closed in 2010. Stock-based compensation expense increased by $4.7 million due to new equity awards granted and a true-up of estimated forfeitures.

The 2011 Radius earnout performance targets were achieved. Consequently, the fair value of the Radius earnout increased by $1.5 million as of December 31, 2011. In accordance with ASC 805-30-35-1, changes in the fair value of contingent consideration subsequent to the acquisition date have been recognized in general and administrative expense.

We expect that if the U.S. dollar remains volatile against the Euro, British pound sterling, Indian rupee, Brazilian real, or other currencies, general and administrative expenses reported in U.S. dollars could fluctuate.

Stock-based Compensation

Stock-based compensation expense for the years ended December 31, 2012, 2011, and 2010 were $19.7 million, or 3% of revenue, $23.4 million, or 4% of revenue, and $15.9 million, or 3% of revenue, respectively.

We account for stock-based payment awards in accordance with ASC 718, Stock Compensation, which requires stock-based compensation expense to be recognized based on the fair value of such awards on the date of grant. We amortize compensation cost on a graded vesting basis over the vesting period, after assessing the probability of achieving requisite performance criteria with respect to performance-based awards. Stock-based compensation cost is recognized over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards. This has the impact of greater stock-based compensation expense during the initial years of the vesting period.

Stock-based compensation expense decreased $3.7 million, or 16%, in 2012 as compared with 2011 due to fluctuations in the number of awards granted between the periods and a true-up of estimated forfeitures. Stock-based compensation expense increased $7.5 million, or 47%, in 2011 as compared with 2010 due to new equity awards granted with relatively higher fair value driven by the increase in the trading price of our stock and a true-up of estimated forfeitures.

Amortization of Identified Intangibles

Amortization of identified intangibles for the years ended December 31, 2012, 2011, and 2010 was $18.6 million, or 3% of revenue, $11.2 million, or 2% of revenue, and $12.4 million, or 2% of revenue, respectively.

The $7.4 million increase in 2012, as compared with 2011, is primarily due to amortization of intangible assets identified through the business acquisitions that closed during 2012 and 2011, partially offset by decreased amortization due to Vutek customer relationships.

The $1.2 million decrease in 2011, as compared with 2010, is primarily due to intangible assets that became fully amortized during 2011 consisting primarily of VUTEk customer relationships, partially offset by the amortization of intangible assets resulting from the Alphagraph, Prism, Entrac, and Streamline acquisitions and a full year of Radius intangible asset amortization.

Restructuring and Other

During the years ended December 31, 2012, 2011, and 2010, cost reduction actions were taken to lower our quarterly operating expense run rate as we analyzed our cost structure. We announced restructuring plans to better align our costs with revenue levels and the current economic environment and to re-align our cost structure following our business acquisitions. These charges primarily relate to cost reduction actions undertaken to lower our quarterly operating expense run rate in the Fiery operating segment as well as targeted reductions in the Productivity Software operating segment. Restructuring and other consists primarily of restructuring, severance, retention, facility downsizing and relocation, and acquisition integration expenses. Our restructuring plans are accounted for in accordance with ASC 420, Exit or Disposal Cost Obligations, and ASC 820, Fair Value Measurement.

Restructuring and other costs for the years ended December 31, 2012, 2011, and 2010 were $5.8, $3.3, and $3.6 million, respectively. Restructuring and other charges include severance costs of $2.9, $1.7, and $2.4 million related to head count reductions of 117, 55, and 98 for the years ended December 31, 2012, 2011, and 2010, respectively. Severance costs include severance payments, related employee benefits, retention bonuses, outplacement, and relocation costs.

Facilities reduction and other costs for the years ended December 31, 2012, 2011, and 2010 were $0.3, $0.6, and $0.9 million, respectively. Facilities reduction and other costs include facilities downsizing and relocation costs in the Americas primarily related to the Fiery operating segment in 2012, charges resulting from a decrease in estimated sublease income necessitated by continuing weakness in the commercial real estate market where these facilities are located of $0.2 and $0.6 million for the years ended December 31, 2011 and 2010, respectively, facilities relocations in 2011, and costs to downsize or relocate six facilities in 2010.

Integration expenses for the years ended December 31, 2012, 2011, and 2010 of $1.7, $1.0, and $0.3 million, respectively, were required to integrate our business acquisitions. Integration expenses incurred in 2012 relate primarily to the Cretaprint and Prism acquisitions, including the operational restructuring in Spainish. Integration expenses incurred in 2011 relate primarily to the PrintStream, Prism, and Entrac acquisitions. Integration expenses incurred in 2010 relate primarily to the Radius acquisition.

Retention expenses of $0.9 million were accrued during the year ended December 31, 2012 associated with the Cretaprint acquisition.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, includes interest income (expense), net, imputed interest expense related to the sale of building and land, gains and losses from sales of our cash and short-term investments, gains from sales of minority investments in privately-held companies, and net foreign currency transaction gains and losses on our operating activities. Interest and other income (expense), net, for the years ended December 31, 2012, 2011, and 2010 was $1.1, $3.1, and $(1.4) million, respectively.

Interest and other income (expense), net, increased by $2.0 million in 2012, as compared with 2011, primarily due to the $2.9 million gain on sale of a minority interest in a privately-held company in the prior year, imputed interest expense of $0.6 million related to the sale of building and land, and $0.2 million decrease in interest income due to lower cash equivalent and investment balances earlier in 2012, partially offset by a foreign currency fluctuation of $1.7 million between the periods. This foreign currency fluctuation was the result of a $0.6 million foreign exchange gain resulting from the revaluation of our foreign currency denominated net assets (mainly denominated in Euros, British pounds sterling, Brazilian reais, and Indian rupees) compared with a $1.1 million foreign exchange loss in the prior year.

Interest and other income (expense), net, increased by $4.5 million in 2011, as compared with 2010, primarily driven by the sale of a minority investment in a privately-held company for $2.9 million because the investment was no longer considered to be strategic and $2.2 million decrease in unfavorable realized and unrealized foreign exchange fluctuations primarily resulting from our Euro and British pound sterling-denominated assets and liabilities including intercompany loans, partially offset by $0.4 million of investment gains realized in 2010.

Interest income for the years ended December 31, 2012, 2011, and 2010 was $1.3, $1.5, and $1.7 million, respectively.


Form 10-K

Deferred Proceeds from Property Transaction

On November 1, 2012, we sold the 294,000 square foot building located at 303 Velocity Way in Foster City, California, which serves as our corporate headquarters, along with approximately four acres of land and certain other assets related to the property, to Gilead for $179.6 million. We will continue to use the facility for up to one year for which rent is not required to be paid. We are accounting for this transaction as a financing transaction related to our continued use of the facility and a sublease receivable relative to Gilead's use of a portion of the facility. Our use of the facility during the rent-free period constitutes a form of continuing involvement that prevents gain recognition. We will record interest expense on the financing obligation at our incremental borrowing rate and increase the financing obligation by the same amount. At the same time, we will record sublease income at an implied market rate from Gilead and record a sublease receivable for the same amount. At that point, we will have no continuing involvement with the property and we will account for the transaction as a property sale, thereby recognizing a gain of approximately $118 million on the sale of the property, which represents the difference between the sales proceeds and the carrying value of the property and related assets as well as any direct incremental costs associated with the sale.

The assets subject to this sale of $63.0 million as of December 31, 2012, include land, building, and improvements of $61.6 million, and current assets of $1.4 million. The sold assets include the $56.9 million facility, $2.9 million of related land, and $2.1 million of leasehold and land improvements, net of accumulated depreciation of $0.3 million. Current assets include $0.4 million of direct transaction costs, $0.5 million of previously capitalized lease financing and other costs, and an imputed sublease receivable of $0.5 million.

Goodwill Impairment

We perform our annual goodwill impairment analysis in the fourth quarter of each year according to the provisions of ASC 350-20-35, Goodwill—Subsequent Measurement. A two-step impairment test of goodwill is required. In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded equal to the difference.

Our goodwill valuation analysis is based on our respective reporting units (Industrial Inkjet, Productivity Software, and Fiery), which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements. We determined the fair value of our reporting units as of December 31, 2012 by equally weighting the market and income approaches. Under the market approach, we estimated fair value based on market multiples of revenue or earnings of comparable companies. Under the income approach, we estimated fair value based on a projected cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Based on our valuation results, we have determined that the fair values of our reporting units exceed their carrying values. Industrial Inkjet, Productivity Software, and Fiery fair values are $318, $211, and $194 million, respectively, which exceed carrying value by 74%, 82%, and 106%, respectively.

Since fair values were determined using a weighting of the market and income approaches, we reviewed the sensitivity of the market multiple and discount rate to evaluate the sensitivity of the Industrial Inkjet, Productivity Software, and Fiery valuations. The impact of a change in the market multiple of 1% results in either an increase or decrease in Industrial Inkjet, Productivity Software, and Fiery fair values of 0.5%. Likewise, the impact of a change in the discount rate of one percentage point results in either an increase in the Industrial Inkjet, Productivity Software, and Fiery fair values of 6.0%, 4.3%, or 4.1%, respectively, or a decrease of 4.9%, 4.0%, or 3.6%, respectively. Consequently, we have concluded that no reasonably possible changes would reduce the fair value of the reporting units to such a level that it would cause a failure in step one of the impairment analysis.

Long-Lived Asset Impairment

We evaluate potential impairment with respect to long-lived assets whenever events or changes in circumstances indicate their carrying amount may not be recoverable. We recognized long-lived asset impairment charges of $0.7 million for the year ended December 31, 2010, consisting primarily of assets impaired related to an Industrial Inkjet facility closure and the impairment of the remaining book value of our equity method investees. No asset impairment charges were recognized during the years ended December 31, 2012 and 2011.

Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services that are strategic to us. In-substance common stock investments in which we exercise significant influence over operating and financial policies, but do not have a majority voting interest, are accounted for using the equity method of accounting. Investments not meeting these requirements are accounted for using the cost method of accounting.

We previously assessed each investment's technology pipeline and market conditions in the industry and determined it is no longer probable that they will generate sufficient positive future cash flows to recover the full carrying amount of the investment. As such, we recognized an impairment charge of $6.1 million in 2008. During the second quarter of 2010, we further assessed each remaining investment's ability to sustain an earnings capacity that would justify the carrying amount of the investment in accordance with ASC 323-10-35-32, Investments— Equity Method and Joint Ventures—Subsequent Measurement. Based on this assessment, we impaired the remaining carrying value of these investments of $0.3 million. In September 2011, we received proceeds from the sale of one of these investments of $2.9 million.

Income (Loss) before Income Taxes

Income (loss) before income taxes for the years ended December 31, 2012, 2011, and 2010 were as follows (in thousands):

	For the years ended December 31,		
	2012	2011	2010
U.S.	$ 5,615	$ 3,143	$(18,818)
Foreign	29,408	27,277	17,188
Total	$35,023	$30,420	$ (1,630)

For the year ended December 31, 2012, pre-tax income of $35.0 million consisted of U.S. and foreign pre-tax income of $7.9 and $27.1 million, respectively. Pre-tax income attributable to U.S. operations is net of amortization of identified intangibles of $7.3 million, stock-based compensation expense of $19.7 million, restructuring and other costs of $3.2 million, imputed net expenses related to the sale of building and land of $0.4 million, and acquisition-related transaction costs of $1.6 million, partially offset by net litigation settlement of $0.3 million and change in fair value of contingent consideration of $1.4 million. Pre-tax income attributable to foreign operations is net of restructuring and other costs of $2.6 million, acquisition-related transaction costs of $0.6 million, amortization of identified intangibles of $11.3 million, and litigation settlement of $0.5 million.

For the year ended December 31, 2011, pre-tax income of $30.4 million consisted of U.S. and foreign pre-tax income of $3.1 and $27.3 million, respectively. Pre-tax income attributable to U.S. operations is net of amortization of identified intangibles of $8.8 million, stock-based compensation expense of $23.4 million, restructuring and other costs of $2.6 million, and acquisition-related transaction costs of $1.0 million, partially offset by $2.9 million gain on sale of minority investment in a privately held company. Pre-tax income attributable to foreign operations is net of restructuring and other costs of $0.7 million, acquisition-related transaction costs of $1.3 million, amortization of identified intangibles of $2.4 million, and change in fair value of contingent consideration related to the Radius acquisition of $1.5 million.


Form 10-K

For the year ended December 31, 2010, pre-tax loss of $1.6 million included $18.8 million of U.S. pre-tax loss and $17.2 million of foreign pre-tax income. The pre-tax loss attributable to U.S. operations included amortization of identified intangibles of $11.5 million, stock-based compensation expense of $15.9 million, restructuring and other costs of $2.3 million, excess solvent inventory and related end-of-life purchases of $0.9 million, and asset impairment of $0.3 million. The pre-tax income attributable to foreign operations is net of restructuring and other costs of $1.3 million, Radius acquisition-related transaction costs of $1.2 million, amortization of identified intangibles of $0.9 million, excess solvent inventory and related end-of-life purchases of $1.4 million, and asset impairment of $0.4 million.

Provision for (Benefit from) Income Taxes

We recorded a tax benefit of $48.2 million in 2012 on pre-tax income of $35.0 million, compared to a tax provision of $3.0 million in 2011 on pre-tax income of $30.4 million, and a tax benefit of $9.1 million in 2010 on a pre-tax loss of $1.6 million.

The provisions for (benefit from) income taxes before discrete items were $17.2, $6.7, and $(0.2) million for the years ended December 31, 2012, 2011, and 2010, respectively. Primary differences between our recorded tax provision (benefit) rate and the U.S. statutory rate of 35% include tax benefits related to credits for research and development costs, lower taxes on permanently reinvested foreign earnings, and the tax effects of stock-based compensation expense pursuant to ASC 718-740, Stock Compensation—Income Taxes, which are non-deductible for tax purposes. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed, renewing the federal research and development credit retroactive to January 1, 2012. In accordance with ASC 740-10-45-15, Income Taxes, requires that the effects of a change in tax law or rates be recognized in the period that includes the enactment date; consequently, we have not recognized the benefit of the federal research and development credit during the year ended December 31, 2012.

The following table reconciles our provision for (benefit from) income taxes before discrete items to our provision for (benefit from) income taxes for the years ended December 31, 2012, 2011, and 2010 (in millions):

	For the years ended December 31,		
	2012	2011	2010
Provision for (benefit from) income taxes before discrete items	$ 17.2	$ 6.7	$(0.2)
Provision related to tax shortfalls recorded pursuant to ASC 718-740	—	—	4.1
Provision related to gain on sale of minority investment in a privately held company	—	1.1	—
Provision related to the election of California Single Sales Factor	—	0.6	—
Interest related to unrecognized tax benefits	0.3	0.4	0.4
Benefit related to capital loss due to liquidation of subsidiary	(43.6)	—	—
Benefit related to increased value of intangibles	(6.5)	—	—
Benefit related to restructuring and other expense	(1.3)	(0.6)	(1.1)
Benefit related to acquisition expenses	—	(0.4)	—
Benefit related to asset impairment charges	—	—	(0.3)
Benefit related to excess solvent inventories and related end-of-life purchases	—	—	(0.4)
Tax deductions related to Employee Stock Purchase Plan ("ESPP") dispositions	(0.6)	(0.6)	(0.7)
Benefit related to reassessment of taxes related to filing of prior year tax returns	(1.9)	(1.6)	(2.4)
Benefit related to reversals of uncertain tax positions due to statute of limitation expirations	(10.5)	(1.8)	(7.5)
Benefit related to reversals of accrued interest related to uncertain tax positions	(0.5)	(0.2)	(1.0)
Benefit related to net adjustments due to foreign audit settlements	(0.8)	(0.6)	—
Provision for (benefit from) income taxes	$(48.2)	$ 3.0	$(9.1)

In 2012, we entered into a business reorganization and subsequent liquidation of VUTEk, Inc., a wholly-owned U.S. subsidiary that we acquired in 2005 in a non-taxable stock acquisition. One of the effects of this reorganization, in combination with other factors, was the recognition of a combined $43.6 million federal and state tax benefit due to the realization of capital loss deductions related to the difference between a portion of our original acquisition price of VUTEk, Inc., and its current fair market value. In 2008, we recorded an impairment charge related to the decreased value of our Inkjet reporting unit for financial reporting purposes, which included VUTEk, Inc., for which a limited tax benefit was recognized given the legal form of our original acquisition of VUTEk, Inc. and the nature of the impairment.

As a result of the sale of our Foster City corporate headquarters building and related land in 2012, we recognized taxable income of approximately $118 million and have recorded a deferred tax asset of $47.9 million. While this gain is required to be reported in 2012 for income tax purposes it was also required to be deferred under GAAP until we vacate the building. We anticipate the reversal of this deferred tax asset in our fourth quarter of 2013.

In the fourth quarter of 2012, we entered into a business reorganization which merged our two operating subsidiaries in Spain into one operating unit. In addition to achieving operational synergies, one of the effects of this reorganization was the recognition of a tax benefit of $6.5 million related to an increase in the value of intangible assets for Spanish statutory and tax reporting purposes.

We earn a significant amount of our operating income outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions. Most of this income is earned in the Netherlands, Spain, and the Cayman Islands, which are jurisdictions with tax rates materially lower than the statutory U.S. tax rate of 35%. Subsequent to the acquisition of Cretaprint in January 2012, we realigned the ownership of its intellectual property to parallel EFI's worldwide intellectual property ownership. Our effective tax rate could fluctuate significantly and be adversely impacted if anticipated earnings in the Netherlands, Spain, and the Cayman Islands are proportionally lower than current projections and earnings in all other jurisdictions are proportionally higher than current projections.

While we currently do not foresee a need to repatriate the earnings of these operations, should we require more capital in the U.S. than is generated by our U.S. operations, we may elect to repatriate funds held in our foreign jurisdictions or raise capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates, the cash payment of taxes, and/or increased interest expense.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income by considering both positive and negative evidence relating to their recoverability. If we believe that recovery of these deferred tax assets is not more likely than not, we establish a valuation allowance. To the extent we increase a valuation allowance, we will include an expense within the tax provision in the Consolidated Statement of Operations in the period in which such determination is made.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we considered all available evidence, including recent operating results, projections of future taxable income, our ability to utilize loss and credit carryforwards, and the feasibility of tax planning strategies. A significant piece of objective positive evidence evaluated was cumulative pre-tax income during the three years ended December 31, 2012. In addition, we considered that loss and credit carryforwards have not expired unused and a majority of our loss and credit carryforwards will not expire prior to 2020. Finally, we considered that our results from operations have improved each year since 2008.

As a result of this evaluation, we have determined that it is more likely than not that we will realize the benefit related to our deferred tax assets, except for a valuation allowance on foreign tax credits resulting from the 2003 acquisition of Best GmbH and compensation deductions potentially limited by U.S. Internal Revenue Code ("IRC") 162(m). The amount of deferred tax assets considered realizable could be negatively impacted if sufficient taxable income is not generated in the carryforward period.

Unaudited Non-GAAP Financial Information

Use of Non-GAAP Financial Information

To supplement our consolidated financial results prepared in accordance with generally accepted accounting principles ("GAAP"), we use non-GAAP measures of net income and earnings per diluted share that are GAAP net income and GAAP earnings per diluted share adjusted to exclude certain recurring and non-recurring costs, expenses, and gains.

We believe that the presentation of non-GAAP net income and non-GAAP earnings per diluted share provides important supplemental information regarding non-cash expenses and significant recurring and non-recurring items that we believe are important to understanding financial and business trends relating to our financial condition and results of operations. Non-GAAP net income and non-GAAP earnings per diluted share are among the primary indicators used by management as a basis for planning and forecasting future periods and by management and our board of directors to determine whether our operating performance has met specified targets and thresholds. Management uses non-GAAP net income and non-GAAP earnings per diluted share when evaluating operating performance because it believes the exclusion of the items described below, for which the amounts and/or timing may vary significantly depending on the Company's activities and other factors, facilitates comparability of the Company's operating performance from period to period. We have chosen to provide this information to investors so they can analyze our operating results in the same way as management and use this information in their assessment of our business and the valuation of our Company.

Use and Economic Substance of Non-GAAP Financial Measures

We compute non-GAAP net income and non-GAAP earnings per diluted share by adjusting GAAP net income and GAAP earnings per diluted share to remove the impact of recurring amortization of acquisition-related intangibles and stock-based compensation expense, as well as restructuring related and non-recurring charges and gains and the tax effect of these adjustments. Such non-recurring charges and gains include acquisition-related transaction expenses and the costs to integrate such acquisitions into our business, sale of a non-strategic minority investment in a privately-held company, changes in the fair value of contingent consideration. end-of-life solvent inventory purchases and related obsolescence, and asset impairment.

These excluded items are described below:

- Recurring charges and gains, including:
  - Amortization of acquisition-related intangibles. Intangible assets acquired to date are being amortized on a straight-line basis. Post-acquisition non-competition agreements are amortized over their term.
  - Stock-based compensation expense recognized in accordance with ASC 718.
- Non-recurring charges and gains, including:
  - Provision for excess solvent inventories and related end-of-life purchases resulting from the accelerating transition from solvent-based printing to UV curable-based printing.
  - Restructuring and other consists of:
    - Restructuring charges incurred as we consolidate the number and size of our facilities and, as a result, reduce the size of our workforce.
    - Acquisition-related executive deferred compensation costs, which are dependent on the continuing employment of a former shareholder of an acquired company, are being amortized on a straight-line basis.
    - Expenses incurred to integrate businesses acquired during the periods reported.
  - Acquisition-related transaction costs associated with businesses acquired during the periods reported and anticipated transactions.
  - Asset impairment costs consist primarily of equipment and non-cancellable purchase orders relating to a facility closure and the impairment of a private minority investment.
  - Changes in fair value of contingent consideration. Our management determined that we should analyze the total return provided by the investment when evaluating operating results of an acquired entity. The total return consists of operating profit generated from the acquired entity compared to the purchase price paid, including the final amounts paid for contingent consideration without considering any post-acquisition adjustments related to the change in the fair value of the contingent consideration. Because management believes the final purchase price paid for the acquisition reflects the accounting value assigned to both contingent consideration and to the intangible assets, we exclude the GAAP impact of any adjustments to the fair value of acquisition-related contingent consideration from the operating results of an acquisition in subsequent periods. We believe this approach is useful in understanding the long-term return provided by an acquisition and that investors benefit from a supplemental non-GAAP financial measure that excludes the impact of this adjustment.

- Imputed net expenses related to sale of building and land. On November 1, 2012, we sold our 294,000 square foot building located at 303 Velocity Way in Foster City, California, which serves as our corporate headquarters, along with approximately four acres of land and certain other assets related to the property, to Gilead for $179.6 million. We will continue to use the facility for up to one year for which rent is not required to be paid. This constitutes a form of continuing involvement that prevents gain recognition. Until we vacate the building, the proceeds from the sale will be recognized as deferred proceeds from property transaction on our Consolidated Balance Sheet, which is currently $180.2 million, including imputed interest costs. Imputed interest expense and depreciation, net of accrued sublease income of $0.4 million, has been accrued as of December 31, 2012.
- Gain on sale of minority investment in a privately-held company. Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services that are considered to be strategic to us. Each of these investments had been fully impaired in prior years. In 2011, we sold one of these investments for $2.9 million because it was no longer considered to be strategic.
- We settled a dispute with the lessor of a facility in the U.K. for $0.5 million in 2012, which was partially offset by the receipt of an additional $0.3 million in insurance proceeds in 2012, net of legal fees and costs, related to our previously disclosed settlement of the shareholder derivative litigation concerning our historical stock option granting practices.

- Tax effect of non-GAAP adjustments as follows:
  - After excluding the items described above, we apply the principles of ASC 740, to estimate the non-GAAP income tax provision in each jurisdiction in which we operate.
  - We have excluded a $43.6 million benefit from our non-GAAP net income for the year ended December 31, 2012 due to a capital loss related to the liquidation of a wholly-owned subsidiary.
  - We have excluded a $6.5 million benefit from our non-GAAP net income for the year ended December 31, 2012 related to an increase in value of acquired intangibles for tax purposes due to an operational restructuring in Spain.
  - We have excluded the recognition of previously unrecognized tax benefits of $11.2, $2.6, and $8.5 million from our non-GAAP net income for the years ended December 31, 2012, 2011, and 2010, respectively, to facilitate comparability of our operating performance between the years. These tax benefits primarily arose from the release of previously unrecognized tax benefits resulting from the expiration of U.S. federal and state statutes of limitations.
  - We recognized a tax benefit of $2.8 million resulting from the retroactive renewal of the U.S. federal research and development tax credit on January 2, 2013. Our tax benefit determined in accordance with GAAP is based on tax rates and regulations enacted as of December 31, 2012. Consequently, the research and development tax credit did not enter into the determination of our GAAP net income for the year ended December 31, 2012.
  - We have excluded interest accrued on prior year tax reserves of $0.3, $0.4, and $0.4 million from our non-GAAP net income for the years ended December 31, 2012, 2011, and 2010, respectively.


Form 10-K

Usefulness of Non-GAAP Financial Information to Investors

These non-GAAP measures are not in accordance with or an alternative to GAAP and may be materially different from other non-GAAP measures, including similarly titled non-GAAP measures, used by other companies. The presentation of this additional information should not be considered in isolation from, as a substitute for, or superior to, net income or earnings per diluted share prepared in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect certain items that may have a material impact on our reported financial results. We expect to continue to incur expenses of a nature similar to the non-

GAAP adjustments described above, and exclusion of these items from our non-GAAP net income and non-GAAP earnings per diluted share should not be construed as an inference that these costs are unusual, infrequent, or non-recurring.

Reconciliation of GAAP Net Income to Non-GAAP Net Income
(unaudited)

(millions, except per share data)	For the years ended December 31, 2012	2011	2010
Net income	$ 83.3	$ 27.5	$ 7.5
Excess solvent inventories and related end-of-life purchases	—	—	2.3
Amortization of identified intangible assets	18.6	11.2	12.4
Stock-based compensation expense	19.7	23.4	15.9
Restructuring and other	5.8	3.3	3.6
Acquisition-related transaction costs	2.2	2.3	1.2
Changes in fair value of contingent consideration	(1.4)	1.5	—
Litigation settlements	0.3	—	—
Imputed net expenses related to the sale of building and land	0.4	—	—
Asset impairment	—	—	0.7
Gain on sale of minority investment in a privately-held company	—	(2.9)	—
Tax effect of non-GAAP net income	(67.4)	(13.2)	(15.8)
Non-GAAP net income	$ 61.5	$ 53.1	$ 27.8
Non-GAAP net income per diluted share	$ 1.29	$ 1.12	$ 0.59
Shares for purposes of computing diluted non-GAAP net income per share	47.7	47.6	47.2

Critical Accounting Policies

The preparation of the consolidated financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to revenue recognition, bad debts, inventories and purchase commitments, warranty obligations, litigation, restructuring activities, self-insurance, fair value of financial instruments, stock-based compensation, income taxes, valuation of goodwill and intangible assets, business combinations, and contingencies on an ongoing basis. Estimates are based on historical and current experience, the impact of the current economic environment, and various other assumptions believed to be reasonable under the circumstances at the time of the estimate, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our critical accounting policies and estimates are as follows:

- revenue recognition;
- allowances for doubtful accounts,
- inventory reserves and purchase commitments,
- warranty reserves,
- litigation accruals,

- restructuring reserves,
- self-insurance reserves;
- fair value of financial instruments;
- accounting for stock-based compensation;
- accounting for income taxes;
- valuation analyses of goodwill and intangible assets;
- business combinations; and
- determination of functional currencies for consolidating international operations.

Revenue recognition. We derive our revenue primarily from product revenue, which includes hardware (controllers, design-licensed solutions including upgrades, digital industrial inkjet printers including components replaced under maintenance agreements, and ink), software licensing and development, and royalties. We receive service revenue from software license maintenance agreements, customer support, training, and consulting. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences could result in the amount and timing of revenue for any period if our management made different judgments or utilized different estimates.

We recognize revenue on the sale of controllers, printers, and ink in accordance with the provisions of SEC Staff Accounting Bulletin ("SAB") 104, Revenue Recognition, and when applicable, ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. As such, revenue is generally recognized when persuasive evidence of an arrangement exists, the product has been delivered or services have been rendered, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured.


Form 10-K

Products generally must be shipped against written purchase orders. We use either a binding purchase order or signed contract as evidence of an arrangement. Sales to some of the leading printer manufacturers are evidenced by a master agreement governing the relationship together with a binding purchase order. Sales to our resellers are also evidenced by binding purchase orders or signed contracts and do not generally contain rights of return or price protection. Our arrangements generally do not include product acceptance clauses. When acceptance is required, revenue is recognized when the product is accepted by the customer.

Delivery of hardware generally is complete when title and risk of loss is transferred at point of shipment from manufacturing facilities, or when the product is delivered to the customer's local common carrier. We also sell products and services using sales arrangements with terms resulting in different timing for revenue recognition as follows:

- if the title and/or risk of loss is transferred at a location other than our manufacturing facility, revenue is recognized when title and/or risk of loss transfers to the customer, per the terms of the agreement;
- if title is retained until payment is received, revenue is recognized when title is passed upon receipt of payment;
- if the sales arrangement is classified as an operating lease, revenue is recognized ratably over the lease term;
- if the sales arrangement is classified as a sales-type lease, revenue is recognized upon shipment;
- if the sales arrangement is a fixed price for performance extending over a long period and our right to receive future payment depends on our future performance in accordance with these agreements, revenue is recognized under the percentage of completion method.

We deferred an immaterial amount of revenue during the years ended December 31, 2012, 2011, and 2010 because a portion of the customer payment was contingent upon installation.

We assess whether the fee is fixed or determinable based on the terms of the contract or purchase order. We assess collection based on a number of factors, including past transaction history with the customer, the creditworthiness of the customer, customer concentrations, current economic trends and macroeconomic conditions, changes in customer payment terms, the length of time receivables are past due, and significant one-time events. We may not request collateral from our customers, although down payments are generally required from Industrial Inkjet and Productivity Software customers as a means to ensure payment. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue when collection becomes reasonably assured, which is generally upon receipt of cash.

We license our software primarily under perpetual licenses. Revenue from software consists of software licensing, post-contract customer support, and professional consulting. We apply the provisions of ASC 985-605, Software—Revenue Recognition and, if applicable, SAB 104 and ASC 605-25, to all transactions involving the sale of software products and hardware transactions where the software is not incidental.

We enter into contracts to sell our products and services, and, while the majority of our sales agreements contain standard terms and conditions, there are agreements that contain multiple elements or non-standard terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the price should be allocated among the elements and when to recognize revenue for each element. We recognize revenue for delivered elements only when the delivered elements have standalone value, uncertainties regarding customer acceptance are resolved, and there are no customer-negotiated refund or return rights for the delivered elements. If the arrangement includes a customer-negotiated refund or right of return relative to the delivered item and the delivery and performance of the undelivered item is considered probable and substantially in our control, the delivered element constitutes a separate unit of accounting. We limit revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specified return or refund privileges. Changes in the allocation of the sales price between elements may impact the timing of revenue recognition, but will not change the total revenue recognized on the contract.

Multiple-Deliverable Arrangements

We adopted Accounting Standards Update ("ASU") 2009-13, Multiple-Deliverable Revenue Arrangements (ASC 605), and ASU 2009-14, Certain Revenue Arrangements That Include Software Elements (ASC 985-605) as of the beginning of fiscal 2011 for new and materially modified transactions originating after January 1, 2011.

ASU 2009-13 eliminated the residual method of allocating revenue in multiple deliverable arrangements. In accordance with ASU 2009-13, we recognize revenue in multiple element arrangements involving tangible products containing software and non-software components that function together to deliver the product's essential functionality by applying the relative selling price method of allocation. The selling price for each element is determined using vendor-specific objective evidence of the fair value of the selling price ("VSOE"), when available (including post-contract customer support, professional services, hosting, and training), or third party evidence of the selling price ("TPE") is used. If VSOE or TPE are not available, then the best estimate of the selling price ("BESP") is used when applying the relative selling price method for each unit of accounting. When the arrangement includes software and non-software elements, revenue is first allocated to the non-software and software elements as a group based on their relative selling price in accordance with ASC 605-25. Thereafter, the relative selling price allocated to the software elements as a group is further allocated to each unit of accounting in accordance with ASC 985-605. We then defer revenue with respect to the relative selling price that was allocated to any undelivered element.

We have calculated BESP for software licenses and non-software deliverables. We considered several different methods of establishing BESP including cost plus a reasonable margin and stand-alone selling price of the same or similar products and, if available, targeted rate of return, list price less discount, and company published list prices to identify the most appropriate representation of the estimated selling price of our products. Due to the wide range of pricing offered to our customers, we determined that selling price of the same or similar products, list price less discount, and company published list prices were not appropriate methods to determine BESP for our products. Cost plus a reasonable margin and targeted rate of return were eliminated due to the difficulty in determining the cost associated with the intangible elements of each product's cost structure. As a result, management believes that the best estimate of the selling price of an element is based on the median sales price of deliverables sold in stand-alone transactions and/or separately priced deliverables contained in bundled arrangements. Elements sold as stand-alone transactions and in bundled arrangements during the last three months of 2011 and first nine months of 2012 were included in the calculation of BESP.

When historical data is unavailable to calculate and support the determination of BESP on a newly launched or customized product, then BESP of similar products is substituted for revenue allocation purposes. We offer customization for some of our products. Customization does not have a significant impact on the discounting or pricing of our products.

ASU 2009-14 determined that tangible products containing software and non-software components that function together to deliver the product's essential functionality are not required to follow the software revenue recognition guidance in ASC 985-605 as long as the hardware components of the tangible product substantively contribute to its functionality. In addition, hardware components of a tangible product containing software components shall always be excluded from the guidance in ASC 985-605. Non-software elements are accounted for in accordance with SAB 104.


Form 10-K

We have not changed our accounting policy with respect to multiple element arrangements that do not include the sale of tangible products. The residual method requires that multiple element arrangements containing only software elements remain subject to the provisions of ASC 985-605. When several elements, including software licenses, post-contract customer support, hosting, and professional services, are sold to a customer through a single contract, the revenue from such multiple element arrangements are allocated to each element using the residual method in accordance with ASC 985-605. Revenue is allocated to the support elements and professional service elements of an agreement using VSOE and to the software license elements of the agreement using the residual method. We have established VSOE for professional services and hosting based on the rates charged to our customers in stand-alone orders. We have also established VSOE for post-contract customer support based on substantive renewal rates. Accordingly, software license fees are recognized under the residual method for arrangements in which the software was licensed with maintenance and/or professional services, and where the maintenance and professional services were not essential to the functionality of the delivered software.

Prior to adoption of ASU 2009-13 and 2009-14, tangible products containing software and non-software components that function together to deliver the product's essential functionality were subject to the software revenue recognition guidance with respect to multiple element arrangements in ASC 985-605.

We have insignificant transactions where tangible and software products are sold together in a bundled arrangement.

Subscription Arrangements

We have subscription arrangements where the customer pays a fixed fee and receives services over a period of time. We recognize subscription revenue ratably over the service period. Any up front setup fees associated with our subscription arrangements are recognized ratably, generally over one year. Any up front setup fees that are not associated with our subscription arrangements are recognized upon completion.

Leasing Arrangements

If the sales arrangement is classified as a sales-type lease, then revenue is recognized upon shipment. Leases that are not classified as sales-type leases are accounted for as an operating lease with revenue recognized ratably over the lease term.

A lease is classified as a sales-type lease with revenue recognized upon shipment if the lease is determined to be collectible with no significant uncertainties and if any of the following criteria are satisfied:

- present value of all minimum lease payments is greater than or equal to 90% of the fair value of the equipment at lease inception,
- noncancellable lease term is greater than or equal to 75% of the economic life of the equipment,
- bargain purchase option that allows the lessee to purchase the equipment below fair value, or
- transfer of ownership to the lessee upon termination of the lease.

Long-term Contracts Involving Substantial Customization

We previously followed the completed contract method of revenue recognition on long-term contracts involving substantial customization. During the quarter ended September 30, 2010, we established the ability to produce estimates sufficiently dependable to require adoption of the percentage of completion method with respect to certain fixed price contracts.

Revenue on certain fixed price contracts where we provide information technology system development and implementation services is recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using guidance from ASC 605-35, Revenue Recognition—Construction-Type and Production—Type Contracts. These services require that we perform significant, extensive, and complex design, development, modification, or implementation activities of our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with these agreements.

The percentage of completion method involves recognizing probable and reasonably estimable revenue using the percentage of services completed based on the current cumulative cost as a percentage of the estimated total cost, using a reasonably consistent profit margin over the period. Due to the long-term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity, or other factors used in developing the estimates of costs or revenue, we revise our cost and revenue estimates, which may result in increases or decreases in revenue and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

We recognize losses on long-term fixed price contracts in the period that the contractual loss becomes probable and estimable. We record amounts invoiced to customers in excess of revenue recognized as deferred revenue until the revenue recognition criteria are met. We record revenue that is earned and recognized in excess of amounts invoiced on fixed price contracts as trade receivables.

Deferred Revenue

Deferred revenue represents amounts received in advance for product support contracts, software customer support contracts, consulting and integration projects, or product sales. Product support contracts include standalone product support packages, routine maintenance service contracts, and upgrades or extensions to standard product warranties. We defer these amounts when we invoice the customer and then generally recognize revenue either ratably over the support contract life, upon performing the related services, in accordance with the percentage of completion method, or in accordance with our revenue recognition policy.

Allowances for doubtful accounts. We establish an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectibility. Our accounts receivable balance was $135.1 million, net of allowance for doubtful accounts and sales returns of $12.9 million, as of December 31, 2012. To ensure that we have established an adequate allowance for doubtful accounts, management analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and macroeconomic conditions, changes in customer payment terms, the length of time receivables are past due, and significant one-time events. We record specific reserves for individual accounts when we become aware of specific customer circumstances, such as bankruptcy filings, deterioration in the customer's operating results or financial position, or potential unfavorable outcomes from disputes with customers or vendors.

Inventory reserves. Management estimates potential future inventory obsolescence and purchase commitments to evaluate the need for inventory reserves. Current economic trends, changes in customer demand, product design changes, product life and demand, and the acceptance of our products are analyzed to evaluate the adequacy of such reserves. Significant management judgment and estimates must be made in connection with establishing inventory allowances and reserves in any accounting period. Material differences may result in changes in the amount and timing of our net income for any period, if management made different judgments or utilized different estimates. Our inventories were $58.3 million, net of inventory reserves of $15.1 million, as of December 31, 2012.

Warranty reserves. Our Industrial Inkjet printer and Fiery controller products are generally accompanied by a 12-month limited warranty from date of shipment, which covers both parts and labor. In accordance with ASC 450-30, Loss Contingencies, an accrual is established when the warranty liability is estimable and probable based upon historical experience. A provision for estimated future warranty work is recorded in cost of revenue when revenue is recognized.

The warranty liability is reviewed regularly and periodically adjusted to reflect changes in warranty estimates. Significant management judgments and estimates must be made in connection with establishing and updating warranty reserves including estimated potential inventory return rates and replacement or repair costs. Material differences may result in changes in the amount and timing of our income for any period, if management made different judgments or utilized different estimates. Warranty reserves were $10.2 million as of December 31, 2012.

Litigation accruals. We may be involved, from time to time, in a variety of claims, lawsuits, investigations, or proceedings relating to contractual disputes, securities laws, intellectual property rights, employment, or other matters that may arise in the normal course of business. We assess our potential liability in each of these matters by using the information available to us. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and various combinations of appropriate litigation and settlement strategies. We accrue estimated losses from contingencies if a loss is deemed probable and can be reasonably estimated.

The material assumptions used by management to estimate the required litigation accrual include:

- communication with our external attorneys regarding the expected duration of the lawsuit, the potential outcome of the lawsuit, and the likelihood of settlement;
- our strategy regarding the lawsuit;
- deductible amounts under our insurance policies; and
- past experiences with similar lawsuits.

Litigation is inherently unpredictable, and while we believe that we have valid defenses with respect to legal matters pending against us, our financial statements could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies or because of the diversion of management's attention and the incurrence of significant expenses.

Restructuring reserves. We have engaged, and may continue to engage, in restructuring actions, which require management to utilize significant estimates related to the timing and the expense for severance and other employee separation costs, realizable values of assets made obsolete, lease cancellation, facility downsizing, and other exit costs. If actual amounts differ from our estimates, the amount of the restructuring charges could be materially impacted.

Self-insurance reserves. We are partially self-insured for certain losses related to employee medical and dental coverage, excluding employees covered by health maintenance organizations. We generally have an individual stop loss deductible of $125 thousand per enrollee unless specific exposures are separately insured. We have accrued a contingent liability of $1.4 and $1.6 million as of December 31, 2012 and 2011, respectively, which is not discounted.

Significant management judgment is required to evaluate historical trends, our claims experience, industry claims experience, and related actuarial analyses and estimates. The primary estimates used in the development of our accrual at December 31, 2012 and 2011 include total enrollment (including employee contributions), population demographics, and historical claims costs incurred. Although we do not expect that we will ultimately pay claims significantly different from our estimates, self-insurance reserves could be affected if future claims experience differs significantly from our historical trends and assumptions.

As part of this process, we engaged a third party actuarial firm to assist management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party actuary, the related valuation of our self-insurance liability represents the conclusions of management and not the conclusions or statements of any third party. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity of claims and medical cost inflation, differ from our estimates, our consolidated financial position, results of operations, or cash flows could be impacted.

Fair value of financial instruments. We invest our excess cash on deposit with major banks in money market, U.S. Treasury and government-sponsored entity, foreign government, corporate debt, municipal, asset backed securities, and mortgage-backed residential securities. By policy, we invest primarily in high-grade marketable securities. We are exposed to credit risk in the event of default by the financial institutions or issuers of these investments to the extent of amounts recorded in the Consolidated Balance Sheets.

We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Typically, the cost of these investments has approximated fair value. Marketable investments with a maturity greater than three months are classified as available-for-sale short-term investments. Available-for-sale securities are stated at fair market value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income in stockholders' equity ("OCI"), adjusted for deferred income taxes. The credit portion of any other-than-temporary impairment is included in net income. Realized gains and losses on sales of financial instruments are recognized upon sale of the investments using the specific identification method.

As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy as more fully defined in Note 6, Investments and Fair Value Measurements. We utilize the market approach to measure fair value of our fixed income securities. The "market approach" is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The fair value of our fixed income securities are obtained using readily-available market prices from a variety of industry standard data providers, large financial institutions, and other third-party sources for the identical underlying securities.

As part of this process, we engaged pricing services to assist management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize third party pricing services, the impairment analysis and related valuations represent the conclusions of management and not the conclusions or statements of any third party.

Specifically, we obtain the fair value of our Level 2 financial instruments from third party asset managers, the custodian bank, and the accounting service providers. Independently, these service providers use professional pricing services to gather pricing data, which may include quoted market prices for identical or comparable instruments or inputs other than quoted prices that are observable either directly or indirectly. The service providers then analyze their gathered pricing inputs and apply proprietary valuation techniques, including consensus pricing, weighted average pricing, distribution-curve-based algorithms, or pricing models such as discounted cash flow techniques to provide a fair value for each security.

The validation procedures performed by management include the following:

- obtaining an understanding of the pricing service's valuation methodologies, including the timing and frequency,
- evaluating the type, nature, and complexity of our investments in financial instruments,
- evaluating the activity level in the market for the type of securities in which we have invested including the volatility of price movements requiring analysis, and
- validating the quoted market prices provided by our service providers by completing a three way reconciliation, comparing the assessment of the fair values provided by the asset manager, the custody bank and the accounting book of record provider for each portfolio.


Form 10-K

Obtaining an understanding of these valuation risks allows us to respond by developing internal controls that appropriately mitigate any risks identified. If material discrepancies are noted when comparing the valuations on a security-by-security basis, then we conduct detailed pricing analysis, search alternative pricing sources, or require the service provider to provide an in-depth price analysis prior to recording the fair value in our financial statements. If we determine that a price provided by the third party pricing services is not reflective of the fair value of the security, we require the custodian bank or accounting service provider to update their price file accordingly.

At least annually, we review the pricing practices followed by the various entities involved in determining the fair value of our securities; including comparing their process and practices to those followed by other external third party pricing vendors. Also, at least annually, we review the internal controls provided in place at the custodian bank and the accounting service provider.

The fair value of our investments in certain money market funds is expected to maintain a Net Asset Value of $1 per share and, as such, is priced at the expected market price.

We review investments in debt securities for other-than-temporary impairment whenever the fair value is less than the amortized cost and evidence indicates the investment's carrying amount is not recoverable within a reasonable period of time. We assess the fair value of individual securities as part of our ongoing portfolio management. Our other-than-temporary assessment includes reviewing the length of time and extent to which fair value has been less than amortized cost, the seniority and durations of the securities, adverse conditions related to a security, industry, or sector, historical and projected issuer financial performance, credit ratings, issuer specific news, and other available relevant information. To determine whether an impairment is other-than-temporary, we consider whether we have the intent to sell the impaired security or if it will be more likely than not that we will be required to sell the impaired security before a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. We have determined that gross unrealized losses on short-term investments at December 31, 2012 are temporary in nature because each investment meets our investment policy and credit quality requirements. We have the ability and intent to hold these investments until they recover their unrealized losses, which may not be until maturity. Evidence that we will recover our investments outweighs evidence to the contrary.

In determining whether a credit loss existed, we used our best estimate of the present value of cash flows expected to be collected from each debt security. For asset-backed and mortgage-backed securities, cash flow estimates including prepayment assumptions rely on data from widely accepted third party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral including default rates, recoveries, and changes in value. Expected cash flows were discounted using the effective interest rate implicit in the securities.

Accounting for stock-based compensation. We account for stock-based compensation in accordance with ASC 718, which requires stock-based compensation expense to be recognized based on the fair value of such awards on the date of grant. We amortize stock-based compensation expense on a graded vesting basis over the vesting period, after assessing the probability of achieving the requisite performance criteria with respect to performance-based awards. Stock-based compensation expense is recognized over the requisite service period for each separately vesting tranche as though the award were, in substance, multiple awards. We apply an estimated forfeiture rate based on historical experience and management assessment to reflect what we believe will be our final stock-based compensation expense. We must use our judgment in determining and applying the assumptions needed for the valuation of employee stock options, RSUs, restricted stock awards ("RSAs"), and issuance of common stock under our ESPP.

We use the Black-Scholes-Merton ("BSM") option pricing model to value stock-based compensation for all equity awards, except market -based awards. Market-based awards are valued using a Monte Carlo valuation model. Option pricing models were developed to estimate the value of traded options that have no vesting or hedging restrictions and are fully transferable. The BSM model determines the fair value of stock-based payment awards based on the stock price on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, expected term, interest rates, and actual and projected employee stock option exercise behavior. Expected volatility is based on the historical volatility of our stock over a preceding period commensurate with the expected term of the option. The expected term is based on management's consideration of the historical life, vesting period, and contractual period of the options granted. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since we do not pay dividends and have no current plans to do so in the future.

Accounting for income taxes. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. We estimate our actual current tax expense, including permanent charges and benefits, and temporary differences resulting from differing treatment of items, such as deferred revenue for tax and book accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheets.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income by considering both positive and negative evidence relating to their recoverability. If we believe that recovery of these deferred tax assets is not more likely than not, we establish a valuation allowance. To the extent that we increase a valuation allowance in a period, we include an expense within the tax provision in the Consolidated Statement of Operations in the period in which such determination is made.

In assessing the need for a valuation allowance, we considered all available evidence, including recent operating results, projections of future taxable income, our ability to utilize loss and credit carryforwards, and the feasibility of tax planning strategies. A significant piece of objective positive evidence evaluated was cumulative pre- tax income over the three years ended December 31, 2012. In addition, we considered that loss and credit carryforwards have not expired unused and a majority of our loss and credit carryforwards will not expire prior to 2020. Finally, we have considered that our results from operations have improved each year since 2008.

As a result of this evaluation, we have determined that it is more likely than not that we will realize the benefit related to our deferred tax assets, except for a valuation allowance on foreign tax credits resulting from the 2003 acquisition of Best GmbH and compensation deductions potentially limited by IRC 162(m). The realizability of deferred tax assets could be negatively impacted if sufficient taxable income in the carryforward period is not generated.

Current and noncurrent deferred tax assets, net of current and noncurrent deferred tax liabilities, as of December 31, 2012 were $100.2 million, net of valuation allowance of $2.6 million.

In accordance with ASC 740-10-25-5 through 17, Income Taxes—Basic Recognition Threshold, we account for uncertainty in income taxes by recognizing a tax position only when it is more likely than not that the tax position, based on its technical merits, will be sustained upon ultimate settlement with the applicable tax authority. The tax benefit to be recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the applicable tax authority that has full knowledge of all relevant information.

Significant management judgment is required in evaluating our uncertain tax positions. Our gross unrecognized benefits are $29.8 million as of December 31, 2012. Our evaluation of uncertain tax positions is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. If actual settlements differ from these estimates, or we adjust these estimates in future periods, we may need to recognize additional tax benefits or charges that could materially impact our financial position and results of operations.


Form 10-K

As of December 31, 2012, we have permanently reinvested $37.7 million of unremitted foreign earnings. Should these earnings be remitted to the U.S., the tax on these earnings would be $3.3 million.

Valuation analyses of goodwill and intangible assets. We perform our annual goodwill impairment analysis in the fourth quarter of each year according to the provisions of ASC 350-20-35. A two-step impairment test of goodwill is required. In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded equal to the difference.

Our goodwill valuation analysis is based on our respective reporting units (Industrial Inkjet, Productivity Software, and Fiery), which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements. We determined the fair value of our reporting units as of December 31, 2012 by equally weighting the market and income approaches. Under the market approach, we estimated fair value based on market multiples of revenue or earnings of comparable companies. Under the income approach, we estimated fair value based on a projected cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Based on our valuation results, we have determined that the fair values of our reporting units exceed their carrying values. Industrial Inkjet, Productivity Software, and Fiery fair values are $318, $211, and $194 million, respectively, which exceed carrying value by 74%, 82%, and 106%, respectively.

Significant management judgments are required in order to assess goodwill impairment, including the following:

- identification of comparable companies to benchmark under the market approach giving due consideration to the following factors:
  - financial condition and operating performance of the reporting unit being evaluated relative to companies operating in the same or similar businesses,
  - economic, environmental, and political factors faced by such companies, and
  - companies that are considered to be reasonable investment alternatives.
- impact of goodwill impairments recognized in prior years, including especially the $104 million impairment recognized in 2008 related to the Industrial Inkjet operating segment,
- susceptibility of our reporting unit to fair value fluctuations,
- reporting unit revenue, gross profit, and operating expense growth rates,
- five-year financial forecasts,
- discount rate to apply to estimated cash flows,
- terminal values based on the Gordon growth methodology,
- appropriate market comparables,
- estimated multiples of revenue and earnings before interest expense and taxes ("EBIT") that a willing buyer is likely to pay,
- estimated control premium a willing buyer is likely to pay, including consideration of the following:
  - the most similar transactions in relevant industries and determined the average premium indicated by the transactions deemed to be most similar to a hypothetical transaction involving our reporting units
  - weighted average and median control premiums offered in relevant industries,
  - industry specific control premiums, and
  - specific transaction control premiums.
- significant events or changes in circumstances including the following:
  - significant negative industry or economic trends,
  - significant decline in our stock price for a sustained period,
  - our market capitalization relative to net book value,
  - significant changes in the manner of our use of the acquired assets,
  - significant changes in the strategy for our overall business, and
  - our assessment of growth and profitability in each reporting unit over the coming years.

Given the uncertainty of the economic environment and the potential impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of our goodwill impairment testing at December 31, 2012 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or gross profit rates are not achieved, we may be required to record additional goodwill impairment charges in future periods relating to any of our reporting units, whether in connection with the next annual impairment testing in the fourth quarter of 2013 or prior to that, if any such change constitutes an interim triggering event. It is not possible to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

As part of this process, we engaged a third party valuation firm to assist management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party valuation firm, the impairment analysis and related valuations represent the conclusions of management and not the conclusions or statements of any third party.

Business combinations. We allocate the purchase price of acquired companies to the tangible and intangible assets acquired, including IPR&D, and liabilities assumed based on their estimated fair values. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets. The results of operations for each acquisition are included in our financial statements from the date of acquisition.

We account for business acquisitions as purchase business combinations in accordance with ASC 805. The fundamental requirement of ASC 805 is that the acquisition method of accounting be used for all business combinations. See Note 1—The Company and its Significant Accounting Policies of our Notes to Consolidated Financial Statements for a summary of the requirements of this accounting pronouncement with respect to accounting for business combinations.

Management estimates fair value based on assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies. Critical estimates in valuing certain intangible assets include, but are not limited to: future expected cash flows; acquired developed technologies and patents; expected costs to develop IPR&D into commercially viable products and estimating cash flows from the projects when completed; the acquired company's brand awareness and market position, as well as assumptions about the period of time the acquired brand will continue to be used in our product portfolio; and discount rates.


Form 10-K

We estimate the fair value of acquisition-related contingent consideration based on the probability of realization of the performance targets. This estimate is based on significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs, reflecting our assessment of the assumptions market participants would use to value these liabilities. The fair value of contingent consideration is measured at each reporting period, with any changes in the fair value recognized as a component of general and administrative expense.

Other estimates associated with the accounting for acquisitions include severance costs and the costs to vacate or downsize facilities, including the future costs to operate and eventually abandon or relinquish duplicate facilities. These costs are recognized as restructuring and other expenses and are based on management estimates and are subject to refinement. Estimated costs may change as additional information becomes available regarding assets acquired and liabilities assumed and as management continues its assessment of the pre-merger operations.

Acquisition-related costs of $2.2, $2.3, and $1.2 million were expensed during the years ended December 31, 2012, 2011 and 2010, respectively, associated with businesses acquired during the periods reported and anticipated transactions in 2013.

See Note 3—Acquisitions of the Notes to the Consolidated Financial Statements for a description of the business acquisitions completed during the years ended December 31, 2012, 2011, and 2010.

Our financial projections may ultimately prove to be inaccurate and unanticipated events and circumstances may occur. As a result, these estimates are inherently uncertain and unpredictable, assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or other actual results. Therefore, no assurance can be given that the underlying assumptions used to establish the valuation for these acquired businesses will prove to be correct. We typically engage a third party valuation firm to assist management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party valuation firm, the valuations represent the conclusions of management and not the conclusions or statements of any third party.

Determining functional currencies for the purpose of consolidating our international operations. We have a number of foreign subsidiaries, which together account for approximately 48% of our net revenue, approximately 23% of our total assets, and approximately 31% of our total liabilities as of December 31, 2012. Although the majority of our receivables are invoiced and collected in U.S. dollars, we have exposure from non-U.S. dollar-denominated sales (consisting of the Euro, British pound sterling, Japanese yen, Brazilian real, Australian dollar, and New Zealand dollar) and operating expenses (primarily the Euro, Indian rupee, British pound sterling, Japanese yen, Brazilian real, and Australian dollar) in foreign countries.

In preparing our consolidated financial statements, we must remeasure and translate balance sheet and income statement amounts into U.S. dollars. Foreign currency assets and liabilities are remeasured from the transaction currency into the functional currency at current exchange rates, except for non-monetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at monthly exchange rates, which approximate average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in other income (expense), net. Net gains or losses resulting from foreign currency transactions, including hedging gains and losses, are reported in other income (expense), net, and were a gain (loss) of $0.6, $(1.2), and $(3.4) million for the years ended December 31, 2012, 2011, and 2010, respectively.

For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates, while revenue and expenses are translated using monthly exchange rates, which approximate the average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of OCI, adjusted for deferred income taxes. The cumulative translation adjustment balance at December 31, 2012 was an unrealized gain of $0.1 million.

Based on our assessment of the salient economic indicators discussed in ASC 830-10-55-5, Foreign Currency Matters, we consider the U.S. dollar to be the functional currency for each of our international subsidiaries except for our Brazilian subsidiary, Metrics, for which we consider the Brazilian real to be the subsidiary's functional currency; our German subsidiaries, EFI GmbH and Alphagraph, for which we consider the Euro to be the subsidiaries' functional currency; our Japanese subsidiary, Electronics For Imaging Japan KK, for which we consider the Japanese yen to be the subsidiary's functional currency; our Spanish subsidiary, Cretaprint, for which we consider the Euro to be the subsidiary's functional currency; our New Zealand subsidiary contains the Prism operations in New Zealand for which we consider the New Zealand dollar to the functional currency; our Australian subsidiary contains the Prism and OPS operations in Australia for which we consider the Australian dollar to the functional currency; our U.K. subsidiaries, Electronics For Imaging United Kingdom Limited, Prism Group Holdings Limited (U.K.), and Technique, for which we consider the British pound sterling to be the subsidiaries' functional currency; and our subsidiary in the People's Republic of China, which contains the operations of our Cretaprint sales and support center for which we consider the renminbi to be the functional currency.

Recent Accounting Pronouncements

See Note 1—The Company and Its Significant Accounting Policies of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption.

Liquidity and Capital Resources

Overview

Cash, cash equivalents, and short-term investments increased by $145.8 million to $365.0 million as of December 31, 2012 from $219.2 million as of December 31, 2011. This increase was primarily due to $179.2 million proceeds from the sale of building and land , net of direct transaction costs, cash flows provided by operating activities of $53.4 million, proceeds from ESPP purchases of $6.8 million, proceeds from common stock exercises of $12.2 million, and proceeds from notes receivable of acquired business of $5.2 million, partially offset by $61.6 million acquisition of Technique, OPS, Metrics, FX Colors, and Cretaprint, including the Metrics non-competition agreements, net of cash acquired, earnout payments of $1.6 million, treasury stock purchases of $22.9 million, net settlement of $12.3 million, purchases of property and equipment of $6.1 million, and payment of acquired business debt of $6.9 million.

Cash, cash equivalents, and short-term investments decreased by $10.5 million to $219.2 million as of December 31, 2011 from $229.7 million as of December 31, 2010. This decrease was primarily due to $33.7 million acquisition of Alphagraph, Prism, Entrac, and Streamline, net of cash acquired and accrued payments, Pace and Radius earnout payments of $5.1 million, treasury stock purchases of $40.0 million, net settlement of $5.8 million, and purchases of property and equipment of $9.8 million, partially offset by cash flows provided by operating activities of $72.2 million, proceeds from ESPP purchases of $6.1 million, proceeds from common stock exercises of $2.0 million, and $2.9 million proceeds from sale of minority investment in a privately-held company.

(in thousands)	2012	2011	2010
Cash and cash equivalents	$283,996	$120,058	$126,363
Short-term investments	80,966	99,100	103,300
Total cash, cash equivalents, and short-term investments	$364,962	$219,158	$229,663
Net cash provided by operating activities	$ 53,354	$ 72,196	$ 43,923
Net cash provided by (used for) investing activities	133,115	(40,378)	(27,480)
Net cash provided by (used for) financing activities	(22,741)	(37,636)	3,698
Effect of foreign exchange rate changes on cash and cash equivalents	210	(487)	155
Increase (decrease) in cash and cash equivalents	$163,938	$ (6,305)	$ 20,296


Form 10-K

As of December 31, 2012, we have approximately $37.7 million of unremitted earnings, which are not available to meet our operating and working capital requirements as these amounts have been permanently reinvested. Cash, cash equivalents, and short-term investments held outside of the U.S. in various foreign subsidiaries were $83.6 and $69.4 million as of December 31, 2012 and 2011, respectively. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. federal and state income taxes on some or all of these funds. However, our intent is to indefinitely reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

Based on past performance and current expectations, we believe that our cash, cash equivalents, short-term investments, and cash generated from operating activities will satisfy our working capital needs, capital expenditure, investment requirements, business acquisitions, stock repurchases, commitments (see Note 8—Commitments and Contingencies of the Notes to Consolidated Financial Statements), and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include business acquisitions, strategic investments to gain access to new technologies, repurchase of shares of our common stock, and working capital. At December 31, 2012, cash, cash equivalents, and short-term investments available were $365.0 million. We believe that our liquidity position and capital resources are sufficient to meet our operating and working capital needs.

Operating Activities

Net cash provided by operating activities was $53.4, $72.2, and $43.9 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Net cash provided by operating activities in 2012 consists primarily of net income of $83.3 million, non-cash charges and credits of $2.2 million, less the net change in operating asset and liabilities of $32.2 million. Non-cash charges and credits of $2.2 million consist primarily of $27.0 million in depreciation and amortization, $19.7 million of stock-based compensation expense, provision for inventory obsolescence of $3.2 million, and provision for allowance for bad debts and sales-related allowances of $3.3 million, and $1.8 million of other non-cash credits, charges, and provisions, partially offset by $52.8 million of deferred tax credits primarily related to the sale of building and land. The net change in operating assets and liabilities of $32.2 million consists primarily of increases in inventories, accounts receivable, and other current assets of $29.3, $6.9, and $4.8 million, respectively, decreases in net taxes payable of $0.6 million, partially offset by increases in accounts payable and accrued liabilities of $9.4 million.

Accounts Receivable

Our primary source of operating cash flow is the collection of accounts receivable from our customers. One measure of the effectiveness of our collection efforts is average days sales outstanding for accounts receivable ("DSO"). DSOs were 71, 52, and 54 days at December 31, 2012, 2011, and 2010, respectively. We calculate DSO by dividing net accounts receivable at the end of the quarter by revenue recognized during the quarter, multiplied by the total days in the quarter. DSO improved in 2011 due to strong collections.

DSOs increased during the year ended December 31, 2012 primarily due to Cretaprint's less efficient cash conversion cycle, invoicing of annual Productivity Software maintenance billings, international mix shift, and the product mix shift between Industrial Inkjet and Fiery revenue. We expect DSOs to vary from period to period because of changes in the mix of business between direct customers and end user demand driven through the leading printer manufacturers, the effectiveness of our collection efforts both domestically and overseas, and variations in the linearity of our sales. As the percentage of Industrial Inkjet and Productivity Software related revenue increases, we expect DSOs may trend higher. Our DSOs related to the Industrial Inkjet and Productivity Software operating segments are traditionally higher than those related to the significant printer manufacturer customers / distributors in our Fiery operating segment as, historically, they have paid on a more timely basis.

We have facilities in Spain that enable us to sell to third parties, on an ongoing basis, certain trade receivables without recourse. The trade receivables sold without recourse are generally short-term receivables with payment due dates of less than one year, which are secured by international letters of credit. We also have facilities in the U.S. that enable us to sell to third parties, on an ongoing basis, certain trade receivables with recourse. The trade receivables sold with recourse are generally short-term receivables with payment due dates of less than 30 days, which are subject to a servicing obligation.

Trade receivables sold under these facilities were $2.1 and $4.3 million on a recourse and nonrecourse basis, respectively, which approximates the cash received in 2012. We report collections from the sale of trade receivables to third parties as operating cash flows in the Consolidated Statements of Cash Flows, because such receivables are the result of an operating activity and the associated interest rate risk is de minimis.

Inventories

Our inventories are procured primarily in support of the Industrial Inkjet and Fiery operating segments. Our net inventories increased by $13.5 million from $44.8 million in 2011 to $58.3 million in 2012 primarily due to inventories acquired in the Cretaprint acquisition, Industrial Inkjet inventory build to support new product launches in the fourth quarter of 2012 and in anticipation of product launches scheduled for the upcoming quarter, and the mix shift between Industrial Inkjet and Fiery revenue. The majority of our Industrial Inkjet products are manufactured internally, while Fiery production is primarily outsourced. This results in lower inventory turnover for Industrial Inkjet inventories compared with Fiery inventories. Inventory turnover declined from 6.2 turns during the quarter ended December 31, 2011 to 5.4 turns during the quarter ended December 31, 2012. We calculate inventory turnover by dividing annualized current quarter cost of revenue by ending inventories.

Accounts Payable, Accrued and Other Liabilities, and Net Income Taxes Payable

Our operating cash flows are impacted by the timing of payments to our vendors for accounts payable and by our accrual of liabilities. The change in accounts payable, accrued and other liabilities, and net income taxes payable increased our cash flows provided by operating activities by $8.9, $9.3, and $7.6 million in 2012, 2011, and 2010, respectively. Our working capital, defined as current assets minus current liabilities, was $264.0 and $244.8 million at December 31, 2012 and 2011, respectively.

Investing Activities

	2012	2011	2010
Purchases of short-term investments	$ (64,528)	$ (99,155)	$(111,619)
Proceeds from sales and maturities of short-term investments	80,992	101,716	105,603
Purchases, net of proceeds from sales, of property and equipment	(6,147)	(9,828)	(5,016)
Proceeds from sale of minority investment in a privately held company	—	2,866	—
Proceeds from sale of building and land, net of direct transaction costs	179,173	—	—
Businesses purchased, net of cash acquired, and post-acquisition non-competition agreements	(61,591)	(36,690)	(16,448)
Proceeds from notes receivable of acquired businesses	5,216	713	—
Net cash provided by (used for) investing activities	$133,115	$ (40,378)	$ (27,480)


Form 10-K

Acquisitions

Technique, OPS, Metrics, FX Colors, and Cretaprint were acquired in 2012 for $60.6 million in cash, net of cash acquired, including $0.6 million related to the Metrics post-acquisition non-competition agreements, plus additional future cash earnouts contingent on achieving certain performance targets, FX Colors milestones, and Cretaprint executive retention.

Alphagraph, Prism, Entrac, and Streamline were acquired in 2011 for $33.7 million in cash, net of cash acquired, plus additional future cash earnouts contingent on achieving certain performance targets and accrued Streamline working capital payments. The accrued working capital payment of $0.4 million was paid during 2012.

Radius was acquired in 2010 for $14.1 million, net of cash acquired, plus an additional cash earnout, which was contingent on achieving certain performance targets.

Earnout payments of $0.6, $2.9, and $2.4 million were made during the years ended December 31, 2012, 2011, and 2010, respectively, relating to previously accrued Pace Systems Group, Inc. ("Pace") contingent consideration liabilities. Pace was acquired prior to the effective date of ASC 805; consequently, related earnout payments are classified as investing activities.

Property and Equipment

Our net property and equipment purchases totaled $6.1, $9.8, and $5.0 million in 2012, 2011, and 2010, respectively. Our property and equipment additions have historically been funded from operating activities. We anticipate that we will continue to purchase property and equipment in the normal course of our business. The amount and timing of these purchases and the related cash outflows in future periods are difficult to predict and are dependent on a number of factors including our hiring of employees, the rate of change in computer hardware and software used in our business, our business outlook, and decisions to further invest or expand business sites.

On November 1, 2012, we sold the 294,000 square foot building located at 303 Velocity Way in Foster City, California, which serves as our corporate headquarters, along with approximately four acres of land and certain other assets related to the property, to Gilead for cash proceeds of $179.2 million, net of direct transaction costs paid in 2012. Direct transaction costs consist primarily of documentary transfer and title costs, legal fees, and other expenses. We will continue to use the facility for up to one year for which rent is not required to be paid. This constitutes a form of continuing involvement that prevents gain recognition. Until we vacate the building, the proceeds from the sale are accounted for as deferred proceeds from property transaction on our Consolidated Balance Sheet, which is currently $180.2 million, including imputed interest costs.

Investments

Proceeds from sales and maturities of marketable securities, net of purchases, were $16.5 and $2.6 million in 2012 and 2011, respectively. Purchases of marketable securities, net of proceeds and maturities, were $6.0 million in 2010. The proceeds from the sale of building and land have been invested in money market funds at December 31, 2012.

We have classified our investment portfolio as "available for sale." Our investments are made with a policy of capital preservation and liquidity as primary objectives. We may hold investments in fixed income debt securities to maturity; however, we may sell an investment at any time if the quality rating of the investment declines, the yield on the investment is no longer attractive, or we have better uses for the cash. Since we invest primarily in investment securities that are highly liquid with a ready market, we believe the purchase, maturity, or sale of our investments has no material impact on our overall liquidity.

Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services that are considered to be strategic to us. Each of these investments had been fully impaired in prior years. In 2011, we sold one of these investments, which we no longer considered to be strategic, and received the proceeds from the sale of $2.9 million.

Restricted Cash and Investments

We are required to maintain restricted cash of $0.6 million as of December 31, 2012 related to customer agreements that were obtained with the Alphagraph and Cretaprint acquisitions. The current portion of $0.3 million represents the portion of the restriction that will be released within twelve months and is included in other current assets. The noncurrent portion of $0.3 million is included in other assets.

As of December 31, 2011, we were subject to a synthetic lease ("Lease") covering our Foster City office facility located at 303 Velocity Way, Foster City, California. The Lease included an option to purchase the facility during or at the end of the lease term for the amount that the lessor paid for the facility ($56.9 million). The funds pledged under the Lease were in LIBOR-based interest bearing accounts, which were restricted as to withdrawal at all times. We exercised our purchase option in the fourth quarter of 2012 with respect to the Lease in connection with the sale of the land and building to Gilead. We will continue to use the facility for up to one year for which rent is not required to be paid. This constitutes a form of continuing involvement that prevents gain recognition. Until we vacate the building, the proceeds from the sale are accounted for as deferred proceeds from property transaction on our Consolidated Balance Sheet, which is currently $180.2 million, including imputed interest costs. The $56.9 million of previously pledged funds are classified as land, buildings, and improvements within property and equipment, net, in the Consolidated Balance Sheet as of December 31, 2012.

Financing Activities

Historically, our recurring cash flows provided by financing activities have been from the receipt of cash from the issuance of common stock through the exercise of stock options and for ESPP shares. We received proceeds from the exercise of stock options of $12.2, $1.9, and $1.0 million and employee purchases of ESPP shares of

$6.8, $6.1, and $5.7 million in 2012, 2011, and 2010, respectively. The recent increase in stock option exercise proceeds primarily relates to the retirement of a senior executive. While we may continue to receive proceeds from these plans in future periods, the timing and amount of such proceeds are difficult to predict and are contingent on a number of factors including the price of our common stock, the number of employees participating in the plans, and general market conditions. We anticipate that cash provided from the exercise of stock options may decline over time as we shift to issuance of RSUs, rather than stock options.

The primary use of funds for financing activities in 2012, 2011, and 2010 was $35.2, $45.8, and $3.6 million, respectively, of cash used to repurchase outstanding shares of our common stock including cash used for net settlement of the exercise price of certain stock options and any tax withholding obligations incurred in connection with such exercises and employee common stock related tax liabilities. In February and August 2011, our board of directors authorized a total of $60 million for the repurchase of our outstanding common stock. We repurchased 2.5 million shares for an aggregate purchase price of $40 million during the year ended December 31, 2011. On August 31, 2012, our board of directors cancelled the $20 million remaining for repurchase under the 2011 authorizations and approved a new authorization to repurchase $100 million of outstanding common stock. This authorization expires in February 2014. Under this publicly announced plan, we repurchased a total of 1.3 million shares for an aggregate purchase price of $22.9 million during the year ended December 31, 2012.

See Item 5—Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities for further discussion of our common stock repurchase programs.

Earnout payments made in 2012 related to previously accrued FX Colors, Streamline, and Radius contingent consideration liabilities of $0.1, $0.6, and $0.3 million, respectively. The difference between the $2.1 million Radius earnout liability and the amount paid represents a disputed escrow retention. The portion of the Radius earnout representing performance targets achieved in excess of amounts assumed in the opening balance sheet as of the acquisition date was $1.5 million and will be reflected as cash used for operating activities in the Condensed Consolidated Statement of Cash Flows once the escrow dispute is resolved.


Form 10-K

Earnout payments made in 2011 related to previously accrued Radius contingent consideration liabilities of $2.1 million. The portion of the Radius earnout representing performance targets achieved in excess of amounts assumed in the opening balance sheet as of the acquisition date was $0.4 million and were reflected as cash used for operating activities in the Condensed Consolidated Statement of Cash Flows.

Other Commitments

Our Industrial Inkjet inventories consist of raw materials and finished goods, print heads, frames, digital UV ink, and other components in support of our internal manufacturing operations and solvent ink, which is purchased from third party contract manufacturers responsible for manufacturing our solvent ink. Our Fiery inventory consists primarily of raw materials and finished goods, memory subsystems, processors, and ASICs, which are sold to third party contract manufacturers responsible for manufacturing our products. Should we decide to purchase components and manufacture Fiery controllers internally, or should it become necessary for us to purchase and sell components other than processors, ASICs, or memory subsystems to our contract manufacturers, inventory balances and potentially property and equipment would increase significantly, thereby reducing our available cash resources. Further, the inventories we carry could become obsolete, thereby negatively impacting our financial condition and results of operations. We are also reliant on several sole source suppliers for certain key components and could experience a further significant negative impact on our financial condition and results of operations if such supplies were reduced or not available.

We may be required to compensate our subcontract manufacturers for components purchased for orders subsequently cancelled by us. We periodically review the potential liability and the adequacy of the related allowance. Our financial condition and results of operations could be negatively impacted if we were required to compensate our subcontract manufacturers in amounts in excess of the related allowance.

Legal Proceedings

Please refer to Item 3, Legal Proceedings, in this Annual Report on Form 10-K for more information regarding our legal proceedings.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2012 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as liabilities at December 31, 2012, with the exception of acquisition-related contingent consideration liabilities.

	Payments due by period				
(in thousands)	**Total**	**Less than 1 year**	**Between 1-3 years**	**Between 3-5 years**	**More than 5 years**
Operating lease obligations	$14,061	$ 5,206	$ 5,602	$1,766	$1,487
Contingent consideration liabilities[1]	38,050	21,286	16,764	—	—
Purchase obligations[2]	28,129	28,129	—	—	—
Total[2]	$80,240	$54,621	$22,366	$1,766	$1,487

(1) Represents the fair value of acquisition-related contingent consideration liabilities. The current fair value is reflected in our Consolidated Balance Sheets under the caption "accrued and other liabilities" and represents the fair value of the contingent consideration liabilities that are payable within one year. The noncurrent fair value is reflected in our Consolidated Balance Sheets under the caption "noncurrent contingent and other liabilities" and represents the fair value of the contingent consideration liabilities that are payable beyond one year.

(2) Excludes contractual obligations recorded on the balance sheet as current liabilities and certain purchase orders as discussed below.

Purchase obligations in the table above include agreements to purchase goods or services that are enforceable, non-cancellable, and legally binding and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude purchase orders for raw materials and other goods and services that are cancelable without penalty. Our purchase orders are based on our current manufacturing needs and are generally fulfilled by our vendors within short time horizons. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment for the obligations listed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on when the goods or services are received or changes to agreed-upon amounts for some obligations.

The above table does not reflect unrecognized tax benefits of $29.8 million, the timing of which is uncertain. See Note 11—Income Taxes of the Notes to the Consolidated Financial Statements for additional discussion of unrecognized tax benefits.

Off-Balance Sheet Financing

Synthetic Lease Arrangements

As of December 31, 2011, we were a party to the Lease covering our Foster City facility located at 303 Velocity Way, Foster City, California. The Lease provided a cost effective means of providing adequate office space for our corporate offices and was scheduled to expire by its terms in July 2014. The Lease included an option allowing us to purchase the facility for the amount paid by the lessor for the facility. The $56.9 million pledged under the Lease was in LIBOR-based interest bearing accounts as of December 31, 2011 and was restricted from withdrawal at all times.

On November 1, 2012, we sold the 294,000 square foot 303 Velocity Way building, along with approximately four acres of land and certain other assets related to the property, for $179.6 million. We exercised our purchase option with respect to the Lease in connection with the sale of the building and land and terminated the corresponding Lease. We will continue to use the facility for up to one year for which rent is not required to be paid. This constitutes a form of continuing involvement that prevents gain recognition. Until we vacate the building, the proceeds from the sale will be accounted for as deferred proceeds from property transaction on our Consolidated Balance Sheet, which is currently $180.2 million, including imputed interest costs. The $56.9 million of previously pledged funds are classified as land, buildings, and improvements within property and equipment, net, in the Consolidated Balance Sheet as of December 31, 2012.

We were in compliance with all financial and merger-related lease covenants prior to the termination of the Lease. We had guaranteed to the lessor a residual value associated with the building equal to 82% of their funding of the Lease. We were required to maintain a minimum net worth and tangible net worth as of the end of each quarter as well as certain additional covenants regarding mergers. We were liable to the lessor for the financed amount of the buildings if we defaulted on our covenants. We assessed our exposure relating to the first loss guarantee under the Lease and determined there was no deficiency to the guaranteed value. Prior to the termination of the Lease, we were treated as the owner of the building for federal income tax purposes. In conjunction with the Lease, we had been leasing the land on which the building is located to the lessor of the building. This separate ground lease was for approximately 30 years, but was terminated in conjunction with the completion of the sale of the building and land to Gilead.


Form 10-K

Item 7A: Quantitative and Qualitative Disclosures about Market Risk

The following discussion of our risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market Risk

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market rates and prices, general credit, foreign currency exchange rate fluctuation, liquidity, and interest rate risks, which may be exacerbated by the tight global credit market and increase in economic uncertainty that have affected various sectors of the financial market and continue to cause credit and liquidity issues. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We may enter into financial instrument contracts to manage and reduce the impact of changes in foreign currency exchange rates on earnings and cash flows. The counterparties to such contracts are major financial institutions. We hedge our operating expense exposure in Indian rupees. The notional amount of our Indian rupee cash flow hedge was $2.7 million at December 31, 2012. We had not entered into hedges against any other currency exposures as of December 31, 2012, but we may consider hedging against movements in other currencies as well as adjusting the hedged portion of our Indian rupee exposure in the future. See Financial Risk Management below for a discussion of European market risk.

Interest Rate Risk

Marketable Securities

We maintain an investment portfolio of short-term fixed income debt securities of various holdings, types, and maturities. These short-term investments are generally classified as available–for-sale and, consequently, are recorded on our Consolidated Balance Sheets at fair value with unrealized gains and losses reported as a separate component of OCI. We attempt to limit our exposure to interest rate risk by investing in securities with maturities of less than three years; however, we may be unable to successfully limit our risk to interest rate fluctuations. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in interest rates could have a material impact on interest earnings for our portfolio. We do not currently hedge these interest rate exposures.

Hypothetical changes in the fair values of the financial instruments held by us at December 31, 2012 that are sensitive to changes in interest rates are presented in the table below. The modeling technique measures the change in fair value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 100 basis points over a twelve month time horizon (in thousands):

Valuation of securities assuming an interest rate decrease of 100 basis points	No change in interest rates	Valuation of securities assuming an interest rate increase of 100 basis points
$87,581	$86,939	$85,895

Foreign Currency Exchange Risk

A large portion of our business is conducted in countries other than the U.S. We are primarily exposed to changes in exchange rates for the Euro, British pound sterling, Indian rupee, Japanese yen, Brazilian real, and Australian dollar. Although the majority of our receivables are invoiced and collected in U.S. dollars, we have exposure from non-U.S. dollar-denominated sales (consisting of the Euro, British pound sterling, Japanese yen, Brazilian real, Australian dollar, and New Zealand dollar) and operating expenses (primarily the Euro, British pound sterling, Japanese yen, Indian rupee, Brazilian real, and Australian dollar) in foreign countries. We can benefit from a weaker dollar and we can be adversely affected from a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a weakening of the U.S. dollar, may adversely affect our consolidated operating expenses and operating income (loss) as expressed in U.S. dollars. We hedge our operating expense exposure in Indian rupees. The notional amount of our Indian rupee cash flow hedge was $2.7 million at December 31, 2012. We had not entered into hedges against any other currency exposures as of December 31, 2012, but we may consider hedging against movements in other currencies as well as adjusting the hedged portion of our Indian rupee exposure in the future.

The impact of hypothetical changes in foreign exchanges rates on revenue and income from operations are presented in the table below. The modeling technique measures the change in revenue and income from operations resulting from changes in selected foreign exchange rates with respect to the Euro and British pound sterling of plus or minus one percent during the year ended December 31, 2012 as follows (in thousands):

	Impact of a foreign exchange rate decrease of one percent	No change in foreign exchange rates	Impact of a foreign exchange rate increase of one percent
Revenue	$653,686	$652,137	$650,588
Income from operations	$ 34,111	$ 33,886	$ 33,661

Financial Risk Management

As a global concern, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. Our exposures are related to non-U.S. dollar denominated sales in Europe, Japan, the U.K., Latin America, Australia, and New Zealand and are primarily related to operating expenses in Europe, India, Japan, the U.K., Brazil, and Australia. We hedge our operating expense exposure in Indian rupees. As of

December 31, 2012, we had not entered into hedges against any other currency exposures, but we may consider hedging against movements in other currencies as well as adjusting the hedged portion of our Indian rupee exposure in the future.

We maintain investment portfolio holdings of various issuers, types, and maturities. We typically utilize money market, U.S. Treasury and government-sponsored entity, foreign government, corporate debt, municipal, asset-backed, and mortgage-backed residential securities. These short-term investments are classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of OCI. These securities are not leveraged and are held for purposes other than trading.

SEC Division of Corporation Finance Disclosure Guidance Topic 4 ("Guidance Topic 4"), European Sovereign Debt, encourages registrants to discuss their exposure to the uncertainty in the European economy. Specifically, registrants are asked to disclose their European debt by counterparty (i.e., sovereign and non-sovereign) and by country. We have no European sovereign debt investments. Our European debt and money market investments consist of non-sovereign corporate debt included within money market funds and corporate debt securities of $38.1 million, which represents 23% of our money market funds and corporate debt securities at December 31, 2012. Our European debt investments are with corporations domiciled in the northern and central European countries of Sweden, Germany, Netherlands, Switzerland, Denmark, Luxembourg, Norway, France, Belgium, and the U.K. However, approximately $1.7 million, or 5% of our European investments, consists of money market funds with two banks in the southern European country of Spain. We believe that we do not have significant exposure with respect to our corporate debt investments in Europe. Our money market investments meet the definition of cash equivalents at December 31, 2012.

Since Europe represents a significant portion of our revenue and cash flow, Guidance Topic 4 encourages disclosure of our European concentrations of credit risk regarding gross receivables, related reserves, and aging on a region or country basis, and the impact on liquidity with respect to estimated timing of receivable payments. Since Europe is composed of varied countries and regional economies, our European risk profile is somewhat more diversified due to the varying economic conditions among the countries. Approximately 25% of our receivables are with European customers as of December 31, 2012. Of this amount, 34% of our European receivables (8% of consolidated net receivables) are in the higher risk southern European countries (mostly Spain, Italy, and Portugal), which are adequately reserved. The ongoing relocation of the ceramic tile industry from southern Europe to the emerging markets of China, India, Brazil, and Indonesia will reduce our exposure to credit risk in southern Europe.


Form 10-K

Item 8: Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Electronics For Imaging, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Electronics For Imaging, Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Creta Print S.L. ("Cretaprint"), FXcolors ("FX Colors"), Metrics Sistemas de Informação, Serviços e Comércio Ltda. and Metrics Sistemas de Informação e Serviço Ltda. (collectively, "Metrics"), Online Print Marketing Ltd. and DataCreation Pty Ltd. together doing business as Online Print Solutions ("OPS"), and Technique, Inc. and Technique Business Systems Limited (collectively, "Technique") from its assessment of internal control over financial reporting as of December 31, 2012 because they were acquired by the Company in purchase business combinations during 2012. We have also excluded Cretaprint, FX Colors, Metrics, OPS, and Technique from our audit of internal control over financial reporting. Cretaprint, FX Colors, Metrics, OPS, and Technique are wholly-owned by the Company with total assets and total revenue representing 10.7% and 11.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

/s/ PRICEWATERHOUSE COOPERS LLP
San Jose, California
February 19, 2013

Electronics For Imaging, Inc.
Consolidated Balance Sheets

(in thousands)	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 283,996	$ 120,058
Short-term investments, available for sale	80,966	99,100
Accounts receivable, net of allowances of $12.9 and $12.0 million, respectively	135,110	91,923
Inventories	58,343	44,788
Income taxes receivable and deferred tax assets	54,034	8,787
Other current assets	20,843	12,005
Total current assets	633,292	376,661
Property and equipment, net	86,582	30,096
Restricted investments	—	56,850
Goodwill	218,269	164,323
Intangible assets, net	80,244	55,992
Deferred tax assets	52,587	53,675
Other assets	2,810	2,137
Total assets	$1,073,784	$ 739,734
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 63,446	$ 46,965
Deferred proceeds from property transaction	180,216	—
Accrued and other liabilities	77,831	56,236
Deferred revenue	40,229	26,053
Income taxes payable and deferred tax liabilities	7,562	2,583
Total current liabilities	369,284	131,837
Noncurrent contingent and other liabilities	17,742	3,427
Deferred tax liabilities	6,210	4,090
Noncurrent income taxes payable	29,755	35,597
Total liabilities	422,991	174,951
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 150,000 shares authorized; 79,193 and 76,565 shares issued, respectively	792	766
Additional paid-in capital	764,870	725,801
Treasury stock, at cost, 33,045 and 30,964 shares, respectively	(569,576)	(534,400)
Accumulated other comprehensive income	269	1,447
Retained earnings	454,438	371,169
Total stockholders' equity	650,793	564,783
Total liabilities and stockholders' equity	$1,073,784	$ 739,734

See accompanying notes to consolidated financial statements.

Electronics For Imaging, Inc.
Consolidated Statements of Operations

(in thousands, except per share amounts)	For the years ended December 31, 2012	2011	2010
Revenue	$652,137	$591,556	$504,007
Cost of revenue[1]	297,316	260,573	236,322
Gross profit	354,821	330,983	267,685
Operating expenses:			
Research and development[1]	120,298	115,901	105,769
Sales and marketing[1]	125,513	119,487	107,322
General and administrative[1]	50,727	53,756	38,185
Amortization of identified intangibles	18,594	11,248	12,385
Restructuring and other (Note 14)	5,803	3,258	3,615
Asset impairment	—	—	685
Total operating expenses	320,935	303,650	267,961
Income (loss) from operations	33,886	27,333	(276)
Interest and other income (expense), net:	1,137	3,087	(1,354)
Income (loss) before income taxes	35,023	30,420	(1,630)
Benefit from (provision for) income taxes	48,246	(2,955)	9,117
Net income	$ 83,269	$ 27,465	$ 7,487
Net income per basic common share	$ 1.79	$ 0.59	$ 0.16
Net income per diluted common share	$ 1.74	$ 0.58	$ 0.16
Shares used in basic per-share calculation	46,453	46,234	45,387
Shares used in diluted per-share calculation	47,734	47,579	47,152


Form 10-K

(1) Includes stock-based compensation expense as follows:

	2012	2011	2010
Cost of revenue	$ 1,193	$ 1,664	$ 984
Research and development	5,719	5,724	4,114
Sales and marketing	3,320	4,133	3,695
General and administrative	9,489	11,848	7,132

See accompanying notes to consolidated financial statements.

Electronics For Imaging, Inc.
Consolidated Statements of Comprehensive Income

(in thousands)	For the years ended December 31,		
	2012	2011	2010
Net income	$83,269	$27,465	$7,487
Net unrealized investment gains (losses):			
Unrealized holding gains, net of tax provisions of $0.1, $0, and $0.2 million for the years ended December 31, 2012, 2011, and 2010, respectively	$ 198	$ 39	$ 257
Reclassification adjustment for losses included in net income, net of tax benefits of $0.1, $0.1, and $0.2 million for the years ended December 31, 2012, 2011, and 2010, respectively	(100)	(187)	(357)
Net unrealized investment gains (losses)	98	(148)	(100)
Currency translation adjustments, net of tax benefits of $0.6, $0.1, and $0 million for the years ended December 31, 2012, 2011, and 2010, respectively	(1,304)	(1,292)	727
Other	28	(68)	(18)
Comprehensive income	$82,091	$25,957	$8,096

See accompanying notes to consolidated financial statements.

Electronics For Imaging, Inc.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common stock		Additional paid-in capital	Treasury stock		Other comprehensive income (loss)	Retained earnings	Total stockholders' equity
	Shares	Amount		Shares	Amount			
Balances as of December 31, 2009	**72,276**	**$723**	**$668,723**	**(27,788)**	**$(485,618)**	**$ 2,346**	**$336,252**	**$522,426**
Comprehensive income, net of tax						609	7,487	8,096
Exercise of common stock options	86	1	1,021					1,022
Restricted stock vested	1,344	13	(13)					—
Stock-based compensation			15,925					15,925
Stock repurchases				(243)	(2,941)			(2,941)
Stock issued pursuant to ESPP	750	8	5,653					5,661
Tax benefit related to stock plans			1,595					1,595
Other							(35)	(35)
Balances as of December 31, 2010	**74,456**	**$745**	**$692,904**	**(28,031)**	**$(488,559)**	**$ 2,955**	**$343,704**	**$551,749**
Comprehensive income (loss), net of tax						(1,508)	27,465	25,957
Exercise of common stock options	146	2	1,986					1,988
Restricted stock vested	1,317	13	(13)					—
Stock-based compensation			23,369					23,369
Stock repurchases				(2,933)	(45,841)			(45,841)
Stock issued pursuant to ESPP	646	6	6,129					6,135
Tax benefit from employee stock plans			1,426					1,426
Balances as of December 31, 2011	**76,565**	**$766**	**$725,801**	**(30,964)**	**$(534,400)**	**$ 1,447**	**$371,169**	**$564,783**
Comprehensive income (loss), net of tax						(1,178)	83,269	82,091
Exercise of common stock options	785	8	12,193					12,201
Restricted stock vested	1,291	13	(13)					—
Stock-based compensation			19,721					19,721
Stock repurchases				(2,081)	(35,176)			(35,176)
Stock issued pursuant to ESPP	552	5	6,752					6,757
Tax benefit from employee stock plans			417					417
Balances as of December 31, 2012	**79,193**	**$792**	**$764,871**	**(33,045)**	**$(569,576)**	**$ 269**	**$454,438**	**$650,794**

See accompanying notes to consolidated financial statements.

Electronics For Imaging, Inc.
Consolidated Statements of Cash Flows

(in thousands)	For the years ended December 31, 2012	2011	2010
Cash flows from operating activities:			
Net income	$ 83,269	$ 27,465	$ 7,487
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	27,032	18,765	20,943
Deferred taxes	(52,821)	(2,691)	(4,190)
Tax benefit from employee stock plans	417	1,426	—
Excess tax benefit from stock-based compensation	(1,360)	(2,038)	(573)
Provision for allowance for bad debts and sales-related allowances	3,250	2,010	2,525
Provision for inventory obsolescence	3,231	6,991	5,833
Stock-based compensation	19,721	23,369	15,925
Non-cash asset impairment and restructuring	—	55	685
Non-cash acquisition-related compensation costs	907	—	—
Gain on sale of minority investment in a privately held company	—	(2,866)	—
Other non-cash charges and credits	1,870	1,371	734
Changes in operating assets and liabilities, net of effect of acquired companies:			
Accounts receivable	(29,325)	(3,386)	(5,718)
Inventories	(6,853)	(6,550)	(5,329)
Other current assets	(4,840)	(1,047)	(2,083)
Accounts payable and accrued liabilities	9,464	2,529	16,836
Income taxes payable and receivable, net	(608)	6,793	(9,152)
Net cash provided by operating activities	53,354	72,196	43,923
Cash flows from investing activities:			
Purchases of short-term investments	(64,528)	(99,155)	(111,619)
Proceeds from sales and maturities of short-term investments	80,992	101,716	105,603
Purchases, net of proceeds from sales, of property and equipment	(6,147)	(9,828)	(5,016)
Proceeds from sale of building and land, net of direct transaction costs	179,173	—	—
Businesses purchased, net of cash acquired, and post-acquisition non-competition agreements	(61,591)	(36,690)	(16,448)
Proceeds from sale of minority investment in a privately held company	—	2,866	—
Proceeds from notes receivable of acquired businesses	5,216	713	—
Net cash provided by (used for) investing activities	133,115	(40,378)	(27,480)
Cash flows from financing activities:			
Proceeds from issuance of common stock	18,958	8,123	6,682
Purchases of treasury stock and net share settlements	(35,176)	(45,841)	(3,557)
Repayment of debt assumed through business acquisitions	(6,914)	(210)	—
Contingent consideration related to businesses acquired	(969)	(1,746)	—
Excess tax benefit from stock-based compensation	1,360	2,038	573
Net cash provided by (used for) financing activities	(22,741)	(37,636)	3,698
Effect of foreign exchange rate changes on cash and cash equivalents	210	(487)	155
Increase (decrease) in cash and cash equivalents	163,938	(6,305)	20,296
Cash and cash equivalents at beginning of year	120,058	126,363	106,067
Cash and cash equivalents at end of year	$283,996	$120,058	$ 126,363

See accompanying notes to consolidated financial statements.

Electronics For Imaging, Inc.
Notes to Consolidated Financial Statements

Note 1: The Company and Its Significant Accounting Policies

The Company

We are a world leader in customer-centric digital printing innovation focused on the transformation of the printing, packaging, and decorative industries from the use of traditional analog based presses to digital on-demand printing.

Our products include industrial super-wide and wide format, label and packaging, and ceramic tile decoration digital inkjet printers that utilize our digital ink; print production workflow, web-to-print, cross-media marketing, and business process automation solutions; and color digital print controllers creating an on-demand digital printing ecosystem. Our award-winning business process automation solutions are integrated from creation to print and are vertically integrated with our digital industrial inkjet printers. Our inks include digital ultra-violet ("UV") ink, of which we are the largest world-wide manufacturer, and textile dye sublimation ink. Our product portfolio includes inkjet products ("Industrial Inkjet") including VUTEk super-wide and EFI wide format industrial digital inkjet printers, Jetrion label and packaging digital inkjet printing systems, ink for each of these printers, and Cretaprint digital inkjet printers for ceramic tile decoration; print production workflow, web-to-print, cross-media marketing, and business process automation software ("Productivity Software"), which provides corporate printing, label and packaging, publishing, and mailing and fulfillment solutions for the printing industry; and Fiery digital controllers, digital print servers, and DFEs ("Fiery"). Our integrated solutions and award-winning technologies are designed to automate print and business processes, streamline workflow, provide profitable value-added services, and produce accurate digital output.

Significant Accounting Policies


Form 10-K

Basis of Presentation

The accompanying consolidated financial statements include the accounts of EFI and our subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

During 2012, we corrected our accounting for acquisition-related contingent consideration in the Consolidated Statement of Cash Flows, which affected the year ended December 31, 2011. We concluded the impact was immaterial to the current and prior periods. We have revised the accompanying Consolidated Statement of Cash Flows for the year ended December 31, 2011 and will also revise our historical financial statements in future filings. For the year ended December 31, 2011, the correction resulted in a decrease of $1.7 million in cash used for investing activities and a corresponding increase in cash used for financing activities. The correction had no impact on the Consolidated Balance Sheets and the Consolidated Statements of Operations for the periods presented.

Use of Estimates

The preparation of the consolidated financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, comprehensive income, cash flows, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to revenue recognition, bad debts, inventories and purchase commitments, warranty obligations, litigation, restructuring activities, self-insurance, fair value of financial instruments, stock-based compensation, income taxes, valuation of goodwill and intangible assets, business combinations, and contingencies on an ongoing basis. Estimates are based on historical and current experience, the impact of the current economic environment, and various other assumptions believed to be reasonable under the circumstances at the time of the estimate, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash, Cash Equivalents, and Short-term Investments

We invest our excess cash on deposit with major banks in money market, U.S. Treasury and government-sponsored entity, foreign government, corporate debt, municipal, asset-backed, and mortgage-backed residential securities. By policy, we invest primarily in high-grade marketable securities. We are exposed to credit risk in the event of default by the financial institutions or issuers of these investments to the extent of amounts recorded in the Consolidated Balance Sheets.

We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Typically, the cost of these investments has approximated fair value. Marketable investments with a maturity greater than three months are classified as available-for-sale short-term investments. Available-for-sale securities are stated at fair market value with unrealized gains and losses reported as a separate component of OCI, adjusted for deferred income taxes. The credit portion of any other-than-temporary impairment is included in net income. Realized gains and losses on sales of financial instruments are recognized upon sale of the investments using the specific identification method.

We review investments in debt securities for other-than-temporary impairment whenever the fair value is less than the amortized cost and evidence indicates the investment's carrying amount is not recoverable within a reasonable period of time. We assess the fair value of individual securities as part of our ongoing portfolio management. Our other-than-temporary assessment includes reviewing the length of time and extent to which fair value has been less than amortized cost; the seniority and durations of the securities; adverse conditions related to a security, industry, or sector; historical and projected issuer financial performance, credit ratings, issuer specific news; and other available relevant information. To determine whether an impairment is other-than-temporary, we consider whether we have the intent to sell the impaired security or if it will be more likely than not that we will be required to sell the impaired security before a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

In determining whether a credit loss existed, we used our best estimate of the present value of cash flows expected to be collected from each debt security. For asset-backed and mortgage-backed securities, cash flow estimates, including prepayment assumptions, rely on data from widely accepted third party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral including default rates, recoveries, and changes in value. Expected cash flows were discounted using the effective interest rate implicit in the securities.

Based on this analysis, there were no other-than-temporary impairments, including credit-related impairments, during the years ended December 31, 2012, 2011, and 2010. We have determined that gross unrealized losses on short-term investments at December 31, 2012 and 2011 are temporary in nature because each investment meets our investment policy and credit quality requirements. We have the ability and intent to hold these investments until they recover their unrealized losses, which may not be until maturity. Evidence that we will recover our investments outweighs evidence to the contrary.

Restricted Cash

We are required to maintain restricted cash of $0.6 million as of December 31, 2012 related to customer agreements that were obtained with the Alphagraph and Cretaprint acquisitions. The current portion of $0.3 million represents the portion of the restriction that will be released within twelve months and is included in other current assets. The noncurrent portion of $0.3 million is included in other assets.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash, cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their respective fair market values due to the short maturities of these financial instruments. The fair value of our available-for-sale securities, contingent acquisition-related liabilities, self-insurance liability, and derivative instruments are disclosed in Note 6—Investments and Fair Value Measurements of the Notes to Consolidated Financial Statements.

Revenue Recognition

We derive our revenue primarily from product revenue, which includes hardware (controllers, design-licensed solutions including upgrades, digital industrial inkjet printers including components replaced under maintenance agreements, and ink), software licensing and development, and royalties. We receive service revenue from software license maintenance agreements, customer support, training, and consulting.

We recognize revenue on the sale of controllers, printers, and ink in accordance with the provisions of SAB 104, and when applicable, ASC 605-25. As such, revenue is generally recognized when persuasive evidence of an arrangement exists, the product has been delivered or services have been rendered, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured.

Products generally must be shipped against written purchase orders. We use either a binding purchase order or signed contract as evidence of an arrangement. Sales to some of the leading printer manufacturers are evidenced by a master agreement governing the relationship together with a binding purchase order. Sales to our resellers are also evidenced by binding purchase orders or signed contracts and do not generally contain rights of return or price protection. Our arrangements generally do not include product acceptance clauses. When acceptance is required, revenue is recognized when the product is accepted by the customer.


Form 10-K

Delivery of hardware generally is complete when title and risk of loss is transferred at point of shipment from manufacturing facilities, or when the product is delivered to the customer's local common carrier. We also sell products and services using sales arrangements with terms resulting in different timing for revenue recognition as follows:

- if the title and/or risk of loss is transferred at a location other than our manufacturing facility, revenue is recognized when title and/or risk of loss transfers to the customer, per the terms of the agreement;
- if title is retained until payment is received, revenue is recognized when title is passed upon receipt of payment;
- if the sales arrangement is classified as an operating lease, revenue is recognized ratably over the lease term;
- if the sales arrangement is classified as a sales-type lease, revenue is recognized upon shipment;
- if the sales arrangement is a fixed price for performance extending over a long period and our right to receive future payment depends on our future performance in accordance with these agreements, revenue is recognized under the percentage of completion method.

We deferred an immaterial amount of revenue during the years ended December 31, 2012, 2011, and 2010 because a portion of the customer payment was contingent upon installation.

We assess whether the fee is fixed or determinable based on the terms of the contract or purchase order. We assess collectibility based on a number of factors, including past transaction history with the customer, the creditworthiness of the customer, customer concentrations, current economic trends and macroeconomic conditions, changes in customer payment terms, the length of time receivables are past due, and significant one-time events. We may not request collateral from our customers, although down payments are generally required from Industrial Inkjet and Productivity Software customers as a means to ensure payment. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue when collection becomes reasonably assured, which is generally upon receipt of cash.

We license our software primarily under perpetual licenses. Revenue from software consists of software licensing, post-contract customer support, and professional consulting. We apply the provisions of ASC 985-605 and, if applicable, SAB 104 and ASC 605-25, to all transactions involving the sale of software products and hardware transactions where the software is not incidental.

We enter into contracts to sell our products and services, and, while the majority of our sales agreements contain standard terms and conditions, there are agreements that contain multiple elements or non-standard terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the price should be allocated among the elements and when to recognize revenue for each element. We recognize revenue for delivered elements only when the delivered elements have standalone value, uncertainties regarding customer acceptance are resolved, and there are no customer-negotiated refund or return rights for the delivered elements. If the arrangement includes a customer-negotiated refund or right of return relative to the delivered item and the delivery and performance of the undelivered item is considered probable and substantially in our control, the delivered element constitutes a separate unit of accounting. We limit revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specified return or refund privileges. Changes in the allocation of the sales price between elements may impact the timing of revenue recognition, but will not change the total revenue recognized on the contract.

Multiple-Deliverable Arrangements

We adopted ASU 2009-13 and ASU 2009-14 as of the beginning of fiscal 2011 for new and materially modified transactions originating after January 1, 2011.

ASU 2009-13 eliminated the residual method of allocating revenue in multiple deliverable arrangements. In accordance with ASU 2009-13, we recognize revenue in multiple element arrangements involving tangible products containing software and non-software components that function together to deliver the product's essential functionality by applying the relative selling price method of allocation. The selling price for each element is determined using VSOE, when available (including post-contract customer support, professional services, hosting, and training), or TPE is used. If VSOE or TPE are not available, then the BESP is used when applying the relative selling price method for each unit of accounting. When the arrangement includes software and non-software elements, revenue is first allocated to the non-software and software elements as a group based on their relative selling price in accordance with ASC 605-25. Thereafter, the relative selling price allocated to the software elements as a group is further allocated to each unit of accounting in accordance with ASC 985-605. We then defer revenue with respect to the relative selling price that was allocated to any undelivered element.

We have calculated BESP for software licenses and non-software deliverables. We considered several different methods of establishing BESP including cost plus a reasonable margin and stand-alone selling price of the same or similar products and, if available, targeted rate of return, list price less discount, and company published list prices to identify the most appropriate representation of the estimated selling price of our products. Due to the wide range of pricing offered to our customers, we determined that selling price of the same or similar products, list price less discount, and company published list prices were not appropriate methods to determine BESP for our products. Cost plus a reasonable margin and targeted rate of return were eliminated due to the difficulty in determining the cost associated with the intangible elements of each product's cost structure. As a result, management believes that the best estimate of the selling price of an element is based on the median sales price of deliverables sold in stand-alone transactions and/or separately priced deliverables contained in bundled arrangements. Elements sold as stand-alone transactions and in bundled arrangements during the last three months of 2011 and first nine months of 2012 were included in the calculation of BESP.

When historical data is unavailable to calculate and support the determination of BESP on a newly launched or customized product, then BESP of similar products is substituted for revenue allocation purposes. We offer customization for some of our products. Customization does not have a significant impact on the discounting or pricing of our products.

ASU 2009-14 determined that tangible products containing software and non-software components that function together to deliver the product's essential functionality are not required to follow the software revenue recognition guidance in ASC 985-605 as long as the hardware components of the tangible product substantively contribute to its functionality. In addition, hardware components of a tangible product containing software components shall always be excluded from the guidance in ASC 985-605. Non-software elements are accounted for in accordance with SAB 104.

We have not changed our accounting policy with respect to multiple element arrangements that do not include the sale of tangible products. The residual method requires that multiple element arrangements containing only software elements remain subject to the provisions of ASC 985-605. When several elements, including software licenses, post-contract customer support, hosting, and professional services, are sold to a customer through a single contract, the revenue from such multiple element arrangements are allocated to each element using the residual method in accordance with ASC 985-605. Revenue is allocated to the support elements and professional service elements of an agreement using VSOE and to the software license elements of the agreement using the residual method. We have established VSOE for professional services and hosting based on the rates charged to our customers in stand-alone orders. We have also established VSOE for post-contract customer support based on substantive renewal rates. Accordingly, software license fees are recognized under the residual method for arrangements in which the software was licensed with maintenance and/or professional services, and where the maintenance and professional services were not essential to the functionality of the delivered software.


Form 10-K

Prior to adoption of ASU 2009-13 and 2009-14, tangible products containing software and non-software components that function together to deliver the product's essential functionality were subject to the software revenue recognition guidance with respect to multiple element arrangements in ASC 985-605.

We have insignificant transactions where tangible and software products are sold together in a bundled arrangement.

Subscription Arrangements

We have subscription arrangements where the customer pays a fixed fee and receives services over a period of time. We recognize subscription revenue ratably over the service period. Any up front setup fees associated with our subscription arrangements are recognized ratably, generally over one year. Any up front setup fees that are not associated with our subscription arrangements are recognized upon completion.

Leasing Arrangements

If the sales arrangement is classified as a sales-type lease, then revenue is recognized upon shipment. Leases that are not classified as sales-type leases are accounted for as an operating lease with revenue recognized ratably over the lease term.

A lease is classified as a sales-type lease with revenue recognized upon shipment if the lease is determined to be collectible with no significant uncertainties and if any of the following criteria are satisfied:

- present value of all minimum lease payments is greater than or equal to 90% of the fair value of the equipment at lease inception,
- noncancellable lease term is greater than or equal to 75% of the economic life of the equipment,
- bargain purchase option that allows the lessee to purchase the equipment below fair value, or
- transfer of ownership to the lessee upon termination of the lease.

Long-term Contracts Involving Substantial Customization

We previously followed the completed contract method of revenue recognition on long-term contracts involving substantial customization. During the quarter ended September 30, 2010, we established the ability to produce estimates sufficiently dependable to require adoption of the percentage of completion method with respect to certain fixed price contracts.

Revenue on certain fixed price contracts where we provide information technology system development and implementation services is recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using guidance from ASC 605-35. These services require that we perform significant, extensive, and complex design, development, modification, or implementation activities of our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with these agreements.

The percentage of completion method involves recognizing probable and reasonably estimable revenue using the percentage of services completed based on the current cumulative cost as a percentage of the estimated total cost, using a reasonably consistent profit margin over the period. Due to the long-term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity, or other factors used in developing the estimates of costs or revenue, we revise our cost and revenue estimates, which may result in increases or decreases in revenue and costs. Such revisions are reflected in net income in the period in which the facts that give rise to that revision become known.

We recognize losses on long-term fixed price contracts in the period that the contractual loss becomes probable and estimable. We record amounts invoiced to customers in excess of revenue recognized as deferred revenue until the revenue recognition criteria are met. We record revenue that is earned and recognized in excess of amounts invoiced on fixed price contracts as trade receivables.

Deferred Revenue and Related Deferred Costs

Deferred revenue represents amounts received in advance for product support contracts, software customer support contracts, consulting and integration projects, or product sales. Product support contracts include standalone product support packages, routine maintenance service contracts, and upgrades or extensions to standard product warranties. We defer these amounts when we invoice the customer and then generally recognize revenue either ratably over the support contract life, upon performing the related services, in accordance with the percentage of completion method, or in accordance with our revenue recognition policy. Deferred cost of revenue related to unrecognized revenue on shipments to customers was $2.2 and $2.1 million as of December 31, 2012 and 2011, respectively, and is included in other current assets in our Consolidated Balance Sheets.

Allowance for Doubtful Accounts and Sales-related Allowances

We establish an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectibility. We record specific reserves for individual accounts when we become aware of specific customer circumstances, such as bankruptcy filings, deterioration in the customer's operating results or financial position, or potential unfavorable outcomes from disputes with customers or vendors.

We perform ongoing credit evaluations of the financial condition of our printer manufacturer, third-party distributor, reseller, and other customers and require collateral, such as letters of credit and bank guarantees, in certain circumstances. The past due or delinquency status of a receivable is based on the contractual payment terms of the receivable. The need to write off a receivable balance depends on the age, size, and determination of collectibility of the receivable. Balances are written off when we deem it probable that the receivable will not be recovered.


Form 10-K

We make provisions for sales rebates and revenue adjustments based on analysis of current sales programs and revenue in accordance with our revenue recognition policy.

Financing Receivables

ASU 2010-20, which amended ASC 310, Receivables, requires increased disclosures regarding the credit quality of our financing receivables and allowance for credit losses. ASU 2010-20 further requires disclosure of credit quality indicators, past due information, and modifications of our financing receivables. Our financing receivables total $2.3 million consisting of $0.9 million of sales-type lease receivables at December 31, 2012 and $1.4 and $0.3 million of trade receivables having a contractual maturity in excess of one year at December 31, 2012 and 2011, respectively. Because we do not have a significant amount of financing receivables, credit quality is evaluated on the same basis as trade receivables. We have not experienced material amounts of past due financing receivables.

Concentration of Risk

We are exposed to credit risk in the event of default by any of our customers to the extent of amounts recorded in the consolidated balance sheet. We perform ongoing evaluations of the collectibility of accounts receivable balances for our customers and maintain allowances for estimated credit losses. Actual losses have not historically been significant, but have risen over the past several years as our customer base has grown through acquisitions.

Our Fiery products, which constitute approximately 35% of our revenue, are primarily sold to a limited number of leading printer manufacturers. Although end customer and reseller channel preference for Fiery products drives demand, most Fiery revenue relies on these significant printer manufacturer / distributors to design, develop, and integrate Fiery technology into their print engines. We expect that we will continue to depend on a relatively small number of leading printer manufacturers for a significant portion of our revenue, although their significance is expected to decline in future periods as our revenue increases from Industrial Inkjet and Productivity Software products. We generally have experienced longer accounts receivable collection cycles in our Industrial Inkjet and Productivity Software operating segments compared to our Fiery operating segment as, historically, the leading printer manufacturers have paid on a more timely basis. Down payments are generally required from Industrial Inkjet and Productivity Software customers as a means to ensure payment.

Since Europe is composed of varied countries and regional economies, our European risk profile is somewhat more diversified due to the varying economic conditions among the countries. Approximately 25% of our receivables are with European customers as of December 31, 2012. Of this amount, 34% of our European receivables (8% of consolidated net receivables) are in the higher risk southern European countries (mostly Spain, Italy, and Portugal), which are adequately reserved. The ongoing relocation of the ceramic tile industry from southern Europe to the emerging markets of China, India, Brazil, and Indonesia will reduce our exposure to credit risk in southern Europe.

We rely on certain sole-source suppliers for key components of our products. We conduct our business with our component suppliers solely on a purchase order basis. Any disruption in the supply of key components would result in our inability to manufacture our products.

We subcontract the manufacture of our Fiery controllers, certain Industrial Inkjet subassemblies, and solvent ink. We rely on the ability of our subcontractors to manufacture the products sold to our customers. A high concentration of our Fiery products is manufactured at one subcontractor location. If the subcontractor lost production capabilities at this facility, we would experience delays in delivering product to our customers. We do not maintain long-term agreements with our subcontractors, which could lead to an inability of our subcontractors to fill our orders.

Many of our current Fiery and Productivity Software products include software that we license from Adobe. To obtain licenses from Adobe, Adobe requires that we obtain quality assurance approvals from them for our products that use Adobe software. Although to date we have successfully obtained such quality assurance approvals from Adobe, we cannot be certain Adobe will grant us such approvals in the future. If Adobe does not grant us such licenses or approvals, if the Adobe licenses are terminated, or if our relationship with Adobe is otherwise materially impaired, we would likely be unable to manufacture products that incorporate Adobe PostScript® or other Adobe software.

Accounts Receivable Sales Arrangements

We have facilities in Spain that enable us to sell to third parties, on an ongoing basis, certain trade receivables without recourse. The trade receivables sold without recourse are generally short-term receivables with payment due dates of less than one year, which are secured by international letters of credit. We also have facilities in the U.S. that enable us to sell to third parties, on an ongoing basis, certain trade receivables with recourse. The trade receivables sold with recourse are generally short-term receivables with payment due dates of less than 30 days, which are subject to a servicing obligation.

In accordance with ASC 860-20, Transfers and Servicing, trade receivables are derecognized from our Consolidated Balance Sheet when sold to third parties upon determining that such receivables are presumptively beyond the reach of creditors in a bankruptcy proceeding. The recourse obligation is measured using market data from similar transactions and the servicing liability is determined based on the fair value that a third party would charge to service these receivables. Both liabilities were determined to not be material at December 31, 2012.

Trade receivables sold under these facilities were $2.1 and $4.3 million on a recourse and nonrecourse basis, respectively, which approximates the cash received. We report collections from the sale of trade receivables to third parties as operating cash flows in the Consolidated Statements of Cash Flows, because such receivables are the result of an operating activity and the associated interest rate risk is de minimis.

Inventories

Inventories are stated at standard cost, which approximates the lower of actual cost using the first-in, first-out cost flow assumption, or market. We periodically review our inventories for potential slow-moving or obsolete items and write down specific items to net realizable value as appropriate. Work-in-process inventories consist of our product at various levels of assembly and include materials, labor, and manufacturing overhead. Finished goods inventory represents completed products awaiting shipment.

We estimate potential future inventory obsolescence and purchase commitments to evaluate the need for inventory reserves. Current economic trends, changes in customer demand, product design changes, product life and demand, and the acceptance of our products are analyzed to evaluate the adequacy of such reserves. Material differences may result in changes in the amount and timing of our net income (loss) for any period, if we made different judgments or utilized different estimates.

Property and Equipment, Net

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated life for desktop and laptop computers is two years, furniture has an estimated life of seven years, software is amortized over three to five years, manufacturing and other equipment has an estimated life of three years, research and development equipment with alternative future uses has an estimated life of two years, and buildings have an estimated life of forty years. All other assets are typically considered to have lives of two to ten years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the lease term, if shorter. Land improvements, such as parking lots and sidewalks, are amortized using the straight-line method over the estimated useful lives of the improvements.


Form 10-K

When assets are disposed, we remove the asset and accumulated depreciation from our records and recognize the related gain or loss in our results of operations. The cost and related accumulated depreciation applicable to property and equipment sold or no longer in service are eliminated from the accounts and any gain or loss is included in other income (expense), net.

Depreciation expense was $8.4, $7.4, and $8.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.

Internal Use Software

In accordance with ASC 350-40, Intangibles—Goodwill and Other—Internal-Use Software, software development costs, including costs incurred to purchase third party software, are capitalized when we determine that certain factors are present, including among others, that technology exists to achieve the performance requirements. The accumulation of software costs to be capitalized ceases when the software is substantially developed and is ready for its intended use. It is amortized over an estimated useful life of three years using the straight-line method.

Restricted Investments

As of December 31, 2011, we were a party to the Lease covering our Foster City office facility located at 303 Velocity Way, Foster City, California. The Lease included an option allowing us to purchase the facility during or at the end of the lease term for the amount that the lessor paid for the facility ($56.9 million). The funds pledged under the Lease were in LIBOR-based interest bearing accounts, which were restricted as to withdrawal at all times.

On November 1, 2012, we sold the 294,000 square foot 303 Velocity Way building, along with approximately four acres of land and certain other assets related to the property, for $179.6 million. We exercised our purchase option with respect to the Lease in connection with the sale of the building and land and terminated the corresponding Lease. We will continue to use the facility for up to one year for which rent is not required to be paid. This constitutes a form of continuing involvement that prevents gain recognition. Until we vacate the building, the proceeds from the sale will be accounted for as deferred proceeds from property transaction on our Consolidated Balance Sheet, which is currently $180.2 million, including imputed interest costs. The $56.9 million of previously pledged funds are classified as land, buildings, and improvements within property and equipment, net, in the Consolidated Balance Sheet as of December 31, 2012.

Goodwill

We perform our annual goodwill impairment analysis in the fourth quarter of each year. ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, provides that a simplified analysis of goodwill impairment may be performed consisting of a qualitative assessment to determine whether further impairment testing is necessary. Due to the significant additions to goodwill resulting from the business combinations completed during 2012 and 2011, we determined that the quantitative analysis should be performed.

According to the provisions of ASC 350-20-35, a two-step impairment test of goodwill is required. In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded equal to the difference.

Our goodwill valuation analysis is based on our respective reporting units (Industrial Inkjet, Productivity Software, and Fiery), which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements. We determined the fair value of our reporting units as of December 31, 2012 by equally weighting the market and income approaches. Under the market approach, we estimated fair value based on market multiples of revenue or earnings of comparable companies. Under the income approach, we estimated fair value based on a projected cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Based on our valuation results, we have determined that the fair values of our reporting units exceed their carrying values. Industrial Inkjet, Productivity Software, and Fiery fair values are $318, $211, and $194 million, respectively, which exceed carrying value by 74%, 82%, and 106%, respectively.

Please see Note 5—Goodwill and Long-Lived Intangible Assets of the Notes to Consolidated Financial Statements.

Long-lived Assets, including Intangible Assets

We evaluate potential impairment with respect to long-lived assets whenever events or changes in circumstances indicate their carrying amount may not be recoverable. We recognized long-lived asset impairment charges of $0.7 million for the year ended December 31, 2010, consisting primarily of assets impaired related to an Industrial Inkjet facility closure and the impairment of the remaining book value of our equity method investees. No asset impairment charges were recognized during the years ended December 31, 2012 and 2011.

Intangible assets are evaluated for impairment based on their estimated future undiscounted cash flows. Based on this analysis, no impairment of intangible assets, excluding goodwill, was recognized in 2012, 2011, or 2010.

Intangible assets acquired to date are being amortized on a straight-line basis over periods ranging from 2 to 18 years. No changes have been made to the useful lives of amortizable identifiable intangible assets in 2012, 2011, or 2010. Intangible amortization expense was $18.6, $11.2, and $12.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services that are strategic to us. In-substance common stock investments in which we exercise significant influence over operating and financial policies, but do not have a majority voting interest, are accounted for using the equity method of accounting. Investments not meeting these requirements are accounted for using the cost method of accounting.


Form 10-K

The process of assessing whether a particular equity or debt investment's fair value is less than its carrying cost requires a significant amount of judgment due to the lack of a mature and stable public market for these securities. In making this judgment, we carefully consider the investee's most recent financial results, cash position, recent cash flow data, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management or ownership changes, and competition. This quarterly analysis is based primarily on information that we request and receive from these privately-held companies. Although we evaluate all of our privately-held equity and debt investments for impairment based on this criteria, each investment's fair value is only estimated when events or changes in circumstances have occurred that may have a significant effect on fair value (because the fair value of each investment is not readily determinable). Where these factors indicate that the equity or debt investment's fair value is less than its carrying cost, and where we consider such diminution in value to be other than temporary, we record an impairment charge to reduce such equity investment to its estimated fair value.

Please see Note 5—Goodwill and Long-Lived Intangible Assets of the Notes to Consolidated Financial Statements.

Warranty Reserves

Our Industrial Inkjet printer and Fiery controller products are generally accompanied by a 12-month limited warranty from date of shipment, which covers both parts and labor. In accordance with ASC 450-30, an accrual is established when the warranty liability is estimable and probable based on historical experience. A provision for estimated future warranty work is recorded in cost of revenue when revenue is recognized. Warranty reserves were $10.2 and $8.9 million as of December 31, 2012 and 2011, respectively. The increase in the warranty reserve is primarily due to warranty obligations assumed upon acquiring the Cretaprint business.

Litigation Accruals

We may be involved, from time to time, in a variety of claims, lawsuits, investigations, or proceedings relating to contractual disputes, securities laws, intellectual property rights, employment, or other matters that may arise in the normal course of business. We assess our potential liability in each of these matters by using the information available to us. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and various combinations of appropriate litigation and settlement strategies. We accrue estimated losses from contingencies if a loss is deemed probable and can be reasonably estimated.

Restructuring Reserves

Restructuring liabilities are established when the costs have been incurred. Severance and other employee separation costs are incurred when management commits to a plan of termination identifying the number of employees impacted, their termination dates, and the terms of their severance arrangements. The liability is accrued at the employee notification date unless service is required beyond the greater of 60 days or the legal notification period, in which case the liability is recognized ratably over the service period. Facility downsizing and closure costs are accrued at the earlier of the lessor notification date, if the lease agreement allows for early termination, or the cease use date. Relocation costs are incurred when the related relocation services are performed. Costs related to contracts without future benefit are incurred at the earlier of the cease use date or the contract cancellation date.

Research and Development

Research and development costs were $120.3, $115.9, and $105.8 million for the years ended December 31, 2012, 2011, and 2010, respectively. We expense research and development costs associated with new software products as incurred until technological feasibility is established. Research and development costs include salaries and benefits of employees performing research and development activities, supplies, and other expenses incurred from research and development efforts. To date, we have not capitalized research and development costs associated with software development as products and enhancements have generally reached technological feasibility, as defined by U.S. GAAP, and have been released for sale at substantially the same time. We have capitalized research and development equipment that has been acquired or constructed for research and development activities and has alternative future uses (in research and development projects or otherwise).

Shipping and Handling Costs

Amounts billed to customers for shipping and handling costs are included in revenue. Shipping and handling costs are charged to cost of revenue as incurred.

Advertising

Advertising costs are expensed as incurred. Total advertising and promotional expenses were $3.5, $4.8, and $5.2 million for the years ended December 31, 2012, 2011, and 2010, respectively. The decrease in advertising expense for the years ended December 31, 2012 and 2011 is offset by increased trade show spending.

Income Taxes

We account for income taxes under the provisions of ASC 740, which requires that deferred tax assets and deferred tax liabilities be determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. We estimate our actual current tax expense, including permanent charges and benefits, and the temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheets.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income by considering both positive and negative evidence relating to their recoverability. If we believe that recovery of these deferred tax assets is not more likely than not, we establish a valuation allowance. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we considered all available evidence, including past operating results, projections of future taxable income, our ability to utilize loss and credit carryforwards, and the feasibility of tax planning strategies. Other than a valuation allowance on foreign tax credits resulting from the 2003 acquisition of Best GmbH and compensation deductions potentially limited by IRC 162(m), we have determined that it is more likely than not that we will realize the benefit related to all other deferred tax assets. To the extent we increase a valuation allowance in a period, we include an expense within the tax provision in the Consolidated Statement of Operations in the period in which such determination is made.

In accordance with ASC 740-10-25-5 through 17, we account for uncertainty in income taxes by recognizing a tax position only when it is more likely than not that the tax position, based on its technical merits, will be sustained upon ultimate settlement with the applicable tax authority. The tax benefit to be recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the applicable tax authority that has full knowledge of all relevant information. Tax benefits that are deemed to be less than fifty percent likely of being realized are recorded in noncurrent income taxes payable until the uncertainty has been resolved through either examination by the relevant taxing authority or expiration of the pertinent statutes of limitations.


Form 10-K

Business Combinations

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired, including IPR&D, and liabilities assumed based on their estimated fair values. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets. The results of operations for each acquisition are included in our financial statements from the date of acquisition.

These acquisitions were accounted for as purchase business combinations using the acquisition method of accounting in accordance with ASC 805. Key provisions of the acquisition method of accounting include the following:

- one hundred percent of assets and liabilities of the acquired business, including goodwill, are recorded at fair value, regardless of the percentage of the business acquired;
- certain contingent assets and liabilities are recognized at fair value at the acquisition date;
- contingent consideration is recognized at fair value at the acquisition date with changes in fair value recognized in earnings as assumptions are updated or upon settlement;
- IPR&D is recognized at fair value at the acquisition date subject to amortization after product launch or otherwise subject to impairment;
- acquisition-related transaction and restructuring costs are expensed as incurred;
- reversals of valuation allowances related to acquired deferred tax assets and liabilities and changes to acquired income tax uncertainties are recognized in earnings; and

- when making adjustments to finalize preliminary accounting, we revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they occurred on the acquisition date.

On January 10, 2012, we acquired Cretaprint, which is a leading developer and supplier of inkjet printers for the ceramic tile decoration industry and has been integrated into our Industrial Inkjet operating segment. On April 5, 2012, we acquired the FX Colors business, which develops and provides technology and software for industrial printing and has been integrated into our Fiery operating segment. At various dates in 2012, we acquired Metrics, OPS, and Technique, which have been integrated into our Productivity Software operating segment and provide business process automation solutions to medium-sized printing and packaging companies in Latin America; business process automation solutions for web-to-print, publishing, and cross-media marketing; and business process automation solutions for publication, commercial, and direct marketing print industries, respectively.

In 2011, we acquired the Entrac business, which provides self-service and payment solutions for business services including mobile printing and has been integrated into our Fiery operating segment, and we acquired Alphagraph, Prism, and Streamline, which have been integrated into our Productivity Software operating segment and provide business process automation solutions for the graphics arts industry; business process automation solutions for the printing and packaging industry, including automated shop floor management and work in progress tracking; and business process automation solutions for mailing and fulfillment services in the printing industry, respectively.

On July 2, 2010, we acquired Radius to establish our presence in the label and packaging industry and is included in our Productivity Software operating segment.

Liability for Self-Insurance

We are partially self-insured for certain losses related to employee medical and dental coverage, excluding employees covered by health maintenance organizations. We generally have an individual stop loss deductible of $125 thousand per enrollee unless specific exposures are separately insured. We have accrued a contingent liability of $1.4 and $1.6 million as of December 31, 2012 and 2011, respectively, which is not discounted, based on an examination of historical trends, our claims experience, industry claims experience, actuarial analysis, and estimates. The primary estimates used in the development of our accrual at December 31, 2012 and 2011 include total enrollment (including employee contributions), population demographics, and historical claims costs incurred. Although we do not expect that we will ultimately pay claims significantly different from our estimates, self-insurance reserves could be affected if future claims experience differs significantly from our historical trends and assumptions.

As part of this process, we engaged a third party actuarial firm to assist management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party actuary, the related valuation of our self-insurance liability represents the conclusions of management and not the conclusions or statements of any third party. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity of claims and medical cost inflation, differ from our estimates, our consolidated financial position, results of operations, or cash flows could be impacted.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718, which requires stock-based compensation expense to be recognized based on the fair value of such awards on the date of grant. We amortize stock-based compensation expense on a graded vesting basis over the vesting period, after assessing the probability of achieving the requisite performance criteria with respect to performance-based awards. Stock-based compensation expense is recognized over the requisite service period for each separately vesting tranche as though the award were, in substance, multiple awards.

ASC 718 requires forfeitures to be estimated at the grant date and revised on a cumulative basis, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We use historical data and future expectations of employee turnover to estimate forfeitures. The tax benefit resulting from tax deductions in excess of the tax benefits related to stock-based compensation expense recognized for those awards are classified as financing cash flows.

Our determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by various assumptions including volatility, expected term, and interest rates. Expected volatility is based on the historical volatility of our stock over a preceding period commensurate with the expected term of the option. The expected term is based on management's consideration of the historical life of the options, the vesting period of the options granted, and the contractual period of the options granted. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since we do not pay dividends and have no current plans to do so in the future.

Foreign Currency Translation

In preparing our consolidated financial statements, we must remeasure and translate balance sheet and income statement amounts into U.S. dollars. Foreign currency assets and liabilities are remeasured from the transaction currency into the functional currency at current exchange rates, except for non-monetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at monthly exchange rates, which approximate average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in other income (expense), net. Net gains or losses resulting from foreign currency transactions, including hedging gains and losses, are reported in other income (expense), net, and were a gain (loss) of $0.6, $(1.2), and $(3.4) million for the years ended December 31, 2012, 2011, and 2010, respectively.


Form 10-K

For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates, while revenue and expenses are translated using monthly exchange rates, which approximate the average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of OCI, adjusted for deferred income taxes. The cumulative translation adjustment balance at December 31, 2012 and 2011 was an unrealized gain of $0.1 and $1.4 million, respectively.

Based on our assessment of the salient economic indicators discussed in ASC 830-10-55-5, we consider the U.S. dollar to be the functional currency for each of our international subsidiaries except for our Brazilian subsidiary, Metrics, for which we consider the Brazilian real to be the subsidiary's functional currency; our German subsidiaries, EFI GmbH and Alphagraph, for which we consider the Euro to be the subsidiaries' functional currency; our Japanese subsidiary, Electronics For Imaging Japan KK, for which we consider the Japanese yen to be the subsidiary's functional currency; our Spanish subsidiary, Cretaprint, for which we consider the Euro to be the subsidiary's functional currency; our New Zealand subsidiary contains the Prism operations in New Zealand for which we consider the New Zealand dollar to the functional currency; our Australian subsidiary contains the Prism and OPS operations in Australia for which we consider the Australian dollar to the functional currency; our U.K. subsidiaries, Electronics For Imaging United Kingdom Limited, Prism Group Holdings Limited (U.K.), and Technique, for which we consider the British pound sterling to be the subsidiaries' functional currency; and our subsidiary in the People's Republic of China, which contains the operations of our Cretaprint sales and support center for which we consider the renminbi to be the functional currency.

Computation of Net Income per Common Share

Net income per basic common share is computed using the weighted average number of common shares outstanding during the period, excluding non-vested restricted stock. Net income per diluted common share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. Potential common shares result from the assumed exercise of outstanding common stock options having a dilutive effect using the treasury stock method, from non-vested shares of restricted stock having a dilutive effect, from shares to be purchased under our ESPP having a dilutive effect, and from non-vested restricted stock for which the performance criteria have been met. Any potential shares that are anti-dilutive as defined in ASC 260, Earnings Per Share, are excluded from the effect of dilutive securities.

ASC 260-10-45-48 requires that performance-based and market-based restricted stock that would be issuable if the end of the reporting period were the end of the vesting period, if the result would be dilutive, are assumed to be outstanding for purposes of determining net income per diluted common share as of the later of the beginning of the period or the grant date.

Accounting for Derivative Instruments and Risk Management

We are exposed to market risk and foreign currency exchange risk from changes in foreign currency exchange rates, which could affect operating results, financial position, and cash flows. We manage our exposure to these risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are used to hedge economic exposures as well as reduce earnings and cash flow volatility resulting from shifts in market rates. Our objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings or protecting fair values of assets and liabilities. We do not have any leveraged derivatives, nor do we use derivative contracts for speculative purposes. ASC 815, Derivatives and Hedging, requires the fair value of all derivative instruments, including those embedded in other contracts, be recorded as assets or liabilities in our Consolidated Balance Sheet. As permitted, foreign exchange contracts with notional amounts of $2.7 and $3.5 million and net asset/liability fair values that are immaterial have been designated for hedge accounting treatment at December 31, 2012 and 2011, respectively. The related cash flow impacts of our derivative contracts are reflected as cash flows from operating activities.

Our exposures are related to non-U.S. dollar-denominated sales in Europe, Japan, the U.K., Brazil, Australia, and New Zealand and are primarily related to operating expenses in Europe, India, Japan, the U.K., Brazil, and Australia. We hedge our operating expense exposure in Indian rupees. As of December 31, 2012, we had not entered into hedges against any other currency exposures, but we may consider hedging against movements in other currencies as well as adjusting the hedged portion of our Indian rupee exposure in the future.

By their nature, derivative instruments involve, to varying degrees, elements of market and credit risk. The market risk associated with these instruments resulting from currency exchange movement is expected to offset the market risk of the underlying transactions, assets, and liabilities being hedged (e.g., operating expense exposure in Indian rupees). We do not believe there is a significant risk of loss from non-performance by the counterparties associated with these instruments because these transactions are executed with a diversified group of major financial institutions. Further, by policy we deal with counterparties having a minimum investment grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Variable Interest Entities

Our minority investments in privately held companies could be considered to be variable interest entities. In accordance with the Variable Interest Entities ("VIE") sub-section of ASC 810, Consolidation, effective

January 2010, we perform a formal assessment at each reporting period regarding which party within the VIE is considered the primary beneficiary. A qualitative approach is performed to identify the primary beneficiary of a VIE based on the power to direct activities that most significantly impact the economic performance of the entity and the obligation to absorb losses or rights to receive benefits that could be significant to us.

We currently do not have any arrangements that meet the definition of a VIE in accordance with the scope exception contained within ASC 810-10-15-17d.

Recent Accounting Pronouncements

Fair Value Measurements. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy as more fully defined in Note 6, Investments and Fair Value Measurements. In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). Effective in the first quarter of 2012, the primary provisions of ASU 2011-04 impacting us are the adoption of uniform terminology within U.S. GAAP and IFRS to reference fair value concepts, measuring the fair value of an equity instrument used as consideration in a business combination, and the following additional disclosures concerning fair value measurements classified as Level 3 within the fair value hierarchy:

- quantitative information about the unobservable inputs used in the determination of Level 3 fair value measurements,
- the valuation processes used in Level 3 fair value measurements, and
- the sensitivity of Level 3 fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.


Form 10-K

Accordingly, the appropriate disclosures have been included in the accompanying consolidated financial statements.

Other Comprehensive Income. In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income. Effective in the first quarter of 2012, we have opted to present total comprehensive income, the components of net income, and the components of other comprehensive income in two separate, but consecutive, statements. Under ASU 2011-05, we also have the option to present this information in a single continuous statement of comprehensive income. We previously presented the components of other comprehensive income in the footnotes to our interim and annual financial statements and as a component of our Statement of Stockholders' Equity in our annual financial statements.

Goodwill and Other Indefinite-Lived Intangible Asset Impairment Assessment. In September 2011 and July 2012, the FASB issued new accounting guidance that simplifies the analysis of goodwill and other indefinite-lived intangible asset impairment. The new guidance allows a qualitative assessment to be performed to determine whether quantitative impairment testing is necessary. These accounting standards are effective for the year ended December 31, 2012 with respect to the assessment of goodwill and for the year ended December 31, 2013 with respect to the assessment of other indefinite-lived intangible assets. Early adoption is permitted. Due to the significant additions to goodwill resulting from the business combinations completed during 2012 and 2011, we determined that the quantitative analysis should be performed. We are currently evaluating the impact of the qualitative assessment of the impairment of indefinite-lived intangible assets on our financial condition and results of operations. See the quantitative impairment testing that we completed at Note 5—Goodwill and Long-Lived Intangible Assets.

Supplemental Cash Flow Information

(in thousands)	For the years ended December 31, 2012	2011	2010
Supplemental disclosure of cash flow information:			
Cash paid for interest expense	$ 99	$ 62	$ 43
Net cash paid (refunded) for income taxes	$ 4,384	$ (2,998)	$ 4,128
Acquisition related activities:			
Cash paid for acquisitions, excluding contingent consideration	$67,354	$35,299	$14,350
Cash acquired in acquisitions, excluding restricted cash	(6,363)	(1,554)	(299)
Net cash paid for acquisitions	$60,991	$33,745	$14,051

Note 2: Earnings Per Share

Net income per basic common share is computed using the weighted average number of common shares outstanding during the period, excluding non-vested restricted stock. Net income per diluted common share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. Potential common shares result from the assumed exercise of outstanding common stock options having a dilutive effect using the treasury stock method, from non-vested shares of restricted stock having a dilutive effect, from shares to be purchased under our ESPP having a dilutive effect, and from non-vested restricted stock for which the performance criteria have been met. Any potential shares that are anti-dilutive as defined in ASC 260 are excluded from the effect of dilutive securities.

ASC 260-10-45-48 requires that performance-based and market-based restricted stock that would be issuable if the end of the reporting period were the end of the vesting period, if the result would be dilutive, are assumed to be outstanding for purposes of determining net income per diluted common share as of the later of the beginning of the period or the grant date. Accordingly, performance-based RSUs, which vested on May 23 and February 9, 2012 and March 2, 2011 based on achievement of specified performance criteria related to revenue and non-GAAP operating income targets; performance-based RSAs, which vested on March 15, 2011 based on achievement of a specified percentage of the 2010 operating plan; market-based RSUs, which vested on December 17, 2012 and January 3, January 10, and May 10, 2011 based on achievement of specified stock prices for a defined period; and performance-based RSUs, which will vest on various dates in February 2013 based on achievement of specified performance criteria related to 2012 revenue and non-GAAP operating income targets; are included in the determination of net income per diluted common share as of the beginning of the period. Performance-based and market-based targets were not met with respect to any other stock options or RSUs as of December 31, 2012.

Basic and diluted earnings per share for the years ended December 31, 2012, 2011, and 2010 are reconciled as follows (in thousands, except for per share amounts):

	For the years ended December 31,		
	2012	2011	2010
Basic net income per share:			
Net income available to common shareholders	$83,269	$27,465	$ 7,487
Weighted average common shares outstanding	46,453	46,234	45,387
Basic net income per share	$ 1.79	$ 0.59	$ 0.16
Dilutive net income per share:			
Net income available to common shareholders	$83,269	$27,465	$ 7,487
Weighted average common shares outstanding	46,453	46,234	45,387
Dilutive stock options and non-vested restricted stock	1,281	1,345	1,765
Weighted average common shares outstanding for purposes of computing diluted net income per share	47,734	47,579	47,152
Dilutive net income per share	$ 1.74	$ 0.58	$ 0.16

Potential shares of common stock that are not included in the determination of diluted net income per share because they are anti-dilutive for the periods presented consist of weighted stock options, non-vested restricted stock, and shares to be purchased under our ESPP having an anti-dilutive effect, excluding any performance-based or market-based stock options and RSUs for which the performance criteria were not met, of 0.4, 2.2, and 2.3 million shares for the years ended December 31, 2012, 2011, and 2010, respectively.


Form 10-K

ASC 260-10-45 to 65 requires use of the two-class method to calculate earnings per share when non-vested RSAs are eligible to receive dividends (i.e., participating securities), even if we do not intend to declare dividends. Our RSAs vested on March 15, 2011 based on achievement of a specified percentage of the 2010 operating plan. Consequently, there were no RSAs outstanding at December 31, 2012 and 2011. There were only 0.1 million weighted average non-vested restricted stock awards eligible to receive dividends for the year ended December 31, 2010; consequently, the impact on net income per diluted common share in applying the two-class method for the year ended December 31, 2010 was not material.

Note 3: Acquisitions

During 2012, we acquired Cretaprint, which has been integrated into our Industrial Inkjet operating segment, three business process automation businesses, which have been integrated into our Productivity Software operating segment, and the FX Colors business, which has been integrated into our Fiery operating segment. During 2011, we acquired three business process automation businesses, which have been integrated into our Productivity Software operating segment and Entrac, which has been integrated into our Fiery operating segment. During 2010, we acquired Radius, which has been integrated into our Productivity Software operating segment.

These acquisitions were accounted for as purchase business combinations. In accordance with ASC 805, the purchase price has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date based on the valuation performed by management with the assistance of a third party. Excess purchase consideration was recorded as goodwill. Factors contributing to a purchase price that results in goodwill include, but are not limited to, the retention of research and development personnel with skills to develop future technology, support personnel to provide maintenance services related to the products, a trained sales force capable of selling current and future products, the opportunity to enter the ceramic tile decoration market through the Cretaprint acquisition, the opportunity to utilize FX Colors technology in the development of our products, the opportunity to cross-sell products of the acquired businesses to existing customers, the opportunity to sell PrintSmith, Pace, Monarch, and Radius products to customers of the acquired businesses, and the positive reputation of each of these companies in the market.

We engaged a third party valuation firm to aid management in its analyses of the fair value of these acquired businesses. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party valuation firm, the fair value analyses and related valuations represent the conclusions of management and not the conclusions or statements of any third party. The purchase price allocations are preliminary and subject to change within the respective measurement periods as valuations are finalized. We expect to continue to obtain information to assist us in finalizing the fair value of the net assets acquired at the respective acquisition dates during the respective measurement periods. Measurement period adjustments determined to be material will be applied retrospectively to the appropriate acquisition date in our condensed consolidated financial statements and, depending on the nature of the adjustments, our operating results subsequent to the respective acquisition period could be affected.

2012 Acquisitions

Industrial Inkjet Operating Segment

On January 10, 2012, we purchased privately-held Cretaprint, headquartered in Castellon, Spain, for cash consideration of approximately $28.8 million, net of cash acquired, plus an additional future cash earnout contingent on achieving certain performance targets. We subsequently merged Cretaprint into Electronics for Imaging España S.L.U., which changed its name post-merger to EFI Cretaprint S.L. Cretaprint is a leading developer and supplier of inkjet printers for ceramic tiles. This acquisition allows us to provide ceramic tile decoration as a product offering within our Industrial Inkjet operating segment.

The fair value of the earnout was valued at $18.3 million on January 10, 2012, by applying the income approach in accordance with ASC 805-30-25-5. Acquisition-related executive deferred compensation cost of $1.8 million at January 10, 2012, which is dependent on the continuing employment of a former shareholder, was applied against the earnout. Approximately $0.9 million of deferred compensation cost has been amortized as retention expense, which has reduced the net deferred compensation cost that has been applied against the earnout to $0.9 million as of December 31, 2012. Key assumptions include a discount rate of 5.0% and a probability-adjusted level of Cretaprint revenue and gross profit. Probability-adjusted revenue and gross profit are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs. This contingent liability has been reflected in the Consolidated Balance Sheet as of December 31, 2012, as a current and noncurrent liability of $10.1 and $8.7 million, respectively. In accordance with ASC 805-30-35-1, changes in the fair value of contingent consideration subsequent to the acquisition date will be recognized in general and administrative expenses.

Productivity Software Operating Segment

At various dates in 2012, we acquired privately-held Metrics, OPS, and Technique, which have been integrated into our Productivity Software operating segment, for cash consideration of approximately $31.1 million, net of cash acquired, plus additional future cash earnouts contingent on achieving certain performance targets.

The fair value of the earnouts are currently estimated to be $13.0 million by applying the income approach in accordance with ASC 805-30-25-5. Key assumptions include discount rates between 4.2% and 6.4% and probability-adjusted levels of revenue. Probability-adjusted revenue is a significant input that is not observable in the market, which ASC 820-10-35 refers to as a Level 3 input. These contingent liabilities are reflected in the Consolidated Balance Sheet as of December 31, 2012, as a current and noncurrent liability of $6.2 and $6.8

million, respectively. In accordance with ASC 805-30-35-1, changes in the fair value of contingent consideration subsequent to the acquisition date will be recognized in general and administrative expenses.

Metrics, headquartered in Sao Paolo, Brazil, provides business process automation software to medium-sized printing and packaging companies in Latin America. Support and operations of Metrics were integrated into the Productivity Software operating segment, which provides PrintSmith, Pace, Monarch, and Radius products to the Metrics customer base, localized for the Latin American market, while continuing to support existing Metrics customers.

Online Print Marketing Ltd., headquartered in Dublin, Ireland, and DataCreation Pty Ltd., headquartered in Mosman, Australia, together doing business as Online Print Solutions ("OPS"), provide web-to-print, publishing, and cross-media marketing solutions. Support and operations of OPS were integrated into the Productivity Software operating segment, while continuing to support the existing OPS customers. Key OPS features and technologies will be integrated into our Digital StoreFront software and our Fiery DFEs.

Technique, headquartered in Leeds, U.K., provides business process automation solutions to the publication, commercial, and direct marketing print industries. Support and operations of Technique were integrated into the Productivity Software operating segment, which provides PrintSmith, Pace, Monarch, and Radius products to the Technique customer base, while continuing to support existing Technique customers.

Fiery Operating Segment

On April 5, 2012, we acquired the FX Colors business, a *societe par actions simplifiee* headquartered in Charnay-Les-Macon, France, which has been integrated into our Fiery operating segment, for cash consideration of approximately $0.4 million. A portion of the consideration is contingent upon the achievement of certain milestones. FX Colors develops and provides technology and software for industrial printing. We accounted for the acquisition of FX Colors for financial reporting purposes as a purchase business combination in accordance with ASC 805. The FX Colors purchase price has been allocated to existing technology, with a useful life of three years.


Form 10-K

2011 Acquisitions

Productivity Software Operating Segment

At various dates in 2011, we acquired privately-held Streamline, Prism, and Alphagraph, which have been integrated into our Productivity Software operating segment, for cash consideration of approximately $27.8 million, net of cash acquired. The Streamline and Alphagraph purchase prices include additional future cash earnouts contingent on achieving certain performance targets.

The fair value of the Streamline and Alphagraph earnouts are currently estimated to be $2.8 million by applying the income approach in accordance with ASC 805-30-25-5. Key assumptions include discount rates between 4.9% and 6.1% and probability-adjusted levels of revenue. Probability-adjusted revenue is a significant input that is not observable in the market, which ASC 820-10-35 refers to as a Level 3 input. These contingent liabilities are reflected in the Consolidated Balance Sheet as of December 31, 2012, as a current and noncurrent liability of $1.6 and $1.2 million, respectively. As of December 31, 2012, approximately $0.6 million had been earned against the Streamline earnout, which is equivalent to the amount recognized on the acquisition date with respect to the first year of the earnout. In accordance with ASC 805-30-35-1, changes in the fair value of contingent consideration subsequent to the acquisition date will be recognized in general and administrative expenses.

Streamline, headquartered in San Rafael, provides PrintStream business process automation software, which we acquired to establish our Productivity Software operating segment presence in mailing and fulfillment services for the printing industry.

Prism, headquartered in New Zealand, provides business process automation solutions for the printing and packaging industry including automated shop floor management and work in progress tracking. Support and operations of Prism were integrated into the Productivity Software operating segment, which provides PrintSmith, Pace, Monarch, and Radius products, while continuing to support existing Prism customers.

Alphagraph, headquarterd in Essen, Germany, provides business process automation solutions for the graphic arts industry. Support and operations of Alphagraph will be integrated into the Productivity Software operating segment, which will provide PrintSmith, Pace, Monarch, and Radius products, while continuing to support existing Alphagraph customers.

Fiery Operating Segment

On July 25, 2011, we purchased the Entrac business, a Canadian company headquartered near Toronto, Canada, which was a subsidiary of GLIC Corporation Limited, for cash consideration of approximately $6.4 million, net of cash acquired, plus an additional future cash earnout contingent on achieving certain performance targets. Entrac provides self-service and payment solutions for business services including mobile printing and has been incorporated into the Fiery operating segment.

The fair value of the earnout is currently estimated to be $1.4 million by applying the income approach in accordance with ASC 805-30-25-5. Key assumptions include a discount rate of 5.8% and a probability-adjusted level of Entrac revenue. Probability-adjusted revenue is a significant input that is not observable in the market, which ASC 820-10-35 refers to as a Level 3 input. This contingent liability is reflected in the Consolidated Balance Sheet as of December 31, 2012, as a current liability.

2010 Acquisition

Productivity Software Operating Segment

On July 2, 2010, we purchased privately held Golflane, a U.K. private limited company, the parent holding company of Radius, for approximately $14.1 million, net of cash acquired, plus an additional future cash earnout contingent on achieving certain performance targets. Radius is a print management software company headquartered in Chicago, Illinois, that provides business process automation solutions for the label and packaging industry.

The fair value of the earnout was estimated to be $2.3 million at the acquisition date by applying the income approach in accordance with ASC 805-30-25-5. Key assumptions included a discount rate of 6.3% and a probability-adjusted level of Radius revenues. Probability-adjusted revenue is a significant input that is not observable in the market, which ASC 820-10-35 refers to as a Level 3 input. As of December 31, 2012, approximately $4.2 million had been earned against the earnout. The $1.9 million excess above the valuation at the acquisition date was expensed as a component of general and administrative expense in accordance with ASC 805.

Maximum Earnout Payment

The potential undiscounted amount of future contingent consideration cash payments that we could be required to make related to our business acquisitions, beyond amounts currently accrued, is $5.3 million as of December 31, 2012.

Valuation Methodologies

Intangible assets acquired consist of customer relationships, existing technology, trade names, backlog, and IPR&D. Each intangible asset valuation methodology assumes a discount rate between 13% and 23%.

Customer Relationships and Backlog. With the exception of Entrac, customer relationships and backlog were valued using the excess earnings method, which is an income approach. The value of customer relationships lies in the generation of a consistent and predictable revenue source and the avoidance of costs associated with developing the relationships. Customer relationships were valued by estimating the revenue attributable to existing customer relationships and probability-weighted in each forecast year to reflect the uncertainty of maintaining existing relationships based on historical attrition rates.

The Cretaprint backlog represents unfulfilled customer purchase orders at the acquisition date that will provide a relatively secure revenue stream, subject only to potential customer cancellation. The backlog is expected to be fulfilled within one year.

Entrac customer relationships were valued based on the "with and without" method, which is an income approach. Customer relationships were valued by assessing the profitability improvement resulting from the acquisition of Entrac's customer relationships assuming that it would take us four years to develop these relationships on our own, assuming reasonable customer development costs. Revenue was also probability-weighted in each forecast year to reflect the uncertainty of maintaining these acquired relationships based on historical attrition rates.



Trade Names were valued using the relief from royalty method with royalty rates based on various factors including an analysis of market data, comparable trade name agreements, and consideration of historical advertising dollars spent supporting the trade names.

Existing Technology and IPR&D. With the exception of Entrac, existing technology and IPR&D were valued using the relief from royalty method based on royalty rates for similar technologies. Entrac existing technology and IPR&D were valued using the excess earnings method. The value of existing technology is derived from consistent and predictable revenue, including the opportunity to cross-sell products of the acquired businesses to existing customers, and the avoidance of the costs associated with developing the technology. Revenue related to existing technology was adjusted in each forecast year to reflect the evolution of the technology and the cost of sustaining research and development required to maintain the technology.

Using each of these methodologies, the value of IPR&D was determined by estimating the cost to develop purchased IPR&D into commercially viable products, estimating the net cash flows resulting from the sale of those products, and discounting the net cash flows back to their present value. Project schedules were based on management's estimate of tasks completed and tasks to be completed to achieve technical and commercial feasibility.

	Technique	Prism	Entrac	Streamline
Discount rate for IPR&D	17%	23%	22%	20%
IPR&D percent complete at acquisition date	73%	50%	48-79%	78-89%
IPR&D percent complete at December 31, 2012	73%	100%	100%	94-98%

IPR&D is subject to amortization after product launch over the product life or otherwise subject to impairment in accordance with acquisition accounting guidance.

The preliminary allocation of the purchase price to the assets acquired and liabilities assumed (in thousands) with respect to each of these acquisitions at their respective acquisition dates is summarized as follows:

	2012 Acquisitions				2011 Acquisitions				2010 Acquisition	
Operating Segment	**Industrial Inkjet**		**Productivity Software**		**Productivity Software**		**Fiery**		**Productivity Software**	
Acquired Business	**Cretaprint**		**Metrics, OPS, Technique**		**Streamline, Prism, Alphagraph**		**Entrac**		**Radius**	
	Weighted average useful life	**Purchase Price Allocation**	**Weighted average useful life**	**Purchase Price Allocation**	**Weighted average useful life**	**Purchase Price Allocation**	**Weighted average useful life**	**Purchase Price Allocation**	**Weighted average useful life**	**Purchase Price Allocation**
Customer relationships	5 years	$ 8,000	5 - 6 years	$14,880	5 - 6 years	$10,150	5 years	$2,340	5 years	3,101
Existing technology	3 years	7,070	3 - 4 years	4,580	3 - 4 years	3,060	2 - 5 years	1,290	5 years	2,850
Trade names	6 years	4,970	3 - 4 years	1,080	4 - 5 years	1,100	—	—	6 years	1,050
IPR&D	—	—	5 years	90	5 years	110	5 years	410	—	—
Backlog	1 year	1,290	—	—	—	—	—	—	—	—
Goodwill	—	22,794	—	31,100	—	20,020	—	4,611	—	13,774
		44,124		51,730		34,440		8,651		20,775
Net tangible assets (liabilities)		3,078		(4,942)		(1,295)		579		(4,075)
Total purchase price		$47,202		$46,788		$33,145		$9,230		$16,700

The initial preliminary allocation of the Metrics purchase price was adjusted during the fourth quarter of 2012 to reflect a $0.6 million decrease to goodwill, offset by a corresponding decrease in deferred tax liabilities, resulting from a decision to remain on the deemed profit method of reporting income tax liabilities in Brazil through 2013. This adjustment was recorded as an adjustment to the opening balance sheet as of the acquisition date.

The initial preliminary allocation of the Cretaprint purchase price was adjusted during the third quarter of 2012 to reflect a $0.2 million increase in goodwill, offset by a corresponding decrease in deferred tax assets, income taxes receivable, and other current assets. This adjustment was recorded as an adjustment to the opening balance sheet as of the acquisition date.

The initial preliminary allocation of the Prism purchase price was adjusted during the fourth quarter of 2011 to reflect a $0.3 million decrease to goodwill, offset by a corresponding decrease in deferred tax liabilities. This adjustment was recorded as an adjustment to the opening balance sheet.

In conjunction with the Metrics acquisition, we entered into five-year non-competition agreements with certain selling shareholders. The non-competition agreements were valued at $0.6 million based on the "with and without" method, which is an income approach, by adjusting revenue for the probability of the impact of this potential competition. In assessing the competitive impact without the non-competition agreements in place, it was assumed the selling shareholders could develop a competitive product in approximately three years. In assessing the competitive impact with the non-competition agreements in place, it was assumed that the selling shareholders would compete immediately following the end of the five-year non-compete period. The impact of this competition on our revenue for valuation purposes was assessed based on the cumulative probability of the selling shareholders' ability, feasibility, and desire to compete and a discount rate of 15%. The value of the non-competition agreements are being amortized over a five-year period as a component of operating expenses.

Pro forma results of operations for these acquisitions have not been presented because they are not material to our consolidated results of operations. Goodwill, which represents the excess of the purchase price over the net tangible and intangible assets acquired, is not deductible for tax purposes.

Cretaprint, Metrics, and Technique generate revenue and incur operating expenses in Euros, Brazilian reais, and British pounds sterling, respectively. Accordingly, we have adopted the Euro, Brazilian real, and British pound sterling as the functional currencies for Cretaprint, Metrics, and Technique, respectively. OPS generates revenue and incurs operating expenses in Australian and New Zealand in their Australian, New Zealand, respectively. Accordingly, we have adopted those currencies as the functional currencies for OPS in those locations. OPS operation in Ireland generates revenue primarily in U.S. dollars. Upon consideration of the salient economic indicators discussed in ASC 830-10-55-5, we consider the U.S. dollar to be the functional currency for OPS operations in Ireland.

Alphagraph and Prism generate revenue and incur operating expenses in Euros and British pounds sterling, respectively. Accordingly, we have adopted the Euro and British pound sterling as the functional currencies for Alphagraph and Prism, respectively.

The U.S. operations of Radius were integrated into our U.S. operations and its U.K. entities were integrated into our U.K. operations. Radius U.K. generates revenue and incurs operating expenses in British pounds sterling. This resulted in a change in the functional currency of our EFI U.K. entity to the British pound sterling.

Note 4: Balance Sheet Components

Selected balance sheet components are as follows (in thousands):

	December 31,	
	2012	2011
Inventories, net of allowances:		
Raw materials	$ 30,519	$ 19,703
Work in process	5,847	3,547
Finished goods	21,977	21,538
	$ 58,343	$ 44,788
Property and equipment, net:		
Land, buildings, and improvements	$ 72,671	$ 20,955
Equipment and purchased software	55,932	58,143
Furniture and leasehold improvements	18,387	19,216
	146,990	98,314
Less accumulated depreciation and amortization	(60,408)	(68,218)
	$ 86,582	$ 30,096


Form 10-K

Land, buildings, and improvements include $61.6 million of assets that have been sold to Gilead. Until we vacate the building, these assets will remain on our balance sheet as depreciable assets. See Note 13—Deferred Proceeds from Property Transaction.

	December 31,	
	2012	2011
Accrued and other liabilities:		
Accrued compensation and benefits	$23,387	$26,239
Warranty provision	10,158	8,877
Accrued royalty payments	4,318	5,028
Contingent liabilities—current	21,286	5,989
Other accrued liabilities	18,682	10,103
	$77,831	$56,236
Accumulated other comprehensive income		
Net unrealized investment gains	$ 184	$ 86
Currency translation gains	132	1,436
Other	(47)	(75)
	$ 269	$ 1,447

Note 5: Goodwill and Long-Lived Intangible Assets

Purchased Intangible Assets

Our purchased identified intangible assets resulting from acquisitions that closed during the years ended December 31, 2012 and 2011 are as follows (in thousands, except for weighted average useful life):

	December 31, 2012				December 31, 2011		
	Weighted average useful life	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	—	$218,269	$ —	$218,269	$164,323	$ —	$164,323
Customer relationships and other	5.8	$103,891	$ (69,800)	$ 34,091	$ 78,709	$ (61,809)	$ 16,900
Existing technology	4.4	129,320	(115,411)	13,909	117,317	(108,235)	9,082
Trademarks and trade names	13.3	59,235	(27,191)	32,044	52,638	(23,334)	29,304
IPR&D	—	200	—	200	706	—	706
Amortizable intangible assets	6.7	$292,646	$(212,402)	$ 80,244	$249,370	$(193,378)	$ 55,992

Acquired customer relationships and other; existing technology; trademarks and trade names; and IPR&D are amortized over their estimated useful lives of 2 to 18 years using the straight-line method, which approximates the pattern in which the economic benefits of the identified intangible assets are realized. Aggregate amortization expense was $18.6, $11.2, and $12.4 million for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012 future estimated amortization expense for each of the next five years and thereafter related to the amortization of identified intangible assets is as follows (in thousands):

For the years ended December 31,	Future amortization expense
2013	$17,955
2014	16,248
2015	14,642
2016	9,361
2017	7,564
Thereafter	14,474
	$80,244

Goodwill Rollforward

The goodwill rollforward for the years ended December 31, 2012 and 2011 as required by ASC 805 is as follows (in thousands):



	Industrial Inkjet	Productivity Software	Fiery	Total
Ending Balance, December 31, 2010	$ 36,508	$43,003	$60,006	$ 139,517
Additions	$ —	$20,874	$ 4,611	$ 25,485
Prism opening balance sheet adjustment	—	(254)	—	(254)
Foreign currency adjustments	—	(220)	(205)	(425)
Ending Balance, December 31, 2011	$ 36,508	$63,403	$64,412	$ 164,323
Additions	$ 22,794	$31,100	$ —	$ 53,894
Cretaprint opening balance sheet adjustment	215	—	—	215
Metrics opening balance sheet adjustment	—	(588)	—	(588)
Foreign currency adjustments	427	(116)	114	425
Ending Balance, December 31, 2012	$ 59,944	$93,799	$64,526	$ 218,269
Accumulated Impairment, December 31, 2012	$(103,991)	$ —	$ —	(103,991)

Goodwill additions in 2012 result from the Cretaprint, Metrics, OPS, and Technique acquisitions. Goodwill additions in 2011 result from the Streamline, Entrac, Prism, and Alphagraph acquisitions, as well as Pace contingent consideration. The Pace acquisition closed prior to the effective date of ASC 805. Consequently, Pace contingent consideration is accounted for as an adjustment to the purchase price in the period that it is earned.

The initial preliminary allocation of the Metrics purchase price was adjusted during the fourth quarter of 2012 to reflect a $0.6 million decrease to goodwill, offset by a corresponding decrease in deferred tax liabilities, resulting from a decision to remain on the deemed profit method of reporting income tax liabilities in Brazil through 2013. This adjustment was recorded as an adjustment to the opening balance sheet as of the acquisition date.

The initial preliminary allocation of the Cretaprint purchase price was adjusted during the third quarter of 2012 to reflect a $0.2 million increase in goodwill, offset by a corresponding decrease in deferred tax assets, income tax receivables, and other current assets. This adjustment was recorded as an adjustment to the opening balance sheet as of the acquisition date.

The initial preliminary allocation of the Prism purchase price was adjusted during the fourth quarter of 2011 to reflect a $0.3 million decrease to goodwill, offset by a corresponding increase in deferred tax liabilities, which was recorded as an adjustment to the opening balance sheet.

Based on the outcome of conditions existing during the fourth quarter of 2008, we determined that a triggering event requiring an interim impairment analysis had occurred relating to the Industrial Inkjet reporting unit. The resulting impairment analysis resulted in a non-cash goodwill impairment charge of $104 million. The goodwill valuation analysis was performed based on our respective reporting units—Industrial Inkjet, Productivity Software, and Fiery—which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements.

Goodwill Assessment

We perform our annual goodwill impairment analysis in the fourth quarter of each year. ASU 2011-08, Intangibles—Goodwill and Other (ASC 350): Testing Goodwill for Impairment, provides that a simplified analysis of goodwill impairment may be performed consisting of a qualitative assessment to determine whether further impairment testing is necessary. Due to the significant additions to goodwill resulting from the business combinations completed during 2012 and 2011, we determined that the quantitative analysis should be performed.

According to the provisions of ASC 350-20-35, a two-step impairment test of goodwill is required. In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded equal to the difference.

Our goodwill valuation analysis is based on our respective reporting units (Industrial Inkjet, Productivity Software, and Fiery), which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements. We determined the fair value of our reporting units as of December 31, 2012 by equally weighting the market and income approaches. Under the market approach, we estimated fair value based on market multiples of revenue or earnings of comparable companies. Under the income approach, we estimated fair value based on a projected cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Based on our valuation results, we have determined that the fair values of our reporting units exceed their carrying values. Industrial Inkjet, Productivity Software, and Fiery fair values are $318, $211, and $194 million, respectively, which exceed carrying value by 74%, 82%, and 106%, respectively.

To identify suitable comparable companies under the market approach, consideration was given to the financial condition and operating performance of the reporting unit being evaluated relative to companies operating in the same or similar businesses, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. Consideration was given to the investment characteristics of the subject company relative to those of similar publicly traded companies (i.e., guideline companies), which are actively traded. In applying the Public Company Market Multiple Method ("PCMMM"), valuation multiples were derived from historical and projected operating data of guideline companies and applied to the appropriate operating data of our reporting units to arrive at an indication of fair value. Four, six, and four suitable guideline companies were identified for the Industrial Inkjet, Productivity Software, and Fiery reporting units, respectively.

While the fair value of the Industrial Inkjet, Productivity Software, and Fiery reporting units exceeded their carrying value as of December 31, 2012 as indicated by the market-based valuation, management determined to further examine whether an impairment had occurred given the Industrial Inkjet impairment recognized in the fourth quarter of 2008, several business acquisitions in the Productivity Software operating segment in recent years resulting in significant goodwill additions, and the susceptibility of the Productivity Software reporting unit to fair value fluctuations. We reviewed the factors that could trigger an impairment charge and completed an income-based impairment analysis for all three reporting units. As part of this process, we engaged a third party valuation firm to assist management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party valuation firm, the impairment analysis and related valuations represent the conclusions of management and not the conclusions or statements of any third party.

Solely for purposes of establishing inputs for the income approach to assess the fair value of the Industrial Inkjet, Productivity Software, and Fiery reporting units, we made the following assumptions:

- Industrial Inkjet revenue growth of 33% exceeded historical normalized growth rates in 2012 due to the Cretaprint acquisition and new product launches of super-wide format printers. Cretaprint competes in the industrial inkjet ceramic tile decoration market, which is growing faster than the remainder of the industrial inkjet market. Productivity Software revenue growth of 27% exceeded historical normalized growth rates in 2012 due to several acquisitions completed during the years ended December 31, 2012, 2011, and 2010. Fiery revenue decreased by 15% during 2012 due to the delayed launch of products that utilize our Fiery controllers by the leading printer manufacturers.


Form 10-K

- Despite the ongoing economic uncertainty, our reporting units' revenue will grow at historical normalized rates between 2013 and 2017 for the following primary reasons:
  - Our Industrial Inkjet revenue is positioned to outpace the slow economy and achieve historical normalized growth rates due to the ongoing transition from solvent-based to UV curable-based printing and from UV curing to UV/LED curing. This transition is expected to continue through the forecast horizon.
  - Our Cretaprint industrial inkjet ceramic tile decoration business is in a sector of the market that is growing at a faster rate than the remainder of the industrial inkjet market.
  - Our acquisition strategy in the Productivity Software reporting unit will enable us to achieve historical normalized revenue growth rates through the forecast horizon. Our intention is to continue to explore additional acquisition opportunities in the Productivity Software operating segment to further consolidate the business process automation and cloud-based order entry and order management software industries in both the Americas and world-wide.
- Long-term industry growth after 2018.
- Gross profit percentages will approximate historical average levels in the Productivity Software and Fiery reporting units. Industrial Inkjet gross profit will remain at the 40 percent level, which is the approximate level achieved in 2012 as we have resolved significant warranty issues and exposures.

Our discounted cash flow projections are five-year financial forecasts, which were based on annual financial forecasts developed internally by management for use in managing our business and through discussions with the valuation firm engaged by us. The significant assumptions utilized in these five-year financial forecasts included consolidated annual revenue growth rates ranging from 5% to 10%, which equates to a consolidated compound annual growth rate of 10%. These are our historical normalized growth rates. Future cash flows were discounted to present value using a mid-year convention and a consolidated discount rate of 16%. Terminal values were calculated using the Gordon growth methodology with a consolidated long-term growth rate of 4.0%, except for Fiery at 2.5%. The sum of the fair values of the Industrial Inkjet, Productivity Software, and Fiery reporting units was reconciled to our current market capitalization (based on our stock price) plus an estimated control premium.

Significant assumptions used to determine the fair values of the reporting units under the market-based and income-based analyses include the determination of appropriate market comparables, estimated multiples of revenue and EBIT that a willing buyer is likely to pay, estimated control premium a willing buyer is likely to pay, gross profit, and operating expenses. Gross profit and operating expenses as a percentage of revenue over the five-year forecast horizon were compared to approximate percentages realized by the guideline companies. To assess the reasonableness of the estimated control premium of 12%, we examined the most similar transactions in relevant industries and determined the average premium indicated by the transactions deemed to be most similar to a hypothetical transaction involving our reporting units. We examined the weighted average and median control premiums offered in relevant industries, industry specific control premiums, and specific transaction control premiums to conclude that our estimated control premium is reasonable.

We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable or the life of the asset may need to be revised. Factors considered important that could trigger an impairment review include:

- significant negative industry or economic trends,
- significant decline in our stock price for a sustained period,
- our market capitalization relative to net book value,
- significant changes in the manner of our use of the acquired assets,
- significant changes in the strategy for our overall business, and
- our assessment of growth and profitability in each reporting unit over the coming years.

Given the uncertainty of the economic environment and the potential impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of our goodwill impairment testing at December 31, 2012 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or gross profit rates are not achieved, we may be required to record additional goodwill impairment charges in future periods relating to any of our reporting units, whether in connection with the next annual impairment testing in the fourth quarter of 2013 or prior to that, if any such change constitutes an interim triggering event. It is not possible to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Long-Lived Assets

We evaluate potential impairment with respect to long-lived assets whenever events or changes in circumstances indicate their carrying amount may not be recoverable. We recognized long-lived asset impairment charges of $0.7 million for the year ended December 31, 2010, consisting primarily of assets impaired related to an

Industrial Inkjet facility closure and the impairment of our remaining book value of our equity method investees. No asset impairment charges were recognized during the years ended December 31, 2012 and 2011.

Intangible assets are evaluated for impairment based on their estimated future undiscounted cash flows. Based on this analysis, no impairment of intangible assets, excluding goodwill, was recognized in 2012, 2011, or 2010.

Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services that are strategic to us. In-substance common stock investments in which we exercise significant influence over operating and financial policies, but do not have a majority voting interest, are accounted for using the equity method of accounting. Investments not meeting these requirements are accounted for using the cost method of accounting.

We previously assessed each investment's technology pipeline and market conditions in the industry and determined it is no longer probable that they will generate sufficient positive future cash flows to recover the full carrying amount of the investment. As such, we recognized an impairment charge of $6.1 million in 2008. During the second quarter of 2010, we further assessed each remaining investment's ability to sustain an earnings capacity that would justify the carrying amount of the investment in accordance with ASC 323-10-35-32. Based on this assessment, we impaired the remaining carrying value of these investments of $0.3 million. On September 1, 2011, we received the proceeds from the sale of one of these investments of $2.9 million.

Note 6: Investments and Fair Value Measurements


Form 10-K

We invest our excess cash on deposit with major banks in money market, U.S. Treasury and government-sponsored entity, foreign government, corporate debt, municipal, asset-backed, and mortgage-backed residential securities. By policy, we invest primarily in high-grade marketable securities. We are exposed to credit risk in the event of default by the financial institutions or issuers of these investments to the extent of amounts recorded in the Consolidated Balance Sheets.

We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Typically, the cost of these investments has approximated fair value. Marketable investments with a maturity greater than three months are classified as available-for-sale short-term investments. Available-for-sale securities are stated at fair market value with unrealized gains and losses reported as a separate component of OCI, adjusted for deferred income taxes. The credit portion of any other-than-temporary impairment is included in net income. Realized gains and losses on sales of financial instruments are recognized upon sale of the investments using the specific identification method.

Electronics For Imaging, Inc.
Notes to Consolidated Financial Statements—(Continued)

Our available-for-sale short-term investments as of December 31, 2012 and 2011 are as follows (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2012				
U.S. Government and sponsored entities	$17,371	$ 7	$ —	$17,378
Corporate and asset-backed debt securities	52,346	260	(19)	52,587
Municipal securities	1,710	3	—	1,713
Mortgage-backed securities—residential	9,237	63	(12)	9,288
Total short-term investments	$80,664	$333	$ (31)	$80,966
December 31, 2011				
U.S. Government and sponsored entities	$21,366	$ 85	$ (10)	$21,441
Foreign government securities	3,782	—	(4)	3,778
Corporate and asset-backed debt securities	62,218	182	(117)	62,283
Mortgage-backed securities—residential	11,592	48	(42)	11,598
Total short-term investments	$98,958	$315	$(173)	$99,100

The fair value and duration that investments, including cash equivalents, have been in a gross unrealized loss position as of December 31, 2012 and 2011 are as follows (in thousands):

	Less than 12 Months		More than 12 Months		TOTAL	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2012						
U.S. Government and sponsored entities	$15,791	$ (1)	$ —	$ —	$15,791	$ (1)
Corporate and asset-backed debt securities	13,247	(19)	—	—	13,247	(19)
Mortgage-backed securities—residential	1,263	(7)	(300)	(4)	963	(11)
Total	$30,301	$ (27)	$ (300)	$ (4)	$30,001	$ (31)
December 31, 2011						
U.S. Government and sponsored entities	$ 3,510	$ (10)	$ —	$ —	$ 3,510	$ (10)
Foreign government securities	3,778	(4)	—	—	3,778	(4)
Corporate and asset-backed debt securities	16,708	(108)	1,006	(9)	17,714	(117)
Mortgage-backed securities—residential	3,508	(42)	1	—	3,509	(42)
Total	$27,504	$(164)	$1,007	$ (9)	$28,511	$(173)

For fixed income securities that have unrealized losses as of December 31, 2012, we have determined that we do not have the intent to sell any of these investments and it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. We have evaluated these fixed income securities and determined that no credit losses exist. Accordingly, management has determined that the unrealized losses on our fixed income securities as of December 31, 2012 were temporary in nature.

Amortized cost and estimated fair value of investments at December 31, 2012 is summarized by maturity date as follows (in thousands):

	Amortized cost	Fair value
Mature in less than one year	$31,520	$31,577
Mature in one to three years	49,144	49,389
Total short-term investments	$80,664	$80,966

For the year ended December 31, 2012, $0.1 million was recognized in net realized losses, which was comprised of $0.2 million in realized gains from sale of investments, partially offset by $0.3 million in realized losses. For the year ended December 31, 2011, $0.2 million in realized gains from sale of investments were offset by $0.2 million in realized losses. For the year ended December 31, 2010, $0.4 million was recognized in net realized gains, which was comprised of $0.6 million in realized gains from sale of investments, partially offset by $0.2 million in realized losses. As of December 31, 2012 and 2011, net unrealized gains of $0.3 and $0.1 million, respectively, were included in OCI in the accompanying Consolidated Balance Sheets.

Fair Value Measurements

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy as follows:

Level 1: Inputs that are quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs that are other than quoted prices included within Level 1, that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date for the duration of the instrument's anticipated life or by comparison to similar instruments; and

Level 3: Inputs that are unobservable or that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. These include management's own judgments about market participant assumptions developed based on the best information available in the circumstances.

We utilize the market approach to measure the fair value of our fixed income securities. The market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The fair value of our fixed income securities is obtained using readily-available market prices from a variety of industry standard data providers, large financial institutions, and other third-party sources for the identical underlying securities. The fair value of our investments in certain money market funds is expected to maintain a Net Asset Value of $1 per share and, as such, is priced at the expected market price.

We obtain the fair value of our Level 2 financial instruments from several third party asset managers, custodian banks, and the accounting service providers. Independently, these service providers use professional pricing services to gather pricing data, which may include quoted market prices for identical or comparable instruments or inputs other than quoted prices that are observable either directly or indirectly. The service providers then analyze their gathered pricing inputs and apply proprietary valuation techniques, including consensus pricing, weighted average pricing, distribution-curve-based algorithms, or pricing models such as discounted cash flow techniques to provide a fair value for each security.

As part of this process, we engaged a pricing service to assist management in its pricing analysis and assessment of other-than-temporary impairment. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party pricing service, the impairment analysis and related valuations represent the conclusions of management and not the conclusions or statements of any third party.

Our investments and liabilities measured at fair value have been presented in accordance with the fair value hierarchy specified in ASC 820 as of December 31, 2012 and 2011 in order of liquidity as follows (in thousands):

		Fair Value Measurements at Reporting Date using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2012				
Assets:				
Money market funds	$112,714	$112,714	$ —	$ —
U.S. Government and sponsored entities	20,177	15,214	4,963	—
Corporate and asset-backed debt securities	54,261	—	54,208	53
Municipal securities	1,713	—	1,713	—
Mortgage-backed securities—residential	9,288	—	9,288	—
	$198,153	$127,928	$70,172	$ 53
Liabilities:				
Contingent consideration, current and noncurrent	$ 38,050	$ —	$ —	$38,050
Self-insurance	1,376	—	—	1,376
	$ 39,426	$ —	$ —	$39,426
December 31, 2011				
Assets:				
Money market funds	$ 50,532	$ 50,532	$ —	$ —
U.S. Government and sponsored entities	21,441	9,194	12,247	—
Foreign government securities	3,778	—	3,778	—
Corporate and asset-backed debt securities	62,283	—	62,239	44
Mortgage-backed securities—residential	11,598	—	11,598	—
	$149,632	$ 59,726	$89,862	$ 44
Liabilities:				
Contingent consideration, current and noncurrent	$ 8,704	$ —	$ —	$ 8,704
Self-insurance	1,640	—	—	1,640
	$ 10,344	$ —	$ —	$10,344

Money market funds consist of $112.7 and $50.5 million, which have been classified as cash equivalents as of December 31, 2012 and 2011, respectively. U.S. government and sponsored entities and corporate debt securities include $2.8 and $1.7 million, respectively, which have been classified as cash equivalents as of December 31, 2012. There were no U.S. government and sponsored entities or corporate debt securities classified as cash equivalents as of December 31, 2011.

Investments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Investments in U.S. Treasury obligations and overnight money market mutual funds have been classified as Level 1 because these securities are valued based on quoted prices in active markets or they are actively traded at $1.00 Net Asset Value. There have been no transfers between Level 1 and 2 during the years ended December 31, 2012 and 2011.

Government agency investments and corporate debt instruments, including investments in asset-backed and mortgage-backed securities, have generally been classified as Level 2 because markets for these securities are less active or valuations for such securities utilize significant inputs, which are directly or indirectly observable.

At December 31, 2012 and 2011, one corporate debt instrument has been classified as Level 3 due to its significantly low level of trading activity. The rollforward of Level 3 investments is not provided due to immateriality. Changes in unobservable inputs to the fair value measurement of Level 3 investments on a recurring basis will not result in a significantly higher or lower fair value measurement.

We review investments in debt securities for other-than-temporary impairment whenever the fair value is less than the amortized cost and evidence indicates the investment's carrying amount is not recoverable within a reasonable period of time. We assess the fair value of individual securities as part of our ongoing portfolio management. Our other-than-temporary assessment includes reviewing the length of time and extent to which fair value has been less than amortized cost, the seniority and durations of the securities, adverse conditions related to a security, industry, or sector, historical and projected issuer financial performance, credit ratings, issuer specific news, and other available relevant information. To determine whether an impairment is other-than-temporary, we consider whether we have the intent to sell the impaired security or if it will be more likely than not that we will be required to sell the impaired security before a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

In determining whether a credit loss existed, we used our best estimate of the present value of cash flows expected to be collected from each debt security. For asset-backed and mortgage-backed securities, cash flow estimates, including prepayment assumptions, we rely on data from widely accepted third party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral including default rates, recoveries, and changes in value. Expected cash flows were discounted using the effective interest rate implicit in the securities.


Form 10-K

Based on this analysis, there were no other-than-temporary impairments, including credit-related impairments, during the years ended December 31, 2012, 2011, and 2010. Accumulated other-than-temporary credit-related impairments charged to retained earnings and interest and other income (expense), net, consists of the following (in thousands):

	Impairments Charged to Retained Earnings	Impairments Recognized in Other Income (Expense), Net	TOTAL
Accumulated impairments, net, attributable to assets still held at December 31, 2012	$ 58	$824	$882

Minority Investment in Privately-Held Company

Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services that are considered to be strategic to us. Each of these investments had been fully impaired in prior years. On September 1, 2011, we received the proceeds from the sale of one of these investments of $2.9 million.

Liabilities for Contingent Consideration

Acquisition-related current and noncurrent liabilities for contingent consideration (i.e., earnouts) are related to the acquisitions of Technique, OPS, Metrics, FX Colors, and Cretaprint in 2012; Alphagraph, Entrac, and

Streamline in 2011; and Radius Solutions Incorporated ("Radius") in 2010. The fair value of these earnouts is estimated to be $38.1 and $8.7 million as of December 31, 2012 and 2011, respectively, by applying the income approach in accordance with ASC 805-30-25-5. Key assumptions include discount rates between 4.2% and 6.4%, achievement of acquisition-related executive deferred compensation cost, and probability-adjusted revenue and gross profit levels. Probability-adjusted revenue and gross profit are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs. Acquisition-related executive deferred compensation cost of $0.9 million, which is dependent on the continuing employment of a former shareholder of an acquired company, has been applied against the earnout as of December 31, 2012. These contingent liabilities have been reflected in the Consolidated Balance Sheet as of December 31, 2012, as a current and noncurrent liability of $21.3 and $16.8 million, respectively.

The 2012 Entrac earnout performance target was not achieved due to the delayed launch of the M500 application, which is Entrac's next generation product. The Alphagraph earnout performance target was partially achieved. Consequently, the fair value of the Entrac and Alphagraph earnouts decreased by $1.4 and $0.7 million, respectively, as of December 31, 2012, partially offset by $1.7 million of earnout interest accretion. The 2011 Radius earnout performance target was achieved. Consequently, the fair value of the Radius earnout increased by $1.5 million as of December 31, 2011. In accordance with ASC 805-30-35-1, changes in the fair value of contingent consideration subsequent to the acquisition date have been recognized in general and administrative expense.

Earnout payments made during the year ended December 31, 2012 related to previously accrued FX Colors, Streamline, and Radius contingent consideration liabilities of $0.1, $0.6, and $0.3 million, respectively. The difference between the $2.1 million Radius earnout liability and the amount paid represents a disputed escrow retention. Earnout payments made during the year ended December 31, 2011 related to previously accrued Radius contingent consideration liabilities of $2.1 million.

Liability for Contingent Consideration	
Fair value of contingent consideration at January 1, 2011	$ 2,744
Fair value of Streamline contingent consideration at February 16, 2011	1,320
Fair value of Entrac contingent consideration at July 25, 2011	2,730
Fair value of Alphagraph contingent consideration at December 6, 2011	2,588
Changes in valuation	1,538
Payment	(2,125)
Foreign currency adjustment	(91)
Fair value of contingent consideration at December 31, 2011	$ 8,704
Fair value of Cretaprint contingent consideration at January 10, 2012	$16,445
Fair value of FX Colors contingent consideration at April 5, 2012	190
Fair value of Metrics contingent consideration at April 10, 2012	5,582
Fair value of OPS contingent consideration at October 1, 2012	2,600
Fair value of Technique contingent consideration at November 16, 2012	4,410
Deferred compensation cost dependent on future employment	907
Changes in valuation	(432)
Payments	(968)
Foreign currency adjustment	612
Fair value of contingent consideration at December 31, 2012	$38,050

ASU 2011-04 requires a narrative description of the sensitivity of recurring fair value measurements to changes in unobservable inputs if a change in those inputs might result in a significantly higher or lower fair value measurement. Since the primary inputs to the fair value measurement of the contingent consideration liability are the discount rate and probability-adjusted revenue, we reviewed the sensitivity of the fair value measurement to changes in these inputs. Probability-adjusted gross profit was not considered in the sensitivity analysis as its impact on the fair value measurement is conditional on achievement of the revenue performance targets and has significantly less impact on the overall potential earnout payment.

We assessed the probability of achieving the revenue performance targets for the contingent consideration associated with each acquisition at percentage levels between 70% and 100% as of each respective acquisition date based on an assessment of the historical performance of each acquired entity, our current expectations of future performance, and other relevant factors. Achievement of probability-adjusted revenue of 5% less than the level assumed in the respective valuations would result in a decrease in the earnout liability of approximately $1.5 million resulting in a corresponding decrease in general and administrative expense. Likewise, a change in the discount rate of one percentage point results in either an increase of $0.4 million or a decrease of $0.2 million in the fair value of contingent consideration.

Liability for Self-Insurance

We are partially self-insured for certain losses related to employee medical and dental coverage, excluding employees covered by health maintenance organizations. We generally have an individual stop loss deductible of $125 thousand per enrollee unless specific exposures are separately insured. We have accrued a contingent liability of $1.4 and $1.6 million as of December 31, 2012 and 2011, respectively, which are not discounted, based upon an examination of historical trends, our claims experience, industry claims experience, actuarial analysis, and estimates. The primary estimates used in the development of our accrual as of December 31, 2012 and 2011, include total enrollment (including employee contributions), population demographics, and historical claims costs incurred, which are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs.


Form 10-K

Liability for Self-Insurance	
Fair value of self-insurance liability at January 1, 2011	$ —
Additions to reserve	11,840
Employee contributions	2,710
Less: insurance claims and administrative fees paid	(12,910)
Fair value of self-insurance liability at December 31, 2011	$ 1,640
Additions to reserve	12,440
Employee contributions	2,340
Less: insurance claims and administrative fees paid	(15,045)
Fair value of self-insurance liability at December 31, 2012	$ 1,375

While we believe these estimates are reasonable based on the information currently available if actual trends, including the severity of claims and medical cost inflation, differ from our estimates, our consolidated financial position, results of operations, or cash flows could be impacted. ASU 2011-04 requires a narrative description of the sensitivity of recurring fair value measurements to changes in unobservable inputs if a change in those inputs might result in a significantly higher or lower fair value measurement. Since the primary inputs to the fair value measurement of the self-insurance liability are the historical claims costs incurred, we reviewed the sensitivity of the fair value measurement to changes in medical cost assumptions and the severity of claims experienced by employees. A change in the severity of claims experienced or medical cost inflation of 10% results in either an increase or decrease in the fair value of the self-insurance liability and self-insurance charges of approximately $0.1 and $1.5 million, respectively.

Fair Value of Derivative Instruments

We utilize the income approach to measure the fair value of our derivative assets and liabilities under ASC 820. The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates, and forward prices, and are therefore classified as Level 2 measurements. The fair value of our derivative assets and liabilities having notional amounts of $3.2 and $3.5 million as of December 31, 2012 and 2011, respectively, was not material.

Note 7: Indebtedness

Short-term borrowings of $6.9 million were assumed in the acquisition of Cretaprint on January 10, 2012. We repaid $6.7 million of these borrowings during the year ended December 31, 2012 resulting in the following short-term borrowings remaining outstanding at December 31, 2012, net of foreign currency translation adjustments (in thousands, except for weighted average interest rates):

	December 31, 2012		January 10, 2012
	Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding
Notes payable to banks	$160	5.0%	$2,085
Lines of credit	—	4.5%	4,790
	$160		$6,875

Long-term indebtedness, excluding the noncurrent portion of contingent consideration, consisted of the remaining balance of $0.3 million, net of current portion, on a 6.75% building loan assumed upon the acquisition of Technique and $0.1 million of Alphagraph and Cretaprint capital lease liabilities. The Technique building mortgage is a ten-year loan, which will be fully paid in September 2016.

Note 8: Commitments and Contingencies

Contingent Consideration

We are required to make payments to acquired company stockholders based on the achievement of specified performance targets. The fair value of these earnouts is estimated to be $38.1 and $8.7 million as of December 31, 2012 and 2011, respectively, by applying the income approach in accordance with ASC 805-30-25-5. These contingent liabilities have been reflected in the Consolidated Balance Sheet as of December 31, 2012, as a current and noncurrent liability of $21.3 and $16.8 million, respectively. The potential undiscounted amount of all future contingent consideration cash payments that we could be required to make, beyond amounts currently accrued, is $5.3 million as of December 31, 2012.

The 2012 Entrac and Alphagraph earnout performance targets were not achieved and partially achieved, respectively. Consequently, the fair value of the Entrac and Alphagraph earnouts decreased by $1.4 and $0.7 million, respectively, as of December 31, 2012. The 2011 Radius earnout performance target was achieved. Consequently, the fair value of the Radius earnout increased by $1.5 million as of December 31, 2011. In accordance with ASC 805-30-35-1, changes in the fair value of contingent consideration subsequent to the acquisition date have been recognized in general and administrative expense.

Liability for Self-Insurance

We are partially self-insured for certain losses related to employee medical and dental coverage, excluding employees covered by health maintenance organizations. We generally have an individual stop loss deductible of

$125 thousand per enrollee unless specific exposures are separately insured. We have accrued a contingent liability of $1.4 and $1.6 million as of December 31, 2012 and 2011, respectively, which are not discounted, based upon an examination of historical trends, our claims experience, industry claims experience, actuarial analysis, and estimates. The primary estimates used in the development of our accrual as of December 31, 2012 and 2011, include total enrollment (including employee contributions), population demographics, and historical claims costs incurred.

As part of this process, we engaged a third party actuarial firm to assist management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party actuary, the related valuation of our self-insurance liability represents the conclusions of management and not the conclusions or statements of any third party. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity of claims and medical cost inflation, differ from our estimates, our consolidated financial position, results of operations, or cash flows could be impacted.

Off-Balance Sheet Financing—Synthetic Lease Arrangement

As of December 31, 2011, we were a party to a Lease covering our Foster City facility located at 303 Velocity Way, Foster City, California. The Lease provided a cost effective means of providing adequate office space for our corporate offices and was scheduled to expire by its terms in July 2014. The Lease included an option allowing us to purchase the facility for the amount paid by the lessor for the facility. The $56.9 million pledged under the Lease was in LIBOR-based interest bearing accounts as of December 31, 2011 and was restricted from withdrawal at all times.


Form 10-K

On November 1, 2012, we sold the 294,000 square foot 303 Velocity Way building, along with approximately four acres of land and certain other assets related to the property, for $179.6 million. We exercised our purchase option with respect to the Lease in connection with the sale of the building and land and terminated the corresponding Lease. We will continue to use the facility for up to one year for which rent is not required to be paid. This constitutes a form of continuing involvement that prevents gain recognition. Until we vacate the building, the proceeds from the sale will be accounted for as deferred proceeds from property transaction on our Consolidated Balance Sheet, which is currently $180.2 million, including imputed interest costs. The $56.9 million of previously pledged funds are classified as land, buildings, and improvements within property and equipment, net, in the Consolidated Balance Sheet as of December 31, 2012.

We were in compliance with all financial and merger-related lease covenants prior to the termination of the Lease. We had guaranteed to the lessor a residual value associated with the building equal to 82% of their funding of the Lease. We were required to maintain a minimum net worth and tangible net worth as of the end of each quarter as well as certain additional covenants regarding mergers. We were liable to the lessor for the financed amount of the buildings if we defaulted on our covenants. We assessed our exposure relating to the first loss guarantee under the Lease and determined there was no deficiency to the guaranteed value. Prior to the termination of the Lease, we were treated as the owner of the building for federal income tax purposes. In conjunction with the Lease, we had been leasing the land on which the building is located to the lessor of the building. This separate ground lease was for approximately 30 years, but was terminated in conjunction with the completion of the sale of the building and land to Gilead.

Lease Commitments

As of December 31, 2012, we have leased certain of our current facilities under noncancellable operating lease agreements in the U.S. and internationally. We are required to pay property taxes, insurance, and nominal maintenance costs for certain of these facilities and any increase in these expenses over the base year of these expenses on the remainder of our facilities.

Future minimum lease payments under non-cancellable operating leases and future minimum sublease receipts, for each of the next five years and thereafter as of December 31, 2012 are as follows (in thousands):

Fiscal Year	Future Minimum Lease Payments	Future Minimum Sublease Income
2013	$ 5,206	$3,091
2014	3,644	80
2015	1,958	80
2016	948	80
2017	818	20
Thereafter	1,487	—
Total	$14,061	$3,351

Future minimum sublease income results primarily from the imputed sublease of the portion of the building sold to Gilead that they occupy before we vacate the building and the sublease of our facility in the U.K.

Rent expense was approximately $7.1, $6.6, and $6.9 million for the years ended December 31, 2012, 2011, and 2010, respectively. Sublease rental income was approximately $1.7, $0.8, and $0.1 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Purchase Commitments

We subcontract with other companies to manufacture our products. During the normal course of business, our subcontractors procure components based on orders placed by us. If we cancel all or part of our orders, we may still be liable to the subcontractors for the cost of the components they purchased to manufacture our products. We periodically review the potential liability compared to the adequacy of the related allowance. Our consolidated financial position and results of operations could be negatively impacted if we were required to compensate the subcontract manufacturers for amounts in excess of the related reserve.

Guarantees and Product Warranties

Under ASC 460, Guarantees, we are required to disclose guarantees upon issuance and recognize a liability for the fair value of obligations we assume under such guarantees. ASC 460 applies to both general guarantees and product warranties.

Our Industrial Inkjet printer and Fiery controller products are generally accompanied by a 12-month limited warranty from date of shipment, which covers both parts and labor. In accordance with ASC 450-30, an accrual is established when the warranty liability is estimable and probable based on historical experience. A provision for the estimated warranty costs relating to products that have been sold is recorded in cost of revenue upon recognition of revenue and the resulting accrual is reviewed regularly and periodically adjusted to reflect changes in warranty estimates.

The changes in product warranty reserve for the years ended December 31, 2012 and 2011 were as follows (in thousands):

	For the years ended December 31,	
	2012	2011
Balance at January 1,	$ 8,877	$ 9,232
Accrued warranty assumed upon acquisition of Cretaprint	1,386	—
Provisions, net of releases	10,122	10,307
Settlements	(10,227)	(10,662)
Balance at December 31	$ 10,158	$ 8,877

In the normal course of business and in an effort to facilitate the sales of our products, we sometimes indemnify other parties, including customers, lessors, and parties to other transactions with us. When we indemnify these parties, typically those provisions protect other parties against losses arising from our infringement of third party intellectual property rights. Those provisions also often contain various limitations including limits on the amount of protection provided. In addition, we have entered into indemnification agreements with our current and former officers and directors. Our amended and restated bylaws also contain similar indemnification obligations for our agents.

Legal Proceedings


Form 10-K

We may be involved, from time to time, in a variety of claims, lawsuits, investigations, or proceedings relating to contractual disputes, securities laws, intellectual property rights, employment, or other matters that may arise in the normal course of business. We assess our potential liability in each of these matters by using the information available to us. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and various combinations of appropriate litigation and settlement strategies. We accrue estimated losses from contingencies if a loss is deemed probable and can be reasonably estimated.

As of December 31, 2012, we are subject to the various claims, lawsuits, investigations, or proceedings discussed below.

Digitech Patent Litigation

On August 16, 2012, Digitech initiated litigation against EFI, Konica Minolta, and Xerox for infringement of a patent related to the creation of device profiles in digital image reproduction systems in the United States District Court for the Central District of California.

In addition to its own defenses, EFI has contractual obligations to indemnify certain of its customers to varying degrees subject to various circumstances, including Konica Minolta and Xerox. We do not believe that our products infringe any valid claim of Digitech's patent and have filed our response to the action, denying infringement and arguing that the patent at issue is not valid. Nevertheless, because this proceeding is in the preliminary discovery stage and litigation is inherently uncertain, we are not in a position to determine whether the loss is probable or reasonably possible, and if it is probable or reasonably possible, the estimate of the amount or range of loss that may be incurred.

Durst v. EFI GmbH and EFI, et al. – Mannheim Litigation

On February 23, 2007, Durst brought an action to enforce a utility model patent right against EFI GmbH in the Mannheim District Court in Germany. On May 10, 2007, EFI GmbH filed its Statement of Defenses. These defenses include lack of jurisdiction, non-infringement, invalidity, and unenforceability based on Durst's improper actions before the German patent office. EFI filed its Statement of Defense on August 29, 2007. EFI's defenses include those for EFI GmbH, as well as an additional defense for prior use based on EFI's own European patent rights. The Mannheim court conducted a trial on November 30, 2008 and, following a recess to receive additional expert testimony, finished the trial on August 28, 2009.

In a subsequent decision, the Mannheim court invalidated Durst's utility model registration patent and dismissed Durst's actions against EFI on February 26, 2010. Durst appealed the Mannheim Court's decision to the Higher Regional Court of Karlsruhe which, on December 21, 2011, upheld the lower court's decision invalidating Durst's utility model right. Durst filed a request for further appeal in the German Federal Supreme Court, but withdrew that request in April 2012. The lower court's decision invalidating the utility model right is now final. As such, it is no longer possible for EFI to incur a loss in this matter. The Mannheim court has awarded EFI restitution of costs of approximately $0.1 million, which was paid to us by Durst.

Durst v. EFI GmbH and EFI, et al. – Dusseldorf Litigation

On or about June 14, 2011, Durst filed an action against EFI GmbH and EFI in the Regional Court of Dusseldorf, Germany, alleging infringement of a German patent. We have filed our response to the action, denying infringement and arguing that the patent is not valid. A hearing on the matter was held on February 14, 2013, and a decision is expected within a few months thereafter. Although we do not believe that we infringe any valid claim of the patent at issue, because of the inherent uncertainties of litigation, we are not in a position to determine whether the loss is probable or reasonably possible, and if it is probable or reasonably possible, the estimate of the amount or range of loss that may be incurred.

Perfectproof v. BEST GmbH

On December 31, 2001, Perfectproof filed a complaint against BEST in the *Tribunal de Commerce* of Brussels, in Belgium (the "Commercial Court"), alleging unlawful unilateral termination of an alleged "exclusive" distribution agreement and claiming damages of approximately EUR 0.6 million for such termination and additional damages of EUR 0.3 million, or a total of approximately $1.1 million. In a judgment issued by the Commercial Court on June 24, 2002, the court declared that the distribution agreement was not "exclusive" and questioned its jurisdiction over the claim. Perfectproof appealed, and by decision dated November 30, 2004, the *Court d'Appel* of Brussels (the "Court of Appeal") rejected the appeal and remanded the case to the Commercial Court. Subsequently, by judgment dated November 17, 2009, the Commercial Court dismissed the action for lack of jurisdiction of Belgian courts over the claim. On March 25, 2009, Perfectproof again appealed to the Court of Appeal. On November 16, 2010, the Court of Appeal declared, among other things, that the Commercial Court was competent to hear the case; that the agreement between BEST and Perfectproof should be analyzed as an "exclusive" distribution agreement and that, as such, the agreement required reasonable notice prior to termination. The court further determined that Perfectproof is entitled to damages, for lack of receiving such notice, and appointed an expert to review the parties' records and address certain questions relevant in assessing Perfectproof's damages claim. On October 19, 2011, the expert issued its final report itemizing damages that are, in the aggregate, significantly less than the amount claimed by Perfectproof. The final determination of damages will not be binding until it is approved or adopted by the court. The Court of Appeal has not determined the date of the hearing, but we expect the hearing to take place during the first half of 2013.

Although we do not believe that Perfectproof's claims are founded and we do not believe it is probable that we will incur a material loss in this matter, it is reasonably possible that our financial statements could be materially affected by the court's decision regarding the assessment of damages. The court may approve the expert's final report and pronounce the final amount of damages to be paid by us, or require additional analysis, or consider further challenges to the final determination of damages. Accordingly, it is reasonably possible that we could incur a material loss in this matter. We estimate the range of loss to be between one dollar and $1.1 million.

Kerajet vs. Cretaprint

In conjunction with our acquisition of Cretaprint, which closed on January 10, 2012, we assumed potential liability in a lawsuit related to a patent infringement action brought against Cretaprint by Jose Vicente Tomas Claramonte, the President of Kerajet.

In May 2011, Mr. Claramonte filed an action against Cretaprint in the Commercial Court in Valencia, Spain, alleging, among other things, that certain Cretaprint products infringe a patent held by Mr. Claramonte. The trial was held on October 4, 2012. On January 2, 2013, the Spanish court ruled in favor of Cretaprint, agreeing that Cretaprint products do not infringe the Claramonte patents. On January 30, 2013, Mr. Claramonte appealed.

As part of EFI's acquisition of Cretaprint, the former owners of Cretaprint agreed to indemnify EFI against this potential liability in the event that Claramonte prevails in any claim, demand, or action against Cretaprint. We accrued the contingent liability based on a reasonable estimate of the legal obligation that was probable as of the acquisition date. In addition, we accrued a contingent asset reflecting an indemnification arrangement to recover a portion of the expense from the former shareholders. The net obligation accrued in the opening balance sheet on the acquisition date is EUR 2.5 million (or approximately $3.3 million).

EFI has also filed actions against Mr. Claramonte in the U.K., Italy, and Germany alleging, among other things, that the Claramonte patent is not valid and/or that Cretaprint products do not infringe the patent. The Court in the U.K. issued a default judgment of non-infringement by Cretaprint. The actions in Italy and Germany remain pending.


Form 10-K

Insurance Litigation Settlement

From 2007 to 2008, EFI was a nominal defendant in derivative litigation brought by certain shareholders against EFI and members of its board of directors concerning our historical stock option granting practices. The litigation was settled in September 2008. Pursuant to the settlement, we received $5.0 million in insurance proceeds and paid approximately $3.1 million in plaintiffs' legal fees and costs. The settlement also provided for certain remedial measures, including the cancellation and repricing of certain stock options, certain payments to be made to the Company, and a number of changes to our corporate governance and procedures.

After the settlement, EFI had discussions with its excess D&O insurers about whether those insurers had liability related to the derivative litigation under EFI's D&O insurance policies entered into with its insurers. EFI, on the one hand, and its D&O insurers, on the other hand, each subsequently initiated litigation against each other over the proper interpretation of the D&O insurance policies. EFI sought damages against the excess insurers, alleging that the insurers acted in bad faith and breached the insurance agreements by refusing to contribute financially to the settlement of the derivative action. Pursuant to a settlement executed in April 2012, EFI received an additional $0.3 million in insurance proceeds, net of legal fees and costs.

Other Matters

As of December 31, 2012, we were also subject to various other claims, lawsuits, investigations, and proceedings in addition to those discussed above. There is at least a reasonable possibility that additional losses may be incurred in excess of the amounts that we have accrued. However, we believe that certain of these claims are not material to our financial statements or the range of reasonably possible losses is not reasonably estimable. Litigation is inherently unpredictable, and while we believe that we have valid defenses with respect to legal matters pending against us, our financial statements could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies or because of the diversion of management's attention and the incurrence of significant expenses.

Note 9: Common Stock Repurchase Programs

In February and August 2011, our board of directors authorized a total of $60 million for the repurchase of our outstanding common stock. Under these publicly announced plans, we have made no repurchases during the year ended December 31, 2012. We repurchased 2.5 million shares for an aggregate purchase price of $40 million during the year ended December 31, 2011.

On August 31, 2012, the board of directors cancelled $20 million remaining for repurchase under the 2011 authorizations and approved a new authorization to repurchase $100 million of outstanding common stock. This authorization expires in February 2014. Under this publicly announced plan, we repurchased a total of 1.3 million shares for an aggregate purchase price of $22.9 million during the year ended December 31, 2012.

Our employees have the option to surrender shares of common stock to satisfy the exercise price of certain stock options and any tax withholding obligations incurred in connection with such exercises and their tax withholding obligations that arise on the vesting of RSUs and RSAs. Employees surrendered 0.7 and 0.4 million shares for an aggregate purchase price of $12.3 and $5.8 million for the years ended December 31, 2012 and 2011, respectively.

These repurchased shares are recorded as treasury stock and are accounted for under the cost method thereby reducing shares outstanding. None of these repurchased shares of common stock have been cancelled. Our buyback program is limited by SEC regulations and is subject to compliance with our insider trading policy.

Note 10: Derivatives and Hedging

We are exposed to market risk and foreign currency exchange risk from changes in foreign currency exchange rates, which could affect operating results, financial position, and cash flows. We manage our exposure to these risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are used to hedge economic exposures as well as reduce earnings and cash flow volatility resulting from shifts in market rates. Our objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings or protecting fair values of assets and liabilities. We do not have any leveraged derivatives, nor do we use derivative contracts for speculative purposes. ASC 815, requires the fair value of all derivative instruments, including those embedded in other contracts, be recorded as assets or liabilities in our Consolidated Balance Sheet. As permitted, foreign exchange contracts with notional amounts of $2.7 and $3.5 million and net asset/liability fair values that are immaterial have been designated for hedge accounting treatment at December 31, 2012 and 2011, respectively. The related cash flow impacts of our derivative contracts are reflected as cash flows from operating activities.

Our exposures are related to non-U.S. dollar-denominated sales in Europe, Japan, the U.K., Brazil, Australia, and New Zealand and are primarily related to operating expenses in Europe, India, Japan, the U.K., Brazil, and Australia. We hedge our operating expense exposure in Indian rupees. As of December 31, 2012, we had not entered into hedges against any other currency exposures, but we may consider hedging against movements in other currencies as well as adjusting the hedged portion of our Indian rupee exposure in the future.

By their nature, derivative instruments involve, to varying degrees, elements of market and credit risk. The market risk associated with these instruments resulting from currency exchange movement is expected to offset the market risk of the underlying transactions, assets, and liabilities being hedged (e.g., operating expense exposure in Indian rupees). We do not believe there is a significant risk of loss from non-performance by the counterparties associated with these instruments because these transactions are executed with a diversified group of major financial institutions. Further, by policy we deal with counterparties having a minimum investment grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Foreign currency derivative contracts with notional amounts of $2.7 and $3.5 million and net asset/liability amounts that are immaterial have been designated as cash flow hedges of our Indian rupee operating expense exposure at December 31, 2012 and 2011, respectively. The changes in fair value of these contracts are reported as a component of OCI and reclassified to operating expense in the periods of payment of the hedged operating expenses. The amount of ineffectiveness that was recorded in the Consolidated Statement of Operations for these designated cash flow hedges was immaterial. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Forward contracts not designated as hedging instruments of $0.5 million are used to hedge foreign currency balance sheet exposures at December 31, 2012. They are not designated as hedges since there is a natural offset for the remeasurement of the underlying foreign currency denominated asset or liability. We recognize changes in the fair value of non-designated derivative instruments in earnings in the period of change. Gains (losses) on foreign currency forward contracts used to hedge balance sheet exposures are recognized in interest and other income (expense), net, in the same period as the remeasurement gain (loss) of the related foreign currency denominated assets and liabilities.

Note 11: Income Taxes

The components of income (loss) before income taxes are as follows (in thousands):

	For the years ended December 31,		
	2012	2011	2010
U.S.	$ 5,615	$ 3,143	$(18,818)
Foreign	29,408	27,277	17,188
Total	$35,023	$30,420	$ (1,630)


Form 10-K

The provision (benefit) for income taxes is summarized as follows (in thousands):

	For the years ended December 31,		
	2012	2011	2010
Current:			
U.S. Federal	$ (4,788)	$ 1,685	$(6,819)
State	1,841	1,202	136
Foreign	7,522	2,759	1,756
Total current	4,575	5,646	(4,927)
Deferred:			
U.S. Federal	(35,487)	(688)	(2,384)
State	(9,648)	(1,114)	(1,407)
Foreign	(7,686)	(889)	(399)
Total deferred	(52,821)	(2,691)	(4,190)
Provision for (benefit from) income taxes	$(48,246)	$ 2,955	$(9,117)

Reconciliation of the income tax provision (benefit) computed at the federal statutory rate to the actual tax provision (benefit) is as follows (in thousands):

	For the years ended December 31,					
	2012		2011		2010	
Tax expense (benefit) at federal statutory rate	$ 12,257	35.0%	$10,647	35.0%	$ (571)	35.0%
State income taxes, net of federal benefit	(5,074)	(14.5)	57	0.2	(826)	50.6
Research and development credits	(629)	(1.8)	(2,274)	(7.5)	(2,572)	157.7
Foreign tax rate differential	(300)	(0.9)	(4,626)	(15.2)	(894)	54.8
Increase in value of intangible assets	(6,494)	(18.5)	—	—	—	—
Reduction in accrual for estimated potential tax assessments	(11,431)	(32.6)	(2,295)	(7.6)	(8,163)	500.5
Capital loss due to liquidation of subsidiary	(38,859)	(111.1)	—	—	—	—
Non-deductible acquisition & integration costs	720	2.0	—	—	—	—
Non-deductible travel & entertainment	372	1.1	368	1.2	332	(20.4)
Non-deductible stock-based compensation	1,528	4.4	2,179	7.2	4,002	(245.4)
Valuation allowance changes affecting provision for income taxes	274	0.8	(706)	(2.3)	123	(7.5)
Other	(610)	(1.7)	(395)	(1.3)	(548)	33.7
	$(48,246)	(137.8)%	$ 2,955	9.7%	$(9,117)	559.0%

The tax effects of temporary differences that give rise to deferred tax assets (liabilities) are as follows (in thousands):

	December 31,	
	2012	2011
Reserves and accruals not currently deductible for tax purposes	$ 8,021	$ 8,986
Net operating loss carryforwards	11,690	14,172
Tax credit carryforwards	47,347	46,707
Stock-based compensation	7,066	8,884
Deferred gain on sale of building and land	47,866	—
Other	2,031	5,586
Gross deferred tax assets	124,021	84,335
Depreciation	(2,554)	(9,508)
Amortization of identified intangibles	(13,788)	(9,835)
State taxes	(4,873)	(4,858)
Gross deferred tax liabilities	(21,215)	(24,201)
Deferred tax valuation allowance	(2,624)	(2,566)
Net deferred tax assets	$100,182	$ 57,568

We have $26.5 million ($41.7 million for state tax purposes) and $21.8 million ($25.6 million for state tax purposes) of loss and credit carryforwards at December 31, 2012 for U.S. federal and state tax purposes. These losses and credits will expire between 2020 and 2031. A significant portion of these net operating loss and credit carryforwards relate to recent acquisitions. Utilization of these loss and credit carryforwards will be subject to an annual limitation under the IRC. We also have a valuation allowance related to foreign tax credits resulting from the 2003 acquisition of Best GmbH and compensation limitations potentially limited by IRC 162(m). If these foreign tax credits and compensation deductions are ultimately utilized, then the resulting benefit would reduce income tax expense.

As of December 31, 2012, 2011, and 2010, the total amount of gross unrecognized benefits that would affect the effective tax rate if recognized was $29.8, $35.6, and $32.5 million, respectively, offset by deferred tax benefits of $2.4, $2.5, and $2.9 million related to the federal tax effect of state taxes for the same periods. Over the next twelve months, our existing tax positions will continue to generate an increase in liabilities for unrecognized tax benefits.

A reconciliation of the change in the gross unrecognized tax benefits from January 1, 2010 to December 31, 2012 is as follows (in millions):

	Federal, State, and Foreign Tax	Accrued Interest and Penalties	Gross Unrecognized Income Tax Benefits
Balance at January 1, 2010	$ 35.4	$ 1.6	$ 37.0
Additions for tax positions of prior years	0.4	0.4	0.8
Additions for tax positions related to 2010	4.2	—	4.2
Reductions for tax positions of prior years	(0.2)	—	(0.2)
Reductions due to lapse of applicable statute of limitations	(8.1)	(1.2)	(9.3)
Balance at December 31, 2010	$ 31.7	$ 0.8	$ 32.5
Additions for tax positions of prior years	—	0.4	0.4
Additions for tax positions related to 2011	5.6	—	5.6
Reductions for tax positions of prior years	(0.1)	—	(0.1)
Settlements	(0.6)	(0.1)	(0.7)
Reductions due to lapse of applicable statute of limitations	(2.0)	(0.1)	(2.1)
Balance at December 31, 2011	$ 34.6	$ 1.0	$ 35.6
Additions for tax positions of prior years	0.1	0.3	0.4
Additions for tax positions related to 2012	5.0	—	5.0
Settlements	(0.4)	—	(0.4)
Reductions due to lapse of applicable statute of limitations	(10.3)	(0.5)	(10.8)
Balance at December 31, 2012	$ 29.0	$ 0.8	$ 29.8


Form 10-K

We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. At December 31, 2012, 2011, and 2010, we have accrued $1.2, $1.7, and $1.3 million, respectively, for potential payments of interest and penalties.

We were subject to examination by the Internal Revenue Service for the 2009-2011 tax years, state tax jurisdictions for the 2008-2011 tax years, and the Netherlands tax authority for the 2010-2011 tax years. It is reasonably possible that our unrecognized tax benefits will decrease up to $4.3 million in the next 12 months. These adjustments, if recognized, would positively impact our effective tax rate, and would be recognized as additional tax benefits in our income statement. The reduction in unrecognized tax benefits relates primarily to a lapse of the statute of limitations for federal and state tax purposes.

Note 12: Employee Benefit Plans

Equity Incentive Plans

Our stockholders approved our 2009 Equity Incentive Award Plan on June 21, 2009. As a result, no awards may be granted under any of our prior plans. As of December 31, 2012, we had outstanding equity awards under four equity incentive plans, including the 2009 Plan (defined below) and three prior equity incentive plans.

Our primary equity incentive plans are summarized as follows:

2009 Stock Plan

In June 2009, our stockholders approved the 2009 Equity Incentive Award Plan ("2009 Plan") and the reservation of an aggregate of 5 million shares of our common stock for issuance pursuant to such plan. On May 18, 2011, our stockholders approved amendments to the 2009 Equity Incentive Award Plan to increase the number of shares of common stock reserved under the plan for future issuance from 5 to 7 million shares, provide flexibility with respect to the granting of performance-based awards, and authorize the granting of performance-based awards under the plan through the 2016 annual meeting of stockholders.

The 2009 Plan provides for grants of stock options (both incentive and nonqualified stock options), RSAs, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, RSUs, and performance-based awards. Options and awards generally vest over a period of three to four years from the date of grant and generally expire seven to ten years from the date of the grant. The terms of the 2009 Plan provide that an option price shall not be less than 100% of fair market value on the date of the grant. Our board of directors may grant a stock bonus or stock unit award under the 2009 Plan in lieu of all or a portion of any cash bonus that a participant would have otherwise received for the related performance period.

The shares of common stock covered by the 2009 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If an award under the 2009 Plan is forfeited (including a reimbursement of a non-vested award upon a participant's termination of employment at a price equal to the par value of the common stock subject to the award) or expired, any shares of common stock subject to the award may be used again for new grants under the 2009 Plan.

The 2009 Plan is administered by the Compensation Committee of the Board of Directors ("Committee"). The Committee has the exclusive authority to administer the 2009 Plan, including the power to (i) designate participants under the 2009 Plan, (ii) determine the types of awards granted to participants under the 2009 Plan, the number of such awards, and the number of shares of our common stock that is subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the 2009 Plan, including the vesting schedule, exercise price, whether to settle or accept the payment of any exercise price, in cash, common stock, other awards, or other property, and whether an award may be cancelled, forfeited, or surrendered, (iv) prescribe the form of each award agreement, and (v) adopt rules for the administration, interpretation, and application of the 2009 Plan.

Persons eligible to participate in the 2009 Plan include all of our employees, directors, and consultants, as determined by the Committee. As of December 31, 2012, approximately 2,700 employees and consultants and 5 non-employee directors were eligible to participate in the 2009 Plan.

There were 3.2, 3.4, and 2.9 million shares outstanding and 0.8, 2.0, and 1.5 million shares available for grant under the 2009 Plan as of December 31, 2012, 2011, and 2010, respectively.

2007 Stock Plan

With the adoption of the 2009 Plan, no additional awards may be granted under the 2007 Equity Incentive Award Plan ("2007 Plan"). Under the 2007 Plan, 3.3 million shares of common stock were reserved and authorized for issuance. The 2007 Plan provides for grants of stock options (both incentive and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, RSUs, and performance-based awards. Options and awards generally vest over a period of three to four years from date of grant and generally expire seven to ten years from date of the grant.

The terms of the 2007 Plan provide that an option price shall not be less than 100% of fair market value on the date of the grant. Our board of directors may grant a stock bonus or stock unit award under the 2007 Plan in lieu of all or a portion of any cash bonus that a participant would have otherwise received for the related performance period.

The shares of common stock covered by the 2007 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If an award under the 2007 Plan is forfeited (including reimbursement of a non-vested award upon a participant's termination of employment at a price equal to the par value of the common stock subject to the award) or expired, any shares of common stock subject to the award may be used again for new grants under the 2007 Plan.

The 2007 Plan is administered by a committee, which may be the Board of Directors or the Committee. The Committee has the exclusive authority to administer the 2007 Plan, including the power to (i) designate participants under the 2007 Plan, (ii) determine the types of awards granted to participants under the 2007 Plan, the number of such awards, and the number of shares of our common stock subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the 2007 Plan, including the vesting schedule, exercise price, whether to settle or accept the payment of any exercise price in cash, common stock, other awards, or other property, and whether an award may be cancelled, forfeited, or surrendered, (iv) prescribe the form of each award agreement, and (v) adopt rules for the administration, interpretation, and application of the 2007 Plan.

As of December 31, 2012, 2011, and 2010, there were 0.6, 0.9, and 1.3 million shares outstanding, respectively, under the 2007 Plan.


Form 10-K

2004 Stock Plan

With the adoption of the 2007 Plan, no additional awards may be granted under the 2004 Stock Plan (the "2004 Plan"). Under the 2004 Plan, 8.4 million shares of common stock were authorized for issuance. This amount includes 0.1 million shares that were consolidated from the acquired Splash, T/R, and Printcafe Plans on June 7, 2006. The terms of the 2004 Plan provide that an option price shall not be less than 100% of fair market value on the date of the grant. The vesting period for restricted stock must be at least (a) one (1) year in the case of an RSA subject to a vesting schedule based on the achievement of specified performance goals by the participant or (b) three (3) years in the case of an RSA absent such performance-based vesting. Under this plan, RSAs and RSUs could be granted that did not comply with the preceding minimum vesting requirement as long as the aggregate number of shares of common stock issued with respect to such non-conforming awards granted under the 2004 Plan did not exceed 10% of the shares reserved for issuance. The 2004 Plan provides for accelerated vesting if there is a change in control (as defined in the 2004 Plan). Stock options, RSUs, and RSAs generally vest over a 42 to 48 month period and expire from seven to ten years from the date of the grant.

As of December 31, 2012, 2011, and 2010, there were 0.1, 0.6, and 0.6 million shares, respectively, outstanding under the 2004 Plan.

1999 Stock Plan

With the adoption of the 2007 Plan, no additional awards may be granted under the 1999 Stock Plan (the "1999 Plan"). The 1999 Plan authorized 10.6 million shares of common stock for issuance. The terms of the 1999 Plan provide that an option price may not be less than 100% of fair market value and the purchase price under restricted stock purchase agreement may not be less than 50% of fair market value on the date of the grant. The Board of Directors or Committee had the authority to determine to whom options would be granted, the number of shares, the vesting period, the expiration date, and the exercise price. The 1999 Plan provides for accelerated vesting if there is a change in control (as defined in the 1999 Plan). Stock options, RSUs, and RSAs generally vest from two to four years and expire from seven to ten years from the date of the grant.

As of December 31, 2012, 2011, and 2010, there were less than 0.1, 0.2, and 0.2 million shares, respectively, outstanding under the 1999 Plan.

Amended and Restated 2000 Employee Stock Purchase Plan

On June 2009, our stockholders approved the Amended and Restated 2000 Employee Stock Purchase Plan that increased the number of shares authorized for issuance pursuant to such plan by 3.0 million shares. The share increase was intended to ensure that we continue to have a sufficient reserve of common stock available under the ESPP to provide our eligible employees with the opportunity to acquire our common stock through participation in a payroll deduction-based ESPP designed to operate in compliance with Section 423 of the IRC. The amendment and restatement of the ESPP does not provide for an automatic increase in the number of shares reserved for issuance under the ESPP. In May 2000, our Board of Directors initially adopted the 2000 Employee Stock Purchase Plan, which became effective on August 1, 2000 and reserved 0.4 million shares of common stock for issuance under the ESPP. The ESPP, subsequently amended prior to 2009, had an automatic share increase feature pursuant to which the shares reserved under the ESPP automatically increased on the first trading day in January of each year, beginning with calendar year 2006. The increase was equal to three quarters of one percent (0.75%) of the total number of shares of common stock outstanding on the last trading day of December in the immediately preceding calendar year, but in no event could any such increase exceed 2.5 million shares annually.

The ESPP is qualified under Section 423 of the IRC. Eligible employees may contribute from one to ten percent of their base compensation not to exceed ten percent of the employee's earnings. Employees are not able to purchase more than the number of shares having a value greater than $25,000 in any calendar year, as measured at the beginning of the offering period under the ESPP. The purchase price shall be the lesser of 85% of the fair market value of the stock, either on the offering date or on the purchase date. The offering period shall not exceed 27 months beginning with the offering date. The ESPP provided for offerings of four consecutive, overlapping six-month offering periods, with a new offering period commencing on the first trading day on or after February 1 and August 1 of each year.

During the years ended December 31, 2012, 2011, and 2010, 0.6, 0.6, and 0.7 million shares were issued under the ESPP at an average purchase price of $12.24, $9.49, and $7.55, respectively. As of December 31, 2012, there was $2.7 million of total unrecognized compensation cost related to stock-based compensation arrangements granted under the ESPP. That cost is expected to be recognized over a period of 1.8 years. At December 31, 2012, 2011, and 2010, there were 1.0, 1.5, and 2.2 million shares, respectively, of our common stock reserved for issuance under the ESPP.

Valuation and Expense Information under ASC 718

We account for stock-based payment awards in accordance with ASC 718, which requires the measurement and recognition of compensation expense for all equity awards granted to our employees and directors, including employee stock options, RSAs, RSUs, and ESPP purchases related to all stock-based compensation plans based on the fair value of such awards on the date of grant. We amortize stock-based compensation cost on a graded vesting basis over the vesting period, after assessing the probability of achieving the requisite performance criteria with respect to performance-based awards. Stock-based compensation cost is recognized over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.

We use the BSM option pricing model to value stock-based compensation for all equity awards, except market-based awards. Market-based awards are valued using a Monte Carlo valuation model.

The BSM model determines the fair value of stock-based payment awards based on the stock price on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, expected term, interest rates, and actual and projected employee stock option exercise behavior. Expected volatility is based on the historical volatility of our stock over a preceding period commensurate with the expected term of the option. The expected term is based upon management's consideration of the historical life, vesting period, and contractual period of the options granted. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since we do not pay dividends and have no current plans to do so in the future.

Option pricing models were developed to estimate the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options and awards have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with ASC 718 and SAB 107 using an appropriate option pricing model, the value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.


Form 10-K

Stock-based compensation expense related to stock options, employee stock purchases under the ESPP, RSUs, and RSAs under ASC 718 for the years ended December 31, 2012, 2011, and 2010 is summarized as follows (in thousands):

	2012	2011	2010
Stock-based compensation expense by type of award:			
Employee stock options	$ 1,039	$ 2,096	$ 1,545
Non-vested RSUs and RSAs	15,750	17,926	12,860
ESPP	2,932	3,347	1,520
Total stock-based compensation	19,721	23,369	15,925
Tax effect of stock-based compensation	(5,682)	(7,598)	(1,696)
Net effect on net income	$14,039	$15,771	$14,229

Valuation Assumptions for Stock Options and ESPP Purchases

Our determination of the fair value of stock-based payment awards on the date of grant using BSM is affected by various assumptions including volatility, expected term, and interest rates. Expected volatility is based on the historical volatility of our stock over a preceding period commensurate with the expected term of the stock option. The expected term is based on management's consideration of the historical life of the stock options, the vesting period of the stock options granted, and the contractual period of the stock options granted. The risk-free interest rate for the expected term of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since we do not pay dividends and have no current plans to do so in the future.

The estimated per share weighted average fair value of stock options granted and ESPP shares issued and the assumptions used to estimate fair value for the years ended December 31, 2012, 2011, and 2010 are as follows:

	Stock Options Years ended December 31,			ESPP Years ended December 31,		
	2012	2011	2010	2012	2011	2010
Weighted average fair value per share	$6.62	$5.77	$4.48	$ 4.70	$ 4.79	$ 3.94
Expected volatility	43.8%	48%	47%	32% - 49%	28% - 42%	32% - 53%
Risk-free interest rate	0.5%	0.8%	1.2%	0.1% - 0.2%	0.2% - 0.6%	0.2% - 0.9%
Expected term (in years)	4.00	4.0	4.0	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0

Non-vested RSUs and RSAs

Non-vested RSUs and RSAs generally vest over a service period of two to four years. The compensation expense incurred for these service-based awards is based on the closing market price of our stock on the date of grant and is amortized on a graded vesting basis over the requisite service period. The weighted average fair value of RSUs granted during the years ended December 31, 2012, 2011, and 2010 were $16.05, $15.09, and $11.36, respectively. No RSAs were granted during 2012, 2011, and 2010.

Performance-based and Market-based Stock Options and RSUs

RSUs granted during the year ended December 31, 2012 included 282,850 performance-based RSUs, which vest when specified performance criteria are met based on 2012 revenue and non-GAAP operating income targets; otherwise, they are forfeited. Non-GAAP operating income is defined as operating income determined in accordance with GAAP, adjusted to remove the impact of certain expenses. The grant date fair value was estimated to be $4.9 million, which is being amortized over their service periods of 1.0 year. The performance criteria were achieved with respect to approximately 39% of these RSUs as of December 31, 2012. Accordingly, these RSUs will vest during the first quarter of 2013 when the associated service requirements will be met. As of December 31, 2012, 282,850 performance-based RSUs remain outstanding.

RSUs granted during the year ended December 31, 2012 included 191,594 performance-based RSUs, which vest when specified performance criteria are met based on revenue and non-GAAP operating income targets during any four consecutive quarters between the first quarter of 2012 and the second quarter of 2015; otherwise, they are forfeited. Non-GAAP operating income is defined as operating income determined in accordance with GAAP, adjusted to remove the impact of certain expenses. The grant date fair value was estimated to be $3.0 million, which is being amortized over their average derived service periods of 3.0 years. The probability of achieving these awards was determined based on review of the actual results achieved by each business unit during the year ended December 31, 2012 compared with the 2012 operating plan as well as the overall strength of the business unit within the EFI organization. Stock-based compensation expense was adjusted based on this probability assessment. As actual results are achieved, the probability assessment will be updated and stock-based compensation expense adjusted accordingly. As of December 31, 2012, 191,594 performance-based RSUs remain outstanding.

RSUs granted during the year ended December 31, 2011 included 90,000 market-based RSUs, which vest when our average closing stock price exceeds defined multiples of the average closing stock price for 20 consecutive trading days preceding January 5, 2011. If these multiples are not achieved by January 5, 2018, the awards are forfeited. The grant date fair value was estimated to be $1.1 million and is being amortized over the average derived service period of 3.93 years. The average derived service period and total fair value were determined using the Monte Carlo valuation model based on our assumptions, which included a risk-free interest rate of

2.9% and an implied volatility of 40%. On May 10, 2011, 28,000 market-based RSUs vested due to achievement of the threshold multiple of the average closing stock price for 20 consecutive trading days preceding January 5, 2011. As of December 31, 2012, 62,000 market-based RSUs remain outstanding.

RSUs granted during the year ended December 31, 2011 included 323,600 performance-based RSUs, which vest when specified performance criteria are met based on 2011 revenue and non-GAAP operating income targets; otherwise, they are forfeited. Non-GAAP operating income is defined as operating income determined in accordance with GAAP, adjusted to remove the impact of certain expenses. The grant date fair value was estimated to be $5.0 million, which was being amortized over their service periods of 1.0 year. The performance criteria were achieved with respect to approximately 90% of these RSUs as of December 31, 2011. Accordingly, these RSUs vested on February 9, 2012 when the associated service requirements were met.

RSUs granted during the year ended December 31, 2011 included 195,156 performance-based RSUs, which vest when specified performance criteria are met based on revenue and non-GAAP operating income targets during any four consecutive quarters between the first quarter of 2011 and the second quarter of 2014; otherwise, they are forfeited. Non-GAAP operating income is defined as operating income determined in accordance with GAAP, adjusted to remove the impact of certain expenses. The grant date fair value was estimated to be $3.0 million, which is being amortized over their average derived service periods of 3.0 years. The probability of achieving these awards was determined based on review of the actual results achieved by each business unit during the year ended December 31, 2012 compared with the 2012 operating plan as well as the overall strength of the business unit within the EFI organization. Stock-based compensation expense was adjusted based on this probability assessment. As actual results are achieved, the probability assessment will be updated and stock-based compensation expense adjusted accordingly. On May 23, 2012, 64,909 performance-based RSUs vested due to achievement of the threshold level of revenue and non-GAAP operating income targets during four consecutive quarters between the second quarter of 2011 and the first quarter of 2012. As of December 31, 2012, 128,062 performance-based RSUs remain outstanding.


Form 10-K

RSUs and stock options granted during the year ended December 31, 2009 included 98,000 market-based RSUs and 294,076 market-based stock options. These awards vest when our average closing stock price exceeds defined multiples of the June 18 or August 28, 2009 closing stock prices for 20 consecutive trading days. If these multiples are not achieved by June 18 or August 28, 2016, respectively, the awards are forfeited. The grant date fair value was estimated to be $0.9 million for the RSUs and $1.7 million for the stock options, which are being amortized over their average derived service periods of 4.35 and 4.88 years, respectively. The average derived service period and total fair value were determined using the Monte Carlo valuation model based on our assumptions, which included a risk-free interest rate of 3.5% and 3.1%, respectively, and an implied volatility of 50%. On December 17, 2012, January 10, 2011, and January 3, 2011, an aggregate of 53,670 market-based RSUs vested due to achievement of the threshold multiple of the June 18 and August 28, 2009 closing stock prices, respectively, for 20 consecutive trading days. On April 27, 2011, 59,598 of these market-based stock options vested due to achievement of the threshold multiple. As of December 31, 2012, 24,330 market-based RSUs remain outstanding and 131,118 market-based stock options remain unvested.

Stock options granted during the year ended December 31, 2009 included 32,674 performance-based stock options. These performance-based stock options vest when our annual non-GAAP return on equity exceeds defined thresholds of the 2008 non-GAAP return on equity. Non-GAAP return on equity is defined as non-GAAP net income divided by stockholders' equity. Non-GAAP net income is defined as net income determined in accordance with GAAP adjusted to remove the impact of certain recurring and non-recurring expenses, and the tax effects of these adjustments. If these defined thresholds are not achieved by August 28, 2016, the stock options are forfeited. The grant date fair value was estimated to be $0.1 million, which is being amortized over the average derived service period of 3.71 years. On December 31, 2011, 5,298 of these performance-based stock options vested due to achievement of the initial non-GAAP return on equity growth threshold. As of December 31, 2012, 15,540 performance-based stock options remain unvested.

Stock Option Activity

Stock options outstanding and exercisable as of December 31, 2012, 2011, and 2010 and activity for each of the years then ended is as follows (in thousands, except weighted average exercise price and remaining contractual term):

	Shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2010	2,824	$15.90		
Options granted	487	12.04		
Options forfeited and expired	(696)	18.29		
Options forfeited and expired, net of granted	(209)			
Options exercised	(86)	11.85		
Options outstanding at December 31, 2010	2,529	$14.64		
Options granted	140	15.33		
Options forfeited and expired	(70)	18.24		
Options granted, net of forfeited and expired	70			
Options exercised	(146)	13.10		
Options outstanding at December 31, 2011	2,453	$14.67		
Options granted	126	16.57		
Options forfeited and expired	(258)	15.74		
Options forfeited and expired, net of granted	(132)			
Options exercised	(785)	15.56		
Options outstanding at December 31, 2012	1,536	$14.19	3.72	$7,800
Options vested and expected to vest at December 31, 2012	1,478	$14.22	3.66	$7,481
Options exercisable at December 31, 2012	1,034	$14.56	3.07	$5,003

Aggregate stock option intrinsic value represents the difference between the closing price per share of our common stock on the last trading day of the fiscal period and the exercise price of the underlying awards for the options that were in the money at December 31, 2012, 2011, and 2010. The total intrinsic value of options exercised, determined as of the date of option exercise, was $1.4, $0.6, and $0.2 million for the years ended December 31, 2012, 2011, and 2010, respectively. There was $1.0 million of total unrecognized compensation cost related to stock options expected to vest as of December 31, 2012. That cost is expected to be recognized over a weighted average period of 1.3 years.

Stock options outstanding and exercisable as of December 31, 2012 are summarized as follows (shares in thousands):

	Options outstanding			Options exercisable	
Range of exercise prices	Shares	Weighted average remaining contractual term (years)	Weighted average exercise price	Shares	Weighted average exercise price
$9.12 to $9.98	41	3.28	$ 9.64	41	$ 9.64
$10.77 to $10.77	337	3.66	10.77	182	10.77
$10.80 to $11.92	235	4.42	11.55	158	11.60
$12.00 to $14.28	212	5.25	13.82	90	13.64
$15.25 to $15.25	2	2.37	15.25	2	15.25
$15.88 to $15.88	350	2.16	15.88	350	15.88
$16.32 to $16.57	261	4.5	16.45	136	16.33
$17.97 to $28.34	89	2.8	22.37	66	23.90
$28.36 to $28.36	4	0.3	28.36	4	28.36
$28.51 to $28.51	5	1.3	28.51	5	28.51
	1,536	3.72	$14.19	1,034	$14.56

Non-vested RSUs and RSAs

Non-vested RSUs and RSAs were awarded to employees under our equity incentive plans. Non-vested RSAs have the same voting rights as other common stock and are considered to be currently issued and outstanding. Non-vested RSAs are eligible to receive dividends (i.e., participating securities), even if we do not intend to declare dividends. RSUs do not have the voting rights of common stock and the shares underlying the RSUs are not considered issued and outstanding.


Form 10-K

Non-vested RSUs and RSAs as of December 31, 2012, 2011, and 2010, and activity for each of the years then ended, is as follows (shares in thousands):

	RSUs		RSAs	
	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value
Non-vested at January 1, 2010	2,707	$13.36	112	$ 27.18
Restricted stock granted	1,469	11.36	—	—
Restricted stock vested	(1,355)	14.80	—	—
Restricted stock forfeited	(283)	12.62	(11)	26.90
Non-vested at December 31, 2010	2,538	$11.67	101	$ 27.21
Restricted stock granted	1,505	15.09	—	—
Restricted stock vested	(1,317)	11.87	(101)	(27.21)
Restricted stock forfeited	(224)	11.89	—	—
Non-vested at December 31, 2011	2,502	$13.60	—	$ 27.21
Restricted stock granted	1,281	16.05	—	—
Restricted stock vested	(1,291)	13.05	—	—
Restricted stock forfeited	(147)	13.40	—	—
Non-vested at December 31, 2012	2,345	$15.26	—	$ —

RSUs

The fair value of RSUs that vested during the years ended December 31, 2012, 2011, and 2010, determined as of the vesting date, were $16.9, $20.2, and $16.6 million, respectively. The aggregate intrinsic value of RSUs vested and expected to vest at December 31, 2012 was $39.8 million, calculated as the closing price per share of our common stock on the last trading day of the fiscal period multiplied by 2.1 million RSUs vested and expected to vest at December 31, 2012. There was approximately $14.0 million of unrecognized compensation costs related to RSUs expected to vest as of December 31, 2012. That cost is expected to be recognized over a weighted average period of 1.2 years.

RSAs

The performance-based RSAs vested on March 15, 2011 based on achievement of a specified percentage of the 2010 operating plan. The unrecognized compensation expense of $0.1 million related to non-vested RSAs was recognized during the quarter ended March 31, 2011.

Employee 401(k) Plan

We sponsor a 401(k) Savings Plan ("401(k) Plan") to provide retirement and incidental benefits for our employees. Employees may contribute from 1% to 40% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the IRS. We matched 50% of U.S. employee contributions, up to a maximum of the first 4% of the employee's compensation contributed to the plan, subject to IRS limitations, except for a 17 month period during 2010 and 2009 when employer matching contributions were suspended. All matching contributions vest over four years starting with the hire date of the individual employee. Our matching contributions to the 401(k) Plan totaled $1.9, $1.7, and $0.1 million during the years ended December 31, 2012, 2011, and 2010, respectively. The employees' and our contributions are cash contributions invested in mutual funds managed by a fund manager, or in self-directed retirement plans.

Note 13: Deferred Proceeds from Property Transaction

On November 1, 2012, we sold the 294,000 square foot building located at 303 Velocity Way in Foster City, California, which serves as our corporate headquarters, along with approximately four acres of land and certain other assets related to the property, to Gilead for $179.6 million. We will continue to use the facility for up to one year for which rent is not required to be paid. We are accounting for this transaction as a financing transaction related to our continued use of the facility and a sublease receivable relative to Gilead's use of a portion of the facility. Our use of the facility during the rent-free period constitutes a form of continuing involvement that prevents gain recognition. We will record interest expense on the financing obligation at our incremental borrowing rate and increase the financing obligation by the same amount. We will record sublease income at an implied market rate from Gilead and record a sublease receivable for the same amount. We will vacate the facility, during the fourth quarter of 2013. At that point, we will have no continuing involvement with the property and we will account for the transaction as a property sale thereby recognizing a gain of approximately $118 million on the sale of the property, which represents the difference between the sales proceeds and the carrying value of the property and related assets as well as any direct incremental costs associated with the sale.

The assets subject to this sale of $63.0 million as of December 31, 2012 include land, building, and improvements of $61.6 million and current assets of $1.4 million. The sold assets include the $56.9 million facility, $2.9 million of related land, and $2.1 million of leasehold and land improvements, net of accumulated depreciation of $0.3 million. The buildings and improvements will be subject to depreciation over their normal useful lives until the property is no longer used by us. Current assets include $0.4 million of direct transaction costs, $0.5 million of previously capitalized lease financing and other costs, and an imputed sublease receivable of $0.5 million.

We will incur imputed financing and depreciation expenses, net of imputed sublease income, of approximately $1.7 million until we vacate the building during the fourth quarter of 2013 when we will recognize a gain on sale of building and land of approximately $118 million.

Note 14: Restructuring and Other

During the years ended December 31, 2012, 2011, and 2010, cost reduction actions were taken to lower our quarterly operating expense run rate as we analyzed our cost structure. We announced restructuring plans to better align our costs with revenue levels and the current economic environment and to re-align our cost structure following our business acquisitions. These charges primarily relate to cost reduction actions undertaken to lower our quarterly operating expense run rate in the Fiery operating segment as well as targeted reductions in the Productivity Software operating segment. Restructuring and other consists primarily of restructuring, severance, retention, facility downsizing and relocation, and acquisition integration expenses. Our restructuring plans are accounted for in accordance with ASC 420, Exit or Disposal Cost Obligations, and ASC 820, Fair Value Measurement.

Restructuring and other costs for the years ended December 31, 2012, 2011, and 2010 were $5.8, $3.3, and $3.6 million, respectively. Restructuring and other charges include severance costs of $2.9, $1.7, and $2.4 million related to head count reductions of 117, 55, and 98 for the years ended December 31, 2012, 2011, and 2010, respectively. Severance costs include severance payments, related employee benefits, retention bonuses, outplacement, and relocation costs.


Form 10-K

Facilities reduction and other costs for the years ended December 31, 2012, 2011, and 2010 were $0.3, $0.6, and $0.9 million, respectively. Facilities reduction and other costs include facilities downsizing and relocation costs in the Americas primarily related to the Fiery operating segment in 2012, charges resulting from a decrease in estimated sublease income necessitated by continuing weakness in the commercial real estate market where these facilities are located of $0.2 and $0.6 million for the years ended December 31, 2011 and 2010, respectively, facilities relocations in 2011, and costs to downsize or relocate six facilities in 2010.

Integration expenses for the years ended December 31, 2012, 2011, and 2010 of $1.7, $1.0, and $0.3 million, respectively, were required to integrate our business acquisitions. Integration expenses incurred in 2012 relate primarily to the Cretaprint and Prism acquisitions, including the operational restructuring in Spain. Integration expenses incurred in 2011 relate primarily to the PrintStream, Prism, and Entrac acquisitions. Integration expenses incurred in 2010 relate primarily to the Radius acquisition.

Retention expenses of $0.9 million were accrued during the year ended December 31, 2012 associated with the Cretaprint acquisition.

Restructuring and other reserve activities for the years ended December 31, 2012 and 2011 are summarized as follows (in thousands):

	2012	2011
Reserve balance at January 1	$ 1,870	$ 1,795
Restructuring charges	2,525	1,456
Other charges	3,278	1,802
Non-cash acquisition-related compensation costs and restructuring	(907)	(55)
Cash payments	(5,096)	(3,128)
Reserve balance at December 31	1,670	1,870

Note 15: Segment Information, Geographic Data, and Major Customers

Operating Segments

ASC 280, Segment Reporting, requires operating segment information to be presented based on the internal reporting used by the chief operating decision making group to allocate resources and evaluate operating segment performance. Our enterprise management processes use financial information that is closely aligned with our three operating segments at the gross profit level. Relevant discrete financial information is prepared at the gross profit level for each of our three operating segments, which is used by the chief operating decision making group to allocate resources and assess the performance of each operating segment.

We classify our revenue, gross profit, assets, and liabilities in accordance with our operating segments as follows:

Industrial Inkjet, which consists of our VUTEk super-wide and EFI wide format industrial digital inkjet printers, Jetrion label and packaging digital inkjet printing systems, Cretaprint digital inkjet printers for ceramic tile decoration, and related ink, parts, and services.

We sell VUTEk super-wide format UV and textile dye sublimation industrial digital inkjet printers and ink to commercial photo labs, large sign shops, graphic screen printers, specialty commercial printers, and digital and billboard graphics providers serving the out-of-home advertising and industrial specialty print segments by printing point of purchase displays, signage, banners, fleet graphics, building wraps, art exhibits, customized architectural elements, and other large graphic displays. We sell EFI hybrid and flatbed UV wide format graphics printers to the mid-range industrial digital inkjet printer market. We sell Jetrion label and packaging digital inkjet printing systems, custom high-performance integration solutions, and specialty inks to the converting, packaging, and direct mail industries. We sell Cretaprint ceramic tile decoration digital inkjet printers to the ceramic tile industry.

Productivity Software, which consists of (i) our business process automation software, including Monarch, PSI, Logic, PrintSmith, and PrintFlow; (ii) Pace, our business process automation software that is available in a cloud-based environment; (iii) Digital StoreFront, our cloud-based e-commerce solution that allows print service providers to accept, manage, and process printing orders over the internet; (iv) Online Print Solutions, our cloud-based e-commerce software that provides web-to-print, publishing, and cross-media marketing solutions over the internet; (v) Radius, our business process automation software for label and packaging printers; (vi) PrintStream, our business process automation software for mailing and fulfillment services in the printing industry; (vii) Prism, Metrics, and Technique, our business process automation solutions for the printing and packaging, publication, commercial, and direct marketing print industries; and (viii) Alphagraph, which includes business process automation solutions for the graphic arts industry.

We sell PrintSmith to small print-for-pay and small commercial print shops; Pace to medium and large commercial print shops, display graphics providers, in-plant printing operations, and government printing operations; Monarch to large commercial, publication, direct mail, and digital print shops; Radius to the label and packaging industry; Digital StoreFront and Online Print Solutions to customers desiring e-commerce, web-to-print, and cross-media marketing solutions; and PrintStream to Pace and Monarch customers that provide fulfillment services to their end customers.

Fiery, which consists of print servers, controllers, and DFEs that transform digital copiers and printers into high performance networked printing devices for the office and commercial printing market. This operating segment is comprised of (i) stand-alone print servers connected to digital copiers and other peripheral devices, (ii) embedded and design-licensed solutions used in digital copiers and multi-functional devices, (iii) optional software integrated into our controller solutions such as Fiery Central, Command WorkStation, and MicroPress, (iv) Entrac, our self-service and payment solution, (v) PrintMe, our mobile printing application, and (vi) stand-alone software-based solutions such as our proofing and scanning solutions.

Our chief operating decision making group evaluates the performance of our operating segments based on net sales and gross profit. Gross profit for each operating segment includes revenue from sales to third parties and related cost of revenue attributable to the operating segment. Cost of revenue for each operating segment excludes certain expenses managed outside the operating segments consisting primarily of stock-based compensation expense. Operating income is not reported by operating segment because operating expenses include significant shared expenses and other costs that are managed outside of the operating segments. Such operating expenses include various corporate expenses such as stock-based compensation, corporate sales and marketing, research and development, income taxes, various non-recurring charges, and other separately managed general and administrative expenses.

Gross profit information, excluding stock-based compensation expense, for the years ended December 31, 2012, 2011, and 2010 is summarized as follows (in thousands):

	For the years ended December 31,		
	2012	2011	2010
Industrial Inkjet			
Revenue	$320,228	$240,318	$207,654
Gross profit	127,783	92,738	68,121
Gross profit percentages	39.9%	38.6%	32.8%
Productivity Software			
Revenue	$103,466	$ 81,165	$ 57,732
Gross profit	74,426	56,825	39,329
Gross profit percentages	71.9%	70.0%	68.1%
Fiery			
Revenue	$228,443	$270,073	$238,621
Gross profit	153,805	183,084	161,219
Gross profit percentages	67.3%	67.8%	67.6%


Form 10-K

A reconciliation of operating segment gross profit to the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010 is as follows (in thousands):

	For the years ended December 31,		
	2012	2011	2010
Segment gross profit	$356,014	$332,647	$268,669
Stock-based compensation expense	(1,193)	(1,664)	(984)
Gross profit	$354,821	$330,983	$267,685

Electronics For Imaging, Inc.
Notes to Consolidated Financial Statements—(Continued)

Tangible and intangible assets, net of liabilities, are summarized by operating segment as follows (in thousands):

	Industrial Inkjet	Productivity Software	Fiery
December 31, 2012			
Goodwill	$ 59,944	$ 93,799	$ 64,526
Identified intangible assets, net	41,103	36,141	3,000
Tangible assets, net of liabilities	81,370	(13,926)	26,304
Net tangible and intangible assets	182,417	116,014	93,830
December 31, 2011			
Goodwill	$ 36,508	$ 63,403	$ 64,412
Identified intangible assets, net	28,483	23,520	3,989
Tangible assets, net of liabilities	66,841	(2,740)	40,896
Net tangible and intangible assets	131,832	84,183	109,297

Operating segment assets exclude corporate assets, such as cash, short-term and long-term investments, deferred proceeds from property transaction and related assets, and taxes payable.

Information about Geographic Areas

Our revenue originates in the U.S., the Netherlands, Germany, Japan, the U.K., Spain, Brazil, Australia, and New Zealand. We report revenue by geographic area based on ship-to destination. Shipments to some of our significant printer manufacturer/distributor customers are made to centralized purchasing and manufacturing locations, which in turn sell through to other locations. As a result of these factors, we believe that sales to certain geographic locations might be higher or lower, as the ultimate destinations are difficult to ascertain.

Our revenue by sales origin for the years ended December 31, 2012, 2011, and 2010 was as follows (in thousands):

	For the years ended December 31,		
	2012	2011	2010
Americas	$354,114	$345,303	$293,747
EMEA	195,397	178,471	149,488
Asia Pacific	102,626	67,782	60,772
Japan	*27,870*	*35,655*	*41,853*
ROW	*74,756*	*32,127*	*18,919*
Total Revenue	$652,137	$591,556	$504,007

Our tangible long-lived assets consist primarily of property and equipment, net, of $86.6 million. Of this amount, $82.6 million resides in the Americas, including $61.9 million of property subject to the sale to Gilead, $2.2 million is in EMEA, consisting primarily of the Technique building and Cretaprint equipment and leasehold improvements, and $1.8 million in APAC, consisting primarily of India leasehold improvements and equipment.

Major Customers

Xerox provided 12% of our revenue for the year ended December 31, 2012. Xerox and Ricoh each provided more than 10% of our revenue individually and together accounted for 26% of our revenue for the year ended December 31, 2011. Xerox and Canon each provided over 10% of our revenue individually and together accounted for approximately 27% of our revenue for the year ended December 31, 2010.

One customer, Xerox, had an accounts receivable balance greater than 10% of our net consolidated accounts receivable balance at December 31, 2012 and 2011, accounting for 10% and 21%, respectively.

SUPPLEMENTARY DATA

Unaudited Quarterly Consolidated Financial Information

The following table presents our operating results for each of the quarters in the years ended December 31, 2012 and 2011. The information for each of these quarters is unaudited, but has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included that are required to state fairly our unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the notes thereto appearing in this Annual Report on Form 10-K. These operating results are not necessarily indicative of the results for any future period.

	2012			
(in thousands except per share data)	Q1	Q2	Q3	Q4
Revenue	$160,056	$163,901	$154,074	$174,105
Gross profit	87,667	89,792	83,077	94,285
Income from operations	7,681	10,379	4,006	11,821
Net income	6,234	7,005	13,411	56,619
Net income per basic common share	$ 0.14	$ 0.15	$ 0.29	$ 1.22
Net income per diluted common share	$ 0.13	$ 0.15	$ 0.28	$ 1.19
Capital loss due to liquidation of subsidiary	$ —	$ —	$ —	$ 43,600

	2011[(1)]			
(in thousands except per share data)	Q1	Q2	Q3	Q4
Revenue	$140,053	$141,162	$147,284	$163,057
Gross profit	78,711	78,577	82,778	90,917
Income from operations	5,068	3,368	6,158	12,739
Net income	6,249	3,615	6,124	11,477
Net income per basic common share	$ 0.13	$ 0.08	$ 0.13	$ 0.25
Net income per diluted common share	$ 0.13	$ 0.07	$ 0.13	$ 0.25
Gain on sale of minority investment in a privately held company	$ —	$ —	$ 2,866	$ —

(1) Effective in the first quarter of 2011, we changed our accounting for certain employee benefit costs by expensing them ratably over the year to which they relate in accordance with ASC 270, Interim Reporting. Previously, certain employee benefit costs were expensed in the quarter in which they became payable. We believe this is a preferable change in accounting principle because it treats these costs similarly to other employment related costs such as stock-based compensation and annual discretionary bonuses and results in the ratable allocation of certain employee benefit costs to each interim period that is expected to benefit from employees' service. The effect of this change on our interim operating results was to reduce expenses for certain deferred employee benefit costs by $1.4 million for the three months ended March 31, 2011, immaterial for the three months ended June 30, 2011, and to increase expenses for certain deferred employee benefit costs by $0.7 million for the three months ended September 30 and December 31, 2011.

Form 10-K

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A: Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as this term is defined in Rule 13a-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, including the Chief Executive Officer and Chief Financial Officer, is engaged in a comprehensive effort to review, evaluate, and improve our controls; however, management does not expect that our disclosure controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures is also based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance as of December 31, 2012.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework.

Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of December 31, 2012.

We have excluded Cretaprint, FX Colors, Metrics, OPS, and Technique from our assessment of internal control over financial reporting as of December 31, 2012 because they were acquired by us during fiscal year 2012. Cretaprint, FX Colors, Metrics, OPS, and Technique are wholly owned by us with total assets and total revenue representing 10.7% and 11.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report included in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B: Other Information

None.


Form 10-K

PART III

Item 10: Directors, Executive Officers and Corporate Governance

Information regarding our directors is incorporated by reference from the information contained under the caption "Election of Directors" in our Proxy Statement for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement"). Information regarding our current executive officers is incorporated by reference from information contained under the caption "Executive Officers" in our 2013 Proxy Statement. Information regarding Section 16 reporting compliance is incorporated by reference from information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement. Information regarding the Audit Committee of our Board of Directors and information regarding an Audit Committee financial expert is incorporated by reference from information contained under the caption "Meetings and Committees of the Board of Directors" in our 2013 Proxy Statement. Information regarding our code of ethics is incorporated by reference from information contained under the caption "Meetings and Committees of the Board of Directors" in our 2013 Proxy Statement. Information regarding our implementation of procedures for stockholder nominations to our Board of Directors is incorporated by reference from information contained under the caption "Meetings and Committees of the Board of Directors" in our 2013 Proxy Statement.

We intend to disclose any amendment to our code of ethics, or waiver from, certain provisions of our code of ethics as applicable for our directors and executive officers, including our principal executive officer, principal financial and accounting officer, controller, or persons performing similar functions, by posting such information on our website at www.efi.com.

Item 11: Executive Compensation

The information required by this item is incorporated by reference from the information contained under the captions "Compensation Discussion and Analysis" and "Executive Compensation" in our 2013 Proxy Statement.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Other than information regarding securities authorized for issuance under equity compensation plans, which is set forth below, the information required by this item is incorporated by reference from the information contained under the caption "Security Ownership" in our 2013 Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2012 concerning securities that are authorized under equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 1)
Equity compensation plans approved by stockholders	3,881,672	$14.19[1]	1,829,494[2]
Equity compensation plans not approved by stockholders	—	—	—
Total	3,881,672	$14.19	1,829,494

(1) Calculated without taking into account 2,345,519 shares of RSUs that will become issuable as those units vest, without any cash consideration or other payment required for such shares.

(2) Includes 832,546 shares available under the 2009 Plan and 996,948 shares available under the ESPP.

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Transactions, and Director Independence" in our 2013 Proxy Statement.

Item 14: Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the information contained under the caption "Principal Accountant Fees and Services" in our 2013 Proxy Statement.


Form 10-K

PART IV

Item 15: Exhibits and Financial Statement Schedules

(a) Documents Filed as Part of this Report

(1) Index to Financial Statements

The Financial Statements required by this item are submitted in Item 8 of this Annual Report on Form 10-K as follows:

(2) Financial Statement Schedule

(All other schedules are omitted because of the absence of conditions under which they are required or because the necessary information is provided in the consolidated financial statements or notes thereto in Item 8 of this Annual Report on Form 10-K.)

(3) Exhibits

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation(1)
3.2	Amended and Restated By-Laws of Electronics For Imaging, Inc., (as amended August 12, 2009)(2)
4.1	Specimen Common Stock Certificate of the Company(3)
10.1	Agreement dated December 6, 2000, by and between Adobe Systems Incorporated and the Company(4)
10.2	Electronics For Imaging, Inc. 1999 Equity Incentive Plan as amended(5)
10.3	Amended and Restated 2000 Employee Stock Purchase Plan(6)
10.4	Electronics For Imaging, Inc. 2004 Equity Incentive Plan(7)
10.5	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan(8)
10.6	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan Stock Option Grant Notice and Stock Option Agreement(9)
10.7	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement(9)

Exhibit No.	Description
10.8	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement(9)
10.9	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan Stock Option Grant Notice and Stock Option Agreement(10)
10.10	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Grant Agreement(10)
10.11	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan Restricted Stock Award Grant Notice and Restricted Stock Award Grant Agreement(10)
10.12	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan(11)
10.13	Form of Indemnification Agreement(3)
10.14	Form of Indemnity Agreement(12)
10.15	Lease Financing of Properties Located in Foster City, California, dated as of July 16, 2004, among the Company, Société Générale Financial Corporation and Société Générale(13)
10.16+	OEM Distribution and License Agreement dated September 19, 2005 by and among Adobe Systems Incorporated, Adobe Systems Software Ireland Limited and the Company, as amended by Amendment No. 1 dated as of October 1, 2005(14)
10.17+	Amendment No. 2 to OEM Distribution and License Agreement by and among Adobe Systems Incorporated, Adobe Systems Software Ireland Limited and the Company, effective as of October 1, 2005(15)
10.18	Employment Agreement effective August 1, 2006, by and between Guy Gecht and the Company(16)
10.19+	Amendment No. 4 to OEM Distribution and License Agreement by and among Adobe Systems Incorporated, Adobe Systems Software Ireland Limited and the Company, effective as of January 1, 2006(17)
10.20	Offer Letter to Vincent Pilette, dated December 29, 2010(18)
10.21	Executive Employment Agreement to Vincent Pilette, dated December 29, 2010(18)
10.22	EFI 2012 Section 16 Officer—Executive Performance Bonus Program(19)
10.23	Purchase and Sale Agreement and Joint Escrow Instructions dated as of July 18, 2012 by and between the Company and Gilead Sciences, Inc.(20)
10.24	Purchase and Sale Agreement and Joint Escrow Instructions Amendment no. 1 dated as of October 30, 2012 by and between the Company and Gilead Sciences, Inc.
10.25	Lease Agreement dated as of November 1, 2012 by and between the Company and Gilead Sciences, Inc.
12.1	Computation of Ratios of Earnings to Fixed Charges
21	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see signature page of this Annual Report on Form 10-K)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002


Form 10-K

Exhibit No.	Description
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

+ The Company has received confidential treatment with respect to portions of these documents

* Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under those sections.

(1) Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-57382) and incorporated herein by reference.

(2) Filed as an exhibit to the Company's Current Report on Form 8-K filed on August 17, 2009 and incorporated herein by reference.

(3) Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-50966) and incorporated herein by reference.

(4) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 000-18805) and incorporated herein by reference.

(5) Filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-106422) on June 24, 2003 and incorporated herein by reference.

(6) Filed as Appendix A to the Company's Proxy Statement filed on May 21, 2009 (File No. 000-18805) and incorporated herein by reference.

(7) Filed as an exhibit to the Company's Registration Statement on Form S-8 (File No.333-116548) on June 16, 2004 and incorporated herein by reference.

(8) Filed as Appendix B to the Company's Proxy Statement filed on November 14, 2007 (File No. 000-18805) and incorporated herein by reference.

(9) Filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333- 148197) on December 20, 2007 and incorporated herein by reference.

(10) Filed as an exhibit to the Company's Current Report on Form 8-K filed on August 17, 2009 (File No. 000-18805) and incorporated herein by reference.

(11) Filed as an exhibit to the Company's Current Report on Form 8-K filed on May 20, 2011 (File No. 000-18805) and incorporated herein by reference.

(12) Filed as an exhibit to the Company's Current Report on Form 8-K filed on February 15, 2008 (File No. 000-18805) and incorporated herein by reference.

(13) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 000-18805) and incorporated herein by reference.

(14) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 000-18805) and incorporated herein by reference.

(15) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (File No. 18805) and incorporated herein by reference.

(16) Filed as an exhibit to the Company's Current Report on Form 8-K filed on August 7, 2006 (File No. 000-18805) and incorporated herein by reference.

(17) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 18805) and incorporated herein by reference.

(18) Filed as an exhibit to the Company's Current Report on Form 8-K filed on January 4, 2011 (File No. 000-18805) and incorporated herein by reference.

(19) Filed as an exhibit to the Company's Current Report on Form 8-K filed on February 10, 2012 (File No. 000-18805) and incorporated herein by reference.

(20) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (File No. 18805) and incorporated herein by reference.

(b) List of Exhibits

See Item 15(a).

(c) Consolidated Financial Statement Schedule II for the years ended December 31, 2012, 2011, and 2010.


Form 10-K

ELECTRONICS FOR IMAGING, INC.

Schedule II

Valuation and Qualifying Accounts

(in thousands)	Balance at beginning of period	Charged to revenue and expenses	Charged to (from) other accounts	Deductions	Balance at end of period
Year Ended December 31, 2012					
Allowance for bad debts and sales-related allowances	$12,031	$3,250	$—	$(2,431)	$12,850
Year Ended December 31, 2011					
Allowance for bad debts and sales-related allowances	13,167	2,010	346[1]	(3,492)	12,031
Year Ended December 31, 2010					
Allowance for bad debts and sales-related allowances	13,050	2,525	163[2]	(2,571)	13,167

(1) Adjustment due to acquired bad debt allowance: Streamline

(2) Adjustment due to acquired bad debt allowance: Radius

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONICS FOR IMAGING, INC.

February 19, 2013

By: /s/ GUY GECHT
Guy Gecht,
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Guy Gecht and Vincent Pilette jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to the Form 10-K Annual Report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GUY GECHT **Guy Gecht**	Chief Executive Officer, Director (Principal Executive Officer)	February 19, 2013
/s/ VINCENT PILETTE **Vincent Pilette**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 19, 2013
/s/ ERIC BROWN **Eric Brown**	Director	February 19, 2013
/s/ GILL COGAN **Gill Cogan**	Director	February 19, 2013
/s/ THOMAS GEORGENS **Thomas Georgens**	Director	February 19, 2013
/s/ RICHARD A. KASHNOW **Richard A. Kashnow**	Director	February 19, 2013
/s/ DAN MAYDAN **Dan Maydan**	Director	February 19, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE DIRECTORY

Stockholder Information

Independent Accounting Firm
PricewaterhouseCoopers LLP
San Jose, California

Listing

Electronics For Imaging, Inc. is listed on the NASDAQ Stock Market LLC
The trading symbol is EFII

Transfer Agent & Registrar

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Telephone: (800) 937-5449

Annual Meeting

The annual meeting of Stockholders will be held on June 4, 2013

Corporate & Investor Information

Please direct inquiries to:
Investor Relations
EFI
303 Velocity Way
Foster City, California 94404
Telephone: (650) 357-3828
Facsimile: (650) 357-3907
Web site: www.efi.com

Corporate Officers

Guy Gecht
Chief Executive Officer and President

Vincent Pilette
Chief Financial Officer

Board of Directors

Gill Cogan (1)(2)
Chairman of the Board of the Company
Founding Partner,
Opus Capital Ventures LLC

Guy Gecht
Chief Executive Officer and President of the Company

Eric Brown (3)
Executive Vice President
Chief Operating Officer
Chief Financial Officer and Executive Vice President, Polycom, Inc.

Thomas Georgens (3)
President and Chief Executive Officer,
NetApp, Inc.

Richard A. Kashnow (2)(3)
Consultant, Self-Employed

Dan Maydan (1)(2)
Member, Board of Trustees,
Palo Alto Medical Foundation

(1) Member of the Compensation Committee
(2) Member of the Nominating and Governance Committee
(3) Member of the Audit Committee